[redacted]

NOVADEL PHARMA INC.

08055233

Mail Processing Section
Washington, DC
101

AR/S

NOVADEL PHARMA INC.
25 Minneakoning Road
Flemington, New Jersey 08822
(908) 782-3431

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

PROCESSED
JUL 2 9 2008
THOMSON REUTERS

Best Available Copy

To be held on September 8, 2008

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders, or Annual Meeting, of NovaDel Pharma Inc., referred to herein as we, us, our or NovaDel, a Delaware corporation, will be held at the offices of Morgan, Lewis & Bockius LLP, located at 502 Carnegie Center, Princeton, New Jersey 08540, on Monday, September 8, 2008, at 9:00 a.m., Eastern Daylight Time, for the following purposes:

1. To elect six Directors to our Board of Directors to serve until the next Annual Meeting of Stockholders or until their successors have been duly elected or appointed and qualified;

2. To approve the issuance and sale of up to $2.525 million in secured convertible notes and warrants of the Company to funds affiliated with ProQuest Investments. The following table sets forth the investor's current and potential ownership of the Company:

	Beneficial Ownership of Investor Prior to the Subsequent Closing (2)		Beneficial Ownership of Investor after the Subsequent Closing at the minimum Conversion Price of $0.075 per share (3)		Beneficial Ownership of Investor after the Subsequent Closing at the maximum Conversion Price of $1.05 per share (3)	
Investor (1)	**Number**	**Percentage**	**Number**	**Percentage**	**Number**	**Percentage**
ProQuest Investments (4)	**13,474,832**	**19.8%**	**70,341,499**	**56.4%**	**20,322,451**	**27.2 %**

(1) As more fully described in the proxy statement, the secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of the Company's common stock at the time of the subsequent closing. Based on the formula for the conversion price, the convertible notes will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share.

(2) Ownership is based upon the number of outstanding shares of common stock as of the Record Date (as defined below) and assuming the Initial Closing of the financing described in Proposal 2. The beneficial ownership calculated herein does not include the warrants issued pursuant to the Initial Closing because such warrants may not be exercised if such exercise would cause the holders to beneficially own more than 19.99% of the total shares outstanding at the time of such exercise. See Proposal 3.

(3) Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of the Record Date (as defined below), (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and excluding interest shares and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.

(4) For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

3. To approve the potential issuance of 3,250,000 shares of our common stock resulting from: (i) the removal of the cap of 19.99% on the 3,000,000 warrants issued in the initial closing; and (ii) the interest shares provision of the secured convertible notes in the initial closing;

4. To ratify the selection of J.H. Cohn LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

5. To consider and take action upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

These items of business are more fully described in the Proxy Statement accompanying this notice. Only holders of record of our common stock, par value $.001 per share (the "Common Stock"), at the close of business on July 21, 2008 (the "Record Date"), will be entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

The names of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten (10) days prior to the Annual Meeting for any purpose germane to the meeting, at our principal executive offices at 25 Minneakoning Road, Flemington, NJ 08822, by contacting our Corporate Secretary.

Whether you plan to attend the meeting in person or not, it is important that you read the Proxy Statement and follow the instructions on your proxy card to vote by mail, telephone or Internet. This will ensure that your shares are represented and will save us additional expenses of soliciting proxies.

By Order of the Board of Directors,

Michael E. Spicer
Chief Financial Officer and Corporate Secretary

Flemington, New Jersey
July 23, 2008

YOUR VOTE IS IMPORTANT. IN ORDER TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

NOVADEL PHARMA INC.
25 Minneakoning Road
Flemington, New Jersey 08822
(908) 782-3431

PROXY STATEMENT

General

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of NovaDel Pharma Inc., referred to herein as we, us, our or NovaDel, of proxies to be voted at the Annual Meeting of Stockholders, or the Annual Meeting, to be held at 9:00 a.m., Eastern Daylight Time, on Monday, September 8, 2008 at the offices of Morgan, Lewis & Bockius LLP, located at 502 Carnegie Center, Princeton, New Jersey 08540, and at any adjournments or postponements thereof.

A copy of our Annual Report on Form 10-K for the period ended December 31, 2007, as amended, is enclosed with these materials. Upon written request, we will provide each stockholder being solicited by this Proxy Statement with a copy, free of charge, of any of the documents referred to in this Proxy Statement. All such requests should be directed to NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822, Attn: Michael E. Spicer, Chief Financial Officer and Corporate Secretary.

The Annual Meeting has been called to consider and take action on the following proposals:

(i) to elect six Directors to our Board of Directors, or the Board, to serve until the next Annual Meeting of Stockholders or until their successors have been duly elected or appointed and qualified;

(ii) to approve the issuance and sale of up to $2.525 million in secured convertible notes and warrants of the Company to funds affiliated with ProQuest Investments, as further described below;

(iii) to approve the potential issuance of 3,250,000 shares of our common stock resulting from: (i) the removal of the cap of 19.99% on the 3,000,000 warrants issued in the initial closing; and (ii) the interest shares provision of the secured convertible notes in the initial closing, each as further described below;

(iv) to ratify the selection of J.H. Cohn LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

(v) to consider and take action upon such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our principal executive office is located at 25 Minneakoning Road, Flemington, New Jersey 08822 and our telephone number is (908) 782-3431. The approximate date on which this Proxy Statement, the proxy card and other accompanying materials are first being sent or given to stockholders is July 23, 2008.

Record Date and Shares Outstanding

Stockholders of record at the close of business on July 21, 2008 (the "Record Date") are entitled to notice of and to vote at the meeting. At the Record Date, 60,692,260 shares of our Common Stock were issued and outstanding.

Revocability of Proxies

You can revoke your proxy at any time before it is exercised by timely delivery of a properly executed, later-dated proxy (including a telephone vote), by delivering a written revocation of your proxy to our Corporate Secretary, or by voting at the meeting. The method by which you vote by proxy will in no way limit your right to vote at the meeting if you decide to attend in person. If your shares are held in the name of a bank or brokerage firm, you must obtain a proxy, executed in your favor, from the bank or broker, to be able to vote at the meeting.

Voting Rights

Only holders of record of our Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on all matters to be voted upon at the Annual Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting and at any postponement or adjournment thereof.

For Proposal 1, the affirmative vote of a plurality of the shares of Common Stock cast by the stockholders present in person or represented by proxy at the Annual Meeting is required to elect the nominees for election as Directors. Thus, broker non-votes and withholding authority will have no effect on the outcome of the vote for the election of Directors. Broker non-votes are when shares are represented at the Meeting by a proxy specifically conferring only limited authority to vote on certain matters and no authority to vote on other matters. Brokers do, however, have discretionary authority to vote shares held in their name on this proposal, even if they do not receive instructions from the beneficial owner.

For Proposal 2, the affirmative vote of a majority of votes cast by the stockholders entitled to vote and who are present in person or represented by proxy at the Annual Meeting is required to approve the issuance and sale of up to $2.525 million in secured convertible notes and warrants to funds affiliated with ProQuest Investments. Brokers may not vote on this proposal unless they receive instructions from the beneficial owner.

For Proposal 3, the affirmative vote of a majority of votes cast by the stockholders entitled to vote and who are present in person or represented by proxy at the Annual Meeting is required to approve the potential issuance of 3,250,000 shares of our common stock resulting from: (i) the removal of the cap of 19.99% on the 3,000,000 warrants issued in the initial closing; and (ii) the interest shares provision of the secured convertible notes in the initial closing. Brokers may not vote on this proposal unless they receive instructions from the beneficial owner.

For Proposal 4, the affirmative vote of a majority of votes cast by the stockholders entitled to vote and who are present in person or represented by proxy at the Annual Meeting is required to ratify the selection of J.H. Cohn LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Abstentions will have the effect of a vote "against" this proposal. Because broker non-votes are not considered to be votes cast, they will have no effect on the vote for this proposal. Brokers do, however, have discretionary authority to vote shares held in their name on this proposal, even if they do not receive instructions from the beneficial owner. We are not required to obtain the approval of our stockholders to select our independent registered public accounting firm. However, if our stockholders do not ratify the selection of J.H. Cohn LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008, the Audit Committee of our Board may reconsider its selection.

Questions and Answers

Q. What am I voting on?

- Election of six Directors (Mark J. Baric, Thomas E. Bonney, CPA, William F. Hamilton, Ph.D., Jay Lobell, Charles Nemeroff, M.D., Ph.D. and Steven B. Ratoff) for a term ending at the next Annual Meeting of Stockholders;
- The approval of the issuance and sale of up to $2.525 million in secured convertible notes and warrants of the Company to funds affiliated with ProQuest Investments;
- The approval of the potential issuance of 3,250,000 shares of the Company's common stock resulting from: (i) the removal of the cap of 19.99% on the 3,000,000 warrants issued in the initial closing; and (ii) the interest shares provision of the secured convertible notes in the initial closing; and
- Ratification of the selection of J.H. Cohn LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

Q. Who is entitled to vote?

Only stockholders of record at the close of business on the Record Date of July 21, 2008, are entitled to vote shares held by such stockholders on that date at the Annual Meeting. Each outstanding share entitles its holder to cast one vote.

Q. How do I vote?

Vote By Mail: Sign and date the proxy card you receive and return it in the enclosed stamped, self-addressed envelope.

Vote By Telephone: If you are a stockholder of record (that is, if you hold your stock in your own name), you may vote by telephone by following the instructions on your proxy card. The telephone number is toll-free, so voting by telephone is at no cost to you. If you vote by telephone, you do not need to return your proxy card.

Vote in Person: Sign and date the proxy you receive and return it in person at the Annual Meeting.

If your shares are held in the name of a bank, broker or other holder of record (i.e., in "street name"), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Telephone and Internet voting will be offered to stockholders owning shares through most banks and brokers.

Q. Can I access the proxy materials and transition report on Form 10-K electronically?

This Proxy Statement, the proxy card, and our Annual Report on Form 10-K for the period ended December 31, 2007, as amended, are available on our website at www.novadel.com.

Q. Can I change my vote or revoke my proxy?

Yes. You may change your vote or revoke your proxy at any time before the proxy is exercised. If you submitted your proxy by mail, you must (a) file with the Corporate Secretary a written notice of revocation or (b) timely deliver a valid, later-dated proxy. If you submitted your proxy by telephone, you may change your vote or revoke your proxy with a later telephone proxy. Attendance at the Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the Annual Meeting.

Q. What is the process for admission to the Annual Meeting?

If you are a record owner of your shares (i.e., your shares are held in your name), you must show government issued identification. Your name will be verified against the stockholder list. If you hold your shares through a bank, broker or trustee, you must also bring a copy of your latest bank or broker statement showing your ownership of your shares as of the Record Date.

Q. What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Record Date will constitute a quorum. On the Record Date, there were 60,692,260 outstanding shares of Common Stock entitled to vote at the Annual Meeting.

Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the Annual Meeting.

Q. What vote is required to approve each item?

The affirmative vote of a plurality of the votes cast at the meeting by stockholders entitled to vote thereon is required for the election of Directors. The affirmative vote of a majority of the votes cast by stockholders entitled to vote thereon will be required for the approval of the issuance and sale of up to $2.525 million in secured convertible notes and warrants to funds affiliated with ProQuest Investments. The affirmative vote of a majority of the votes cast by stockholders entitled to vote thereon will be required for the approval of the potential issuance of 3,250,000 shares of the Company's common stock resulting from: (i) the removal of the cap of 19.99% on the 3,000,000 warrants issued in the initial closing; and (ii) the interest shares provision of the secured convertible notes in the initial closing. For ratification of the selection of J.H. Cohn LLP, the affirmative vote of a majority of the votes cast by stockholders entitled to vote thereon will be required.

Q. What happens if I do not instruct my broker how to vote on the proxy?

If you do not instruct your broker how to vote, your broker will vote your shares for you at his or her discretion on routine matters such as the election of directors or ratification of auditors.

Q. What are the recommendations of the Board of Directors?

The Board of Directors unanimously recommends that the stockholders vote:

- FOR the election of the six nominated Directors;
- FOR the approval of the issuance and sale of up to $2.525 million in secured convertible notes and warrants of the Company to funds affiliated with ProQuest Investments;
- FOR the approval of the potential issuance of 3,250,000 shares of the Company's common stock resulting from: (i) the removal of the cap of 19.99% on the 3,000,000 warrants issued in the initial closing; and (ii) the interest shares provision of the secured convertible notes in the initial closing; and
- FOR ratification of the selection of J.H. Cohn LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

With respect to any other matter that properly comes before the Annual Meeting, the proxies will vote as recommended by the Board of Directors or, if no recommendation is given, in their own discretion.

PROPOSAL 1
ELECTION OF DIRECTORS

Information Regarding Board of Directors

The Board of Directors, or the Board, has nominated six (6) candidates for election as Director for a term expiring at the next Annual Meeting of Stockholders. All of the nominees are currently members of our Board and were elected by our stockholders at the last Annual Meeting. Directors are elected to serve for their respective terms of one year or until their successors have been duly elected or appointed and qualified. The Board has no reason to believe that any of the nominees named below will be unavailable, or if elected, will decline to serve.

Pursuant to our By-Laws, generally the number of Directors is fixed and may be increased or decreased from time to time by resolution of our Board. Currently, our By-Laws provide that the number of Directors must be not less than three (3) nor more than nine (9). The Board has fixed the number of Directors at six (6) members. Proxies cannot be voted for a greater number of persons than the number of nominees named. In the event one or more of the named nominees is unable to serve, the persons designated as proxies may cast votes for other persons as substitute nominees. Dr. Rosenwald, a significant stockholder, has the ability to designate an individual to serve on our Board, and has exercised such ability by designating Mr. J. Jay Lobell. Although Mr. Lobell is a designee of Dr. Rosenwald's, he does not have any voting or dispositive control over the shares held directly or indirectly by Dr. Rosenwald. Based upon the recommendation of the Corporate Governance and Nominating Committee, the Board elected Mr. Lobell as a member of the Board on December 14, 2005. Pursuant to the listing standards of the American Stock Exchange, or AMEX, Mr. Lobell has been deemed to be an independent Director by our Board as of September 15, 2006. Also at its meeting on September 15, 2006, the Board appointed Mr. Steven B. Ratoff as Chairman of the Board. Mr. Ratoff had served as an independent member of our Board since his election to the Board on January 17, 2006. In connection with Mr. Ratoff's appointment as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. Effective March 16, 2007, Mr. Ratoff's monthly rate was reduced to $10,000 and reimbursement of reasonable expenses in connection with his reduction in day-to-day time spent with NovaDel. Effective June 6, 2007, Mr. Ratoff's monthly rate was increased to $17,500 and reimbursement of reasonable expense in connection with his increase in day-to-day time spent with NovaDel. On July 25, 2007, Mr. Ratoff was appointed as Interim President and Chief Executive Officer of the Company, concurrent with the resignation with Dr. Jan Egberts. As a result of such relationship, the Board has determined that Mr. Ratoff, who otherwise would be deemed independent, is no longer an independent member of the Board pursuant to the listing standards of AMEX. As such, Mr. Ratoff no longer serves as a member of our Audit Committee or our Compensation Committee. The Board, based on the recommendation of the Corporate Governance and Nominating Committee, affirmatively determined that all of our Directors are independent of NovaDel and management under the standards set forth in the listing standards of the AMEX, with the exception of our Chairman, Mr. Steven B. Ratoff, who is not independent because of his consulting arrangement with NovaDel and his role as Interim President and Chief Executive Officer.

NAME	AGE	POSITION WITH NOVADEL
Mark J. Baric	49	Director
Thomas E. Bonney, CPA	43	Director
William F. Hamilton, Ph.D.	69	Lead Independent Director
J. Jay Lobell	45	Director
Charles Nemeroff, M.D., Ph.D.	58	Director
Steven B. Ratoff	65	Director and Chairman of the Board, Interim President and Chief Executive Officer

The ages, principal occupations and directorships held, and certain other information with respect to the nominees, are shown below as of the Record Date.

Mark J. Baric, Director, 49. Mr. Baric was elected to the Board in February 2007. Since 2005, Mr. Baric has been the President and co-founder of CeNeRx BioPharma, Inc., a privately-held development company with a therapeutic focus on diseases of the central nervous system. In 2001 he co-founded and served, until 2005, as Chief Executive Officer and Chairman of 2ThumbZ Entertainment Inc., a privately-held company which develops and markets entertainment applications for users of handheld wireless devices and networks. From 1996 to 2001, Mr. Baric was Chairman and Chief Executive Officer of Virtus Entertainment Corporation, an emerging company in the fast-growing interactive entertainment industry. From 1990 to 1996, Mr. Baric held various leadership positions, including Chief Operating Officer and Chief Financial and Administrative Officer of Seer Technologies Inc. (now known as Cicero, Inc.), a provider of business integration software. Prior to 1990, Mr. Baric held various leadership positions at several firms, including CS First Boston and Coopers and Lybrand. Mr. Baric serves on the boards of CeNeRx BioPharma, Inc., 2ThumbZ Entertainment Inc. and Concert Technologies, a privately-held company focused on rich media technology and licensing. Mr. Baric received an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S. from Clarion University. He is a member of our Audit Committee and a member of our Compensation Committee.

Thomas E. Bonney, CPA, Director, 43. Mr. Bonney was elected to the Board in March 2005. Since 2002, Mr. Bonney has served as Managing Director of CMF Associates, LLC, a financial and management consulting firm. Since December 2006, Mr. Bonney has been a General Partner in West Place LLC, and West Place Restaurant Group, LLC, privately-held companies that invest in and manage hotels and real estate. Since June 2005, Mr. Bonney has been a Director of Leblon Holdings LLC, a privately-held beverage supplier and from June 2005 through July 2007 was the Chief Financial Officer of Leblon Holdings, LLC. From 2001 to 2002, he was Chief Financial Officer of Akcelerant Holdings, Inc., a technology holding company. From 1995 to 2001, Mr. Bonney was President and a Director of Polaris Consulting & Information Technologies, a technology solutions provider. Mr. Bonney was at Deloitte & Touche from 1987 to 1995 in various positions including Senior Manager. Mr. Bonney received his B.S. in Accounting at the Pennsylvania State University and is a member of the Pennsylvania Institute of Certified Public Accountants. He is a member and chair of our Audit Committee and a member of our Corporate Governance and Nominating Committee.

William F. Hamilton, Ph.D., Director, 69. Dr. Hamilton was elected to the Board in March 2003. In January 2006, Dr. Hamilton was appointed Lead Independent Director. Dr. Hamilton has served on the University of Pennsylvania faculty since 1967, and is the Landau Professor of Management and Technology, and Director of the Jerome Fisher Program in Management and Technology at The Wharton School and the School of Engineering and Applied Science. He serves as a director of Neose Technologies, Inc., a publicly-traded company developing proprietary drugs. Dr. Hamilton is also a director of Yaupon Therapeutics, Inc., a privately-held specialty pharmaceutical company that develops small molecule pharmaceuticals licensed from under-served academic laboratories, Avid Radiopharmaceuticals, Inc., a privately-held clinical-stage product-focused molecular imaging company and Neuro Diagnostic Devices, a privately-held development-stage medical device company. Dr. Hamilton received his B.S. and M.S. in chemical engineering and his M.B.A. from the University of Pennsylvania, and his Ph.D. in applied economics from the London School of Economics. Dr. Hamilton is a member of our Audit Committee and a member and chair of our Corporate Governance and Nominating Committee.

J. Jay Lobell, Director, 45. Mr. Lobell was elected to the Board in December 2005. Mr. Lobell has served as Chief Executive Officer, Secretary and a member of the Board of Directors of Paramount Acquisition Corp. since October 2005. Mr. Lobell has served as President and Chief Operating Officer of Paramount BioCapital Asset Management, Inc. and Paramount Biosciences, LLC since January 2005, and is a registered representative of Paramount BioCapital, Inc. Mr. Lobell also serves as President and Secretary of Sitka Sciences, Inc. and Norton Sound Acquisition Corp. which are affiliates of Paramount BioCapital, Inc. From 1996 until January 2005, Mr. Lobell was a partner at Covington & Burling, a law firm. Mr. Lobell received his B.A. from Queens College and his J.D. from Yale Law School. Mr. Lobell is a director of Innovive Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company, and Chem Rx Corporation, a publicly-traded long-term care pharmacy, as well as several private biotechnology companies. Mr. Lobell is a member and chair of our Compensation Committee.

Charles Nemeroff, M.D., Ph.D., Director, 58. Dr. Nemeroff was elected to the Board in September 2003. Dr. Nemeroff has been the Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences at Emory University School of Medicine in Atlanta, Georgia, since 1991. Dr. Nemeroff serves on the Scientific Advisory Board of numerous publicly-traded pharmaceutical companies, including Astra-Zeneca Pharmaceuticals, Forest Laboratories, Janssen and Quintiles. In 2002, he was elected to the Institute of Medicine of the National Academy of Sciences. Dr. Nemeroff received his B.S. from the City College of New York, his M.S. from Northeastern University, his Ph.D. and post doctorate training from the University of North Carolina and his M.D. from the University of North Carolina. Dr. Nemeroff is chair of our Scientific Advisory Board. He is also a member of our Compensation Committee and is a member of our Corporate Governance and Nominating Committee.

Steven B. Ratoff, Chairman of the Board, Interim President and Chief Executive Officer, 65. Mr. Ratoff was elected to the Board in January 2006 and was elected Chairman of the Board on September 15, 2006. He was appointed as Interim President and Chief Executive Officer of NovaDel on July 23, 2007. Mr. Ratoff is a private investor and since December 2004 has served as a venture partner with ProQuest Investments, a health care venture capital firm. Mr. Ratoff has been a director, since May 2005, and was Chairman of the Board, from September 2005 to October 2006, of Torrey Pines Therapeutics Inc. (formerly Axonyx Inc.), a NASDAQ development stage pharmaceutical company. Mr. Ratoff served as a director of Inkine Pharmaceuticals, Inc. from February 1998 to its sale to Salix, Inc. in September 2005. He also served as a board member since March 1995 and as Chairman of the Board and Interim Chief Executive Officer of CIMA Labs, Inc. from May 2003 to its sale to Cephalon, Inc. in August 2004. Mr. Ratoff also served as a director, since 1998 and as President and Chief Executive Officer of MacroMed, Inc. from February to December, 2001. From December 1994 to February 2001, Mr. Ratoff served as Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, a publicly-traded diversified manufacturer of consumer products. Mr. Ratoff received his B.S. in Business Administration from Boston University and an M.B.A. with Distinction from the University of Michigan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR ALL OF THE NOMINEES SET FORTH ABOVE FOR DIRECTOR

BOARD OF DIRECTORS AND COMMITTEES

Meetings and Committees of our Board

Our Board met 11 times in person or by teleconference during the year ended December 31, 2007. Each Director attended more than 75% of the total of the Board meetings and the meetings of the committees upon which he served.

Executive Sessions; Lead Independent Director

Non-employee Directors meet regularly in executive session following regularly scheduled Board meetings. Since January 2006, the Board has designated a Lead Independent Director who acts as the leader of the independent Directors and as chairperson of the executive sessions of our independent Directors. Dr. Hamilton is currently serving as our Lead Independent Director.

Attendance at Annual Meeting

Although we have no formal policy regarding Director attendance at annual meetings, we strongly encourage all Directors to attend. All of NovaDel's then current Directors attended the Annual Meeting of Stockholders held on June 6, 2007.

Committees of the Board

Our Board has the following three committees: (1) Audit Committee; (2) Compensation Committee; and (3) Corporate Governance and Nominating Committee.

Committee	Members	Number of Meetings in 2007
Audit	Thomas E. Bonney, CPA *Chair** Mark J. Baric William F. Hamilton, Ph.D.	8
Compensation	J. Jay Lobell, *Chair* Mark J. Baric Charles Nemeroff, M.D., Ph.D.	2
Corporate Governance and Nominating	William F. Hamilton, Ph.D., *Chair* Thomas E. Bonney, CPA Charles Nemeroff, M.D., Ph.D.	2

*Mr. Thomas E. Bonney, CPA has been determined by the Board to be an "audit committee financial expert" as defined under applicable Securities and Exchange Commission rules and "independent" as required by the listing standards of AMEX.

Audit Committee

Members: Mr. Bonney (Chair), Dr. Hamilton and Mr. Baric

Number of meetings in 2007: 8

Functions:

The functions of the Audit Committee are focused on the following areas:

- selects our independent registered public accounting firm and provides oversight of the firm's independence, qualifications and performance;
- reviews the adequacy of our internal control and financial reporting process and the reliability of our financial statements; and
- reviews our compliance with legal and regulatory requirements.

In the opinion of the Board, and as the term "independent" is defined in Section 121(A) of the listing standards of AMEX, Mr. Bonney, Mr. Baric and Dr. Hamilton are independent of management and free of any relationship that would interfere with the exercise of independent judgment as members of the Audit Committee. Members of the Audit Committee also all meet the independence requirements set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. Our Board has determined that Mr. Bonney qualifies as an "audit committee financial expert" and "independent director" as those terms are defined by the regulations of the Securities and Exchange Commission and the listing standards of AMEX.

The Audit Committee meets with management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting. The Audit Committee discusses these matters with our independent registered public accounting firm and with appropriate financial personnel from NovaDel. Meetings are held with participation from the independent registered public accounting firm. The independent registered public accounting firm is given unrestricted access to the Audit Committee. The Audit Committee also recommends to our stockholders the appointment of the independent registered public accounting firm and reviews periodically their performance and independence from management. In addition, the Audit Committee reviews our financing plans and reports its recommendations to the full Board for approval and to authorize action. A copy of the Audit Committee's written charter is available on our website at www.novadel.com. In 2007, the members of the Audit Committee were Mr. Thomas E. Bonney, CPA, Dr. William F. Hamilton and Mr. J. Jay Lobell, with Mr. Lobell stepping down and Mr. Baric joining the Audit Committee on June 6, 2007.

Compensation Committee

Members: Mr. Lobell (Chair), Mr. Baric and Dr. Nemeroff

Number of meetings in 2007: 2

Functions:

- reviews and approves, or recommends for approval by a majority of the independent Directors of the Board, the compensation of our Chief Executive Officer and our other named executive officers;
- reviews and makes recommendations to the Board with respect to incentive compensation plans and equity-based plans; and
- reviews the Compensation Discussion and Analysis ("CD&A") for inclusion in our proxy statement.

More specifically, the Compensation Committee annually reviews and approves corporate goals and objectives relevant to the total direct compensation – that is, changes in base salary, and non-equity and equity incentive plan compensation – of the Chief Executive Officer and our other named executive officers, evaluates their performance against these goals and objectives, and, based on its evaluation, sets their total direct compensation. The details of the process and procedures involved are described in the CD&A beginning on page 32 for the named executive officers total direct compensation.

Our full Board ultimately makes the final decisions regarding the Chief Executive Officer's and the other named executive officers' total direct compensation.

Role of Compensation Consultants. In 2006, the Compensation Committee engaged Compensation Resources, Inc., or CRI, to advise it on relevant executive pay and related issues, as needed. CRI also served as an advisor to the Compensation Committee in 2007 on certain compensation-related matters. During 2006, CRI assisted by:

- reviewing our competitive market data with respect to peer group chief executive officer compensation;

- provided input on the pay recommendations for our Chief Executive Officer;
- reviewed our competitive market data for our named executive officers and observations on program design, including pay philosophy, pay levels, and incentive pay mix;
- reviewed information on executive compensation trends, as requested; and
- provided competitive compensation data on non-employee Directors' compensation program as it relates to pay levels.

In the opinion of the Board, and as the term "independent" is defined in Section 121(A) of the AMEX listing standards, Mr. Lobell, Mr. Baric and Dr. Nemeroff are independent and are "non-employee Directors" pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934. A copy of the Compensation Committee's written charter is available on our website at www.novadel.com. In 2007, the members of the Compensation Committee were Mr. J. Jay Lobell, Dr. William F. Hamilton and Dr. Charles Nemeroff, with Dr. Hamilton stepping down and Mr. Baric joining the Compensation Committee on June 6, 2007.

Compensation Committee Interlocks and Insider Participation

From January 1, 2007 through June 6, 2007, the members of the Compensation Committee of the Board were Mr. J. Jay Lobell, Dr. William F. Hamilton and Dr. Charles Nemeroff. From June 6, 2007 through December 31, 2007, the members of the Compensation Committee were Mr. J. Jay Lobell, Mr. Mark J. Baric and Dr. Charles Nemeroff. None of these individuals was at any time during or at any other time an officer or employee of ours. Dr. Jan H. Egberts, our President and Chief Executive Officer through July 25, 2007, and Mr. Steven B. Ratoff, our Chairman of the Board, and our Interim President and Chief Executive Officer from July 25, 2007 through the current date, participated in discussions and decisions regarding salaries and incentive compensation for all of our named executive officers, except they were excluded from discussions regarding their own salary and incentive stock compensation.

Corporate Governance and Nominating Committee

Members: Dr. Hamilton (Chair), Mr. Bonney and Dr. Nemeroff

Number of meetings in 2007: 2

Functions:

- recommends to the Board the persons to be nominated for election as Directors at any meeting of stockholders;
- develops and recommends to the Board a set of corporate governance principles applicable to NovaDel; and
- oversees the evaluation of the Board.

In the opinion of the Board, and as the term "independent" is defined in Section 121(A) of the AMEX listing standards, Mr. Bonney, Dr. Hamilton and Dr. Nemeroff are independent.

The Corporate Governance and Nominating Committee was established on June 14, 2004 and was responsible for developing and recommending a set of corporate governance guidelines to the Board. Our Board adopted such Corporate Governance Guidelines in September 2005, which were amended in June 2006. The guidelines are available on our website at www.novadel.com. A complete description of the Corporate Governance and Nominating Committee's responsibilities is set forth in the Corporate Governance and Nominating Committee's written charter. A copy of the Corporate Governance and Nominating Committee's written charter is available on our website at www.novadel.com.

Code of Ethics

Our Board adopted a Business Conduct Policy that is applicable to all of our employees, officers and Directors. The Business Conduct Policy is intended to be designed to deter wrong-doing and promote honest and ethical behavior, full, fair, timely, accurate and understandable disclosure, and compliance with applicable laws. The Business Conduct Policy satisfies the definition of "code of ethics" under the rules and regulations of the Securities and Exchange Commission and listing standards of AMEX. The Board adopted the Business Conduct Policy in 2003 and a subsequent revised Business Conduct Policy was adopted by the Board in 2004. A copy of the Business Conduct Policy can be obtained and will be provided to any person without charge upon written request to our Corporate Secretary at our executive offices, 25 Minneakoning Road, Flemington, New Jersey 08822.

The Business Conduct Policy can also be obtained on our website, www.novadel.com. We intend to disclose on our website any amendments to, or waivers from, our Business Conduct Policy that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and AMEX. Our website and the information contained therein or connected thereto are not incorporated into this Proxy Statement.

Independence of Directors

The Board annually determines the independence of each Director based on a review by the Board and our Corporate Governance and Nominating Committee. The AMEX Corporate Governance Standards require that a majority of the Board be independent and that for a Director to qualify as independent, the Board must affirmatively determine that the Director has no material relationship with NovaDel, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. In determining whether a material relationship exists, the Board and our Corporate Governance and Nominating Committee broadly consider all relevant facts and circumstances brought to their attention through the processes described below.

The NovaDel Corporate Governance Guidelines, adopted by the Board in September 2005 and amended in June 2006, are available on the Corporate Governance section of our website at www.novadel.com. The listing standards of AMEX generally provide that a Director will not be considered independent if:

- the Director is, or within the last three years, has been an employee of NovaDel, or an immediate family member of the Director is, or within the last three years has been, an executive officer of NovaDel;
- the Director, or an immediate family member of the Director, has received more than $100,000 in any 12-month period in the last three years in direct compensation from NovaDel, other than Director fees, compensation paid to an immediate family member who is an employee (other than an executive officer) of the company, compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year) or benefits under a tax-qualified retirement plan, or non-discretionary compensation;
- a Director who is, or has an immediate family member who is, a current partner of our independent public registered accounting firm, or was a partner or employee of our independent registered public accounting firm who worked on our audit at any time during any of the past three years;
- the Director, or an immediate family member of the Director is, or in the last three years has been, employed as an executive officer of another company where any of NovaDel's present executives serve on that company's compensation committee; or
- a Director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of any organization to which the company made or from which the company received, payments that exceed 5% or $200,000 of the organization's gross revenues for that year, whichever is greater, in any of the most recent three fiscal years (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs).

Pursuant to the Corporate Governance Guidelines and the AMEX rules, the Board reviewed the independence of each of our Directors in March 2008, taking into account potential conflicts of interest, transactions or other relationships that would reasonably be expected to compromise any of our Directors' independence. In performing this review, the Board, together with our Corporate Governance and Nominating Committee, reviewed the responses received from each Director to a questionnaire inquiring about, among other things, their relationships with us (and those of their immediate family members), their affiliations and other potential conflicts of interest.

As a result of this review, the Board, based on the recommendation of the Corporate Governance and Nominating Committee, affirmatively determined that all of our Directors are independent of NovaDel and management under the standards set forth in the listing standards of the AMEX, with the exception of our Chairman, Mr. Steven B. Ratoff, who is not independent because of his consulting arrangement with NovaDel and his current role as our Interim President and Chief Executive Officer.

Compensation of Directors

The general policy of the Board is that compensation for independent Directors should be a mix of cash and equity-based compensation. NovaDel does not pay employee Directors for Board service in addition to their regular employee compensation. The Compensation Committee, which consists solely of independent Directors, has the primary responsibility for reviewing and considering any revisions to Director compensation. The Board reviews the Compensation Committee's recommendations and determines the amount of Director compensation.

Pursuant to its charter, the Compensation Committee may engage the services of outside advisers, experts, and others to assist them. During 2006, the Compensation Committee hired Compensation Resources, Inc. ("CRI") to aid in setting Director compensation. During 2007, CRI acted as an advisor to the Compensation Committee on certain compensation-related matters. There were no changes to Director compensation in 2007.

To assist the Compensation Committee in its annual review of Director compensation in 2006, CRI provided Director compensation data compiled from the annual reports and proxy statements of companies that the Board uses as its "peer group" for determining Director compensation. The Director peer group used in the 2006 review by CRI consisted of companies within the pharmaceutical and drug delivery industry that are generally considered comparable to NovaDel. The Director peer group used in 2006 consisted of the following companies:

Director Compensation Peer Group

Advanced Life Sciences Holdings, Inc.
Advanced Viral Research Corp.
Anadys Pharmaceuticals, Inc.
Antigenics Inc.
Avalon Pharmaceuticals, Inc.
Biopure Corporation
BioSante Pharmaceuticals, Inc.
Curis, Inc.
Delcath Systems, Inc.
Elite Pharmaceuticals, Inc.
EpiCept Corporation
Generex Biotechnology Corporation
Idera Pharmaceuticals, Inc.
Inhibitex, Inc.
Lev Pharmaceuticals Inc.
Lipid Sciences, Inc.
Manhattan Pharmaceuticals, Inc.
Point Therapeutics, Inc.
RegeneRx Biopharmaceuticals, Inc.
Repros Therapeutics Inc.
SIGA Technologies, Inc.
Valentis, Inc.

The following table shows amounts earned by each Director in the fiscal year ended December 31, 2007.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Mark J. Baric(1)	$ 31,291	—	$ 76,144	—	—	—	$ 107,435
Thomas E. Bonney, CPA	$ 15,000	—	$ 67,335	—	—	—	$ 82,335
William F. Hamilton, Ph.D.	$ 17,000	—	$ 69,835	—	—	—	$ 86,835
J. Jay Lobell	$ 39,542	—	$ 37,335	—	—	—	$ 76,877
Charles Nemeroff, M.D., Ph.D.	$ 37,500	—	$ 37,335	—	—	—	$ 74,835
Steven B. Ratoff	$ 6,000	—	$ 57,335	—	—	—	$63,335(3)

(1) Mr. Baric was elected in February 2007 and received 100,000 options. The estimated fair value of the option award on the grant date using a Black-Scholes option pricing model assumes the following: expected volatility of 64%; dividend yield of 0%; expected term until exercise of 3.5 years; and a risk-free interest rate of 4.9%. Options granted to non-employee Directors generally have the following terms: (i) exercise price equal to market price on the date of grant; (ii) vesting period of three years with one-third of the option grant vesting on each annual anniversary of the grant date; and (iii) contractual term of five years.

(2) For all directors excluding Mr. Baric, $37,335 option award in January 2007 represents estimated fair value of the option award on the grant date using a Black-Scholes option pricing model that assumes the following: expected volatility of 63%; dividend yield of 0%; expected term until exercise of 3.5 years; and a risk-free interest rate of 4.8%. In addition, Mr. Bonney, Dr. Hamilton, and Mr. Ratoff received option awards valued at $30,000, $32,500, and $20,000, respectively, based on their election to receive their annual retainers for Board and committee memberships in the form of options, which options vested quarterly during the fiscal year ended December 31, 2007. The number of options received by such electing directors was determined using a Black-Scholes option pricing model with the following assumptions: expected volatility of 64%; dividend yield of 0%; expected term until exercise of 2.8 years; and a risk-free interest rate of 4.8%.

(3) Does not include fees earned by Mr. Ratoff pursuant to his consulting arrangement with us.

The following table shows the options granted to each Director in the fiscal year ended December 31, 2007.

Director	Number of Shares Underlying Options Granted	Grant Date	Exercise Price Per Share
Mark J. Baric(1)	100,000	2/1/2007	$ 1.54
Thomas E. Bonney, CPA	50,000	1/16/2007	$ 1.52
	44,467	1/16/2007	$ 1.52
William F. Hamilton, Ph.D.	50,000	1/16/2007	$ 1.52
	48,173	1/16/2007	$ 1.52
J. Jay Lobell	50,000	1/16/2007	$ 1.52
Charles Nemeroff, M.D., Ph.D.	50,000	1/16/2007	$ 1.52
Steven B. Ratoff	50,000	1/16/2007	$ 1.52
	29,645	1/16/2007	$ 1.52

(1) Mr. Baric was elected in February 2007 and was granted 100,000 stock options in 2007.

The Board followed the recommendation of the Compensation Committee and determined non-employee Director compensation as follows:

Fiscal 2007 Policy — For the period from January 1, 2007 through December 31, 2007 and from January 1, 2008 through June 30, 2008. Directors who were not employees and were independent received fees in the following amounts:

Equity Compensation — Each new non-employee Director will, upon initially joining the Board, receive options to purchase 100,000 shares of our Common Stock pursuant to our 2006 Equity Incentive Plan, or the Plan, and thereafter, each non-employee Director will receive an annual grant of options to purchase 50,000 shares of our Common Stock upon re-election to the Board.

Cash Compensation — Each non-employee Director will be paid an annual retainer fee of $20,000 for the period from January 1, 2007 through December 21, 2007 and an annual retainer fee of $10,000 for the period from January 1, 2008 through June 30, 2008, and $2,000 for in-person and $1,000 for telephonic meetings of the Board. On June 30, 2008, the Board of Directors retroactively approved the payment of cash compensation to each non-employee Director for the period from January 1, 2008 through June 30, 2008. The Lead Independent Director will be paid a $2,500 retainer for such role for the period from January 1, 2007 through December 31, 2007 and a $1,250 retainer for such role for the period from January 1, 2008 through June 30, 2008. In addition, each non-employee Director will receive certain additional annual retainers and meeting fees for chairing or serving as a member of the committees of the Board, with annual retainers as follows:

	January 1, 2007 - December 31, 2007	January 1, 2008 - June 30, 2008
Chairman of the Audit Committee	$ 7,500	$ 3,750
Member of the Audit Committee	$ 2,500	$ 1,250
Chairman of the Compensation Committee	$ 5,000	$ 2,500
Member of the Compensation Committee	$ 2,500	$ 1,250
Chairman of the Corporate Governance and Nominating Committee	$ 5,000	$ 2,500
Member of the Corporate Governance and Nominating Committee	$ 2,500	$ 1,250

In addition, each non-employee Director will be paid $1,000 for in-person and $500 for telephonic committee meetings. The Board has agreed to permit each non-employee Director to elect to receive cash compensation in connection with their Board and committee retainers in the form of equity under the Plan. Such election will be made on an annual basis and valued at the time of grant. Equity grants will be received by such non-employee Directors when cash compensation payments are due.

In September 2006, Mr. Ratoff was elected Chairman of the Board. In connection with Mr. Ratoff's appointment as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. From March 16, 2007 until June 6, 2007, his monthly rate was reduced to $10,000 and reimbursement of reasonable expenses. Effective June 6, 2007, his monthly rate was increased to $17,500. Mr. Ratoff will also receive compensation as a member of the Board. On July 25, 2007, Mr. Ratoff was appointed as Interim President and Chief Executive Officer of the Company, concurrent with the resignation with Dr. Jan Egberts.

Director Nomination Procedures

The Corporate Governance and Nominating Committee is responsible for recommending to the Board the nominees for election as Directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. In making such recommendations, the Committee will consider candidates proposed by stockholders. Stockholders may submit a candidate's name and qualifications to the Board by mailing a letter to the attention of Michael E. Spicer, Chief Financial Officer and Corporate Secretary, NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822. The Committee will review and evaluate information available to it regarding candidates proposed by stockholders and will apply the same criteria, and will follow substantially the same process in considering them, as it does in considering candidates identified by members of the Board or senior management. The criteria which will be applied include: (i) reputation for integrity, honesty and high ethical standards; (ii) demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to our current and long-term objectives and willingness and ability to contribute positively to our decision-making process; (iii) commitment to understanding our business and our industry; (iv) adequate time to attend and participate in meetings of the Board and its Committees; (v) ability to understand the sometimes conflicting interests of the various constituencies of NovaDel, which include stockholders, employees, customers, governmental units, creditors and the general public and to act in the interest of all stockholders; and (vi) such other attributes, including independence, that satisfy requirements imposed by the Securities and Exchange Commission and AMEX. When evaluating potential candidates, the Corporate Governance and Nominating Committee will take into consideration the qualifications set forth in the Corporate Governance Guidelines which are available on our website at www.novadel.com. The Corporate Governance and Nominating Committee will also consider whether potential Director candidates will likely satisfy the applicable independence standards for the Board, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Stockholder Communications with the Board

Stockholders may communicate their comments or concerns about any matter to the Board by mailing a letter to the attention of the Board, c/o NovaDel, attention Corporate Secretary, at our office in Flemington, New Jersey.

PROPOSAL 2

APPROVAL OF THE ISSUANCE AND SALE OF UP TO $2.525 MILLION IN SECURED CONVERTIBLE NOTES AND WARRANTS TO FUND AFFILIATES WITH PROQUEST INVESTMENTS

The American Stock Exchange, referred to herein as the AMEX, requires stockholder approval of the sale, issuance or potential issuance in a transaction or related transactions by a listed company of shares of common stock and shares issuable upon conversion or exercise of other securities in certain prescribed transactions under Section 713 of the AMEX Company Guide. This private placement transaction is deemed to be an at the market transaction so AMEX Section 713(a) does not apply. However, AMEX Section 713(b) requires stockholder approval for a transaction that would result in a change of control of the issuer. Under this AMEX rule, a change of control generally occurs when an investor beneficially owns 20% or more of the then presently outstanding shares of common stock on a post-transaction basis. This rule is referred to herein as the "AMEX Rule". AMEX interprets the AMEX Rule to include issuances of common stock as dividends and issuances of common stock upon conversion or exercise of other securities issued in connection with a transaction.

In the private placement transaction described below, the number of shares of common stock issuable upon conversion of the convertible notes at the related conversion price and exercise of warrants issued, and to be issued, to ProQuest Investments II, L.P., ProQuest Investments II Advisors Fund, L.P. and ProQuest Investments III, L.P. (together, the "Investors") will equal more than 20% of the shares of our common stock, outstanding on the Subsequent Closing date (defined below), on an as converted basis.

The Investors also have the option to request that the interest that accrues on the convertible notes be paid in common stock of the Company on the maturity date. The occurrence of the above scenarios could result in a violation of the AMEX rules. To date, we have issued convertible notes in the private placement transaction that can be converted into the aggregate of 5,000,000 shares or 8.2% of the pre-existing outstanding shares of our common stock. We believe that this issuance is in compliance with the AMEX Rule because the Investors beneficially own 19.8% of the total outstanding shares of common stock of the Company. Pursuant to the rules of the AMEX, the warrants previously issued are excluded from this threshold because they contain a provision that prevents the exercise of such warrants if such exercise would cause the holder to beneficially own more than 19.99% of the total outstanding shares of common stock of the Company (See Proposal 3). Therefore, issuing additional convertible notes and warrants may cause us to exceed the number of shares that we can issue under the AMEX Rule in the absence of stockholder approval. Accordingly, we must obtain stockholder approval in order to complete the additional financing (the "Subsequent Closing") under this private placement. Specifically, we are requesting stockholder approval to issue all of the shares underlying the securities to be issued pursuant to the Subsequent Closing, including (i) the shares of common stock of the Company issuable upon conversion of the convertible notes, (ii) the shares of common stock of the Company issuable upon exercise of the warrants and (iii) the shares of common stock issuable upon the Investors' request to elect to receive payment for accrued and unpaid interest on the convertible notes in shares of common stock of the Company.

The Investors will not receive a discount in connection with purchasing the securities in the Initial Closing because the conversion price for the convertible notes is fixed at a price that is greater than the market value at the time of the Initial Closing as described below. However, the conversion price for the convertible notes to be issued in the Subsequent Closing shall be equal to the lesser of (i) the market value of the Common Stock as of the date of the Subsequent Closing plus $0.075 per share and (ii) $1.05 per share. If the market value of the common stock of the Company exceeds $1.05 per share, the Investors would have the right to convert the convertible notes at a price per share that is less than the market value. Therefore, the Investors may receive a discount in connection with purchasing the securities in the Subsequent Closing. This would also affect the exercise price of the warrants because the exercise price for the warrants is equal to 125% of the conversion price for the related convertible notes.

Description of Securities

Convertible Notes

On May 6, 2008, we entered into a binding Securities Purchase Agreement, as amended pursuant to Amendment No. 1 to the Securities Purchase Agreement, dated May 28, 2008 (together, the "Securities Purchase Agreement"), to sell, in a private placement, up to $4,000,000 of (i) secured convertible notes, referred to herein as the convertible notes, convertible into shares of our common stock and (ii) five-year warrants to purchase shares of our common stock. Pursuant to the Securities Purchase Agreement, we have issued $1,475,000 of convertible notes and accompanying warrants to the Investors on May 30, 2008 (the "Initial Closing"). The convertible notes are convertible into no more than 5,000,000 shares of the common stock underlying the convertible notes. The 5,000,000 shares were equal to 8.2% of our pre-existing outstanding common stock on the date of the Initial Closing. Inclusive of these shares, the Investors beneficially own 19.8% of the Company. We have agreed to obtain stockholder approval prior to the Subsequent Closing. As we have already issued $1,475,000 of convertible notes to date, at our option we may sell up to an additional $2,525,000 of the convertible notes and warrants to the Investor upon stockholder approval.

The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10% per annum. Interest will accrue on a daily basis and is to be paid in cash or, at the option of the Investors, in common stock of the Company at maturity.

At our option, we can redeem all, or a portion, of the principal owed under the convertible notes by providing the Investors with at least 5 days' written notice; provided that the Investors shall retain conversion rights for the convertible notes for the 5 day period after the Company has given such notice. Each prepayment shall be accompanied by the payment of accrued and unpaid interest on the amount being prepaid, through the date of the prepayment.

The Investors may elect, at their sole discretion, to cause the conversion of all principal and interest outstanding under the convertible notes held by such Investors at any time. In the Initial Closing, the conversion price per share of the Common Stock equaled $0.295 per share of Common Stock, which is equal to the market value of the Common Stock as of the initial signing date, plus $0.075 per share of Common Stock. In a Subsequent Closing, the conversion price shall equal the lesser of (i) $1.05 per share and (ii) the market value (as defined under the applicable rules of AMEX) of the Common Stock as of the date of the Subsequent Closing, plus $0.075 per share of Common Stock.

The indebtedness represented by the convertible notes is secured by all present and after-acquired assets of the Company, including its intellectual property, as evidenced by a customary agreement ("**Security Agreement**") and associated filing(s), with the exception of (i) those fixed assets already secured under capital leases (approximately $529,000 in net book value of fixed assets as of March 31, 2008, on which $258,000 of capital lease obligations exist at March 31, 2008), (ii) those assets that are marked as "Assets held for sale" on the Company's balance sheet as of December 31, 2007, which represented assets associated with the Company's NitroMist™ product which is currently being targeted for sale, the amount for which was $492,000 as of December 31, 2007 and (iii) those assets that are marked as "Other assets" on the Company's balance as of December 31, 2007, which represented assets held as security for the Company's letters of credit and leased assets, the amount for which was $369,000 as of December 31, 2007. The indebtedness represented by the convertible notes and the security interest in the assets granted to the Investors pursuant to the Security Agreement shall be senior to all other Company indebtedness and related security interests, with the exception of the excluded assets.

The Company has agreed to file within 30 days of the related closing date of any of the convertible notes or the warrants, a resale registration statement covering the securities underlying the related convertible notes and warrants. The Company has agreed to use best efforts to have such registration statement declared effective within 90 days of the related closing date.

Unless converted earlier, principal and accrued interest under all of the convertible notes shall be due and payable upon the earlier to occur of (i) upon demand by the Investor any time on or after the date that is 180 days after the related closing date or (ii) any "Change of Control" (as defined below) (such earlier date to occur, the "Maturity Date"). A "Change of Control" is defined as (i) a sale, transfer or other disposition, whether by merger, consolidation or otherwise, of all or substantially all of the Company's assets, a merger with another company or an acquisition of the Company which results in the existing stockholders of the Company owning less than fifty percent (50%) of the Company following such transaction or (ii) the approval by the Board of Directors of the Company of a plan of complete liquidation of the Company.

In each closing, the Investors have, or will have, received warrants to purchase shares equivalent in value to 60% of the face value of the amount borrowed, valuing the shares at the related conversion price. The warrants will have an exercise price equal to 125% of the related conversion price and will be exercisable six months and one day from the date of issuance until their expiration on the date that is five years from the date of issuance. In the Initial Closing, the Investors received warrants to purchase 3,000,000 shares of the Company's common stock, which have an exercise price of $0.369 per share. The warrants issued at the Initial Closing are subject to a cap on the number of shares of common stock that can be issued upon the exercise of the warrants to a maximum of 19.99% of the Company's outstanding common stock at the time of exercise unless the Company receives shareholder approval in accordance with AMEX rules (See Proposal 3). The number of warrants the Investors receive at the time of the Subsequent Closing shall depend on the face value of the convertible notes issued pursuant to such Subsequent Closing. At any time during the exercise period when the resale of the shares underlying the warrants by the Investors is not registered pursuant to an effective registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Investors may, at their option, elect to exercise the warrants, in whole or in part, on a cashless basis.

The conversion rate of each convertible note and the exercise price of the warrants are subject to adjustment for certain events, including dividends, stock splits and combinations.

Each purchaser of the convertible notes represented that such purchaser is an "accredited investor" and agreed that the securities issued in the private placement bear a restrictive legend against resale without registration under the Securities Act. The convertible notes and warrants were sold pursuant to the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation D thereunder.

Common Stock

Our authorized capital stock includes 200,000,000 shares of common stock, 60,692,260 of which were issued and outstanding as of the Record Date. The following briefly summarizes the material terms of our common stock. You should read the more detailed provisions of our certificate of incorporation and by-laws for provisions that may be important to you.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by stockholders. Except as otherwise provided by law, the holders of common stock vote as one class together with holders of our preferred stock (if they have voting rights), none of which are outstanding as of the record date. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of our common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock. There are no preemptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of our common stock. All of the outstanding shares of our common stock are fully paid and nonassessable. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Our common stock is listed on AMEX under the symbol "NVD."

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- prior to the business combination, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares of voting stock outstanding owned by the corporation's officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
- at or subsequent to the time the business combination is approved by the corporation's board of directors, it is authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of its outstanding voting stock which is not owned by the interested stockholder.

A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

In accordance with Section 203 of the Delaware General Corporation Law, the Board of Directors approved the transaction with the funds affiliated with ProQuest Investments prior to the Initial Closing. Furthermore, in accordance with Section 120 of the AMEX Company Guide, the Audit Committee of the Company separately approved the transaction prior to the Initial Closing.

The following table summarizes (1) the number of shares of common stock that will be issued and outstanding upon full conversion of the convertible notes at the conversion price and full exercise of the warrants at the exercise price, (2) the number of shares the Investor will be issued pursuant to the financing, and (3) the percentage of outstanding shares the Investor's shares represent after all securities anticipated by the financing are issued.

Investor	Total Number of Shares Outstanding Upon Conversion and Exercise(2)	Total Number of Shares Underlying Warrants and Convertible Notes Issued to Investor(3)	Underlying Shares as a Percentage of Outstanding Shares(4)
Assuming conversion price of $1.05 per share (1)			
ProQuest Investments (5):	**74,747,141**	**11,847,619**	**15.9%**
Assuming conversion price of $0.075 per share (1)			
ProQuest Investments (5):	**124,766,189**	**61,866,667**	**49.6%**

(1) The secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of the Company's common stock at the time of the subsequent closing. Based on the formula for the conversion price, the convertible notes will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share. Therefore, in order to fully understand the potential beneficial ownership of the affiliated ProQuest entities in connection with this financing, the Company has included the potential minimum and

maximum issuances (dependent upon the market value of the Company's common stock at the time of the Subsequent Closing) in the Subsequent Closing.

(2) This amount represents the sum of (a) the number of outstanding shares of common stock as of the Record Date, (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying the convertible notes and warrants issued, and to be issued, as part of the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price held by the Investor, and excluding interest shares and other additional shares that may be issued pursuant to potential adjustments to the exercise and conversion prices.

(3) This amount represents the number of shares underlying the convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price. This amount does not include interest shares or any shares that are issuable pursuant to potential adjustments to the conversion price and exercise price of these instruments. The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10%. If we were to pay such interest in interest shares, we would issue approximately 370,238 shares if the conversion price was $1.05 per share and approximately 1,933,333 shares if the conversion price was $0.075 per share.

(4) This represents the percentage of outstanding shares that the Investor could potentially own after all securities anticipated by the financing are issued, excluding interest shares and other additional shares that may be issued pursuant to adjustments to the exercise and conversion prices.

(5) For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

The following table sets forth the beneficial ownership of the Investor prior to the financing and after the financing.

Investor (1)	Beneficial Ownership of Investor Prior to the Subsequent Closing (2)		Beneficial Ownership of Investor after the Subsequent Closing at the minimum Conversion Price of $0.075 per share (3)		Beneficial Ownership of Investor after the Subsequent Closing at the maximum Conversion Price of $1.05 per share (3)	
	Number	**Percentage**	**Number**	**Percentage**	**Number**	**Percentage**
ProQuest Investments (4):	**13,474,832**	**19.8%**	**70,341,499**	**56.4%**	**20,322,451**	**27.2%**

(1) The secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of the Company's common stock at the time of the subsequent closing. Based on the formula for the conversion price, the convertible notes will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share. Therefore, in order to fully understand the potential beneficial ownership of the affiliated ProQuest entities in connection with this financing, the Company has included the potential minimum and maximum issuances (dependent upon the market value of the Company's common stock at the time of the Subsequent Closing) in the Subsequent Closing.

(2) Ownership is based upon the number of outstanding shares of common stock as of the Record Date and assuming the Initial Closing of the financing described in this Proposal 2. The beneficial ownership calculated herein does not include the warrants issued pursuant to the Initial Closing because such warrants may not be exercised if such exercise would cause the holders to beneficially own more than 19.99% of the total shares outstanding at the time of such exercise. See Proposal 3. .

(3) Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of the Record Date, (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and excluding interest shares and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.

(4) For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

Why We Are Asking Stockholders to Approve

We have entered into this private placement transaction for working capital, research, product development, and general corporate purposes. As disclosed in our Annual Report on Form 10-K for the period ended December 31, 2007 and our Quarterly Report on Form 10-Q for the period ended March 31, 2008, we significantly reduced clinical development activities on our product candidate pipeline during the fourth quarter of 2007, as we did not believe that we had sufficient cash to sustain such activities. Despite the reduction in expenditures for clinical activities, we still required capital to sustain our existing organization until such time as clinical activities could be resumed. With the funds from the Initial Closing, we estimate that we will have sufficient cash on hand to fund operations through at least the end of the calendar year 2008, and, once the Subsequent Closing is complete, into the first quarter of 2009. However, we may determine that it is appropriate to increase development activities on our product candidate pipeline, which activities have been significantly reduced since the fourth quarter of 2007. An increase in development activities would significantly increase cash outflows, which may require additional capital in the future.

We believe that the proceeds of the financing, assuming all closings, may be used as follows:

- an estimated $2.8 million to fund research and development expenses, including, but not limited to, (i) an estimated $1.2 million for the allocable portion of labor and overhead (ii) an estimated $1.6 million expenses incurred in connection with development of ZolpiMist™ and NitroMist™, and for the advancement of certain new product opportunities;
- an estimated $1.0 million to pay general corporate and administrative costs; and
- an estimated $200,000 to obtain and maintain patents.

For the purposes of the foregoing, the proceeds description contained above does not reflect any proceeds received in connection with other strategic transactions. Therefore, actual spending may differ from these projections in response to other potential future cash inflows and the data derived from research and development needs.

Effect of this Proposal 2 on Existing Stockholders

If stockholders approve Proposal 2, then the Company would be permitted to issue additional convertible notes and warrants to the Investors. Under the additional convertible notes, at the Investors' option, interest may be paid in common stock of the Company at maturity. The additional convertible notes (including any interest shares) and warrants will have a conversion price and an exercise price, respectively, that is determined as of the date of related closing. In the event the Investors decide to convert theseconvertible notes, receive interest shares in lieu of cash or exercise these warrants, the issuance of common stock in connection therewith will have a significant dilutional affect of the voting interests of existing stockholders. This issuance would also have a dilutive affect on earnings per share and may adversely affect the market price of our common stock.

The following table sets forth the dilutive effect of this transaction on the beneficial ownership of common stock outstanding held by existing stockholders (other than ProQuest Investments), referred to herein as the Existing Stockholders, after the Subsequent Closing.

	Beneficial Ownership of Existing Stockholders prior to Subsequent Closing (3)		Beneficial Ownership of Existing Stockholders after Subsequent Closing assuming the minimum Conversion Price of $0.075 per share (4)		Beneficial Ownership of Existing Stockholders after Subsequent Closing assuming the maximum Conversion Price of $1.05 per share (4)	
Existing Stockholders	**Number**	**Percentage**	**Number**	**Percentage**	**Number**	**Percentage**
(other than ProQuest Investments)(1)(2):	**80,953,626**	**85.7%**	**80,953,626**	**52.8%**	**80,953,626**	**79.6%**

---

(1) The secured convertible notes and warrants to be issued to funds affiliated with ProQuest Investments will have an adjustable conversion price and exercise price based on the market value of the Company's common stock at the time of the Subsequent Closing. Based on the formula for the conversion price, the convertible notes (including any interest shares) will have a maximum conversion price of $1.05 per share and a minimum conversion price of $0.075 per share. Based on the formula for the exercise price, the accompanying warrants will have an exercise price equal to 125% of the related conversion price, which will translate into a maximum exercise price of $1.313 per share and a minimum exercise price of $0.094 per share.

(2) For purposes of clarification, the percentage represented by the Existing Stockholders excludes any current and prior ownership of ProQuest Investments, but includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of the Record Date.

(3) Ownership is based upon the number of outstanding shares of common stock as of the Record Date and includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of the Record Date.

(4) Ownership is based on the sum of (a) the number of outstanding shares of common stock as of the Record Date, (b) the total number of options, warrants and other convertible securities exercisable within 60 days of the Record Date, assuming full conversion or full exercise at the related conversion price or exercise price, and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and including interest shares assuming issuance at the related conversion price.

OUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE ISSUANCE AND SALE OF UP TO $2.525 MILLION IN SECURED CONVERTIBLE NOTES AND WARRANTS OF THE COMPANY TO FUNDS AFFILIATED WITH PROQUEST INVESTMENTS.

PROPOSAL 3

APPROVAL OF THE POTENTIAL ISSUANCE OF 3,250,000 SHARES OF OUR COMMON STOCK RESULTING FROM: (1) THE REMOVAL OF THE CAP OF 19.99% ON THE WARRANTS ISSUED IN THE INITIAL CLOSING; AND (2) PURSUANT TO THE INTEREST SHARES PROVISION OF THE CONVERTIBLE NOTES ISSUED IN THE INITIAL CLOSING

In May 2008, we entered into a private placement transaction (described in Proposal 2) pursuant to which we agreed to issue and sell up to $4,000,000 of convertible notes and warrants. Under the terms of the private placement transaction, the warrants are subject to a cap of 19.99%, which prevents the exercise of the warrants if such exercise would cause the holder to own more than 19.99% of the total outstanding shares of common stock of the Company at the time of exercise. Furthermore, the convertible notes provide that we can pay interest, at the holder's option, in shares of our common stock, referred to herein as the interest shares provision.

The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10% per annum. Pursuant to the interest shares provision, we may, at the holder's option, pay interest in cash or shares of common stock. If we pay interest in shares of common stock, the stock will be valued at the related conversion price.

In order to comply with the AMEX Rule, the number of shares of our common stock that can be issued as part of the Initial Closing is restricted to 19.99% of our issued and outstanding common stock until we receive stockholder approval for larger issuances, referred to herein as the 19.99% cap. As a result, issuances of common stock pursuant to the exercise of the warrants in the Initial Closing and the interest shares provision are currently subject to the 19.99% cap.

Why We Are Asking Stockholders to Approve

We are seeking stockholder approval so that we can proceed with the removal of the cap and permit the issuance of interest shares pursuant to the interest shares provision of the convertible notes in the Initial Closing.

If our stockholders approve this Proposal, then the number of shares issuable pursuant to the exercise of the warrants and the interest shares provision will no longer be subject to the 19.99% cap. Accordingly, we would be permitted to issue a larger number of shares upon the conversion of the convertible notes and upon the exercise of the warrants than if the 19.99% cap remained. The issuance of a larger number of shares will be dilutive to our existing stockholders because it will reduce the existing stockholders' equity per share as well as the percentage ownership of common stock by existing stockholders.

Investor	Total Number of Shares Underlying Convertible Notes in the Initial Closing(1)	Total Number of Shares Underlying Warrants in the Initial Closing(2)	Estimated Number of Interest Shares(3)	Maximum Number of Shares that may be Issued Pursuant to the Initial Closing(4)
ProQuest Investments II Advisor Fund L. P.	24,251	14,551	1,213	40,015
ProQuest Investments II, L.P.	1,007,365	604,419	50,368	1,662,152
ProQuest Investments III, L.P.	3,968,384	2,381,030	198,419	6,547,833
Total:	**5,000,000**	**3,000,000**	**250,000**	**8,250,000**

(1) This represents the number of shares issuable upon conversion of the convertible notes at the conversion price of $0.295 per share. This amount does not include interest shares.

(2) This represents the number of shares issuable upon exercise of the warrants at the exercise price of $0.369 per share.

(3) This represents the estimated amount of interest shares that may be issued upon conversion of the convertible notes. The convertible notes accrue interest on their outstanding principal balances at an annual rate of 10%. We may, at the holder's option, pay interest in cash or common stock at maturity. If we pay interest in common stock, the stock will be valued at the conversion price of $0.295 per share.

(4) This represents the maximum number of shares that may be issued to the Investors.

The following table illustrates the beneficial ownership of the Investors upon full exercise of the warrants and full conversion of the interest shares in the Initial Closing:

	Beneficial Ownership of Investor at Initial Closing (2)		Beneficial Ownership of Investor upon full exercise of warrants and full conversion of interest shares (3)	
Investor (1)	**Number**	**Percentage**	**Number**	**Percentage**
ProQuest Investments (4)	**13,474,832**	**19.8%**	**16,724,832**	**23.5%**

(1) For the purposes of the foregoing table, the calculation of beneficial ownership assumes that the Subsequent Closing has not occurred.

(2) Ownership is based upon the number of outstanding shares of common stock as of the Record Date (as defined below) and assuming the consummation of the Initial Closing described in Proposal 2. The beneficial ownership calculated herein does not include the warrants issued pursuant to the Initial Closing or the potential interest shares from the Initial Closing because such warrants may not be exercised and such interest shares may not be issued, if such exercise or issuance would cause the holders to beneficially own more than 19.99% of the total shares outstanding at the time of such exercise or issuance; however, it does include the shares of common stock underlying the convertible notes because such convertible notes may be fully converted at any time.

(3) Ownership is based upon the sum of (a) the number of outstanding shares of common stock as of the Record Date (as defined below), (b) the total number of warrants issued prior to the financing, assuming full exercise at the related exercise price and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and including interest shares and other additional shares issuable pursuant to potential adjustments to the exercise and conversion prices.

(4) For the purposes of this proxy statement, the numerical information contained in this table consists of the aggregate beneficial ownership of each of ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, L.P.

Effect of this Proposal 3 on Existing Stockholders

The stockholders' equity per share of our common stock as of March 31, 2008 and assuming the Initial Closing has occurred was approximately $2.4 million, or approximately $0.040 per share, based on 60,692,260 shares of our common stock outstanding. Stockholders' equity per share represents the amount of our assets, less our liabilities, divided by the total number of shares of our common stock outstanding and the consummation of the Initial Closing. Dilution in stockholders' equity per share to new investors represents the difference between the amount per share paid by the Investors and the stockholders' equity per share of our common stock immediately afterwards. Without taking into account any other changes in stockholders' equity per share after the Record Date and the consummation of the Initial Closing, other than the potential exercise of the warrants for 3,000,000 shares of common stock and the potential interest shares of 250,000 shares of common stock, our stockholders' equity would have increased slightly to approximately $2.8 million, or approximately $0.043 per share, based on 65,692,260 shares of our common stock outstanding. This represents an immaterial increase in stockholders' equity per share to existing stockholders in this offering, due to the inclusion of approximately $400,000 in stockholders' equity related to the Initial Closing. Assuming the potential exercise of warrants for 3,000,000 shares of common stock and the potential interest shares of 250,000 shares of common stock, our stockholders' equity would remain at approximately $2.8 million, or approximately $0.040 per share, based on 68,942,260 shares of our common stock outstanding. The following table illustrates this per share dilution:

Stockholders' equity per share as of March 31, 2008 and assuming the Initial Closing has not occurred	$ 0.040
Stockholders' equity per share as of March 31, 2008 and assuming the Initial Closing has occurred	$ 0.043
As adjusted stockholders' equity per share after approval of the Interest Shares and Warrant Shares	$ 0.040
Dilution per share to Investors if Proposal 3 is approved.	$ 0.003

These calculations exclude shares of common stock issuable upon exercise of options, warrants and other rights, and the effect of shares of common stock issued, except as indicated above for ProQuest Investments, since the Record Date.

The following table sets forth the dilutive effect on the beneficial ownership of the existing stockholders (other than ProQuest Investments) upon full exercise of the warrants and full conversion of the interest shares in the Initial Closing.

	Beneficial Ownership of Existing Stockholders at Initial Closing (3)		**Beneficial Ownership of Existing Stockholders upon full exercise of warrants and full conversion of interest shares (4)**	
Existing Stockholders (other than	**Number**	**Percentage**	**Number**	**Percentage**
ProQuest Investments) (1)(2):	**80,953,626**	**85.7%**	**80,953,626**	**82.9%**

(1) For the purposes of the foregoing table, the calculation of beneficial ownership assumes that the Subsequent Closing has not occurred.

(2) For purposes of clarification, the percentage represented by the Existing Stockholders excludes any current and prior ownership of ProQuest Investments, but includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of the Record Date.

(3) Ownership is based upon the number of outstanding shares of common stock as of the Record Date and includes all options, warrants and other convertible securities held by the Existing Stockholders exercisable within 60 days of the Record Date. This calculation also assumes full conversion of the convertible notes in the Initial Closing at the related conversion price.

(4) Ownership is based on the sum of (a) the number of outstanding shares of common stock as of the Record Date, (b) the total number of options, warrants and other convertible securities exercisable within 60 days of the Record Date, assuming full conversion or full exercise at the related conversion price or exercise price, and (c) the total number of shares underlying all convertible notes and warrants issued, and to be issued, in the financing, assuming full conversion at the related conversion price and full exercise at the related exercise price, and including interest shares assuming issuance at the related conversion price.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE POTENTIAL ISSUANCE OF 3,250,000 SHARES OF OUR COMMON STOCK RESULTING FROM: (1) THE REMOVAL OF THE CAP OF 19.99% ON THE WARRANTS ISSUED IN THE INITIAL CLOSING; AND (2) THE INTEREST SHARES PROVISION OF THE CONVERTIBLE NOTES IN THE INITIAL CLOSING.

PROPOSAL 4

RATIFICATION OF THE SELECTION OF J.H. COHN LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008

The Audit Committee, pursuant to its charter, has selected the independent registered public accounting firm of J.H. Cohn LLP for the purpose of auditing and reporting upon the financial statements of NovaDel for the fiscal year ending December 31, 2008. Neither the firm, nor any of its members has any direct or indirect financial interest in NovaDel. J.H. Cohn LLP has been employed by us to audit our financial statements since November 2003.

While the Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, the Audit Committee and our Board are requesting, as a matter of policy, that the stockholders ratify the appointment of J.H. Cohn LLP as our independent registered public accounting firm. The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. However, if the stockholders do not ratify the selection, the Audit Committee may investigate the reasons for stockholder rejection and may consider whether to retain J.H. Cohn LLP or to appoint another independent registered public accounting firm. Furthermore, even if the appointment is ratified, the Audit Committee in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of NovaDel and our stockholders. A formal statement by representatives of J.H. Cohn LLP is not planned for the Annual Meeting. However, representatives of J.H. Cohn LLP are expected to be present at the Annual Meeting and will be available to respond to appropriate questions by stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF J.H. COHN LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008

Independent Registered Public Accounting Firm's Fee Summary

The following table sets forth fees billed to us by our independent registered public accounting firm during the year ended December 31, 2007, the five month period ended December 31, 2006, and the fiscal year ended July 31, 2006 for: (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees; (iii) services rendered in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	J.H. Cohn LLP		
	fiscal year ended 12/31/07	5 months ended 12/31/06	FY 2006
Audit Fees	$ 125,000	$ 72,000	$ 99,000
Audit Related Fees	$ 19,000	$ 7,000	$ 12,000
Tax Fees		—	$ 4,000
All Other Fees		—	—

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy for the pre-approval of all audit and permitted non-audit services that may be performed by our independent registered public accounting firm. Under this policy, unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee periodically will revise the list of pre-approved services, based on subsequent determinations. The Audit Committee delegates pre-approval authority to its chairperson and may delegate such authority to one or more of its members, whose activities are reported to the Audit Committee at each regularly scheduled meeting.

The Audit Committee has approved for fiscal year 2008 the following services with the following fee limits:

Audit Services

Service		**Range of Fees**
1.	Statutory audits or financial audits for affiliates of the Company for annual financial statements and review of financial statements included in quarterly reports in Form 10-Q	Not to exceed $20,000
2.	Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g. comfort letters, consents) and assistance in responding to SEC comment letters	Not to exceed $5,000
3.	Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or other actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard setting bodies (Note: Under SEC rules, some consultations may be "audit-related" services rather than "audit" services)	Not to exceed $10,000

Audit Related Services

Service		**Range of Fees**
1.	Due diligence services pertaining to potential business acquisitions/dispositions	Not to exceed $5,000
2.	Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond or comply with financial, accounting or regulatory reporting matters	Not to exceed $10,000
3.	Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies (Note: Under SEC rules, some consultations may be "audit" services rather than "audit-related" services)	Not to exceed $10,000
4.	Attest services not required by statute or regulation	Not to exceed $5,000

Tax Services

Service		Range of Fees
1.	U.S. federal, state and local tax planning and advice	Not to exceed $5,000
2.	U.S. federal, state and local tax compliance	Not to exceed $20,000
3.	International tax planning and advice	Not to exceed $5,000
4.	International tax compliance	Not to exceed $5,000

All Other Services

Service	Range of Fees
No such services are pre-approved	—

Report of the Audit Committee

The Audit Committee of the Board is currently composed of three members and acts under a written charter originally adopted in September 2003, which has been reviewed and amended on an annual basis. The current members of the Audit Committee possess the financial sophistication required by its charter and applicable rules. The Audit Committee's written charter is available on our website at www.novadel.com.

Management is responsible for our financial statements and the overall financial reporting process, including our system of internal control and for the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The independent registered public accounting firm audits the annual financial statements prepared by management, expresses an opinion as to whether those financial statements present fairly the financial position, results of operations and cash flows of NovaDel in conformity with accounting principles generally accepted in the United States of America and discusses with the Audit Committee any issues they believe should be raised with the Audit Committee.

The Audit Committee has reviewed and discussed with our management NovaDel's audited financial statements for the year ended December 31, 2007. The Audit Committee also reviewed and discussed with our independent registered public accounting firm those matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Accounting Oversights Board in rule 3200T. These standards require our independent registered public accounting firm to communicate to our Audit Committee, among other things, the following:

- umethods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates, and the basis for the independent registered public accounting firm's conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires independent registered public accounting firms annually to disclose in writing all relationships that, in the independent registered public accounting firm's professional opinion, may reasonably be thought to bear on independence, confirm their perceived independence, and engage in a discussion of independence. In addition, the Audit Committee discussed with the independent registered public accounting firm its independence with respect to NovaDel. The Audit Committee also considered whether the independent registered public accounting firm's provision of certain other non-audit related services to NovaDel is compatible with maintaining such independent registered public accounting firm's independence.

Based upon the review and discussions referred to above, the Audit Committee has recommended to our Board that NovaDel's audited financial statements referred to above be included in our Annual Report on Form 10-K for the period ended December 31, 2007.

Audit Committee
Thomas E. Bonney, CPA Chair
William F. Hamilton, Ph.D.
Mark J. Baric (appointed in June 2007, as replacement for J. Jay Lobell)

In accordance with the rules of the Securities and Exchange Commission, the information contained in the Report of the Audit Committee set forth above shall not be deemed to be "soliciting material," or to be "filed" with the Securities and Exchange Commission or subject to the Securities and Exchange Commission's Regulation 14A, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXECUTIVE OFFICERS

The names and ages of our current named executive officers are set out below. The named executive officers are elected annually by the Board and serve at the pleasure of the Board. The Board of Directors has determined that the following individuals are our executive officers for the 2008 fiscal year: Mr. Ratoff, Dr. Bergstrom, Mr. Spicer and Dr. Zodda.

NAME	AGE	POSITION WITH NOVADEL
Steven B. Ratoff	65	Interim President, Chief Executive Officer and Director
David H. Bergstrom, Ph.D.	54	Senior Vice President and Chief Operating Officer
Michael E. Spicer, CPA	54	Chief Financial Officer and Corporate Secretary
Deni M. Zodda, Ph.D.	54	Senior Vice President and Chief Business Officer

Steven B. Ratoff, Chairman of the Board, Interim President and Chief Executive Officer, 65. Mr. Ratoff was elected to the Board in January 2006 and was elected Chairman of the Board on September 15, 2006. He was appointed as Interim President and Chief Executive Officer of NovaDel on July 23, 2007. Mr. Ratoff is a private investor and since December 2004 has served as a venture partner with ProQuest Investments, a health care venture capital firm. Mr. Ratoff has been a director, since May 2005, and was Chairman of the Board, from September 2005 to October 2006, of Torrey Pines Therapeutics Inc. (formerly Axonyx Inc.), a NASDAQ development stage pharmaceutical company. Mr. Ratoff served as a director of Inkine Pharmaceuticals, Inc. from February 1998 to its sale to Salix, Inc. in September 2005. He also served as a board member since March 1995 and as Chairman of the Board and Interim Chief Executive Officer of CIMA Labs, Inc. from May 2003 to its sale to Cephalon, Inc. in August 2004. Mr. Ratoff also served as a director, since 1998 and as President and Chief Executive Officer of MacroMed, Inc. from February to December, 2001. From December 1994 to February 2001, Mr. Ratoff served as Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, a publicly-traded diversified manufacturer of consumer products. Mr. Ratoff received his B.S. in Business Administration from Boston University and an M.B.A. with Distinction from the University of Michigan.

David H. Bergstrom, Ph.D., Senior Vice President and Chief Operating Officer, 54. Dr. Bergstrom joined NovaDel in December 2006 as Senior Vice President and Chief Operating Officer. From 1999 to November 2006, Dr. Bergstrom served in several capacities at Cardinal Health, Inc., including Vice President, Research & Development and Senior Vice President and General Manager. From 1998 to 1999, Dr. Bergstrom was Vice President of Pharmaceutical & Chemical Development at Guilford Pharmaceuticals Inc. Dr. Bergstrom was employed by Hoechst Marion Roussel, Inc. as the Director of Pharmaceutical and Analytical Sciences from 1996 to 1998. Dr. Bergstrom served as Director of Pharmaceutical and Analytical Development for the predecessor company, Hoechst-Roussel Pharmaceuticals Inc., from 1991 to 1996, and Group Manager, Formulations, Pharmaceutical Research from 1990 to 1991. Prior thereto, Dr. Bergstrom held various positions at Ciba-Geigy Corporation. Dr. Bergstrom received his Ph.D. in Pharmaceutics at the University of Utah in 1985. In addition, he received his M.S. in Pharmaceutical Chemistry at the University of Michigan in 1982 and his B.S. degree in Pharmacy in 1978 at Ferris State University.

Michael E. Spicer, CPA, Chief Financial Officer and Corporate Secretary, 54. Mr. Spicer joined NovaDel as Chief Financial Officer in December 2004 and was named Corporate Secretary in April 2006. From December 2001 to December 2004, Mr. Spicer was Chief Financial Officer of Orchid Biosciences, Inc. (now known as Orchid Cellmark Inc.). From September 1998 to December 2001, Mr. Spicer served as Vice President, Chief Financial Officer of Lifecodes Corporation until it was acquired by Orchid. Mr. Spicer is a Certified Public Accountant and holds an undergraduate degree in Accounting from the University of Virginia and an M.B.A. from Harvard Business School.

Deni M. Zodda, Ph.D., Senior Vice President and Chief Business Officer, 54. Dr. Zodda joined NovaDel in February 2007 as Senior Vice President and Chief Business Officer. From May 2006 to February 2007, Dr. Zodda was Principal of Medignostica, LLC, a consulting firm he owns which provided business development services to various clients and was acting Chief Executive Officer of StemCapture, Inc., a privately-held stem cell research company. From 2000 to May 2006, Dr. Zodda served in varying capacities, including Senior Vice President, Business Development and Principal Financial Officer of Discovery Laboratories, Inc. From 1998 to 2000, Dr. Zodda served as Managing Director of the Life Sciences Practice at KPMG. During the course of his career, Dr. Zodda also held senior management positions in business development, marketing and commercial operations at Cephalon, Inc., Wyeth, Baxter International Inc. and SmithKline Beckman, Inc. Dr. Zodda received his M.B.A. in Marketing and Finance from the University of Santa Clara in 1986, his Ph.D. in Biology from the University of Notre Dame in 1980 and his B.S. in Biology from Villanova University in 1975.

STOCK OWNERSHIP OF DIRECTORS, MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Stock Ownership of Certain Beneficial Owners

The following table sets forth information, as of the Record Date and assuming the Initial Closing of the financing described in Proposal 2, regarding beneficial ownership of the Common Stock to the extent known to us by each person known to be the beneficial owner of 5% or more of the Common Stock. Except as otherwise noted, each person has sole voting and investment power as to his or her shares.

Title of Class	Name and Address or Number in Group	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Stock	Lindsay A. Rosenwald, M.D. (1)	9,473,924 (2)	13.9%
Common Stock	ProQuest Investments, II, L.P. (3)	13,474,832(4)	19.8%
Common Stock	Caisse de dépôt et placement du Québec (5)	5,837,931(6)	9.4%
Common Stock	William Harris Investors, Inc. (7)	3,681,277(8)	6.0%
Common Stock	Wachovia Corporation (9)	5,800,000(10)	9.6%

(1) The address for Dr. Rosenwald is: c/o Paramount BioCapital, Inc., 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(2) Includes 2,137,660 shares of Common Stock and warrants to purchase 7,336,264 shares of Common Stock. Does not include 2,900,000 shares of Common Stock owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust dated May 24, 2000 which is a trust established for the benefit of Dr. Rosenwald. Dr. Rosenwald is not a trustee of this trust and disclaims beneficial ownership of such shares, except to any pecuniary interest therein. Does not include warrants which are convertible into 1,331,424 shares of Common Stock (the "Trust Shares") and are owned by certain trusts for the benefit of Dr. Rosenwald's children. Dr. Rosenwald is not a trustee of these trusts and disclaims beneficial ownership of the Trust Shares, except to any pecuniary interest therein.

(3) The address for ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, LP is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

(4) Includes (i) 1,262,747 shares of Common Stock, $297,172.77 in convertible secured promissory notes convertible into 1,007,365 shares of Common Stock, and warrants to purchase 444,704 shares of Common Stock held in the name of ProQuest Investments II, L.P., (ii) 4,974,426 shares of Common Stock, $1,170,673.16 in convertible secured promissory notes convertible into 3,968,384 shares of Common Stock, and warrants to purchase 1,751,854 shares of Common Stock held in the name of ProQuest Investments III, L.P., and (iii) 30,397 shares of Common Stock, $7,154.07 in convertible secured promissory notes convertible into 24,251 shares of Common Stock, and warrants to purchase 10,704 shares of Common Stock. ProQuest Associates III LLC ("Associates III") is the General Partner of ProQuest Investments III, L.P. ProQuest Associates II LLC ("Associates II") is the general partner of ProQuest Investments II, L.P. and of ProQuest Investments II Advisors Fund, L.P. Jay Moorin and Alain Schreiber, Managing Members of Associates III and Associates II, have voting, dispositive and investment power with respect to the securities. Each of Mr. Moorin and Mr. Schreiber disclaim beneficial ownership of such securities except to the extent of each such person's respective pecuniary interest in such securities.

(5) The address for Caisse de dépôt et placement du Québec is: 1000 Place Jean-Paul-Riopelle, Montreal, Quebec, Canada H22 263.

(6) Includes 4,413,793 shares of Common Stock and warrants to purchase 1,424,138 shares of Common Stock. Two groups of persons, collectively comprised of Normand Provost, Pierre Pharad, Diane Favreau, Pierre Fortier, Paul-Henri Couture, Michel Lefebrve, Ghislain Gautheir, Sylvain Gareau, Luc Houle, Gilles Godbout, James McMullan, Louise Lalonde, Jean-Pierre Jetté, Julie Prémont, Bruno Guilmette, Francois Maheu, Cyrille Viltecoq, Alain Tremblay, Marcel Gagnon, Pierre Piché, Eric Lachance, Mackey Tall, Stephane René, Frederick Godbout, Eric Cantin, Monique Laliberté, Dave Brochet, Eric Legault, Marc-Andre Aubé, Maxine Durivage, Francois Boundreault, Steve Lachaine, Pierre Lépine and Pierre Lambert, has voting and investment control over the shares of Common Stock and warrants held by Caisse de dépôt et placement du Québec, and each disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Normand Provost, Pierre Pharad, Diane Favreau, Peirre Fortier, Paul-Henri Courture, Michel Lefebrve, Ghislain Gauthier, Sylvain Gareau, Luc Houle and Gilles Godbout make up Group A. James McMullan, Louise Lalonde, Jean-Pierre Jetté, Julie Prémont, Bruno Guilmette, Francois Maheu, Cyrille Viltecoq, Alain Tremblay, Marcel Gagnon, Pierre Piché, Eric Lachance, Mackey Tall, Stephane René, Frederick Godbout, Eric Cantin, Monique Laliberté, Dave Brochet, Eric Legault, Marc-Andre Aubé, Maxine Durivage, Francois Boundreault, Steve Lachaine, Pierre Lépine and Pierre Lambert make up Group B. Any person in Group A in conjunction with any person in Group B has voting and investment control.

(7) The address for William Harris Investors, Inc. is: 191 North Wacker Drive, Suite 1500, Chicago, IL 60606.

(8) Includes (i) 1,198,519 shares of Common Stock and warrants to purchase 551,724 shares of Common Stock held in the name of WHI Growth Fund Q.P., L.P., (ii) 689,655 shares of Common Stock and warrants to purchase 275,862 shares of Common Stock held in the name of WHI Select Fund, L.P., and (iii) 689,655 shares of Common Stock and warrants to purchase 275,862 shares of Common Stock held in the name of Panacea Fund LLC. William Harris Investors, Inc. is the General Partner of WHI Select Fund L.P. and WHI Growth Fund Q.P., L.P. Michael S. Resnick, an executive vice-president of William Harris Investors, Inc., and Charles Polsky, a vice-president of William Harris Investors, Inc. have voting and investment control over the shares. William Harris Investors, Inc. is the Manager of Panacea Fund, LLC. Michael S. Resnick, an executive vice-president of William Harris Investors, Inc., Charles Polsky and Fred Houbow, co-Fund Managers of Panacea Fund, LLC, have voting and investment control over the shares of Common Stock and warrants held by Panacea Fund, LLC but disclaim beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein.

(9) The address for Wachovia Corporation is: One Wachovia Center, Charlotte, NC 28288-0137.

(10) As reported on Schedule 13G filed with the Securities and Exchange Commission on January 11, 2007, Wachovia Corporation has (i) sole power to vote 5,800,000 shares of Common Stock and (ii) no power to dispose or direct the disposition of 5,800,000 shares of Common Stock.

Stock Ownership of Directors and Management

The following table sets forth information, as of the Record Date, regarding beneficial ownership of the Common Stock to the extent known to us, by (i) each person who is a nominee for Director; (ii) each named executive officer in the Summary Compensation Table on page 40; and (iii) all Directors and named executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares.

Title of Class	Name and Address or Number in Group(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Common Stock	Mark J. Baric	38,333	*
Common Stock	David H. Bergstrom, Ph.D.	298,333	*
Common Stock	Thomas E. Bonney, CPA	219,767	*
Common Stock	Barry C. Cohen (3)	5,000	*
Common Stock	William F. Hamilton, Ph.D.	207,173	*
Common Stock	J. Jay Lobell	356,483(4)	*
Common Stock	Charles Nemeroff, M.D., Ph.D.	266,000	*
Common Stock	Steven B. Ratoff	411,706(5)	*
Common Stock	Michael E. Spicer, CPA	364,000	*
Common Stock	Deni M. Zodda, Ph.D.		
Common Stock	All Directors and Named Executive Officers as a group (11 persons)	5,139,495	7.8%

* Less than 1%.

(1) The address of all holders listed herein is c/o NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822.

(2) For each of the following persons, the numbers set forth in this column includes the number of shares of Common Stock immediately succeeding such person's name, which such person has the right to acquire within 60 days through the exercise of stock options: Mr. Baric, 33,333; Dr. Bergstrom, 225,000; Mr. Bonney, 194,467; Mr. Cohen, 0; Dr. Hamilton, 198,173; Mr. Lobell, 83,334; Dr. Nemeroff, 251,000; Mr. Ratoff, 112,979; Mr. Spicer, 325,000; Dr. Zodda, 0; and all Directors and named executive officers as a group 4,395,986.

(3) Mr. Cohen was terminated in March 2007.

(4) Includes warrants to purchase 95,685 shares of Common Stock.

(5) Includes warrants to purchase 38,727 shares of Common Stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our named executive officers during the 2007 fiscal year. Our Chief Executive Officer, Chief Financial Officer and the other named executive officers included in the Summary Compensation Table on page 40 will be referred to as the "named executive officers" for purposes of this discussion.

This year's overview of our executive compensation policy has been significantly expanded to provide a more comprehensive picture to you, the stockholder, of both the rationale behind executive compensation decisions and the manner in which those decisions are made. In developing our enhanced disclosure, the Compensation Committee of the Board, or Committee, relied upon the principles contained in the newly adopted regulations governing public company executive compensation disclosure that were recently approved by the Securities and Exchange Commission.

Compensation Objectives and Philosophy

The Committee is responsible for reviewing and approving the compensation payable to our named executive officers and other key employees. As part of such process, the Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

- motivate, recruit and retain executives capable of meeting our strategic objectives;
- provide incentives to ensure superior executive performance and successful financial results for NovaDel; and
- align the interests of the named executive officers with the long-term interests of our stockholders.

The Committee seeks to achieve these objectives by:

- establishing a compensation structure that is both market competitive and internally fair;
- linking a substantial portion of compensation to our achievement of financial objectives and the individual's contribution to the attainment of those objectives;
- providing upward leverage for overachievement of goals; and
- providing long-term equity-based incentives.

In order to achieve the above goals, our total compensation package includes base salary and annual bonus, all paid in cash, as well as long-term compensation in the form of stock options and restricted stock. We believe that appropriately balancing the total compensation package is necessary in order to provide market-competitive compensation.

Setting Executive Compensation

Role of Compensation Committee and Chief Executive Officer. The Committee oversees the design, development and implementation of the compensation program for the Chief Executive Officer and the other named executive officers. The Committee evaluates the performance of the Chief Executive Officer and determines the Chief Executive Officer's compensation in light of the goals and objectives of the compensation program. The Chief Executive Officer and the Committee together assess the performance of the other named executive officers employed by us as of December 31 and determine their compensation, based on initial recommendations from the Chief Executive Officer. Our Interim Chief Executive Officer provided the Committee with a detailed review of the performance of the other named executive officers and made recommendations to the Committee with respect to the compensation packages for those officers for the 2007 fiscal year.

Mr. Steven B. Ratoff, the Company's Chairman of the Board, also serves as the Company's Interim President and Chief Executive Officer. He was appointed as Interim President and Chief Executive Officer on July 25, 2007, concurrent with the resignation of Dr. Jan Egberts. Mr. Ratoff does not have an employment agreement with the Company in connection with his service as Interim President and Chief Executive Officer. In connection with Mr. Ratoff's services as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. From March 16, 2007 until June 6, 2007, his monthly rate was reduced to $10,000 and reimbursement of reasonable expenses. Effective June 6, 2007, his monthly rate was increased to $17,500. During the year ended December 31, 2007, Mr. Ratoff received $206,500 in consulting fees. As Mr. Ratoff is still a non-employee, he will continue to receive his annual retainer and option awards as a member of the Board.

The other named executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives and results with the Chief Executive Officer.

Role of Compensation Consultant. In 2006, the Committee utilized Compensation Resources, Inc., or CRI, a nationally recognized compensation consulting firm to provide competitive compensation data and general advice in the design of programs that affect the named executive officers compensation, including the Chief Executive Officer. Our named executive officers did not participate in the selection of the consultant. We have not used the services of any other compensation consultant in matters affecting the named executive officers or Director compensation. In the future, we, or the Committee, may engage or seek the advice of other compensation consultants. During 2006, CRI performed a market analysis of the compensation paid by comparable pharmaceutical and drug delivery companies and provided the Committee with recommended compensation ranges for each named executive officer position based on the competitive data. During 2007, CRI acted as an advisor to the Committee on certain compensation-related matters.

Competitive Position

The Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Board and reward the executives for achieving such goals. At the end of the year, the Committee reviews the performance of each named executive officer in achieving the established objectives. These results are included with the overall performance review provided by the Chief Executive Officer, after which the Committee votes upon any recommendations for salary adjustments, stock option grants and cash incentives. The Chief Executive Officer then executes the actions recommended by the Committee with respect to such matters.

In CRI's market analysis of compensation performed in 2006, the relevant peer group for compensation and benefit programs consists primarily of companies of comparative size, similar businesses and geographic scope. These are the firms with which NovaDel competes for talent. The comparator group was chosen to include companies with similar market capitalization, similar revenue size, and some direct competitors. The comparator group is different from the companies used in the "Performance Graph" on page 46 of our Annual Report on Form 10-K for the period ended December 31, 2007. The reason for this is that NovaDel has business competitors with whom we benchmark against for financial performance, but also have business and talent competitors against whom we benchmark for pay purposes. Additionally, the positions were compared to published survey data from nationally recognized sources to ensure the accuracy and validity of the proxy peer group. The companies from the peer analysis are listed below:

Company Name	Total Revenues Most Recent Fiscal Year ($Millions)	Current Stock Price ($)	Market Cap (Millions)	Total Shares Outstanding (Millions)
Advanced Life Sciences Holdings, Inc.	0.1	3.53	84.8	24
Advanced Viral Research Corp.	0.8	0.056	41.8	746.4
Anadys Pharmaceuticals, Inc.	4.9	3	88.5	29.5
Antigenics Inc.	0.6	1.9	74.7	39.3
Avalon Pharmaceuticals, Inc.	1.5	2.95	30.4	10.3
Biopure Corporation	2.1	0.92	38.9	42.3
BioSante Pharmaceuticals, Inc.	0.3	1.95	33.3	17.1
Curis, Inc.	6	1.56	76.6	47.1
Delcath Systems, Inc.	0.4	3.68	62.6	17
Elite Pharmaceuticals, Inc.	2.5	2.18	43.6	20
EpiCept Corporation	0.4	1.77	42.7	24.1
Generex Biotechnology Corporation	0.4	2.17	229.9	105.9
Idera Pharmaceuticals, Inc.	2.5	3.9	61.9	15.9
Inhibitex, Inc.	0.9	1.57	46.6	29.7
Lev Pharmaceuticals Inc.	0.5	0.75	77.6	103.5
Lipid Sciences, Inc.	0	1.68	46.5	27.7
Manhattan Pharmaceuticals, Inc.	1	0.67	39.7	59.3
Point Therapeutics, Inc.	0.2	1.17	46.5	39.7
RegeneRx Biopharmaceuticals, Inc.	0.6	2.3	85.9	37.3
Repros Therapeutics Inc.	0.6	8.28	75.4	9.1
SIGA Technologies, Inc.	8.5	1.97	50.2	25.5
Valentis, Inc.	0.7	0.84	11.4	8.9
MEAN			63.2	

Components of Compensation

The key components of NovaDel's executive compensation package are cash compensation (salary & annual incentives), long term incentives and company-sponsored benefit plans. These components are administered with the goal of providing total compensation that recognizes meaningful differences in individual performance, is competitive, varies the opportunity based on individual and corporate performance, and is valued by our named executive officers. We seek to achieve our compensation objectives through five key compensation elements:

- base salary;
- annual short-term cash incentives;
- long-term equity incentive awards;
- special benefits; and
- change in control and other severance agreements.

***Base Salary*.** **In General –** It is the Committee's objective to set a competitive rate of annual base salary for each named executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their named executive officers with a guaranteed annual component of compensation that is not subject to performance risk. The Committee works with outside consultants as necessary to establish salary ranges for the named executive officers, with minimum to maximum opportunities that cover the normal range of market variability. The actual base salary for each named executive officer is then derived from those salary ranges based on his responsibility, tenure and past performance and market comparability.

Annual base salaries for the named executive officers are reviewed and approved by the Committee in the first fiscal quarter following the end of the previous performance year. Changes in base salary are based on the scope of an individual's current job responsibilities, individual performance in the previous performance year, target pay position relative to the peer group, and our salary budget guidelines. The Committee reviews established goals and objectives and determines an individual's achievement of those goals and objectives and considers the recommendations provided by the Chief Executive Officer to assist it in determining appropriate salaries for the named executive officers other than the Chief Executive Officer. For any given performance year, actual salary increases may range from 0% to 10% of the salary guidelines based on individual performance. This broad range allows for meaningful differentiation on a pay for performance basis.

Changes for Fiscal Year 2008 – The Committee met in December 2007 to evaluate the performance and compensation for each named executive officer. The Committee reviewed compensation of comparable companies and recognized the need to retain current management given individual and collective performance. As a result of the Company's cash position and requirement for additional funding, the Committee recommended to the Board that no merit increases be granted to our named executive officers for 2008.

Annual Bonuses**. In General** – As part of their compensation package, our named executive officers have the opportunity to earn annual bonuses. Annual bonuses are designed to reward superior executive performance while reinforcing our short-term strategic operating goals. Pursuant to the individual employment agreements, the Committee establishes each year a target award for each named executive officer based on a percentage of base salary. Annual bonus targets as a percentage of salary increase with executive rank so that for the more senior executives, a greater proportion of their total cash compensation is contingent upon annual performance.

At the beginning of the performance year, each named executive officer, in conjunction with the Chief Executive Officer, establishes annual goals and objectives. Actual bonus awards are based on an assessment against the pre-established goals for each named executive officer's individual performance, the performance of the business function for which he is responsible, and/or our overall performance for the year. For any given performance year, proposed annual bonuses may range from 0% to 100% of target, or higher under certain circumstances, based on corporate and individual performance. Corporate and individual performance has a significant impact on the annual bonus amounts because the Committee believes it is a precise measure of how the named executive officer contributed to business results.

Fiscal 2007 Performance Measures and Payouts – In 2007, annual bonus targets ranged from 30% to 50% of base salary for the named executive officers and were payable based on the Committee's subjective review of both the performance of NovaDel as well as individual performance. The Committee utilizes annual bonuses to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives will vary depending on the individual executive, but will relate generally to (i) operational goals such as the development of our product candidates and the identification and advancement of additional product candidates, (ii) strategic goals such as the establishment of operating plans and budgets, review of organization and staff, and (iii) the enhancement of stockholder value.

At the end of each fiscal year, the Committee determines the level of achievement with respect to each corporate goal, and decides the overall percent of corporate goal achievement for purposes of annual bonuses. For this assessment, the Committee evaluates the status of NovaDel's development programs and clinical progress, corporate development and regulatory compliance activities. These qualitative factors are also typically used by comparable companies to evaluate performance and involve a subjective assessment of corporate performance by the Committee. Moreover, the Committee does not base its considerations on a single performance factor, but rather considers a mix of factors and evaluates company and individual performance against that mix. The Chief Executive Officer provides written evaluations for the named executive officers, other than himself, to the Committee along with his recommendations for each individual performance factor. The Committee reviews the performance and assessment of each named executive officer and then evaluates the Chief Executive Officer and assigns a weight to each individual achievement factor. The table below details fiscal 2007 annual bonus targets and actual payouts for our previous Chief Executive Officer, our Chief Operating Officer, our Chief Business Officer, and our Chief Financial Officer.

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2007 Actual Bonus ($)	2007 Actual Bonus (% Salary)
Jan H. Egberts, M.D.(1)	Former President and Chief Executive Officer	$175,000	50%	$0	0%
David H. Bergstrom, Ph.D.	Chief Operating Officer	$100,000	33.33%	$100,000	33.33%
Deni M. Zodda	Chief Business Officer	$83,500	30%	$0	0%
Michael E. Spicer, CPA	Chief Financial Officer and Corporate Secretary	$76,900	30%	$0	0%
Barry C. Cohen	Former Vice President –Business & New Product Development	—	—	$34,200(2)	15%

(1) Dr. Egberts resigned on July 23, 2007.

(2) Mr. Cohen received a bonus payment for certain licensing agreements closed in 2006, consistent with his employment agreement. Mr. Cohen's employment agreement was terminated on March 16, 2007.

Change for Fiscal Year 2008 – As in 2007, annual bonuses for 2008, if any, will be based on achievement of pre-established company objectives and individual goals for each named executive officer and, for each named executive officer other than the Chief Executive Officer, a subjective review of that individual's performance. Corporate performance targets may include such measures as strategic plan metrics while individual performance targets may include operational and financial metrics, regulatory compliance metrics, and delivery of specific programs, plans, and budgetary objectives identified and documented at the beginning of each fiscal year. It is the Committee's intention to base a greater percentage of the annual award payout on corporate as opposed to individual performance for higher level executives, with 100% of the Chief Executive Officer's annual bonus tied to the attainment of corporate performance objectives.

For the 2008 fiscal year awards, the potential payout may range from 0 –100% of target, or higher under certain circumstances. The Committee has also retained the discretion to reduce the dollar amount of the awards otherwise payable to the named executive officers. Our objectives relating to development and clinical goals for 2008 include the following:

- pursuit of strategic partners for the European rights to our oral spray formulation of ondansetron, and certain other product candidates;
- pursuit of strategic partners for our zolpidem oral spray; and
- approval of a New Drug Application, or NDA for zolpidem oral spray.

The table below shows the dollar amount of the 2007 and 2008 annual target bonus for each named executive officer, together with percentage of base salary represented by that target:

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2008 Target Bonus ($)	2008 Target Bonus (% Salary)
Steven B. Ratoff(1)	Interim President and Chief Executive Officer	$0	0%	$0	0%
David H. Bergstrom, Ph.D.	Senior Vice President and Chief Operating Officer	$100,000	33.33%	$90,000	30%
Michael E. Spicer, CPA	Chief Financial Officer and Corporate Secretary	$76,900	30%	$76,900	30%
Deni M. Zodda, Ph.D.	Senior Vice President and Chief Business Officer	$82,500	30%	$82,500	30%

(1) Mr. Ratoff entered into a consulting arrangement with the Company in 2006, and is compensated under that arrangement at a rate of $17,500 per month, plus reimbursement of reasonable expenses. Mr. Ratoff is not entitled to a bonus.

Mr. Steven B. Ratoff, the Company's Chairman of the Board, also serves as the Company's Interim President and Chief Executive Officer.Mr. Ratoff does not have an employment agreement with the Company in connection with his service as Interim President and Chief Executive Officer, and therefore does not receive a base salary or annual bonus. In connection with Mr. Ratoff's services as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. From March 16, 2007 until June 6, 2007, his monthly rate was reduced to $10,000 and reimbursement of reasonable expenses. Effective June 6, 2007, his monthly rate was increased to $17,500. Mr. Ratoff will also receive compensation as a member of the Board. On July 25, 2007, Mr. Ratoff was appointed as Interim President and Chief Executive Officer of the Company, concurrent with the resignation with Dr. Jan Egberts.

Long-Term Incentive Equity Awards. **In General** - We believe that long-term performance is achieved through an ownership culture that encourages high performance by our named executive officers through the use of stock-based awards. Our equity plans have been established to provide our employees, including our named executive officers, with incentives to help align employees' interests with the interests of our stockholders. The Committee believes that the use of stock-based awards offers the best approach to achieving our compensation goals. We have historically elected to use stock options as the primary long-term equity incentive vehicle; however, the Committee has used restricted stock and may in the future utilize restricted stock as part of our long-term incentive program. We have expensed stock option grants under Statement of Financial Accounting Standards 123R, Share-Based Payment (SFAS 123R), since August 1, 2005. Due to the early stage of our business and our desire to preserve cash, we expect to provide a greater portion of total compensation to our named executive officers through stock options and restricted stock grants than through cash-based compensation.

Stock Options. Our stock plans authorize us to grant options to purchase shares of Common Stock to our employees, Directors and consultants. The Committee generally oversees the administration of our stock option plans. In 2007, the Committee delegated the authority to our Chief Executive Officer to make initial option grants to certain new employees within an approved range. All new employee grants in excess of the Chief Executive Officer's limit and any grant to a named executive officer are approved by the Committee. Stock options may be granted at the commencement of employment, annually, occasionally following a significant change in job responsibilities or to meet other objectives.

The Committee reviews and approves stock option awards to named executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each named executive officer's existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the Committee to eligible employees and, in appropriate circumstances, the Committee considers the recommendations of members of management, such as Steven B. Ratoff, our Interim President and Chief Executive Officer.

In 2007, certain named executive officers were awarded stock options in the amounts included in the Grants of Plan-Based Awards table on page 41. Stock options granted by us have an exercise price equal to the fair market value of our Common Stock on the day of grant, typically vest annually over a three-year period or upon the achievement of certain performance-based milestones and are based upon continued employment, and generally expire ten (10) years after the date of grant. The fair value of the options granted to the named executive officers in the Summary Compensation Table on page 40, is determined in accordance with SFAS 123R. The Committee has also granted performance based options to certain of our named executive officers. Incentive stock options also include certain other terms necessary to ensure compliance with the Internal Revenue Code of 1986, as amended.

We expect to continue to use stock options as a long-term incentive vehicle because:

- Stock options align the interests of our named executive officers with those of our stockholders, supporting a pay-for performance culture, foster employee stock ownership, and focus the management team on increasing value for our stockholders.
- Stock options are performed based. All of the value received by the recipient of a stock option is based on the growth of the stock price.
- Stock options help to provide a balance to the overall executive compensation program as base salary and annual bonuses focus on the short–term compensation, while the vesting of stock options increases stockholder value over the longer term.
- The vesting period of stock options encourages executive retention and the preservation of stockholder value. In determining the number of stock options to be granted to our named executive officers, we take into account the individual's position, scope of responsibility, ability to affect profits and stockholder value and the individual's historic and recent performance and the value of stock options in relation to other elements of the individual named executive officer's total compensation.

Restricted Stock. Our 2006 Equity Incentive Plan authorizes us to grant restricted stock. As of December 31, 2007, we had granted 100,000 shares of restricted stock to one named executive officer at a fair market value of $1.71 per share. In addition, on February 6, 2008, we granted 1.1 million shares of restricted stock to our Interim President and Chief Executive Officer, our three executive officers, and other non-executive employees of the Company. In order to implement our long-term incentive goals, we anticipate that we may grant additional shares of restricted stock in the future.

<u>Executive Benefits and Perquisites</u>

Our named executive officers, who are parties to employment agreements, will continue to be parties to such employment agreements in their current form until the expiration of the employment agreement or until such time as the Committee determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our named executive officers, including medical, dental and life insurance and the ability to contribute and receive a company match to a 401(k) plan; however, the Committee in its discretion may revise, amend or add to the officer's executive benefits if it deems it advisable. We believe these benefits are currently comparable to benefit levels for comparable companies. We have no current plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our named executive officers are entitled as set forth herein) or level of benefits.

<u>Severance and Change in Control Arrangements</u>

The specific terms of our severance and change in control arrangements are discussed in detail below under the headings Potential Payments Upon Termination or Change in Control on page 44 and Employment Agreements beginning on page 45. As a general matter, however, we believe that reasonable severance and change in control protection for our named executive officers is necessary in order for us to recruit and retain qualified executives.

Equity Grant Policy

All grants to our named executive officers are at the discretion of the Board, following review and input by the Committee.

IRC Section 162(m) compliance

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to our named executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. In general, our compensation program is designed to reward executives for the achievement of our performance objectives. The stock plan is designed in a manner intended to comply with the performance-based exception to Section 162(m). Nevertheless, compensation attributable to awards granted under the plans may not be treated as qualified performance-based compensation under Section 162(m). In addition, the Committee considers it important to retain flexibility to design compensation programs that are in the best interests of NovaDel and its stockholders and, to this end, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limitations under Section 162(m) when the Committee believes that compensation is appropriate and in the best interests of NovaDel and our stockholders, after taking into consideration changing business conditions and performance of our employees.

Compensation Committee Report

The Compensation Committee evaluates and establishes compensation for the named executive officers, NovaDel's stock plans, and other management incentive, benefit and perquisite programs. Management has the primary responsibility for our financial statements, including the disclosure of executive compensation. With this in mind, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section beginning on page 32 of this Proxy Statement. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. The Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

J. Jay Lobell, Chair
Mark J. Baric
Charles Nemeroff, M.D., Ph.D.

Summary Compensation Table

The following table sets forth a summary for the fiscal year ended December 31, 2007 of the cash and non-cash compensation awarded, paid or accrued by us to our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated officers other than the Chief Executive Officer and Chief Financial Officer who served in such capacities in 2007 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(14)	Total ($)
Steven B. Ratoff *Interim President and Chief Executive Officer*	2007	206,500(2)	—	—	57,335(3)	—	—	6,000(3)	269,835
	2006	61,000(2)	—	—	71,000(3)	—	—	29,449(3)	161,449
Jan H. Egberts, MD *Former President and Chief Executive Officer*	2007	355,000(4)	—	—	1,422,913(5)	—	—	41,013	1,818,926
	2006	350,000	116,667	—	—	—	—	30,245	496,912
David H. Bergstrom, Ph.D. *Senior Vice President and Chief Operating Officer*	2007	300,000	100,000	—	—	—	—	19,799	419,799
	2006	23,076	—	171,000(6)	563,000(7)	—	—	—	757,076
Michael E. Spicer, CPA *Chief Financial Officer and Corporate Secretary*	2007	255,731	—	—	256,124(8)	—	—	62,443	574,298
	2006	244,000	73,200	—	491,000(9)	—	—	52,545	860,745
Deni M. Zodda, Ph.D *Chief Business Officer*	2007	236,692	—	—	364,576(10)	—	—	25,541	622,809
	2006	—	—	—		—	—	—	—
Barry C. Cohen(11) *Former Vice President-Business & New Product Development*	2007	148,204	—	—	8,100(13)	—	—	35,035	191,339
	2006	228,000	34,200(12)	—	—	—	—	44,155	306,355

(1) Bonuses for Dr. Egberts, Mr. Spicer, and Mr. Cohen were earned in fiscal year 2006 and paid in 2007. Dr. Bergstrom's bonus was earned in fiscal year 2007 and paid in January 2008.

(2) Amount represents fees paid to Mr. Ratoff as part of his consulting agreement with NovaDel.

(3) Amount represents Board fees paid to Mr. Ratoff during 2007 and 2006, as previously discussed under director compensation.

(4) Amount includes $215,385 base salary paid through July 25, 2007, and consulting fees of $139,615 paid to Dr. Egberts from July 25, 2008 through December 31, 2007. Dr. Egberts resigned from the Company on July 25, 2007.

(5) The grant date fair value, as determined by us for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), of the stock option awards was $1.14 per share for Dr. Egberts. The actual amount ultimately realized by Dr. Egberts from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting. Dr. Egberts resigned from the Company on July 25, 2007.

(6) The grant date fair value, as determined by us for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), of the restricted stock award was $1.71 per share for Dr. Bergstrom.

(7) The grant date fair value, as determined by us for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), of the stock option awards was $0.63 per share for Dr. Bergstrom. The actual amount ultimately realized by Dr. Bergstrom from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(8) The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $1.14 per share for Mr. Spicer. The actual amount ultimately realized by Mr. Spicer from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(9) The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $1.09 per share for Mr. Spicer. The actual amount ultimately realized by Mr. Spicer from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(10) The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $0.55 per share for Dr. Zodda. The actual amount ultimately realized by Dr. Zodda from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(11) Mr. Cohen ceased to be Vice President-Business & New Product Development on January 4, 2007.

(12) Amount represents bonus payable to Mr. Cohen for certain license agreements closed in 2006, as per his employment agreement. Mr. Cohen's employment agreement was terminated in March 2007.

(13) The amount shown represents an option award to which Mr. Cohen was entitled pursuant to his Employment Agreement and which was granted in March 2007. The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $0.81 per share for Mr. Cohen. The actual amount ultimately realized by Mr. Cohen from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(14) See All Other Compensation – 2007 chart below for amounts.

All Other Compensation — 2007

Name	401(K) ($)	Health Care Coverage ($)	Relocation ($)	Severance Payment ($)	Vacation Payout ($)	Auto Allowance ($)	Total ($)
Jan H. Egberts, M.D.	8,615	32,398	—	—	—	—	41,013
Steven B. Ratoff	—	—	—	—	—	—	—
David H. Bergstrom, Ph.D.	6,500	13,299	—	—	—	—	19,799
Michael E. Spicer, CPA	10,192	24,195	28,056	—	—	—	62,443
Deni M. Zodda, Ph.D.	9,154	16,387					25,541
Barry C. Cohen	5,262	10,235	—	—	17,538	2,000	35,035

Grants Of Plan-Based Awards

The following table sets forth information with respect to the named executive officers concerning grants of options during the fiscal year ended December 31, 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Thresh-old ($)	Target ($)	Maximum ($)	Thresh-old (#)	Target (#)	Maxi-mum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Jan H. Egberts, M.D.	1/26/07	—	—	—	—	—	—	—	1,250,000(1)	$1.81	1,422,913
Steven B. Ratoff	1/16/07 1/16/07	—	—	—	—	—	—	—	50,000(2) 29,645(3)	$1.52 $1.52	$37,335 $20,000
David H. Bergstrom, Ph.D.	—	—	—	—	—	—	—	—	—	—	—
Michael E. Spicer, CPA	1/26/07	—	—	—	—	—	—	—	225,000(4)	$1.81	256,124
Deni M. Zodda, Ph.D.	2/22/07	—	—	—	—	—	—	—	667,000(5)	$1.47	364,576
Barry C. Cohen	3/1/07	—	—	—	—	—	—	—	10,000(6)	$1.40	8,100

(1) Amounts in this column represent stock options granted pursuant to our 2006 Equity Incentive Plan to the named executive officer during 2006. Dr. Egberts received a stock option grant on January 26, 2007 with a grant date fair value, as determined in accordance with FAS 123R, of $1.14 per share. Dr. Egberts was granted 55,248 incentive stock options which vest as follows: 18,416 of the options vest on January 26, 2008; 18,416 of the options vest on January 26, 2009; and 18,416 of the options vest on January 26, 2010 and was granted 1,194,752 non-qualified stock options which vest as follows: 398,251 of the options vest on January 26, 2008; 398,251 of the options vest on January 26, 2009; and 398,250 of the options vest on January 26, 2010. In connection with the Separation, Consulting and General Release Agreement (the "Agreement") entered into on September 13, 2007, all of these options became fully vested, and are exercisable until the conclusion of the Agreement on July 25, 2008.

(2) Mr. Ratoff received an option grant on January 16, 2007 with a grant date fair value, as determined in accordance with FAS123R, of $0.75 per share. Mr. Ratoff's options vest as follows: 16,666 of the options vest on January 16, 2008; 16,667 of the options vest on January 16, 2009; and 16,667 of the options vest on January 16, 2010.

(3) Mr. Ratoff received an option grant on January 16, 2007 with a grant date fair value, as determined in accordance with FAS123R, of $0.67 per share, which option grant was elected by Mr. Ratoff in lieu of receiving his $20,000 annual retainer for Board membership. Mr. Ratoff's options vested quarterly during 2007, and became fully vested on January 16, 2008.

(4) Mr. Spicer received a stock option grant on January 26, 2007 with a grant date fair value, as determined in accordance with FAS 123R, of $1.14 per share. Mr. Spicer was granted 60,606 incentive stock options which vest as follows: 20,202 of the options vest on January 26, 2008; 20,202 of the options vest on January 26, 2009; and 20,202 of the options vest on January 26, 2010 and was granted 169,752 non-qualified stock options which vest as follows: 56,584 of the options vest on January 26, 2007; 56,584 of the options vest on January 26, 2008; and 56,584 of the options vest on January 26, 2009.

(5) Dr. Zodda joined the Company on February 22, 2007, and received incentive stock options to purchase 68,027 shares of common stock of the Company and non-qualified stock options to purchase 598,973 shares of common stock of the Company on that date with a grant date fair value, as determined in accordance with FAS123R, of $0.55 per share. Dr. Zodda's options are performance based, and vest upon achievement of performance milestones; so that 22,676 incentive stock options and 200,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of sumatriptan; 22,676 incentive stock options and 199,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of zolpidem; and 22,675 incentive stock options and 199,325 non- qualified stock options will vest upon approval by the Board of any third party agreement whereby the Company obtains the right to develop a product incorporating an active pharmaceutical ingredient that is the subject of a then valid U.S. Patent (or in-process U.S. Patent Application) and already approved for sale by the U.S. Food and Drug Administration with sales in the U.S. of at least $100 million. Such options will expire on February 21, 2017.

(6) Mr. Cohen received a stock option grant on March 1, 2007 with a grant date fair value as determined in accordance with FAS 123R of $0.81 per share. Such options vested immediately, and had an expiration date of June 17. 2007, and have lapsed.

Outstanding Equity Awards at Fiscal Year-End

The following table provides a summary of equity awards outstanding at December 31, 2007 for each of our named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jan H.	1,622,700(1)	—	—	$1.70	7/25/2008	—	—	—	—
Egberts,	55,248(1)	—	—	$1.81	7/25/2008				
M.D.	1,194,752(1)	—	—	$1.81	7/25/2008				
Steven B.	33,333(2)	66,667	—	$1.36	1/16/2011	—	—	—	—
Ratoff	29,945(3)	—		$1.52	1/15/2012				
	—(2)	50,000		$1.52	1/15/2012				
David H.	14,620(4)	43,859	—	$1.71	12/3/2016	66,667(8)	$16,000	—	—
Bergstrom,	210,380(4)	631,141		$1.71	12/3/2016				
Ph.D.									
Deni M.	—	68,027(5)	—	$1.47	2/21/2017	—	—	—	—
Zodda, Ph.D.	—	598,973(5)	—	$1.47	2/21/2017				
Michael E.	100,000(3)	—	—	$1.57	12/19/2014	—	—	—	—
Spicer, CPA	20,202(6)	40,404		$1.65	4/18/2016				
	129,798(6)	259,596		$1.65	4/18/2016				
	—(2)	55,248		$1.81	1/25/2017				
	—(2)	169,752		$1.81	1/25/2017				
Barry C.	—	75,000(7)	—	$2.04	6/17/2007	—	—	—	—
Cohen	—	75,000(7)		$1.65	6/17/2007				
	—	50,000(7)		$1.47	6/17/2007				
	—	10,000(7)		$1.40	6/17/2007				

(1) Dr. Egbert's options became fully vested in connection with the Separation, Consulting and General Release Agreement (the "Agreement") entered into on September 13, 2007, and are exercisable until the termination of the Agreement on July 25, 2008.

(2) The options vest in one-third installments per year in years 1, 2 and 3. An additional 1/3 of these options vested in January 2008.

(3) These options are fully vested.

(4) Dr. Bergstrom's options are performance based and vest 12.5% upon acceptance by the Food & Drug Administration (FDA) of our New Drug Application (NDA) submission for our product candidate zolpidem; 12.5% upon FDA acceptance of a NDA submission for our product candidate sumatriptan; 12.5% upon Board approval and successful implementation of portfolio plan for next generation compounds; 12.5% upon Chief Executive Officer approval and successful implementation of organization plan to address issues in analytical, clinical and regulatory; 15% upon completion of a Board approved licensing deal for our product candidate zolpidem; 15% upon completion of a Board approved licensing deal for our product candidate sumatriptan; and 20% at Board discretion upon completion of approved licensing deal for our product candidates zolpidem or sumatriptan.

(5) Dr. Zodda's options are performance based and vest upon achievement of performance milestones; so that 22,676 incentive stock options and 200,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of sumatriptan; 22,676 incentive stock options and 199,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of zolpidem; and 22,675 incentive stock options and 199,325 non-qualified stock options will vest upon approval by the Board of any third party agreement whereby the Company obtains the right to develop a product incorporating an active pharmaceutical ingredient that is the subject of a then valid U.S. Patent (or in-process U.S. Patent Application) and already approved for sale by the U.S. Food and Drug Administration with sales in the U.S. of at least $100 million. Such options will expire on February 21, 2017.

(6) An additional 1/3 of these options vested on April 19, 2008.

(7) Mr. Cohen's options lapsed in June 2007.

(8) The restricted stock vests in one-third installments in years 1, 2 and 3.

Option Exercises and Stock Vested During 2007

There were no options or other derivative securities exercised in 2007 by our named executive officers. In addition, there were no shares acquired by our named executive officers upon the vesting of restricted stock.

Potential Payments Upon Termination or Change in Control

The following table shows the potential payments upon death or disability, termination, resignation or a change of control of NovaDel for each of the named executive officers. For purposes of disclosure, the table assumes that the death or disability, termination, resignation or a change of control occurred as of December 31, 2007.

Name	Executive Benefits and Payments Upon Termination	Death or Disability($)	Termination for Cause($)	Resignation($)	Termination Without Cause Or For Good Reason($)	Termination in Connection With Change in Control($)
Steven B. Ratoff(1)						
Jan H. Egberts, M.D.	Base Salary	—	n/a	n/a	n/a	—
	Bonus	—	n/a	n/a	n/a	—
	Consulting Fees	223,385	n/a	n/a	n/a	223,385
	Stock Options/Restricted Stock Accelerated(3)	—	n/a	n/a	n/a	—
	Health Care Continuation (8)	7,734	n/a	n/a	n/a	7,734
	Accrued Vacation Pay	—	n/a	n/a	n/a	—
	Life Insurance Benefits(4)	—	n/a	n/a	n/a	—
TOTAL ($)		231,119	n/a	n/a	n/a	231,119
David H. Bergstrom, Ph.D.	Base Salary	72,000	—	—	300,000	300,000
	Bonus(2)	90,000	—	—	90,000	90,000
	Stock Options/Restricted Stock Accelerated(3)	16,000	—	—	—	16,000
	Health Care Continuation	1,200	—	—	1,200	1,200
	Accrued Vacation Pay	28,846	28,846	28,846	28,846	28,846
	Life Insurance Benefits(4)	100,000	—	—	—	—
TOTAL ($)		308,046	28,846	28,846	420,046	436,046
Michael E. Spicer, CPA	Base Salary	72,000	—	—	256,200	256,200
	Bonus(2)	76,900	—	—	76,900	76,900
	Stock Options/Restricted Stock Accelerated(3)	—	—	—	—	—
	Health Care Continuation	25,200	—	—	25,200	25,200
	Accrued Vacation Pay	19,708	19,708	19,708	19,708	19,708
	Life Insurance Benefits(4)	100,000	—	—	—	—
TOTAL ($)		293,808	19,708	19,708	378,008	378,008
Deni M. Zodda, Ph.D.(5)	Base Salary	72,000	—	—	275,000	275,000
	Bonus(2)	82,500	—	—	82,500	82,500
	Stock Options/Restricted Stock Accelerated(3)	— (6)	—	—	— (6)	— (6)
	Health Care Continuation	22,800	—	—	22,800	22,800
	Accrued Vacation Pay	21,154	21,154	21,154	21,154	21,154
	Life Insurance Benefits(4)	100,000	—	—	—	—
TOTAL ($)		298,454	21,154	21,154	401,454	401,454

Name	Executive Benefits and Payments Upon Termination	Death or Disability($)	Termination for Cause($)	Resignation($)	Termination Without Cause Or For Good Reason($)	Termination in Connection With Change in Control($)
Barry C. Cohen(7)	Base Salary	—	—	—	—	—
	Bonus	—	—	—	—	—
	Stock Options/Restricted Stock Accelerated(3)	—	—	—	—	—
	Health Care Continuation	—	—	—	—	—
	Accrued Vacation Pay	—	—	—	—	—
	Life Insurance Benefits	—	—	—	—	—
TOTAL ($)		—	—	—	—	—

(1) Mr. Ratoff was appointed as the Interim President and Chief Executive Officer of the Company on July 25, 2007, but has no employment agreement.

(2) Assumes the named executive officer has earned 100% of the potential bonus payable per the individual employment agreement.

(3) Represents the intrinsic value of the options or restricted stock as of December 31, 2007 (the difference between the market value of $0.24 as of December 31, 2007 and the exercise price).

(4) Pursuant to our current benefit plans, each named executive officer would receive a $50,000 death benefit plus an additional $50,000 for an accidental death or a maximum benefit of $100,000.

(5) Dr. Zodda joined us as Senior Vice President and Chief Business Officer on February 22, 2007.

(6) As part of Dr. Zodda's employment agreement entered into in February 2007, he received 667,000 performance based stock options, with an exercise price of $1.47. Such options vest when certain milestones are reached.

(7) Mr. Cohen ceased to be Vice President-Business & New Product Development on January 4, 2007.

(8) Pursuant to Dr. Egberts' Separation, Consulting, and General Release Agreement, Dr. Egberts is entitled to reimbursement for health coverage through the end of the Agreement on July 25, 2008.

Employment Agreements

From 2004 through 2007, we entered into agreements with Dr. Egberts, Dr. Bergstrom, Mr. Spicer and Dr. Zodda. In exchange for the benefits offered under the agreements, these executives have agreed not to engage in competitive activities or to interfere with our business relations for a specified period of time following the termination of their employment. The individual agreements of the named executive officers are summarized below.

Jan H. Egberts, M.D. On July 23, 2007, the Board of Directors of NovaDel accepted the resignation of Dr. Egberts from his officer and director positions with the Company effective July 25, 2007. Dr. Egberts had served as the Company's President and Chief Executive Officer since December 23, 2005 and as a Director since January 2006. There was no disagreement between Dr. Egberts and the Company on any matter relating to the Company's operations, policies or practices. On September 13, 2007, in connection with his resignation, Dr. Egberts and NovaDel entered into a Separation, Consulting and General Release Agreement (the "Agreement"). Under the terms of the Agreement, Dr. Egberts will provide us with certain consulting services, not to exceed forty (40) hours in any calendar month, for a period of twelve (12) months, beginning on the date of execution of the Agreement and ending July 25, 2008. Dr. Egberts shall receive fees for such services at a rate of $363,000 per annum, payable in equal bi-weekly installments during the term of the Agreement. In addition, options previously granted to Dr. Egberts which were outstanding as of July 25, 2007 but not otherwise vested and exercisable, immediately vested and became exercisable under the Agreement and shall remain outstanding until the expiration of the Term. The Agreement contains customary provisions concerning confidentiality and non-competition.

David H. Bergstrom, Ph.D. Dr. Bergstrom's agreement expires on December 4, 2009. His agreement currently provides for:

- annual base salary of $300,000, subject to periodic and customary review for increase by the Board or Compensation Committee;
- an annual bonus of $100,000 for the period commencing on January 1, 2007 and ending on December 31, 2007 and thereafter eligible to receive an annual bonus equal to 30% of base salary; and
- options to purchase 900,000 shares of Common Stock and 100,000 shares of restricted stock pursuant to our 2006 Equity Incentive Plan.

If Dr. Bergstrom's employment is terminated as a result of his death or disability, we shall (i) pay to Dr. Bergstrom or to Dr. Bergstrom's estate, as applicable, (x) his base salary and any accrued and unpaid bonus and expense reimbursement amounts through the date of his death or disability and (y) the pro rata portion of the guaranteed bonus and stock options earned by Dr. Bergstrom during the year of his death or disability (which, for this purpose, shall be prorated in accordance with the number of full months in such year during which Dr. Bergstrom was employed hereunder), and (ii) for the longer of twelve (12) months following his death or disability or the balance of the agreement (as if such termination had not occurred) provide continuation coverage to the members of Dr. Bergstrom's family and, in the case of termination for disability, Dr. Bergstrom under all major medical and other health, accident, life or other disability plans and programs in which such family members and, in the case of termination for disability, Dr. Bergstrom participated immediately prior to his death or disability. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of termination shall be deemed to have expired as of such date. Any stock options that have vested as of the date of Dr. Bergstrom's death (including the options described in the immediately preceding sentence) shall remain exercisable for a period of one hundred and eighty (180) days after the date of his death; in the event of a disability, any unexercised option may be exercised in whole or in part, within the first ninety (90) days after such termination of employment or service. If Dr. Bergstrom's employment is terminated by us for "Cause" or by Dr. Bergstrom other than for "Good Reason," we shall pay: (i) base salary through the date of termination; (ii) all options that have not vested as of the date of any such termination shall be deemed to have expired; (iii) Dr. Bergstrom's right to exercise any vested options shall terminate as of such date; and (iv) any restricted shares that are then forfeitable shall be forfeited immediately. If Dr. Bergstrom is terminated by us (or our successor) upon a "Change of Control," we (or our successor, as applicable) shall pay: (i) base salary for a period of one year following termination; (ii) any bonus that would otherwise be due to Dr. Bergstrom by the end of the calendar end of the year in which such termination occurs; (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all options not vested shall be accelerated and deemed to have vested. If Dr. Bergstrom is terminated prior to end of term by us other than as a result of death or disability or Dr. Bergstrom's employment is terminated by Dr. Bergstrom for "Good Reason" or we provide notice to Dr. Bergstrom that the agreement will not be renewed, we shall pay: (i) twelve (12) month severance from date of public announcement of same; (ii) the bonus that would have otherwise been due, unless there is documentation on file for a period of at least three (3) months regarding performance issues which have not been cured, to Dr. Bergstrom in the calendar year in which such termination or non-renewal occurs; (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all options that are granted shall be accelerated and deemed to have vested and all vested options at date of termination shall expire ninety (90) days post termination of employment. However, our obligation will be reduced if compensation is received from other employment for these amounts otherwise actually earned by Dr. Bergstrom during the one year period following the termination of his employment.

Michael E. Spicer. Mr. Spicer's agreement was renewed on January 22, 2008, to be effective from December 20, 2007. The agreement as renewed expires on December 20, 2008, and is subject to automatic extension for successive one-year periods on the anniversary of the effective date unless either party gives written notice, no later than 90 days preceding the date of any such extension, of an intention not to further extend the term. Mr. Spicer's original agreement with the Company, which was further amended on September 2, 2005 and March 12, 2007, expired on December 20, 2007. His current agreement provides for:

- an annual base salary of $256,200, subject to periodic and customary review for increase by the Board or Compensation Committee;
- eligible to receive an annual bonus equal to 30% of base salary; and
- eligible to receive additional grants of stock options and other equity awards, in addition to equity awards which Mr. Spicer has already received.

If Mr. Spicer's employment is terminated as a result of his death or disability, we shall (i) pay to Mr. Spicer or to Mr. Spicer's estate, as applicable, (x) his base salary through the date of his death or disability and (y) the bonus, if any, that would otherwise have been due at the end of the calendar year in which such death or disability occurs; and the pro rata portion of the stock options earned by Mr. Spicer during the year of his death or disability, prorated in accordance with the number of full months in such year during which Mr. Spicer was employed by us; (ii) for the longer of twelve (12) months following his death or disability or the balance of the agreement (as if such termination had not occurred) provide continuation coverage to the members of Mr. Spicer's family and, in the case of termination for disability, to Mr. Spicer under all major medical and other health, accident, life or other disability plans and programs in which such family members and, in the case of termination for disability, Mr. Spicer participated immediately prior to his death or disability; and (iii) pay any expense reimbursement amounts owed through the date of death or disability. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of termination shall be deemed to have expired as of such date. Any stock options that have vested as of the date of Mr. Spicer's death (including the options described in the immediately preceding sentence) shall remain exercisable for a period of one hundred and eighty (180) days after the date of his death; in the event of a disability, any unexercised option may be exercised in whole or in part, within the first ninety (90) days after such termination of employment or service. If Mr. Spicer's employment is terminated by us for "Cause" or by Mr. Spicer other than for "Good Reason," we shall pay (i) base salary through the date of termination; (ii) all options that have not vested shall be deemed to have expired as of such date and; (iii) all rights to exercise any vested options shall terminate. If Mr. Spicer is terminated by us (or our successor) upon a "Change of Control," we (or our successor, as applicable), upon receiving a copy of a release and separation agreement signed by Mr. Spicer, shall pay within ten (10) business days: (i) a lump sum equivalent to twelve (12) months of base salary, and (ii) a lump sum equivalent to the bonus, if any, that would otherwise have been due at the end of the calendar year in which such termination occurs; and (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all stock options that have not vested as of the date of such termination shall be accelerated and deemed to have vested. If Mr. Spicer is terminated by us other than as a result of death or disability or Mr. Spicer terminates for "Good Reason," we shall pay: (i) base salary for a period of twelve (12) months following termination; and (ii) any accrued and unpaid bonus and expense reimbursement amounts through the date of termination

Deni M. Zodda, Ph.D. Dr. Zodda's agreement expires on February 22, 2010. His agreement currently provides for:

- annual base salary of $275,000, subject to periodic and customary review for increase by the Board or Compensation Committee;
- eligible to receive an annual bonus equal to 30% of base salary; and
- an incentive stock option to purchase 68,027 shares of Common Stock and a non-qualified stock option to purchase 598,973 shares of Common Stock pursuant to our 2006 Equity Incentive Plan.

If Dr. Zodda's employment is terminated as a result of his death or disability, we shall (i) pay to Dr. Zodda or to Dr. Zodda's estate, as applicable, (x) his base salary through the date of his death or disability and (y) the bonus, if any, that would otherwise have been due at the end of the calendar year in which such death or disability occurs; and the pro rata portion of the stock options earned by Dr. Zodda during the year of his death or disability, prorated in accordance with the number of full months in such year during which Dr. Zodda was employed by us; (ii) for the longer of twelve (12) months following his death or disability or the balance of the agreement (as if such termination had not occurred) provide continuation coverage to the members of Dr. Zodda's family and, in the case of termination for disability, to Dr. Zodda under all major medical and other health, accident, life or other disability plans and programs in which such family members and, in the case of termination for disability, Dr. Zodda participated immediately prior to his death or disability; and (iii) pay any expense reimbursement amounts owed through the date of death or disability. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of termination shall be deemed to have expired as of such date. Any stock options that have vested as of the date of Dr. Zodda's death (including the options described in the immediately preceding sentence) shall remain exercisable for a period of one hundred and eighty (180) days after the date of his death; in the event of a disability, any unexercised option may be exercised in whole or in part, within the first ninety (90) days after such termination of employment or service. If Dr. Zodda's employment is terminated by us for "Cause" or by Dr. Zodda other than for "Good Reason," we shall pay (i) base salary through the date of termination; (ii) all options that have not vested shall be deemed to have expired as of such date and; (iii) all rights to exercise any vested options shall terminate. If Dr. Zodda is terminated by us (or our successor) upon a "Change of Control," we (or our successor, as applicable), upon receiving a copy of a release and separation agreement signed by Dr. Zodda, shall pay within ten (10) business days: (i) a lump sum equivalent to twelve (12) months of base salary, and (ii) a lump sum equivalent to the bonus, if any, that would otherwise have been due at the end of the calendar year in which such termination occurs; and (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all stock options that have not vested as of the date of such termination shall be accelerated and deemed to have vested. During the first year of Dr. Zodda's agreement, if he is terminated by us other than as a result of death or disability or Dr. Zodda terminates for "Good Reason," we shall pay: (i) base salary for a period of six (6) months following termination; and (ii) any accrued and unpaid bonus and expense reimbursement amounts through the date of termination. However, our obligation shall be reduced, by amounts otherwise actually earned by Dr. Zodda during the six (6) month period following termination. If Dr. Zodda is terminated during the second and third year of the agreement by us other than as a result of death or disability or Dr. Zodda terminates for "Good Reason," we shall pay: (i) base salary for a period of twelve (12) months following termination; and (ii) any accrued and unpaid bonus and expense reimbursement amounts through the date of termination. However, our obligation shall be reduced, by amounts otherwise actually earned by Dr. Zodda during the twelve (12) month period following termination.

Barry C. Cohen. On March 16, 2007, the Employment Agreement between Mr. Cohen and us was terminated in connection with Mr. Cohen entering into a Settlement/Release Agreement with us. The Settlement/Release Agreement provided Mr. Cohen with payments of approximately $114,000 over a six-month period. In addition, Mr. Cohen received a bonus payment in the amount of $34,200 and a grant of 10,000 options for certain licensing agreements closed during 2006, which options have lapsed. Mr. Cohen released NovaDel from any further obligations related to his departure.

The foregoing agreements also provide for certain non-competition and non-disclosure covenants on the part of such executive. However, with respect to the non-competition covenants, a court may determine not to enforce such provisions or only partially enforce such provisions. Additionally, each of the foregoing agreements provides for certain fringe benefits, such as inclusion in pension, profit sharing, stock option, savings, hospitalization and other benefit plans at such times as we may adopt them.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors, named executive officers and beneficial owners of more than 10% of our Common Stock are required by Section 16(a) of the Securities Exchange Act of 1934 and related regulations to file ownership reports on Forms 3, 4 and 5 with the Securities and Exchange Commission and the principal exchange upon which such securities are traded or quoted and to furnish us with copies of the reports. Based solely on a review of the copies of such forms furnished to us, we believe that from January 1, 2007 to December 31, 2007, that all Section 16(a) filing requirements applicable to our named executive officers, Directors and greater than 10% holders of our Common Stock were in compliance.

Certain Relationships and Related Transactions

To the best of management's knowledge, other than (i) compensation for services as named executive officers and Directors or (ii) as set forth below, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or were to be a party, in which the amount involved exceeds $120,000 during fiscal 2007, and in which any Director or named executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of the Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest.

In April 2003, we entered into a license and development agreement with Manhattan Pharmaceuticals, Inc., or Manhattan Pharmaceuticals, for the worldwide, exclusive rights to our oral spray technology to deliver propofol for pre-procedural sedation. During the year ended December 31, 2007, the five months ended December 31, 2006 and for the year ended July 31, 2006, we did not invoice Manhattan Pharmaceuticals for any reimbursable expenses. Dr. Rosenwald may be deemed to be an affiliate of Manhattan Pharmaceuticals.

In September 2004, we entered into a license and development agreement with Velcera Pharmaceuticals Inc., or Velcera, in connection with veterinary applications for currently marketed veterinary drugs. We may receive additional milestone payments and royalty payments over the 20-year term of the agreement. During the year ended December 31, 2007, the five months ended December 31, 2006 and for the year ended July 31, 2006, we invoiced Velcera approximately $0, $0 and $228,000, respectively, for reimbursable expenses. Dr. Rosenwald may be deemed to be an affiliate of Velcera.

In October 2004, we entered into a license agreement with Hana Biosciences Inc., or Hana Biosciences, for the marketing rights in the U.S. and Canada for our ondansetron oral spray technology. During the year ended December 31, 2007, the five months ended December 31, 2006 and the fiscal year ended July 31, 2006, we received $0, $1,000,000 and $1,500,000, respectively, in milestone payments from Hana Biosciences. During the year ended December 31, 2007, the five months ended December 31, 2006 and for the year ended July 31, 2006, we invoiced Hana Biosciences approximately $0, $0 and $13,000, respectively, for pass-through expenses incurred by us on behalf of Hana Biosciences. In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006 and such NDA was accepted for review by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA, and that it plans to re-direct the development plan for Zensana™ using our patent-protected European formulation of the product.

On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. In addition, we entered into an Amended and Restated License Agreement with Hana Biosciences, pursuant to which Hana Biosciences relinquished its right to pay reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock we acquired in connection with execution of the original license agreement with Hana Biosciences. Par has announced that it expects to complete clinical development on the revised formulation of Zensana™ during 2008, and expects to submit a new NDA for Zensana™ by the end of 2008.

We will receive a milestone payment from Hana Biosciences upon final approval from the FDA. In addition, we will receive double-digit royalty payments based upon a percentage of net sales. We retain the rights to our ondansetron oral spray outside of the U.S. and Canada. Dr. Rosenwald may be deemed to be an affiliate of Hana Biosciences.

In April 2006, we closed a private placement of 8,092,796 shares of Common Stock and warrants to purchase a total of 2,427,839 shares of Common Stock with an exercise price of $1.60 per share of Common Stock. We received proceeds, net of offering costs, of approximately $10,593,000. Griffin Securities, Inc. and Paramount BioCapital, Inc., or Paramount, a NASD broker-dealer, acted as the placement agents for this private placement. The placement agents were paid an aggregate fee for acting as placement agents of cash equal to 7% of the gross proceeds from the sale of the Common Stock, or $792,400, and warrants equal to 6% of the shares of Common Stock purchased, subject to certain exclusions, or warrants to purchase 468,329 shares of Common Stock. Such warrants have the same terms as those issued to the investors. On the date of grant, the warrants had an approximate fair value of $0.92 per warrant. The placement agents were also entitled to a non-accountable expense allowance of up to $55,000 as reimbursement for out of pocket expenses incurred in connection with the offering. We agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering. In December 2006, we paid a total of $100,000 to Paramount Biosciences Inc., in compensation for waiver of certain ongoing rights associated with the private placement in April 2006.

In September 2006, our Board appointed Mr. Steven B. Ratoff as Chairman of the Board. In connection with Mr. Ratoff's appointment as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts. This arrangement is on a month-to-month basis and compensates Mr. Ratoff at a rate of $17,500 per month. Pursuant to this consulting arrangement, we paid Mr. Ratoff approximately $61,000 for the five months ended December 31, 2006. In March 2007, Mr. Ratoff's monthly compensation was reduced to $10,000 to reflect his decreased day-to-day time involvement with NovaDel. In June 2007, Mr. Ratoff's monthly compensation was increased to $17,500 to reflect his increased day-to-day time involvement with NovaDel. On July 23, 2007, Mr. Ratoff was appointed to the additional role of Interim President and Chief Executive Officer, to be effective on July 25, 2007 with the resignation of Dr. Jan Egberts, MD. There is no formal agreement memorializing Mr. Ratoff's consulting agreement.

In December 2006, we completed a private placement of 9,823,983 shares of common stock, at a purchase price of $1.45 per share and warrants to purchase up to approximately 3,929,593 shares of common stock at an exercise price of $1.70 per share. We received proceeds, net of offering costs, of $13,144,000 of which $11,749,000 was received in December 2006 and $1,395,000 was received in January 2007. As such, we issued 8,862,069 shares in December 2006 and 961,914 shares in January 2007 for this private placement. Oppenheimer & Co. Inc. acted as the lead placement agent for this private placement, with Griffin Securities, Inc. acting as co-placement agent. The placement agents received compensation for acting as placement agents made up of cash compensation equal to 7% of the proceeds from the sale of the common stock, or $997,000, and warrants to purchase shares of common stock equal to 5% of the shares of common stock purchased, subject to certain exclusions, or warrants to purchase 491,199 shares (such warrants have the same terms as those issued to the investors), plus expenses. On the date of grant, the warrants had an approximate fair value of $0.89 per warrant. We agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering.

GENERAL

Incorporation by Reference

The following sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed on March 31, 2008 and as amended on April 25, 2008 (File No 001-32177), which is enclosed with this proxy statement, are incorporated by reference into this proxy statement:

- Financial Statements, including the Notes thereto, and the unaudited quarterly financial data for the two-year period ended December 31, 2007 (Part II, Item 8);
- Management's Discussion and Analysis of Financial Condition and Results of Operations (Part II, Item 7); and
- Qualitative and Quantitative Disclosures About Market Risk (Part II, Item 7A).

The following sections of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as filed on May 15, 2008 (File No 001-32177), which is enclosed with this proxy statement, are incorporated by reference into this proxy statement:

- Unaudited condensed consolidated financial statements, including the Notes thereto (Part I, Item 1);
- Management's Discussion and Analysis of Financial Condition and Results of Operations (Part I, Item 2); and
- Qualitative and Quantitative Disclosures About Market Risk (Part I, Item 3).

Stockholder Proposals for the next Annual Meeting of Stockholders

In order for a stockholder proposal to be considered for inclusion in NovaDel's Proxy Statement for the next Annual Meeting pursuant to Rule 14a-8 of the Securities and Exchange Commission, the proposal must be received at our offices no later than the close of business on December 29, 2008. Proposals submitted thereafter will be opposed as not timely filed.

If a stockholder intends to present a proposal for consideration at the next Annual Meeting outside the processes of the Securities and Exchange Commission's Rule 14a-8, NovaDel must receive notice of such proposal not later than March 13, 2009. Otherwise the proposal will be considered untimely, and NovaDel's proxies will have discretionary voting authority on any vote with respect to such proposal, if presented at the meeting, without including information regarding the proposal in our proxy materials.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the period ended December 31, 2007, as amended, is enclosed with these materials. Upon written request, we will provide each stockholder being solicited by this Proxy Statement with a copy, free of charge, of any of the documents referred to in this Proxy Statement. All such requests should be directed to NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822, Attn: Michael E. Spicer, Chief Financial Officer and Corporate Secretary (mspicer@novadel.com; (908)782-3431). You are asked to advise us if you plan to attend the Annual Meeting. For directions to the Annual Meeting, please see the materials attached to this proxy statement or please call (908) 782-3431 ext. 2550.

This proxy statement and our Annual Report on Form 10-K for the period ended December 31, 2007, as amended, are available on our website at www.novadel.com.

Householding

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers, banks and nominees) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies and intermediaries. This year, some banks, brokers or other nominee record holders may be "householding" our proxy materials. This means that only one copy of our proxy statement and annual report to stockholders may have been sent to multiple stockholders in your household unless contrary instructions have been received by the broker, bank or nominee from you. If you would like to receive a separate proxy statement and annual report, we will promptly send you additional copies if you call or write our investor relations department at our offices located at 25 Minneakoning Road, Flemington, New Jersey 08822; telephone 908-782-3431. If you are a beneficial owner, you can request additional copies of the proxy statement and annual report, or you can request a change in your householding status, by notifying your broker, bank or nominee.

Solicitation of Proxies

We will bear the cost of preparing, printing, assembling and mailing all proxy materials that may be sent to our stockholders in connection with this solicitation. Arrangements will also be made with brokerage houses, other custodians, nominees and fiduciaries, to forward soliciting material to the beneficial owners of our Common Stock held by such persons. We will reimburse such persons for reasonable out-of-pocket expenses incurred by them. In addition to the solicitation of proxies by use of the mails, officers and regular employees of ours may solicit proxies without additional compensation, by telephone or facsimile transmission. We do not expect to pay any compensation for the solicitation of proxies.

Management of NovaDel does not know of any matters, other than those stated in this Proxy Statement, that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, proxies will be voted on those other matters in accordance with the judgment of the persons voting the proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Sincerely,

/s/ Steven B. Ratoff
Steven B. Ratoff
Interim President and Chief Executive Officer

July 23, 2008



FROM PHILADELPHIA AREA:

- ROUTE 95 NORTH to EXIT 67 (Route 1 North-New Brunswick).
- Take Route 1 North for about 4 miles; you will see signs for Carnegie Center.
- Take that Service Road (parallel to Route 1 North) following signs for Carnegie Center Boulevard.
- Bear Right (towards Carnegie Center Boulevard East) to stop sign.
- Make a right at the stop sign, then the next left onto South Center Road and a quick right into the parking lot of building 502.
- Morgan Lewis is located on the 3rd floor of building 502 (609.919.6600).

FROM NEW YORK AREA:

- Take the NJ Turnpike South to exit 8A (Jamesburg/Cranbury).
- Proceed through the toll and bear right to Rt 32. Once on Rt 32, merge to left lane and proceed approximately 1/2 mile.
- Follow left exit to Rt 130 South (Princeton).
- Go 2 lights and make a right on Dey Rd. Continue on Dey Rd to intersection of Scudders Mill Rd.
- Make a right on Scudders Mill Rd and follow to end, bearing left to Rt 1 South. Follow Rt 1 South (just past the Alexander Rd exit) and watch for signs for Carnegie Center.
- Take the jughandle across Rt 1 and follow to stop sign.
- Make a right at stop sign, then a quick left on South Center Rd, and then another quick right into the parking lot of building 502.

- Morgan Lewis is located on the 3rd floor of building 502 (phone: 609-919-6600).

FROM ROUTE 206:

- Follow Route 206 South toward Princeton.
- At the intersection with Route 27 (Nassau Street), turn left.
- At the third traffic light (movie theater on left, Princeton U. Book Store on right), turn right onto Washington Road.
- At the intersection of Washington Road and Route 1 (Exxon on right), turn right onto Route 1 South.
- After you pass the Hyatt Hotel on your left, take the Carnegie Center Boulevard jughandle.
- You will cross Route 1 and go to stop sign and make a right.
- Make the first left at the next street.
- Morgan Lewis is located on the 3rd floor of building 502 (phone: 609-919-6600).

FROM BEDMINSTER:

- Follow Route 206 South toward Princeton.
- At the intersection with Route 27 (Nassau Street), turn left.
- At the third traffic light (movie theater on left, Princeton U. Book Store on right), turn right onto Washington Road.
- At the intersection of Washington Road and Route 1 (Exxon on right), turn right onto Route 1 South.
- After you pass the Hyatt Hotel on your left, take the Carnegie Center Boulevard jughandle.
- You will cross Route 1 and go to stop sign and make a right.
- Make the first left at the next street.
- Morgan Lewis is located on the 3rd floor of building 502 (phone: 609-919-6600).

TO PALMER SQUARE FROM PHILADELPHIA:

- ROUTE 95 NORTH to 206 NORTH.
- Take that road approximately 6-7 miles to where 206 North turns left and ROUTE 27 (NASSAU STREET) is straight ahead.
- Take ROUTE 27 (NASSAU STREET) and go approximately 1 light and you will see an open square with the Nassau Inn at center. That is Palmer Square.

TO NYC FROM PRINCETON:

- Exit Carnegie Center to Rt. 1 North; follow to the Scudders Mill Rd exit (approx. 2 miles).
- Follow Scudders Mill Rd to 4th traffic light and make a left on Dey Road.
- Follow Dey Road to 2nd traffic light and make a left on Rt 130.
- Follow Rt 130 for approximately 1/2 mile and exit right on Rt 32 for NJ Turnpike.
- Follow Rt 32 to entrance of NJ Turnpike (just past traffic light).
- Take the NJ Turnpike to Exit Lincoln Tunnel/New York City.

NOVADEL PHARMA INC.
2007 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

COMMISSION FILE NO. 001-32177

NOVADEL PHARMA INC.

(Exact Name of registrant as specified in its charter)

Delaware	001-32177	22-2407152
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

25 MINNEAKONING ROAD, FLEMINGTON, NEW JERSEY 08822
(Address of principal executive offices) (Zip Code)

(908) 782-3431
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.001 per share	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Exchange Act:

None

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 29, 2007, the aggregate market value of the voting and non-voting common equity of the issuer held by non-affiliates of the registrant was approximately $65.4 million based upon the closing sale price of $1.15 for the Registrant's common stock, $.001 par value, as reported by the American Stock Exchange on that date. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 19, 2008, the issuer had 60,692,260 shares of common stock, $.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed pursuant to Regulation 14A within 120 days of the end of the fiscal year (December 31, 2007) are incorporated by reference into Part III of this Annual Report on Form 10-K.

NOVADEL PHARMA INC.

ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Unless the context otherwise requires, all references to "we," "us," "our," and the "Company" include NovaDel Pharma Inc. (NovaDel).

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K includes "forward-looking statements", including statements regarding NovaDel Pharma Inc.'s (the "Company," "we," "us" or "NovaDel") expectations, beliefs, intentions or strategies for the future and the Company's internal controls and procedures and outstanding financial reporting obligations and other accounting issues. The Company intends that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are only predictions and reflect the Company's views as of the date they are made with respect to future events and financial performance. In particular, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in Part II, Item 7 of this Annual Report includes forward-looking statements that reflect the Company's current views with respect to future events and financial performance. The Company uses words such as "expect," "anticipate," "believe," "intend" and similar expressions to identify forward-looking statements. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. A number of important risks and uncertainties could, individually or in the aggregate, cause actual results to differ materially from those expressed or implied in any forward-looking statements.

Examples of the risks and uncertainties include, but are not limited to: the inherent risks and uncertainties in developing products of the type the Company is developing (independently and through collaborative arrangements); the inherent risks and uncertainties in completing the pilot pharmacokinetic feasibility studies being conducted by the Company; possible changes in the Company's financial condition; the progress of the Company's research and development; clinical trials require adequate supplies of drug substance and drug product, which may be difficult or uneconomical to procure or manufacture; timely obtaining sufficient patient enrollment in the Company's clinical trials; the impact of development of competing therapies and/or technologies by other companies; the Company's ability to obtain additional required financing to fund its research programs; the Company's ability to enter into agreements with collaborators and the failure of collaborators to perform under their agreements with the Company; the progress of the U.S. Food and Drug Administration, or FDA, approvals in connection with the conduct of the Company's clinical trials and the marketing of the Company's products; the additional costs and delays which may result from requirements imposed by the FDA in connection with obtaining the required approvals; acceptance for filing by the FDA does not mean that the New Drug Application, or NDA, has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted; the risks related to the Company's internal controls and procedures; and the risks identified under the section entitled "Risk Factors" included as Item 1A in Part I of this Annual Report on Form 10-K and other reports, including this report and other filings filed with the Securities and Exchange Commission from time to time.

PART I

ITEM 1. BUSINESS.

GENERAL

NovaDel Pharma Inc., a Delaware corporation, referred to herein as "we", "us" and "our", is a specialty pharmaceutical company developing oral spray formulations for a broad range of marketed pharmaceuticals. Our proprietary technology offers, in comparison to conventional oral dosage forms, the potential for faster absorption of drugs into the bloodstream leading to quicker onset of therapeutic effects and possibly lower doses. Oral sprays eliminate the requirement for water or the need to swallow, potentially improving patient convenience and compliance. Our oral spray technology is focused on addressing unmet medical needs for a broad array of existing and future pharmaceutical products. Our most advanced oral spray candidates target angina, nausea, insomnia, migraine headaches and disorders of the central nervous system. We plan to develop these and other products independently and through collaborative arrangements with pharmaceutical and biotechnology companies. Currently, we have eight patents which have been issued in the U.S. and 71 patents which have been issued outside of the U.S. Additionally, we have over 90 patents pending around the world. We look for drug compounds that are off patent or are coming off patent in the near future, and we formulate these compounds in conjunction with our proprietary drug delivery method. Once formulated, we file for new patent applications on these formulated compounds that comprise our product candidates. Our patent portfolio includes patents and patent applications with claims directed to the pharmaceutical formulations, methods of use and methods of manufacturing for our product candidates.

Our goal is to become a leading specialty pharmaceutical company that develops and commercializes improved formulations of existing drugs using our patented oral spray technology. We believe that our technology has application to a broad number of therapeutic areas and product categories. Our strategy is to concentrate our product development activities primarily on pharmaceutical products which meet the following characteristics:

- Significant prescription sales already exist;
- Our proprietary novel drug delivery technology enhances the performance of the active ingredient of the target compound, potentially addressing unmet patient needs;
- Increasing focus on products in targeted therapeutic areas, where the benefits of our technology may apply to multiple target compounds, and where distribution can be achieved with a specialized sales and marketing group; and
- Applicability of an efficient regulatory pathway to approval using the 505(b)(2) pathway.

In today's environment of escalating drug development costs and time to market, we believe that the ability to bring products with some degree of differentiation and competitive advantage to the marketplace in a timely and cost-effective manner is a viable strategy.

Since inception, substantially all of our revenues have been derived from consulting activities, primarily in connection with product development for various pharmaceutical companies. More recently, we have begun to derive revenues from license fees and milestone payments stemming from our partnership agreements. Our future growth and profitability will be principally dependent upon our ability to successfully develop our product candidates and to market and distribute the final products either internally or with the assistance of strategic partners.

We have a history of recurring losses, giving rise to an accumulated deficit as of December 31, 2007 of $65,243,000, as compared to $48,280,000 as of December 31, 2006. Additionally, we have had negative cash flow from operating activities of $15,240,000 for the year ended December 31, 2007, $1,782,000 for the five-months ended December 31, 2006, $8,855,000 for the fiscal year ended July 31, 2006, and $6,258,000 for the fiscal year ended July 31, 2005. As of December 31, 2007, we had working capital of $3,811,000, as compared to $18,686,000 as of December 31, 2006, representing a net decrease in working capital of approximately $14,875,000.

The most likely sources of financing include private placements of our equity or debt securities or bridge loans to us from third-party lenders, license payments from current and future partners, and royalty payments from sales of approved product candidates by partners. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs, or on terms favorable to us. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, we require capital to sustain our existing organization until such time as clinical activities can be resumed. Given the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through the middle of the second calendar quarter, 2008. Funding for the Company's future development activities could be secured through new strategic partnerships and/or the sale of our common stock or other securities. There can be no assurance that such capital will be available to us in a timely manner or on favorable terms, if at all. There are a number of risks and uncertainties related to a financing or strategic partnering arrangement that are outside our control. We may not be able to obtain additional financing on terms acceptable to us, or at all. If we are unsuccessful at obtaining additional financing as needed, we may be required to significantly curtail or cease operations. We will need additional financing thereafter until we achieve profitability, if ever.

Our audited financial statements for the year ended December 31, 2007, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and have a history of losses. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in the Company.

At our inception in 1982, then known as Pharmaconsult, we consulted to the pharmaceutical industry, focusing on product development activities of various European pharmaceutical companies. Since 1992, we have used our consulting revenues to fund our own product development activities, supplemented by equity financing. Our focus on developing our own product candidates evolved naturally out of our consulting experience for other pharmaceutical companies. Substantially all of our revenues previously were derived from our consulting activities. Consulting activities are no longer a material part of our business. In 1991, we changed our name to Flemington Pharmaceutical Corporation. Effective October 1, 2002, we again changed our name to NovaDel Pharma Inc.

On June 28, 2006, our Board of Directors approved a change of our fiscal year end from July 31 to December 31. Accordingly, the new fiscal year began on January 1 and ended on December 31. We filed a Transition Report on Form 10-K for the five months ended December 31, 2006. As such, the end of the quarters in the new fiscal year does not coincide with the end of the quarters in the previous fiscal years. Due to significant costs, the Company is not recasting the quarterly data from the previous fiscal years as such costs would exceed any potential benefits. Instead, the Company is presenting financial statements and other financial information, including Management's Discussion and Analysis of Financial Condition and Results of Operations, for the year ended December 31, 2007, the five months ended December 31, 2006, and the fiscal years ended July 31, 2006 and July 31, 2005. In Management's Discussion and Analysis of Financial Condition and Results of Operations, the year ended December 31, 2007 is compared to the unaudited year ended December 31, 2006, and the five months ended December 31, 2006 are compared to the unaudited five months ended December 31, 2005. There are no seasonal or other significant factors which affect comparability.

Highlights for the year ended December 31, 2007, and additionally through the date of filing of this Form 10-K, include the following product development and business achievements:

Product Pipeline

- Announced that the Company's New Drug Application for ZolpiMist™ to treat insomnia was accepted for filing by the FDA.
- Announced that Par Pharmaceuticals has been granted a sublicense for the development and commercialization of Zensana™.
- Announced that Par Pharmaceuticals has returned the rights to NitroMist™ to us.
- Announced that two clinical studies comparing our zolpidem oral spray with zolpidem tablets met their primary pharmacokinetic and pharmacodynamic and safety objectives.

- Announced that Hana Biosciences has notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there will be a delay in the FDA approval and commercial launch of Zensana™.

Intellectual Property

- Received notification of the issuance of additional patents in Canada and Europe which further strengthens our intellectual property position in the oral delivery of pharmaceuticals. The issued patents cover the use of multiple classes of drugs in oral sprays, including those for the treatment of pain, and for central nervous system disorders under our oral spray delivery system in Canada, and analgesics, alkaloids, and nicotine in Europe.

Executive Team and Board of Directors

- Appointed Mr. Steven B. Ratoff, our current Chairman of the Board, to serve as interim President and Chief Executive Officer.

- Announced that Jan H. Egberts, M.D. resigned as President, Chief Executive Officer and Director.

- Appointed Mr. Mark J. Baric as a member of the Board of Directors.

- Appointed Deni M. Zodda, Ph.D. as Senior Vice President and Chief Business Officer.

- Announced that Mr. Barry C. Cohen will no longer serve as Vice President, Business and New Product Development, and the execution of a related settlement/release agreement.

- Renewed the employment agreement of Mr. Michael E. Spicer as Chief Financial Officer.

PRODUCT DEVELOPMENT

Drug development in the U.S. and most countries throughout the world is a process that includes several steps defined by the FDA or comparable regulatory authorities in foreign countries. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit a New Drug Application, or NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product's safety and efficacy. Prior to submission of the NDA, it is necessary to submit an Investigational New Drug, or IND, to obtain permission to begin clinical testing of the new drug. Given that our current product candidates are based on a new technology for formulation and delivery of active pharmaceutical ingredients that have been previously approved and that have been shown to be safe and effective in previous clinical trials, we believe that we will be eligible to submit what is known as a 505(b)(2) NDA. We estimate that the development of new formulations of our pharmaceutical product candidates, including formulation, testing and NDA submission, will require significantly lower investments in direct research and development expenditures and will require significantly less development time than is the case for the discovery and development of new chemical entities. However, our estimates may prove to be inaccurate; or pre-marketing approval relating to our proposed products may not be obtained on a timely basis, if at all, and research and development expenditures may significantly exceed management's expectations.

It is not anticipated that we will generate any revenues from royalties or sales of our product candidates until regulatory approvals are obtained and marketing activities begin. Any one or more of our product candidates may not prove to be commercially viable, or if viable, may not reach the marketplace on a basis consistent with our desired timetables, if at all. The failure or the delay of any one or more of our proposed products to achieve commercial viability would have a material adverse effect on us.

The successful development of our product candidates is highly uncertain. Estimates of the nature, timing and estimated expenses of the efforts necessary to complete the development of, and the period in which material net cash inflows are expected to commence from, any of our product candidates are subject to numerous risks and uncertainties, including:

- the scope, rate of progress and expense of our clinical trials and other research and development activities;

- results of future clinical trials;

- the expense of clinical trials for additional indications;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;
- the expense and timing of regulatory approvals or changes in the regulatory approval process;
- the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop;
- the effect of competing technologies and market developments; and
- the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We currently have six product candidates in our pipeline. One of these product candidates, Zensana™, is currently licensed to a marketing partner who will commercialize this product candidate, with us receiving milestone and royalty income from revenue upon product approval. For our approved product NitroMist™, and for ZolpiMist™ (zolpidem oral spray) and sumatriptan oral spray, currently in development, we will most likely seek marketing partners to commercialize these three product candidates, as their broad distribution will require significant resources. We are actively seeking partners for these products and would anticipate that such marketing partners would provide us with milestone payments and royalties based on revenues.

Our two remaining earlier-stage product candidates, tizanidine and ropinirole, are targeted for a specific therapeutic area: neurology. Similar to other products, we will seek to secure marketing partners, once we have generated sufficient clinical data to demonstrate their performance.

As discussed above, certain of our product candidates are in early stages of clinical development and some are in preclinical testing. These product candidates are continuously evaluated and assessed and are often subject to changes in formulation.

We expect to continue to spend significant amounts on the development of our product candidates and we expect our costs to increase as we continue to develop and ultimately commercialize our product candidates. The following table summarizes our product candidates:

	Active Ingredient or Class of Molecule	Indications	Stage of Development	Partner
Approved Product				
NitroMist™	Nitroglycerin	Acute angina	FDA Approved	-
Product Candidates				
ZolpiMist™	Zolpidem tartrate	Sleeplessness	NDA submitted; FDA acceptance January 23, 2008	-
Sumatriptan	Sumatriptan succinate	Migraines	Pilot Efficacy study complete	-
Ropinirole	Ropinirole	Idiopathic Parkinson's Disease	Clinical development	-
Tizanidine	Tizanidine hydrochloride	Spasticity	Clinical development	-
Zensana™	Ondansetron	Anti-emetic	Clinical development	Hana Biosciences/Par Pharmaceuticals

NitroMist™ (nitroglycerin lingual aerosol). This product is indicated for acute relief of an attack or acute prophylaxis of angina pectoris due to coronary artery disease, and was approved by the FDA in November 2006. Previously, this product was partnered with Par Pharmaceuticals, or Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. We are currently investigating strategic partners for this product.

ZolpiMist™ (zolpidem oral spray). Zolpidem is the active ingredient in Ambien®, the leading hypnotic marketed by Sanofi-Aventis. A pilot pharmacokinetic, or PK, study in zolpidem oral spray with 10 healthy subjects, completed in the first half of calendar 2005, suggested that our formulation of zolpidem oral spray had a comparable PK profile to the Ambien® tablet but with a more rapid time to detectable drug levels. In October 2006, we announced positive results from a pilot pharmacokinetic study comparing our formulation of ZolpiMist™ to Ambien® tablets. In the study, 10 healthy male volunteers received ZolpiMist™ or Ambien® tablets in 5mg or 10mg doses. For fasting subjects, fifteen minutes after dosing, 80% of subjects using ZolpiMist™ achieved blood concentrations of greater than 20 ng/ml, compared to 33% of subjects in the 5mg Ambien® tablet group and 40% of subjects in the 10mg Ambien® tablet group. The difference between the oral spray groups and tablet groups was statistically significant (p=0.016). Twenty ng/ml is a level generally believed to approximate the lower limit of the therapeutic range for zolpidem. Additionally, drug concentrations were measured at five and ten minutes post-dosing. At these early time points, the oral spray groups achieved drug levels five-to-thirty times greater than subjects in the corresponding tablet groups. These differences were also statistically significant. ZolpiMist™ has the potential to provide patients with the meaningful benefit of faster onset of sleep as compared to existing sleep remedies should future studies validate the already completed Pilot PK study. We submitted the NDA for our zolpidem product candidate in the second half of 2007, and the FDA indicated acceptance of this NDA filing in January 2008. We may obtain final approval from the FDA by the fourth quarter of 2008.

Sumatriptan oral spray. Sumatriptan is the active ingredient in Imitrex® which is the largest selling migraine remedy marketed by GlaxoSmithKline, or GSK. A pilot PK study of our sumatriptan oral spray with 9 healthy subjects, completed in the second half of calendar 2004, suggested that the formulation achieved plasma concentrations of sumatriptan in the therapeutic range. In September 2006 we announced positive results from an additional pilot pharmacokinetic study, with our oral spray formulation of sumatriptan which demonstrated that sumatriptan oral spray achieves a statistically significant increase in absorption rate as compared with Imitrex® tablets. The rate of drug absorption is believed to be the most important predictor of the degree and speed of migraine relief. Sumatriptan oral spray was evaluated in a four-arm, crossover pharmacokinetic study comparing 50mg Imitrex® tablets to 20mg and 30mg of the oral spray in 10 healthy male volunteers under fasting conditions. At least 90% of subjects receiving sumatriptan oral spray had detectable drug levels at three minutes post-dosing, while at the same timepoint, only 10% of subjects receiving 50mg Imitrex® tablets had detectable drug levels. These differences are statistically significant. At 3 to 6 minutes post dosing, all oral spray groups had statistically significantly higher mean concentration levels compared to 50mg Imitrex® tablets. Using published data for the currently marketed Imitrex® nasal spray as a proxy for therapeutic blood levels, we observed that by 6 minutes post-dosing, 100% of the 20mg oral spray users achieved these critical plasma concentration levels while none of the subjects from the Imitrex® tablet group did so by this timepoint. This result was also statistically significant. Furthermore, the study indicates up to a 50% increase in relative bioavailability of oral spray in comparison to the Imitrex® tablet. Additionally, the pharmacokinetics of 20mg oral spray after a meal were evaluated. Sumatriptan oral spray was well tolerated.

While Imitrex® nasal spray was not included in this clinical study, the following represents a discussion of the results of our clinical study as compared to published data for Imitrex® nasal spray. Time to the first peak plasma concentration of sumatriptan -- which represents drug absorbed directly across the oral mucosa -- was approximately 70% faster with the 20mg oral spray than what has been reported in the literature for the same dose of the Imitrex® nasal spray (6 min. vs. 20 min.). The mean concentration level achieved during this critical first phase of absorption is approximately 30% greater for the oral spray than what was observed in published studies of the nasal spray (10.9 ng/mL vs. 8.5 ng/mL). Relative bioavailability after administration of 20mg oral spray appears to be greater than published estimates for the same dose of the Imitrex® nasal spray.

Sumatriptan oral spray may provide clinical benefits to migraine sufferers including, possibly, faster relief than Imitrex® tablets as well as greater tolerability than triptan nasal sprays. Further, if proven to be safe and effective, sumatriptan oral spray may be attractive to patients who have trouble taking oral medications due to nausea and vomiting caused by the migraine attack. Previously, we were targeting an NDA submission for our sumatriptan product candidate in the first half of calendar 2008; however, due primarily to funding constraints, at the present time, we are unable to make predictions for this program relative to sufficient funding, timing, future strategic partnerships, regulatory pathway or approval with the FDA. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including sumatriptan, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Tizanidine oral spray. Tizanidine is indicated for the treatment of spasticity, a symptom of several neurological disorders, including multiple sclerosis, spinal cord injury, stroke and cerebral palsy, which leads to involuntary tensing, stiffening and contracting of muscles. Tizanidine treats spasticity by blocking nerve impulses through pre-synaptic inhibition of motor neurons. This method of action results in decreased spasticity without a corresponding reduction in muscle strength. Because patients experiencing spasticity may have difficulty swallowing the tablet formulation of the drug, our tizanidine oral spray may provide patients suffering from spasticity with a very convenient solution to this serious treatment problem. We were previously targeting an NDA submission for our tizanidine product candidate in calendar 2008. However, in June 2007, we announced our near-term clinical development strategy and our intention to focus the majority of our research and development resources on our two lead product candidates, zolpidem and sumatriptan oral spray. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including tizanidine, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Ropinirole oral spray. Ropinirole is indicated for the treatment of the signs and symptoms of idiopathic Parkinson's disease. Ropinirole oral spray is ideal for the geriatric population who may be suffering from dysphagia (difficulty swallowing); 85% of sufferers of Parkinson's are 65 years of age or older and it is estimated that 45% of elderly people have some difficulty in swallowing. Our formulation of ropinirole oral spray may represent a more convenient way for the patient or healthcare provider to deliver ropinirole to patients suffering stiffness and/or tremors. We were previously targeting an NDA submission for our ropinirole product candidate in calendar 2008. However, in June 2007, we announced our near-term clinical development strategy and our intention to focus the majority of our research and development resources on our two lead product candidates, zolpidem and sumatriptan oral spray. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including ropinirole, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Zensana™ (ondansetron oral spray). Ondansetron is the active ingredient in Zofran®, the leading anti-emetic marketed by GSK. Through July 31, 2007, this product candidate was licensed to Hana Biosciences, who was overseeing all clinical development and regulatory approval activities for this product in the U.S. and Canada. On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. In addition, we entered into an Amended and Restated License Agreement with Hana Biosciences, pursuant to which Hana Biosciences relinquished its right to pay reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock we acquired in connection with execution of the original license agreement with Hana Biosciences. Par has announced that it expects to complete clinical development on the revised formulation of Zensana™ during 2008, and expects to submit a new NDA for Zensana™ by the end of 2008.

In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006, and such NDA was accepted for review by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We will receive a milestone payment from Hana Biosciences upon final approval from the FDA. In addition, we will receive double-digit royalty payments based upon a percentage of net sales. We retain the rights to our ondansetron oral spray outside of the U.S. and Canada.

Propofol oral spray. Propofol is the active ingredient in Diprivan®, a leading intravenous anesthetic marketed by AstraZeneca. We continue to support our partner, Manhattan Pharmaceuticals, Inc., or Manhattan Pharmaceuticals, who will oversee all clinical development and regulatory approval for this product candidate. On July 10, 2007, Manhattan Pharmaceuticals announced its intention to pursue appropriate sub-licensing opportunities for this product candidate.

Veterinary. Our veterinary initiatives are being carried out largely by our partner, Velcera, Inc., or Velcera. In June 2007, Velcera announced that it had entered into a global license and development agreement with Novartis Animal Health. The agreement calls for Novartis Animal Health to develop, register and commercialize a novel canine product utilizing Velcera's Promist™ platform, which is based on our patented oral spray technology.

BUSINESS DEVELOPMENT

To date, we have entered into license agreements with (i) Hana Biosciences, for the development and marketing rights in the U.S. and Canada for our ondansetron oral spray, (ii) Par, for the marketing rights in the U.S. and Canada for NitroMist™, (iii) Manhattan Pharmaceuticals, in connection with propofol, and (iv) Velcera, in connection with veterinary applications for currently marketed veterinary drugs. In addition, we have entered into a sub-license agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Lindsay A. Rosenwald, M.D., a significant stockholder, directly and indirectly, of us, is the Chairman and sole shareholder of Paramount BioCapital, Inc., Paramount. In the regular course of its business and the business of its affiliates, and outside of its arrangement with us, Paramount and/or its affiliates identify, evaluate and pursue investment opportunities in biomedical and pharmaceutical products, technologies and companies. In addition, as of March 19, 2008, Dr. Rosenwald may be deemed to beneficially own approximately 14% of our outstanding common stock (assuming exercise of certain warrants beneficially owned by Dr. Rosenwald). Dr. Rosenwald and Paramount may be deemed to be our affiliates. Dr. Rosenwald and Paramount may also be deemed to be affiliates of Manhattan Pharmaceuticals, Velcera and Hana Biosciences.

In July 2007, the Company, entered into a Product Development and Commercialization Sublicense Agreement (the "Sublicense Agreement") with Hana Biosciences and Par Pharmaceutical, Inc. ("Par"), pursuant to which Hana Biosciences granted a non-transferable, non-sublicenseable, royalty-bearing, exclusive sublicense to Par to develop and commercialize Zensana™. In connection therewith, the Company and Hana Biosciences amended and restated their existing License and Development Agreement, as amended, relating to the development and commercialization of Zensana™ (the "Amended and Restated License Agreement") to coordinate certain of the terms of the Sublicense Agreement. Under the terms of the Sublicense Agreement, Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada. The Company retains its rights to Zensana™ outside of the United States and Canada.

In addition, under the terms of the Amended and Restated License Agreement, Hana Biosciences relinquished its right to pay reduced royalty rates to the Company until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and the Company agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock acquired by the Company in connection with execution of the original License Agreement.

Also in July 2007, the Company and Par agreed to terminate the agreement relating to NitroMist™. The Company is currently investigating strategic partners for the commercialization of NitroMist™. During the three months ended September 30, 2007, the Company recorded $177,000 of revenue to write-off the remaining deferred revenue relating to this agreement.

We intend to enter into additional license agreements and strategic alliances, including:

- Marketing partners outside of North America for Zensana™, for which we retain marketing rights outside of North America;
- Marketing partners for our zolpidem oral spray and sumatriptan oral spray, to commercialize these products assuming that we are successful in attaining approval for these products from the FDA; and
- Additional marketing partners and strategic alliances as may be appropriate for the remaining present and future products in our development pipeline.

AGREEMENT WITH PAR PHARMACEUTICAL, INC. AND HANA BIOSCIENCES, INC.

In October 2004, we entered into a 20-year license and development agreement with Hana Biosciences, whereby Hana Biosciences would develop and market our oral spray version of ondansetron, a leading anti-emetic for preventing chemotherapy-induced nausea and vomiting. Under the agreement, Hana Biosciences was granted exclusive rights to market, sell and distribute our ondansetron oral spray in the U.S. and Canada. We are entitled to receive milestone payments at several junctures of development, including completion of a pharmacokinetic study, filing of an IND, FDA acceptance of the NDA and NDA approval. In August 2005, our license and development agreement with Hana Biosciences was amended to transfer the responsibility to Hana Biosciences of selecting and managing a contract manufacturer who will provide clinical and commercial quantities of the ondansetron oral spray product. Double-digit royalties on net sales of the product may be due to us if and when the product launches. In October 2004, in exchange for $1 million, Hana Biosciences purchased 400,000 newly issued shares of our common stock, at a price of $2.50 per share, and has issued to us, for no additional consideration, 73,121 shares of its common stock, valued at $500,000 based upon the average price of Hana Biosciences' common stock during the 10 business days prior to the effective date of the agreement ($6.84 per share).

On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. In addition, we entered into an Amended and Restated License Agreement with Hana Biosciences, pursuant to which Hana Biosciences relinquished its right to pay reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock we acquired in connection with execution of the original license agreement with Hana Biosciences.

We will receive a milestone payment from Hana Biosciences upon final approval from the FDA. In addition, we will receive double-digit royalty payments based upon a percentage of net sales. We retain the rights to our ondansetron oral spray outside of the U.S. and Canada.

LICENSE AND SUPPLY AGREEMENT WITH PAR PHARMACEUTICAL, INC.

In July 2004, we entered into a 10-year license and supply agreement with Par, a wholly owned subsidiary of Par Pharmaceutical Companies, Inc., whereby Par has the exclusive rights to market, sell and distribute our nitroglycerin lingual spray in the U.S. and Canada. The terms of the agreement call for an upfront license fee which was paid to us in July 2004, a milestone payment made to us upon the FDA's acceptance of an NDA for our nitroglycerin lingual spray for review in September 2004, another potential milestone payment if and when the NDA is approved for marketing in the U.S., and double-digit percentage royalties on net sales of the product in the U.S. and Canada. We are responsible for obtaining regulatory approval for the product and for supplying the product to Par.

In July 2007, the Company and Par agreed to terminate the agreement relating to NitroMist™. The Company is currently investigating strategic partners for the commercialization of NitroMist™. During the three months ended September 30, 2007, the Company recorded $177,000 of revenue to write-off the remaining deferred revenue relating to this agreement.

AGREEMENT WITH MANHATTAN PHARMACEUTICALS, INC.

In April 2003, we entered into a 10-year license and development agreement with Manhattan Pharmaceuticals for the worldwide, exclusive rights to our oral spray technology to deliver propofol for pre-procedural sedation. Manhattan Pharmaceuticals is a development stage company and has no revenues to date. The terms of the agreement require Manhattan Pharmaceuticals to achieve certain milestones and to make certain up-front license fee payments to us, the first $500,000 of which we received from June 2003 through November 2003.

AGREEMENT WITH VELCERA PHARMACEUTICALS, INC. (FORMERLY VETCO)

In June 2004, we announced the granting of an exclusive worldwide 20-year license for our proprietary oral spray technology to Velcera, a veterinary company. We received an equity stake of 529,500 shares of common stock in Velcera, along with an upfront cash technology fee of $1,500,000 in September 2004. At the time of the signing of the agreement with Velcera it was determined that the Velcera common stock had a deminimus value. Such investment continues to be carried at its cost basis of $0 as of December 31, 2007. In February 2007, Velcera merged with Denali Sciences, Inc., a publicly reporting Delaware corporation. The common stock of Denali Sciences, Inc. is not traded on any stock exchange. The agreement, which amends an earlier agreement, provides that Velcera shall make certain milestone payments to us upon the achievement of key events associated with product development. Velcera will be obligated to make additional similar payments to us for each product developed by it, and double-digit royalty payments on product sales will be due to us. Products will be formulated by Velcera, at Velcera's expense, and Velcera will fund all development and regulatory expenses.

BUSINESS STRATEGY

Strategy

Our goal is to become a leading specialty pharmaceutical company that develops and commercializes improved formulations of existing drugs using our patented oral spray technology. We believe that our technology has application to a broad number of therapeutic areas and product categories. Our strategy is to concentrate our product development activities primarily on pharmaceutical products which meet the following characteristics:

- Significant prescription sales already exist;
- Our proprietary novel drug delivery technology enhances the performance of the active ingredient of the target compound, potentially addressing unmet patient needs;
- Increasing focus on products in targeted therapeutic areas (e.g., neurology) where the benefits of our technology may apply to multiple target compounds, and where we can achieve distribution with a small specialized sales and marketing group; and
- Applicability of an efficient regulatory pathway to approval using the 505(b)(2) pathway.

In today's environment of escalating drug development costs and time to market, we believe that the ability to bring products with some degree of differentiation and competitive advantage to the marketplace in a timely and cost-effective manner is a viable strategy.

Products

We currently have six product candidates in our pipeline. One of these product candidates, Zensana™, is currently licensed to a marketing partner who will commercialize this product candidate, with us receiving milestone and royalty income from revenue upon product approval. For our NitroMist™ product which is approved, and for our zolpidem oral spray and sumatriptan oral spray, currently in development, we will most likely seek marketing partners to commercialize these product candidates, as their broad distribution will require significant resources. No current marketing partners exist for these product candidates. We expect to secure marketing partners for these product candidates after we have generated sufficient clinical data to demonstrate the effectiveness of these product candidates, and would anticipate that such marketing partners would provide us with milestone payments and royalties based on revenues.

Our two remaining product candidates, tizanidine and ropinirole, are targeted for a specific therapeutic area: neurology. Similarly to our other products, we will seek to secure marketing partners once we have generated sufficient clinical data to demonstrate performance.

In addition to our existing product candidates, we intend to continue to identify and pursue additional product candidates for development.

PATENTED AND PATENT PENDING DELIVERY SYSTEMS

We have certain patents and pending patent applications for our oral spray delivery system. FDA approval is not a prerequisite for patent approval. The expected year of marketability of a given product candidate will vary depending upon the specific drug product with which the delivery system will be utilized. Each individual use of the delivery system will require registration with and/or approval by the FDA or other relevant health authority prior to marketability, and the amount of regulatory oversight required by the FDA or other regulatory agencies will also depend on the specific type of drug product for which the delivery system is implemented. Our aerosol and pump spray formulations release drugs in the form of a fine mist into the buccal portion of the mouth for rapid absorption into the bloodstream via the mucosal membranes. Our proprietary technology offers, in comparison to conventional oral dosage forms, the potential for faster absorption of drugs into the bloodstream leading to quicker onset of therapeutic effects and possibly reduced first pass liver metabolism, which may result in lower doses. Oral sprays eliminate the requirement for water or the need to swallow, potentially improving patient convenience and adherence. Our oral spray technology is focused on addressing unmet medical needs for a broad array of existing and future pharmaceutical products.

MARKETING AND DISTRIBUTION

To date, we have chosen to license products developed with our technology to other drug companies. We intend to pursue additional strategic alliances, as well as to consider fully developing and commercializing product candidates internally.

We anticipate that promotion of our product candidates, whether conducted by us or by a strategic partner, will be characterized by an emphasis on their distinguishing characteristics, such as dosage form and packaging, as well as possible therapeutic advantages of such product candidates. We intend to position our product candidates as alternatives or as line extensions to brand-name products. We believe that to the extent our formulated products are patent-protected, such formulations may offer brand-name manufacturers the opportunity to expand their product lines. Alternatively, products which are not patented may be offered to brand-name manufacturers as improved substitute products after patent protection on existing products expire.

Inasmuch as we do not have the financial or other resources to undertake extensive marketing activities, we generally intend to seek to enter into marketing arrangements, including possible joint ventures or license or distribution arrangements, with third parties. We believe that such third-party arrangements will permit us to maximize the promotion and distribution of pharmaceutical products while minimizing our direct marketing and distribution costs. If we are unable to enter into additional agreements, we may not be able to successfully market our product candidates.

We have not yet determined strategies relating to marketing of our other proposed formulated products; these will be formulated in advance of anticipated completion of development activities relating to the particular formulated product. As a company, we have no experience in marketing or distribution of our product candidates, and our ability to fund such marketing activities will require us to raise additional funds and/or consummate a strategic alliance or combination with a well-funded business partner.

MANUFACTURING

We intend to contract out the manufacturing of our product candidates. Our current facility does not yet have a pilot manufacturing operation that meets current Good Manufacturing Practices, or cGMP, and would require additional investment in order to attain that capability. We will have to contract out manufacturing and/or invest additional funds in the current facility in order to provide internal manufacturing capability. The manufacture of our pharmaceutical product candidates is subject to cGMP prescribed by the FDA and pre-approval inspections by the FDA and foreign authorities prior to the commercial manufacture of any such products. See Item 1, Business-"Raw Materials and Suppliers" and "Government Regulation."

On November 18, 2004, we entered into a manufacturing and supply agreement with INyX USA, Ltd, or INyX, whereby INyX will manufacture and supply our nitroglycerin lingual spray. For a five-year period that began November 18, 2004, INyX will be the exclusive provider of the nitroglycerin lingual spray to us worldwide, excluding Poland, Byelorussia, the former Russian Republics of Ukraine, Latvia, Lithuania, Estonia and the United Arab Emirates. Pursuant to the terms and conditions of the agreement, it will be INyX's responsibility to manufacture, package and supply the nitroglycerin lingual spray in such territories. Thereafter, INyX will have a non-exclusive right to manufacture such spray for an additional five years.

In July 2007, INyX announced it filed for protection under the Chapter 11 bankruptcy laws. The Company is taking all necessary steps to ensure that any assets of the Company located at INyX are protected.

In February 2008, we entered into a Master Services Agreement with Rechon Life Sciences (Malmo, Sweden), whereby Rechon will provide services related to the manufacturing development and the manufacture of clinical supplies for our products. Rechon provides these services on a fee-for-service basis.

RAW MATERIALS AND SUPPLIERS

We believe that the active ingredients used in the manufacture of our product candidates are presently available from numerous suppliers located in the U.S., Europe and Japan and can be delivered to our manufacturing facility by such suppliers. We intend to enter into arrangements with such third-party suppliers for supplies of active and inactive pharmaceutical ingredients and packaging materials used in the manufacture of our product candidates. Accordingly, we may be subject to various import duties applicable to both finished products and raw materials and may be affected by various other import and export restrictions as well as other developments impacting upon international trade. These international trade factors will, under certain circumstances, have an impact on the manufacturing costs (which will, in turn, have an impact on the cost of our product candidates). To the extent that transactions relating to the purchase of raw materials involve currencies other than U.S. dollars, our operating results will be affected by fluctuations in foreign currency exchange rates.

Generally, certain raw materials, including inactive ingredients, are available from a limited number of suppliers and certain packaging materials intended for use in connection with our product candidates may be available only from sole source suppliers. Although we believe that we will not encounter difficulties in obtaining the inactive ingredients or packaging materials necessary for the manufacture of our products, we may not be able to enter into satisfactory agreements or arrangements for the purchase of commercial quantities of such materials. A failure to enter into agreements or otherwise arrange for adequate or timely supplies of principal raw materials and the possible inability to secure alternative sources of raw material supplies could have a material adverse effect on our ability to manufacture formulated products.

Development and regulatory approval of our product candidates are dependent upon our ability to procure active ingredients and certain packaging materials from FDA-approved sources. Since the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of a supplemental application to use a new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier, which could result in manufacturing delays. Accordingly, we intend to locate alternative FDA approved suppliers.

GOVERNMENT REGULATION

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the U.S. Food and Drug Administration, or the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending new drug applications or NDAs, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development in the U.S. typically involves preclinical laboratory and animal tests, the submission to the FDA of a notice of claimed investigational exemption or an investigational new drug application or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, good clinical practices or GCP, as well as under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The study protocol and informed consent information for subjects in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population, to determine the effectiveness of the drug for a particular indication or indications, dosage tolerance and optimum dosage, and identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

Under the Pediatric Research Equity Act of 2003, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently $1,178,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently $65,030 per product and $392,700 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for non-priority drug products are reviewed within ten months. The review process may be extended by FDA for three additional months to consider certain new information or clarification regarding information already provided in the submission. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with good clinical practices, or GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practices is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication proposed for marketing.

After FDA evaluates the NDA and the manufacturing facilities, it issues an approval letter, an approvable letter or a not-approvable letter. Both approvable and not-approvable letters generally outline the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in 2 or 6 months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions which can materially affect the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

The Hatch-Waxman Act

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. ANDA applicants are not required to conduct or submit results of pre-clinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid is called a Paragraph IV certification. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired. Federal law provides a period of five years following approval of a drug containing no previously approved active ingredients, during which ANDAs for generic versions of those drugs cannot be submitted unless the submission contains a Paragraph IV challenge to a listed patent, in which case the submission may be made four years following the original product approval. Federal law provides for a period of three years of exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials conducted by or for the sponsor, during which FDA cannot grant effective approval of an ANDA based on that listed drug.

Section 505(b)(2) New Drug Applications

Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on the safety and efficacy data of an existing product, or published literature, in support of its application.

505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

We expect that the majority of our product candidates in development will require the filing of 505(b)(2) NDAs because, although such products contain previously approved chemical entities, we or our licensees may seek to make new claims regarding therapeutic effects or lessened side effects, or both.

Our partner, Hana Biosciences, submitted an NDA under Section 505(b)(2) for Zensana™ in June 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA, and that it plans to re-direct the development plan for Zensana™ using our patent-protected European formulation of the product. On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par Pharmaceutical, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. Subject to successful scale-up and manufacturing tests of the new formulation of ondansetron, Par expects to conduct the appropriate clinical trials and re-file the NDA for Zensana™ by the end of 2008. Because we rely upon Par to develop and file the NDA for Zensana™ we can give no assurances that Par will be able to re-file the NDA for Zensana™ in 2008, if at all, and ultimately receive final FDA approval. The safety and efficacy of the drug is based on a demonstration of the bioequivalence of Zensana™ to oral ondansetron, marketed under the tradename Zofran®. This Zofran® formulation is protected by one unexpired patent, which is scheduled to expire in September 2011, and is subject to a period of pediatric exclusivity expiring in March 2012. Additionally, this Zofran® formulation was covered by another patent which, after pediatric exclusivity, expired in December 2006. Hana Biosciences' Section 505(b)(2) NDA contained a paragraph III certification acknowledging that the now expired patent would expire in December 2006, and a paragraph IV certification to the patent which is due to expire in March 2012. Based on the paragraph IV certification, it is possible that the NDA holder or the patent owner will sue us, Hana Biosciences, and/or Par for patent infringement, and that the FDA will be prevented from approving our application until the earliest of 30 months, settlement of the lawsuit, or a decision in an infringement case that is favorable to us. Hana Biosciences previously announced that it had not received any objections related to these patent certifications.

Other Regulatory Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet.

Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies, and are subject to periodic inspections by the FDA during which the agency inspects manufacturing facilities to access compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Anti-Kickback, False Claims Laws & The Prescription Drug Marketing Act

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Physician Drug Samples

As part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. The Prescription Drug Marketing Act, or the PDMA, imposes requirements and limitations upon the provision of drug samples to physicians, as well as prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations.

COMPETITION

The markets which we intend to enter are characterized by intense competition, often from organizations which are larger and/or better capitalized than us. We will be competing against established pharmaceutical companies which currently market products which are equivalent or functionally similar to those we intend to market. Prices of drug products are significantly affected by competitive factors and tend to decline as competition increases. In addition, numerous companies are developing or may, in the future, engage in the development of products competitive with our proposed products. We expect that technological developments will occur at a rapid rate and that competition is likely to intensify as enhanced delivery system technologies gain greater acceptance. Additionally, the markets for formulated products which we have targeted for development are intensely competitive, involving numerous competitors and products. We intend to enhance our competitive position by focusing our efforts on our novel dosage forms.

We are aware of several companies that are selling or developing oral spray products. Sciele Pharma Inc. (formerly First Horizon Pharmaceutical Corporation), headquartered in Alpharetta, Georgia, currently markets Nitrolingual® Pumpspray, a nitroglycerin oral spray which is an "air" propelled dispensing system (our nitroglycerin lingual spray is a "propellant" based dispensing system). Generex Biotechnology Corporation, based in Toronto, Canada, is developing an insulin formulation that is delivered directly into the mouth via its RapidMist™ device. This product was approved in Ecuador, certain Middle Eastern countries, and India. They also state that they have begun research on four specific target molecules for their RapidMist™ delivery system: morphine, fentanyl, heparin and flu vaccine. Generex Biotechnology Corporation is listed as the assignee on 15 U.S. patents. RapidMist™ is a pending trademark of Generex Biotechnology Corporation. There are several other companies that we are aware of that develop and/or market oral spray products containing vitamins and homeopathic ingredients. GW Pharmaceuticals plc, based in the UK, has developed a cannabinoid lingual spray called Sativex®. Sativex® was approved by Health Canada in April 2005 for the relief of neuropathic pain in Multiple Sclerosis, or MS, and was launched in Canada in June 2005 by Bayer HealthCare, who will exclusively market Sativex® in Canada. Sosei Co. Ltd. is conducting Phase III clinical studies for its Fentanyl sublingual spray (AD923), an opioid analgesic for the treatment of cancer breakthrough pain. Insys Therapeutics Inc. is developing a Fentanyl sublingual spray for breakthrough cancer pain in opioid-tolerant patients.

We also face, and will continue to face, competition from colleges, universities, governmental agencies and other public and private research organizations. These competitors are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. Some of these technologies may compete directly with the technologies that we are developing. These institutions will also compete with us in recruiting highly qualified scientific personnel. We expect that developments in the areas in which we are active may occur at a rapid rate and that competition will intensify as advances in this field are made. As a result, we need to continue to devote substantial resources and efforts to research and development activities.

PATENTS AND PROTECTION OF PROPRIETARY INFORMATION

We have applied for U.S. and foreign patent protection for our buccal spray delivery systems which are the primary focus of our development activities as well as for our delayed contact allergy topical formulations. Eight U.S. patents, three Canadian patents and sixty-eight European patents have been issued. The sixty-eight patents in Europe consist of four unique patents which have been issued in seventeen different countries. We have over ninety patent applications pending in the U.S. and overseas. Additional patent applications may not be granted, or, if granted, may not provide adequate protection to us. We also intend to rely on whatever protection the law affords to trade secrets, including unpatented know-how. Other companies, however, may independently develop equivalent or superior technologies or processes and may obtain patents or similar rights with respect thereto.

Although we believe that we have developed our technology independently and have not infringed, and do not infringe, on the patents of others, third parties may make claims, however, that our technology does infringe on their patents or other intellectual property. In the event of infringement, we may, under certain circumstances, be required to modify our infringing product or process or obtain a license. We may not be able to do either of those things in a timely manner if at all, and failure to do so could have a material adverse effect on our business. In addition, we may not have the financial or other resources necessary to enforce a patent infringement or proprietary rights violation action or to defend ourselves against such actions brought by others. If any of the products we develop infringe upon the patent or proprietary rights of others, we could, under certain circumstances, be enjoined or become liable for damages, which would have a material adverse effect on our business.

We also rely on confidentiality and nondisclosure agreements with our licensees and potential development candidates to protect our technology, intellectual property and other proprietary property. Pursuant to the foregoing and for other reasons, we face the risk that our competitors may acquire information which we consider to be proprietary, that such parties may breach such agreements or that such agreements will be inadequate or unenforceable.

BUCCAL NONPOLAR SPRAYS. On April 12, 1996, we filed an application with the U.S. Patent and Trademark Office, or the USPTO, with claims directed to our buccal spray composition containing certain amounts of propellant, a non-polar solvent, and certain classes of drugs, as well as specific drugs within those classes. The application also included claims directed to soft-bite gelatin capsules containing these drugs. On September 1, 1998, the USPTO allowed the claims directed to buccal spray propellant compositions, but rejected the claims directed to the capsules. In November 1998, we deleted the capsule claims from this application to pursue issuance of a patent with claims directed to the buccal non-polar spray compositions and methods of administering the class of drugs using the buccal spray compositions. On September 21, 1999, U.S. Patent No. 5,955,098 was issued to us with claims directed to the above-described buccal non-polar spray propellant compositions and methods. This patent expires on April 12, 2016.

On February 21, 1997, we filed an application under the Patent Cooperation Treaty, or the PCT, (PCT Application No. WO 97/38663) for the above-subject matter. The International Preliminary Examination Authority issued an International Preliminary Examination Report alleging that the subject matter of the invention lacked novelty and/or lacked an inventive step. This opinion, with which we disagree, is not dispositive.

With respect to the above PCT application, in October and November 1998, we entered the national phase in Canada and Europe, with claims directed to the above subject matter. On April 16, 2003, European Patent No. EP 0 904 055 was granted to us with claims directed to propellant containing buccal non-polar spray compositions containing similar drugs (i.e., anti-histamines, steroid hormones, non-steroidal anti-inflammatories, benzodiazepines, anti-depressants and nicotine) to those in the corresponding issued U.S. patent. This European patent has been validated in the UK, Germany, France, Italy, Belgium, Switzerland/Liechtenstein, Austria, Sweden, Denmark, Finland, Luxembourg, the Netherlands, Spain, Greece, Monaco, Portugal and Ireland so that there is patent protection in these countries. We have filed a divisional application based on this European patent with claims directed to a buccal spray composition containing a propellant, a non-polar solvent and an active compound selected from alkaloids and analgesics. With respect to the Canadian application, we filed a request for examination with the Canadian Patent Office on February 7, 2002. We received an Office Action from the Canadian Patent Office dated April 13, 2004, pursuant to which we were requested to elect for prosecution either claims directed to buccal spray compositions or claims to the soft-bite gelatin capsules. We elected to prosecute the claims directed to buccal spray compositions. The Canadian Patent Office granted the application on December 27, 2005 as Canadian Patent No. 2,252,050. The allowed claims are similar to those granted by the European Patent Office.

BUCCAL POLAR SPRAYS. On April 12, 1996, we filed an application with the USPTO with claims directed to propellant free buccal polar spray compositions containing certain amounts of a polar solvent and certain classes of drugs (i.e., non-steroidal anti-inflammatories, anti-histamines, steroid hormones, benzodiazepams, and anti-depressants), as well as specific drugs within those classes. The application also contained claims to soft-bite gelatin capsules containing such drugs. A continuation-in-part, or CIP, application was filed directed to this subject matter before the original application was allowed to go abandoned. The USPTO initially rejected the claims in the CIP application. We deleted the claims from this application (including the soft-bite capsule claims) and replaced them with claims directed to methods of using the above-described propellant free buccal polar spray compositions to administer the drugs. On August 29, 2000, U.S. Patent No. 6,110,486 was issued to us with claims directed to the above-described methods of administering the drugs. This patent expires on April 12, 2016.

On February 21, 1997, we filed an application under the PCT (PCT Application No. WO 97/38662) for the above-described subject matter. The International Preliminary Examination Authority issued an International Preliminary Examination Report alleging that the subject matter of the invention lacked novelty and/or lacked an inventive step. This opinion, with which we disagree, is not dispositive.

With respect to the above PCT application, in October and November 1998, we entered the national phase in Canada and Europe, respectively, with claims directed to the above subject matter. On February 2, 2005, European Patent No. 0 910 339 was granted to us with claims directed to use of polar solvent containing pump sprays containing similar drugs to those in the corresponding issued U.S. patent. This European patent has been validated in the UK, Germany, France, Italy, Belgium, Switzerland/Liechtenstein, Austria, Sweden, Denmark, Finland, Luxembourg, the Netherlands, Spain, Greece, Monaco, Portugal and Ireland so that there is patent protection in these countries. In November 2005, Akzo Nobel N.V. filed an opposition against this patent in the European Patent Office alleging "lack of inventive step" and "insufficient disclosure." We have filed a Response to the Opposition. The Opposition Proceeding is currently pending before the European Patent Office. We have also filed a divisional application based on this European patent with claims directed to a buccal spray composition containing a propellant, a non-polar solvent and an active compound selected from alkaloids and analgesics. With respect to the Canadian application, we filed a request for examination with the Canadian Patent Office on February 7, 2002. We received an Office Action from the Canadian Patent Office dated April 13, 2004, pursuant to which we were requested to elect for prosecution either claims directed to buccal spray compositions or claims to the soft-bite gelatin capsules. We elected to prosecute the claims directed to buccal spray compositions. On February 10, 2006, the Canadian Patent Office issued a Notice of Allowance for this application.

BUCCAL NONPOLAR SPRAY FOR NITROGLYCERIN. On April 12, 1996, we filed an application with the USPTO with claims directed to a buccal spray containing certain amounts of nitroglycerin, a non-polar solvent, and a propellant. The claims were allowed and on February 9, 1999, the USPTO issued U.S. Patent No. 5,869,082 to us for said nitroglycerin buccal spray. This patent expires on April 12, 2016.

On February 21, 1997, we filed a PCT application (PCT Application No. WO 97/38687) directed to the above-described subject matter. The International Preliminary Examination Authority issued an International Preliminary Examination Report alleging that the subject matter of the invention lacks an inventive step. This opinion, with which we disagree, is not dispositive. Nevertheless, Greek Patent, GRO904055 was issued on March 18, 2004, for our nitroglycerin buccal, non-polar spray or capsule.

In October 1998, we entered the national phase in Canada. We filed a request for examination on February 7, 2002. The Canadian Patent Office issued a second office action to us dated July 11, 2005. We responded to the office action on January 11, 2006 and await further communication from the Canadian Patent Office.

In November 1998, we entered the national phase in Europe. European Patent No. 0 927 032 was granted to us on April 16, 2003, with claims directed to a buccal spray containing certain amounts of nitroglycerin, a non-polar solvent and a propellant. This European patent has been validated in the UK, Germany, France, Italy, Belgium, Switzerland/Liechtenstein, Austria, Sweden, Denmark, Finland, Luxembourg, the Netherlands, Spain, Greece, Monaco, Portugal and Ireland so that there is patent protection in these countries.

BUCCAL POLAR/NONPOLAR SPRAYS OR CAPSULES. On October 1, 1997, we filed a PCT application (PCT Application No. WO 99/16417) designating a large number of countries including the U.S., directed to the buccal sprays and soft-bite capsules. The application included claims directed to: (A) a buccal spray composition containing either (1) a polar solvent with certain classes of drugs, as well as specific drugs in those classes with or without a propellant or (2) a non-polar solvent with or without a propellant with certain classes of drugs, as well as specific drugs in those classes; (B) buccal spray composition containing a non-polar solvent, a flavoring agent and certain classes of drugs; and (C) methods of administering these drugs using the buccal spray compositions. The application also contained claims to soft-bite gelatin capsules containing such drugs. This application differs from the first three applications, discussed above, in that the claimed compositions include different classes of drugs from those described in the first three applications. The International Preliminary Examination Authority issued an International Preliminary Examination Report alleging that the subject matter of the invention lacked novelty and/or lacked an inventive step. This opinion, with which we disagree, is not dispositive.

On March 29, 2000, we entered the national phase in the U.S. by filing a CIP of the above-identified PCT application with the USPTO. The CIP application included claims directed to propellant free buccal spray compositions containing certain amounts of polar or non-polar solvents, and certain classes of drugs, as well as specific drugs in those classes; buccal spray compositions containing certain amounts of a propellant, a polar or non-polar solvent and certain classes of drugs, as well as specific drugs in those classes; and methods of administering said drugs using these types of buccal spray compositions. The application is currently being prosecuted with claims directed to the propellant free buccal spray compositions and methods of administering said drugs using these types of buccal spray compositions. Subsequently, we filed two divisional applications claiming priority to the CIP. The first divisional application is currently being prosecuted with claims directed to the buccal spray compositions containing certain amounts of a propellant, a polar or non-polar solvent and certain classes of drugs, as well as specific drugs in those classes and methods of administering said drugs using these types of buccal spray compositions. The second divisional application was issued to us as U.S. Patent No. 6,676,931. This patent expires on October 1, 2017. The claims of this patent are directed to a propellant free pump spray composition containing certain amounts of a polar solvent, certain amounts of a flavoring agent and certain amounts of cyclosporin or ondansetron hydrochloride. Another application has been filed directed to the additional classes of drugs and specific drugs that were not included in the claims of U.S. Patent No. 6,676,931.

Based on the above-identified PCT application, we entered the national phase in Canada on March 29, 2000. We filed a request for examination in Canada on August 29, 2002. An office action has been received from the Canadian Patent Office and we have responded to that office action. Based on the above-identified PCT application, we also entered the national phase in Japan on April 3, 2000. We filed a request for examination of this Japanese application on September 30, 2004.

Based on the above-identified PCT application, we also entered the national phase in Europe in April 2000. The European application includes claims directed to propellant free buccal spray compositions containing certain amounts of a polar solvent and certain classes of drugs, as well as specific drugs in those classes and the use thereof to prepare a medicament for use as a buccal spray for transmucosal administration. We have filed three applications related to this application in Europe. The first application included claims directed to buccal spray compositions containing certain amounts of a non-polar solvent, a propellant and certain classes of drugs as well as specific drugs in those classes and the use thereof to prepare a medicament for use as a buccal spray for transmucosal administration. The second application included claims directed to propellant free buccal spray compositions containing certain amounts of a non-polar solvent and certain classes of drugs, as well as specific drugs in those classes. The third application included claims directed to a buccal spray composition containing certain amounts of a polar solvent, a propellant and certain classes of drugs, as well as specific drugs in those classes. Each of the above-identified European applications is currently being prosecuted.

Furthermore, in August 2002, we filed a number of U.S. patent applications directed to buccal spray compositions containing certain classes of drugs as well as specific drugs for treating particular types of disorders. In August 2003, we filed PCT applications related to these U.S. applications. We have subsequently filed corresponding applications in Europe, Japan and Canada for the subject matter for a majority of these CIP applications.

STABLE HYDROALCOHOLIC ORAL SPRAY FORMULATIONS AND METHODS. On April 19, 2007, we filed an application with the USPTO with claims directed to hydroalcoholic spray compositions and methods. The application was published on October 25, 2007, and is currently pending. Substantive examination of the application by the USPTO has not yet begun. On April 19, 2007 we also filed a corresponding PCT application

ANTI-MIGRAINE ORAL SPRAY FORMULATIONS AND METHODS. On July 27, 2007 we filed an application with the USPTO with claims directed to compositions comprising a selective 5-hydroxytryptamine receptor subtype agonist and methods of treatment. The application was published on February 7, 2008, and is currently pending. Substantive examination of the application by the USPTO has not yet begun. On July 27, 2007 we also filed a corresponding PCT application.

ANTIHISTAMINE SYRUP AND OINTMENT. On November 10, 1997, we filed an application with the USPTO with claims directed to a spray composition for topical administration containing an antihistamine and a polar solvent or an antihistamine, a non-polar solvent and a propellant. In October 1998, the PTO rejected the claims. The claims were deleted and replaced with a claim directed to a method of controlling the occurrence of delayed contact dermatitis by applying a lotion composition containing certain amounts of certain antihistamines in certain amounts of a polar or non-polar solvent. On May 21, 2002, U.S. Patent No. 6,391,282 was issued to us for the above-described method. This patent expires on November 10, 2017.

GENERAL COMMENT WITH RESPECT TO ENTERING THE NATIONAL PHASE FOR EACH OF THE FOREGOING PCT APPLICATIONS. In addition to our patents and patent applications in the U.S., we are interested in entering the national phase and obtaining patent protection in Europe and Canada. At the present time, it is not possible to accurately predict the expenses involved in pursuing the foregoing applications in Canada and Europe. For example, we anticipate that, in the case of the European applications, it may become necessary to file appeals with the Board of Appeals in Munich. Expenses may exceed $100,000 (in the aggregate) before a final disposition is obtained. We expect that this process may take between two and four years.

EMPLOYEES

As of March 19, 2008, we had 14 total employees, all of whom were full-time employees.

The names and ages of our Directors and Executive Officers as of the date of filing this Annual Report are set out below. All Directors are elected annually, to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified. Executive Officers are elected annually by the Board of Directors and serve at the Board of Directors' pleasure. The Board of Directors has determined that the following individuals are the Executive Officers of the Company: Mr. Ratoff, Dr. Bergstrom, Mr. Spicer and Dr. Zodda.

NAME	AGE	POSITION WITH THE COMPANY
Mark J. Baric	49	Director
Thomas E. Bonney	43	Director
William F. Hamilton, Ph.D.	68	Director
J. Jay Lobell	45	Director
Charles Nemeroff, M.D., Ph.D.	58	Director
Steven B. Ratoff	65	Chairman of the Board of Directors, Interim President and Chief Executive Officer
David H. Bergstrom, Ph.D.	53	Senior Vice President and Chief Operating Officer
Michael E. Spicer	54	Chief Financial Officer and Corporate Secretary
Deni M. Zodda, Ph.D.	54	Senior Vice President and Chief Business Officer

Mark J. Baric, Director, 49. Mr. Baric was elected to the Board in February 2007. Since 2005, Mr. Baric has been the President and co-founder of CeNeRx BioPharma, Inc., a privately-held development company with a therapeutic focus on diseases of the central nervous system. In 2001 he co-founded and served, until 2005, as Chief Executive Officer and Chairman of 2ThumbZ Entertainment Inc., a privately-held company which develops and markets entertainment applications for users of handheld wireless devices and networks. From 1996 to 2001, Mr. Baric was Chairman and Chief Executive Officer of Virtus Entertainment Corporation, an emerging company in the fast-growing interactive entertainment industry. From 1990 to 1996, Mr. Baric held various leadership positions, including Chief Operating Officer and Chief Financial and Administrative Officer of Seer Technologies Inc. (now known as Cicero, Inc.), a provider of business integration software. Prior to 1990, Mr. Baric held various leadership positions at several firms, including CS First Boston and Coopers and Lybrand. Mr. Baric serves on the boards of CeNeRx BioPharma, Inc., 2ThumbZ Entertainment Inc. and Concert Technologies, a privately-held company focused on rich media technology and licensing. Mr. Baric received an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S. from Clarion University. He is a member of our Audit Committee and a member of our Compensation Committee.

Thomas E. Bonney, CPA, Director, 43. Mr. Bonney was elected to the Board in March 2005. From 2002 to the present, Mr. Bonney has been Managing Director of CMF Associates, LLC, a financial and management consulting firm. Since December 2006, Mr. Bonney has been a General Partner in West Place LLC, and West Place Restaurant Group, LLC, privately-held companies that invest in and manage hotels and real estate. Since June 2005, Mr. Bonney has been a Director of Leblon Holdings LLC, a privately-held beverage supplier and from June 2005 through July 2007 was the Chief Financial Officer of Leblon Holdings, LLC. From 2001 to 2002, he was Chief Financial Officer of Akcelerant Holdings, Inc., a technology holding company. From 1995 to 2001, Mr. Bonney was President and a Director of Polaris Consulting & Information Technologies, a technology solutions provider. Mr. Bonney was at Deloitte & Touché from 1987 to 1995 in various positions including Senior Manager. Mr. Bonney received his B.S. in Accounting at the Pennsylvania State University and is a member of the Pennsylvania Institute of Certified Public Accountants. He is a member and chair of our Audit Committee and a member of our Corporate Governance and Nominating Committee.

William F. Hamilton, Ph.D., Director, 68. Dr. Hamilton was elected to the Board in March 2003. In January 2006, Dr. Hamilton was appointed Lead Independent Director. Dr. Hamilton has served on the University of Pennsylvania faculty since 1967, and is the Landau Professor of Management and Technology, and Director of the Jerome Fisher Program in Management and Technology at The Wharton School and the School of Engineering and Applied Science. He serves as a director of Neose Technologies, Inc., a publicly-traded company developing proprietary drugs. Dr. Hamilton is also a director of Yaupon Therapeutics, Inc., a privately-held specialty pharmaceutical company that develops small molecule pharmaceuticals licensed from under-served academic laboratories, Avid Radiopharmaceuticals, Inc., a privately-held clinical-stage product-focused molecular imaging company and Neuro Diagnostic Devices, a privately-held development-stage medical device company. Dr. Hamilton received his B.S. and M.S. in chemical engineering and his M.B.A. from the University of Pennsylvania, and his Ph.D. in applied economics from the London School of Economics. Dr. Hamilton is a member of our Audit Committee and a member and chair of our Corporate Governance and Nominating Committee.

J. Jay Lobell, Director, 45. Mr. Lobell was elected to the Board in December 2005. Mr. Lobell has served as Chief Executive Officer, Secretary and a member of the Board of Directors of Paramount Acquisition Corp. since October 2005. Mr. Lobell has served as President and Chief Operating Officer of Paramount BioCapital Asset Management, Inc. and Paramount Biosciences, LLC since January 2005, and is a registered representative of Paramount BioCapital, Inc. Mr. Lobell also serves as President and Secretary of Sitka Sciences, Inc. and Norton Sound Acquisition Corp. which are affiliates of Paramount BioCapital, Inc. From 1996 until January 2005, Mr. Lobell was a partner at Covington & Burling, a law firm. Mr. Lobell received his B.A. from Queens College and his J.D. from Yale Law School. Mr. Lobell is a director of Innovive Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company, and Chem Rx Corporation, a publicly-traded long-term care pharmacy, as well as several private biotechnology companies. Mr. Lobell is a member and chair of our Compensation Committee.

Charles Nemeroff, M.D., Ph.D., Director, 58. Dr. Nemeroff was elected to the Board in September 2003. Dr. Nemeroff has been the Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences at Emory University School of Medicine in Atlanta, Georgia, since 1991. Dr. Nemeroff serves on the Scientific Advisory Board of numerous publicly-traded pharmaceutical companies, including Astra-Zeneca Pharmaceuticals, Forest Laboratories, Janssen and Quintiles. In 2002, he was elected to the Institute of Medicine of the National Academy of Sciences. Dr. Nemeroff received his B.S. from the City College of New York, his M.S. from Northeastern University, his Ph.D. and post doctorate training from the University of North Carolina and his M.D. from the University of North Carolina. Dr. Nemeroff is chair of our Scientific Advisory Board. He is also a member of our Compensation Committee and is a member of our Corporate Governance and Nominating Committee.

Steven B. Ratoff, Chairman of the Board, Interim President and Chief Executive Officer, 65. Mr. Ratoff was elected to the Board in January 2006 and was elected Chairman of the Board on September 15, 2006. He was appointed as Interim President and Chief Executive Officer of NovaDel on July 23, 2007. Mr. Ratoff is a private investor and since December 2004 has served as a venture partner with ProQuest Investments, a health care venture capital firm. Mr. Ratoff has been a director, since May 2005, and was Chairman of the Board, from September 2005 to October 2006, of Torrey Pines Therapeutics Inc. (formerly Axonyx Inc.), a NASDAQ development stage pharmaceutical company. Mr. Ratoff served as a director of Inkine Pharmaceuticals, Inc. from February 1998 to its sale to Salix, Inc. in September 2005. He also served as a board member since March 1995 and as Chairman of the Board and Interim Chief Executive Officer of CIMA Labs, Inc. from May 2003 to its sale to Cephalon, Inc. in August 2004. Mr. Ratoff also served as a director, since 1998 and as President and Chief Executive Officer of MacroMed, Inc. from February to December, 2001. From December 1994 to February 2001, Mr. Ratoff served as Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, a publicly-traded diversified manufacturer of consumer products. Mr. Ratoff received his B.S. in Business Administration from Boston University and an M.B.A. with Distinction from the University of Michigan.

David H. Bergstrom, Ph.D., Senior Vice President and Chief Operating Officer, 53. Dr. Bergstrom joined NovaDel in December 2006 as Senior Vice President and Chief Operating Officer. From 1999 to November 2006, Dr. Bergstrom served in several capacities at Cardinal Health, Inc., including Vice President, Research & Development and Senior Vice President and General Manager. From 1998 to 1999, Dr. Bergstrom was Vice President of Pharmaceutical & Chemical Development at Guilford Pharmaceuticals Inc. Dr. Bergstrom was employed by Hoechst Marion Roussel, Inc. as the Director of Pharmaceutical and Analytical Sciences from 1996 to 1998. Dr. Bergstrom served as Director of Pharmaceutical and Analytical Development for the predecessor company, Hoechst-Roussel Pharmaceuticals Inc., from 1991 to 1996, and Group Manager, Formulations, Pharmaceutical Research from 1990 to 1991. Prior thereto, Dr. Bergstrom held various positions at Ciba-Geigy Corporation. Dr. Bergstrom received his Ph.D. in Pharmaceutics at the University of Utah in 1985. In addition, he received his M.S. in Pharmaceutical Chemistry at the University of Michigan in 1982 and his B.S. degree in Pharmacy in 1978 at Ferris State University.

Michael E. Spicer, CPA, Chief Financial Officer and Corporate Secretary, 54. Mr. Spicer joined NovaDel as Chief Financial Officer in December 2004 and was named Corporate Secretary in April 2006. From December 2001 to December 2004, Mr. Spicer was Chief Financial Officer of Orchid Biosciences, Inc. (now known as Orchid Cellmark Inc.). From September 1998 to December 2001, Mr. Spicer served as Vice President, Chief Financial Officer of Lifecodes Corporation until it was acquired by Orchid. Mr. Spicer is a Certified Public Accountant and holds an undergraduate degree in Accounting from the University of Virginia and an M.B.A. from Harvard Business School.

Deni M. Zodda, Ph.D., Senior Vice President and Chief Business Officer, 54. Dr. Zodda joined NovaDel in February 2007 as Senior Vice President and Chief Business Officer. From May 2006 to February 2007, Dr. Zodda was Principal of Medignostica, LLC, a consulting firm he owns which provided business development services to various clients and was acting Chief Executive Officer of StemCapture, Inc., a privately-held stem cell research company. From 2000 to May 2006, Dr. Zodda served in varying capacities, including Senior Vice President, Business Development and Principal Financial Officer of Discovery Laboratories, Inc. From 1998 to 2000, Dr. Zodda served as Managing Director of the Life Sciences Practice at KPMG. During the course of his career, Dr. Zodda also held senior management positions in business development, marketing and commercial operations at Cephalon, Inc., Wyeth, Baxter International Inc. and SmithKline Beckman, Inc. Dr. Zodda received his M.B.A. in Marketing and Finance from the University of Santa Clara in 1986, his Ph.D. in Biology from the University of Notre Dame in 1980 and his B.S. in Biology from Villanova University in 1975.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission. You may read and copy any document we file with the Commission at the Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public from the Commission's Website at "http://www.sec.gov." We make available free of charge our annual, quarterly and current reports, proxy statements and other information upon request. To request such materials, please send an e-mail to mspicer@novadel.com or contact Michael Spicer, our Chief Financial Officer at 25 Minneakoning Road, Flemington, New Jersey, 08822 or at 908-782-3431, ext. 2550.

We maintain a website at "http://www.novadel.com" (this is not a hyperlink; you must visit this website through an Internet browser). Our website and the information contained therein or connected thereto are not incorporated into this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this report. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below, elsewhere in this report, and in any documents incorporated in this report by reference.

RISKS RELATED TO OUR BUSINESS

OUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our audited financial statements for the year ended December 31, 2007, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and have a history of losses. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in the Company.

WE WILL REQUIRE SIGNIFICANT CAPITAL FOR PRODUCT DEVELOPMENT AND COMMERCIALIZATION IN THE NEAR TERM.

The research, development, testing and approval of our product candidates involve significant expenditures, and, accordingly, we require significant capital to fund such expenditures. Due to our small revenue base, low level of working capital and, until recently, our relative inability to increase the number of development agreements with pharmaceutical companies, we have been unable to pursue aggressively our product development strategy. Until and unless our operations generate significant revenues and cash flow, we will attempt to continue to fund operations from cash on hand and through the sources of capital described below. Our long-term liquidity is contingent upon achieving sales and positive cash flows from operating activities, and/or obtaining additional financing. The most likely sources of financing include private placements of our equity or debt securities or bridge loans to us from third-party lenders, license payments from current and future partners, and royalty payments from sales of approved product candidates by partners. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs, or on terms favorable to us. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, we require capital to sustain our existing organization until such time as clinical activities can be resumed. Given the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through the middle of the second quarter, 2008. Funding for the Company's future development activities could be secured through new strategic partnerships and/or the sale of our common stock or other securities. There can be no assurance that such capital will be available to us in a timely manner or on favorable terms, if at all. There are a number of risks and uncertainties related to our attempt to complete a financing or strategic partnering arrangement that are outside our control. We may not be able to obtain additional financing on terms acceptable to us, or at all. If we are unsuccessful at obtaining additional financing as needed, we may be required to significantly curtail or cease operations. We will need additional financing thereafter until we achieve profitability, if ever.

WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS UNTIL WE ARE ABLE TO GENERATE A PROFIT.

Our operations to date have required significant cash expenditures. Our future capital requirements will depend on the results of our research and development activities, and preclinical studies.

Although we have significantly reduced clinical development activities on our product candidate pipeline since the fourth quarter 2007, we do not expect that our revenue and/or cash will cover our expenses during the next twelve months. As a result, we will need to obtain more funding in the future through collaborations or other arrangements with research institutions and corporate partners or public and private offerings of our securities, including debt or equity financing. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. Future collaborations or similar arrangements may require us to license valuable intellectual property to, or to share substantial economic benefits with, our collaborators. If we raise additional capital by issuing additional equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline. Any debt financing may result in restrictions on our spending.

If we are unable to raise additional funds, we will need to do one or more of the following:

- further delay, scale-back or eliminate some or all of our research and product development programs;
- license third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;
- attempt to sell our company;
- cease operations; or
- declare bankruptcy.

We will continue to maintain current levels of spending over the upcoming fiscal year, given the uncertainties inherent in our business and our current liquidity position. We believe that at the current rate of spending, we should have sufficient cash funds to maintain our present operations through the middle of the second quarter 2008.

WE ARE A PRE-COMMERCIALIZATION COMPANY, HAVE A LIMITED OPERATING HISTORY AND HAVE NOT GENERATED ANY REVENUES FROM THE SALE OF PRODUCTS TO DATE.

We are a pre-commercialization specialty pharmaceutical company developing oral spray formulations of a broad range of marketed treatments. There are many uncertainties and complexities with respect to such companies. We have not generated any revenue from the commercial sale of our proposed products and do not expect to receive such revenue in the near future. We have no material licensing or royalty revenue or products ready for sale or licensing in the marketplace. This limited history may not be adequate to enable one to fully assess our ability to develop our technologies and proposed products, obtain U.S. Food and Drug Administration, or FDA, approval and achieve market acceptance of our proposed products and respond to competition. The filing of a New Drug Application, or NDA, with the FDA is an important step in the approval process in the U.S. Acceptance for filing by the FDA does not mean that the NDA has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted. On November 3, 2006, we announced that we received an approval letter from the FDA regarding our NDA for NitroMist™. Previously, this product was partnered with Par Pharmaceutical, or Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. On January 23, 2008, we announced that our NDA filing for ZolpiMist™, our zolpidem oral spray, was accepted by the FDA. Based on this acceptance, we would anticipate a final response from the FDA during the second half of 2008. We are currently investigating strategic partners for both NitroMist™ and ZolpiMist™. We cannot be certain as to when to anticipate commercializing and marketing any of our product candidates in development, if at all, and do not expect to generate sufficient revenues from proposed product sales to cover our expenses or achieve profitability in the near future. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

We had an accumulated deficit as of December 31, 2007 of approximately $65.2 million. We incurred losses in each of our last ten fiscal years, including net losses of approximately $17.0 million for the year ended December 31, 2007, $3.8 million for the five months ended December 31, 2006, $10.1 million for the fiscal year ended July 31, 2006 and $9.5 million for the fiscal year ended July 31, 2005. Additionally, we have reported negative cash flows from operations of approximately $15.2 million for the year ended December 31, 2007, $1.8 million for the five months ended December 31, 2006, $8.9 million for the fiscal year ended July 31, 2006 and $6.3 million for the fiscal year ended July 31, 2005. We anticipate that we will incur substantial operating expenses in connection with continued research and development, clinical trials, testing and approval of our proposed products, and expect these expenses will result in continuing and, perhaps, significant operating losses until such time, if ever, that we are able to achieve adequate product sales levels. Our ability to generate revenue and achieve profitability depends upon our ability, alone or with others, to complete the development of our product candidates, obtain the required regulatory approvals and manufacture, market and sell our product candidates.

OUR ADDITIONAL FINANCING REQUIREMENTS COULD RESULT IN DILUTION TO EXISTING STOCKHOLDERS.

The additional financings we require may be obtained through one or more transactions which effectively dilute the ownership interests of our existing stockholders. Further, we may not be able to secure such additional financing on terms acceptable to us, if at all. We have the authority to issue additional shares of our common stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. We are authorized to issue a total of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock. Such securities may be issued without the approval or other consent of our stockholders.

OUR TECHNOLOGY PLATFORM IS BASED SOLELY ON OUR PROPRIETARY DRUG DELIVERY TECHNOLOGY. OUR ONGOING CLINICAL TRIALS FOR CERTAIN OF OUR PRODUCT CANDIDATES MAY BE DELAYED, OR FAIL, WHICH WILL HARM OUR BUSINESS.

Our strategy is to concentrate our product development activities primarily on pharmaceutical products for which there already are significant prescription sales, where the use of our proprietary, novel drug delivery technology could potentially enhance speed of onset of therapeutic effect, could potentially reduce side effects through a reduction of the amount of active drug substance required to produce a given therapeutic effect and improve patient convenience or compliance. Our most recent new product candidates, tizanidine and ropinirole, are focused on the neurology segment, where we believe that the benefits of our proprietary drug delivery technology may apply to a number of different pharmaceutical products.

On November 3, 2006, we announced that the FDA has approved our NitroMist™ (nitroglycerin lingual aerosol) for acute relief of an attack or acute prophylaxis of angina pectoris due to coronary artery disease. NitroMist™ is our first approval that utilizes our proprietary oral spray technology.

Through July 31, 2007, our ondansetron oral spray product candidate, Zensana™ was licensed to Hana Biosciences, who was overseeing all clinical development and regulatory approval activities for this product in the U.S. and Canada. On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada. In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006. Such NDA was accepted for filing by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar year 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We completed pilot pharmacokinetic studies of certain of our product candidates during late calendar year 2004 and early calendar year 2005. These products are oral spray formulations of ondansetron, sumatriptan, propofol and zolpidem. In addition, in September and October 2006, we completed a pharmacokinetic study of our improved oral spray formulation of sumatriptan and zolpidem, respectively. The goal of these pilot pharmacokinetic studies is to determine whether or not a specific oral spray can achieve therapeutic blood levels of an active ingredient via administration through the oral mucosa. If desired therapeutic blood levels are not achieved, it could result in the need to reformulate the oral spray and/or to terminate work on a specific compound which would have a material adverse effect on our operations.

We have also completed pilot pharmacokinetic studies for two antihistamine oral sprays (loratadine and clemastine), an estradiol oral spray, an alprazolam oral spray and a progesterone oral spray. In addition, we completed phase 2 clinical trials for the clemastine oral spray. However, additional development work on these product candidates has been put on hold.

We have also commenced formulation work on two new product candidates, tizanidine oral spray and ropinirole oral spray.

Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials. Data obtained from tests are susceptible to varying interpretations which may delay, limit or prevent regulatory approval. In addition, companies may be unable to enroll patients quickly enough to meet expectations for completing clinical trials. The timing and completion of current and planned clinical trials of our product candidates depend on, among other factors, the rate at which patients are enrolled, which is a function of many factors, including:

- the number of clinical sites;
- the size of the patient population;
- the proximity of patients to the clinical sites;
- the eligibility criteria for the study;
- the existence of competing clinical trials; and
- the existence of alternative available products.

Delays in patient enrollment in clinical trials may occur, which would likely result in increased costs, program delays or both.

THERE ARE CERTAIN INTERLOCKING RELATIONSHIPS AND POTENTIAL CONFLICTS OF INTEREST.

Lindsay A. Rosenwald, M.D., a significant stockholder, directly and indirectly, of us, is the Chairman and sole shareholder of Paramount. In the regular course of its business and the business of its affiliates, and outside of its arrangement with us, Paramount and/or its affiliates identify, evaluate and pursue investment opportunities in biomedical and pharmaceutical products, technologies and companies. As of March 19, 2008, Dr. Rosenwald beneficially owns approximately 14% of our outstanding common stock (assuming exercise of certain warrants beneficially owned by Dr. Rosenwald). As such, Dr. Rosenwald and Paramount may be deemed to be our affiliates. Dr. Rosenwald has the ability to designate an individual to serve on our Board of Directors, or the Board, and has exercised such ability by designating Mr. J. Jay Lobell to serve on the Board. Although Mr. Lobell is a designee of Dr. Rosenwald's, he does not have any voting or dispositive control over the shares held directly or indirectly by Dr. Rosenwald. On December 14, 2005 based upon the recommendation of the Corporate Governance and Nominating Committee, the Board elected Mr. Lobell as a member of the Board. Pursuant to the listing standards of the American Stock Exchange, or AMEX, Mr. Lobell has been deemed to be an independent director by our Board as of September 15, 2006. Dr. Rosenwald and Paramount may also be deemed to be affiliates of Manhattan Pharmaceuticals, Velcera and Hana Biosciences. In addition, Paramount has assisted us in the placement of shares in connection with various private placements. Refer to Note 6 "Related Party Transactions and License and Development Agreements" of the Financial Statements included in this Annual Report for additional information. Generally, Delaware corporate law requires that any transactions between us and any of our affiliates be on terms that, when taken as a whole, are substantially as favorable to us as those then reasonably obtainable in an arms length transaction from a person who is not an affiliate. Nevertheless, neither Dr. Rosenwald nor Paramount, nor their affiliates, are obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance, and we do not expect and our stockholders should not expect, that any biomedical or pharmaceutical product or technology identified by Dr. Rosenwald or Paramount, or their affiliates, in the future will be made available to us. In addition, certain of our current officers and directors or any officers or directors hereafter appointed by us may from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. Such other companies may have interests in conflict with our interests.

OUR BUSINESS AND REVENUE IS DEPENDENT ON THE SUCCESSFUL DEVELOPMENT OF OUR PRODUCTS.

Revenue received from our product development efforts consists of payments by pharmaceutical companies for research and bioavailability studies, pilot clinical trials and similar milestone-related payments. Our future growth and profitability will be dependent upon our ability to successfully raise additional funds to complete the development of, obtain regulatory approvals for and license out or market our product candidates. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in connection with the establishment of a new business in a highly competitive industry, characterized by frequent new product introductions. We anticipate that we will incur substantial operating expenses in connection with the development, testing and approval of our product candidates and expect these expenses to result in continuing and significant operating losses until such time, if ever, that we are able to achieve adequate levels of sales or license revenues. We may not be able to raise additional financing, increase revenues significantly, or achieve profitable operations. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities. See "Risk Factors - We Will Require Significant Capital For Product Development And Commercialization" and "Our Strategy Includes Entering Into Collaboration Agreements With Third Parties For Certain of our Product Candidates And We May Require Additional Collaboration Agreements. If We Fail To Enter Into These Agreements Or If We Or The Third Parties Do Not Perform Under Such Agreements, It Could Impair Our Ability To Commercialize Our Proposed Products."

SOME OF OUR PRODUCT CANDIDATES ARE IN EARLY STAGES OF CLINICAL DEVELOPMENT AND SOME ARE IN PRECLINICAL TESTING, WHICH MAY AFFECT OUR ABILITY OR THE TIME WE REQUIRE TO OBTAIN NECESSARY REGULATORY APPROVALS.

Some of our product candidates are in early stages of clinical development and some are in preclinical testing. These product candidates are continuously evaluated and assessed and are often subject to changes in formulation and technology. The regulatory requirements governing these types of products may be less well defined or more rigorous than for conventional products. As a result, we may experience delays with our preclinical and clinical testing, and a longer and more expensive regulatory process in connection with obtaining regulatory approvals of these types of product candidates as compared to others in our pipeline at later stages of development. These delays may negatively affect our business and operations.

WE DO NOT HAVE COMMERCIALLY AVAILABLE PRODUCTS.

Our principal efforts are the development of, and obtaining regulatory approvals for, our product candidates. We anticipate that marketing activities for our product candidates, whether by us or one or more of our licensees, if any, will not begin until the second half of calendar 2008 at the earliest. On November 3, 2006, we announced that we received an approval letter from the FDA regarding our NDA for NitroMist™. Previously, this product was partnered with Par Pharmaceutical, or Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. On January 23, 2008, we announced that our NDA filing for ZolpiMist™, our zolpidem oral spray, was accepted by the FDA. Based on this acceptance, we would anticipate a final response from the FDA during the second half of 2008. We are currently investigating strategic partners for both NitroMist™ and ZolpiMist™. Accordingly, it is not anticipated that we will generate any revenues from royalties or sales of our product candidates until regulatory approvals are obtained, if ever, and marketing activities begin. Any one or more of our product candidates may not prove to be commercially viable, or if viable, may not reach the marketplace on a basis consistent with our desired timetables. The failure or the delay of any one or more of our proposed product candidates to achieve commercial viability would have a material adverse effect on us. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. We have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

WE HAVE NOT COMPLETED PRODUCT DEVELOPMENT.

We have not completed the development of our product candidates and we will be required to devote considerable effort and expenditures to complete such development. In addition to obtaining adequate financing, satisfactory completion of development, testing, government approval and sufficient production levels of such product candidates must be obtained before the product candidates will become available for commercial sale. On November 3, 2006, we announced that we received an approval letter from the FDA regarding our NDA for NitroMist™. Previously, this product was partnered with Par Pharmaceutical, or Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. On January 23, 2008, we announced that our NDA filing for ZolpiMist™, our zolpidem oral spray, was accepted by the FDA. Based on this acceptance, we would anticipate a final response from the FDA during the second half of 2008. We are currently investigating strategic partners for both NitroMist™ and ZolpiMist™. Other potential products remain in the conceptual or very early development stage and remain subject to all the risks inherent in the development of pharmaceutical products, including unanticipated development problems and possible lack of funds to undertake or continue development. These factors could result in abandonment or substantial change in the development of a specific formulated product. We may not be able to successfully develop any one or more of our product candidates or develop such product candidates on a timely basis. Further, such product candidates may not be commercially accepted if developed. The inability to successfully complete development, or a determination by us, for financial or other reasons, not to undertake to complete development of any product candidates, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on our business and operations. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

WE DO NOT HAVE DIRECT CONSUMER MARKETING EXPERIENCE.

We have no experience in marketing or distribution at the consumer level of our product candidates. Moreover, we do not have the financial or other resources to undertake extensive marketing and advertising activities. Accordingly, we intend generally to rely on marketing arrangements, including possible joint ventures or license or distribution arrangements with third-parties. Except for our agreements with Par, Manhattan Pharmaceuticals, Velcera and Hana Biosciences, we have not entered into any significant agreements or arrangements with respect to the marketing of our product candidates. We may not be able to enter into any such agreements or similar arrangements in the future and we may not be able to successfully market our products. If we fail to enter into these agreements or if we or the third parties do not perform under such agreements, it could impair our ability to commercialize our products.

We have stated our intention to possibly market our own products in the future, although we have no such experience to date. Substantial investment will be required in order to build infrastructure and provide resources in support of marketing our own products, particularly the establishment of a marketing force. If we do not develop a marketing force of our own, then we will depend on arrangements with corporate partners or other entities for the marketing and sale of our remaining products. The establishment of our own marketing force, or a strategy to rely on third party marketing arrangements, could adversely affect our profit margins.

WE MUST COMPLY WITH GOOD MANUFACTURING PRACTICES.

The manufacture of our pharmaceutical products under development will be subject to current Good Manufacturing Practices, or cGMP, prescribed by the FDA, pre-approval inspections by the FDA or comparable foreign authorities, or both, before commercial manufacture of any such products and periodic cGMP compliance inspections thereafter by the FDA. We, or any of our third party manufacturers, may not be able to comply with cGMP or satisfy pre- or post-approval inspections by the FDA or comparable foreign authorities in connection with the manufacture of our product candidates. Failure or delay by us or any such manufacturer to comply with cGMP or satisfy pre- or post-approval inspections would have a material adverse effect on our business and operations.

WE ARE DEPENDENT ON OUR SUPPLIERS.

We believe that the active ingredients used in the manufacture of our product candidates are presently available from numerous suppliers located in the U.S., Europe, India and Japan. We believe that certain raw materials, including inactive ingredients, are available from a limited number of suppliers and that certain packaging materials intended for use in connection with our spray products currently are available only from sole source suppliers. Although we do not believe we will encounter difficulties in obtaining the inactive ingredients or packaging materials necessary for the manufacture of our product candidates, we may not be able to enter into satisfactory agreements or arrangements for the purchase of commercial quantities of such materials. We have a written supply agreement with Dynamit Nobel for certain raw materials for our nitroglycerin lingual spray and a written supply agreement in place with INyX USA, Ltd., which intends to manufacture our nitroglycerin lingual spray in its Manatee, Puerto Rico facility. On July 3, 2007, INyX, our manufacturer for our NitroMist™ product candidate, announced it filed for protection under the Chapter 11 bankruptcy laws. The Company is taking all necessary steps to ensure that any limited assets of NovaDel at the manufacturer's facility are protected.

In February 2008, we entered into a Master Services Agreement with Rechon Life Sciences (Malmo, Sweden), whereby Rechon will provide services related to the manufacturing development and the manufacture of clinical supplies for our products. Rechon provides these services on a fee-for-service basis.

With respect to other suppliers, we operate primarily on a purchase order basis beyond which there is no contract memorializing our purchasing arrangements. The inability to enter into agreements or otherwise arrange for adequate or timely supplies of principal raw materials and the possible inability to secure alternative sources of raw material supplies, or the failure of Dynamit Nobel, INyX USA, Ltd., or Rechon Life Sciences to comply with their supply obligations to us, could have a material adverse effect on our ability to arrange for the manufacture of formulated products. In addition, development and regulatory approval of our products are dependent upon our ability to procure active ingredients and certain packaging materials from FDA-approved sources. Since the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of a supplemental application to use a new supplier would be required if active ingredients or such packaging materials were no longer available from the originally specified supplier, which may result in manufacturing delays. If we do not maintain important manufacturing relationships, we may fail to find a replacement manufacturer or to develop our own manufacturing capabilities. If we cannot do so, it could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete any profit margins. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and, there could be a substantial delay before a new facility could be qualified and registered with the FDA and foreign regulatory authorities.

FAILURE TO ACHIEVE AND MAINTAIN EFFECTIVE INTERNAL CONTROLS IN ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATING RESULTS. IN ADDITION, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR STOCK PRICE.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be harmed.

We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and reports by our independent registered public accounting firm addressing these assessments and our internal controls. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act of 2002 for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our common stock.

COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE MAY RESULT IN ADDITIONAL EXPENSES.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission, or SEC, and American Stock Exchange, or AMEX rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our recent efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent registered public accounting firm's audit of that assessment requires the commitment of significant financial and managerial resources. In addition, it has become more difficult and more expensive for us to obtain director and officer liability insurance. We expect these efforts to require the continued commitment of significant resources. Further, our Board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

WE FACE INTENSE COMPETITION.

The markets which we intend to enter are characterized by intense competition. We, or our licensees, may be competing against established, larger and/or better capitalized pharmaceutical companies with currently marketed products which are equivalent or functionally similar to those we intend to market. Prices of drug products are significantly affected by competitive factors and tend to decline as competition increases. In addition, numerous companies are developing or may, in the future, engage in the development of products competitive with our product candidates. We expect that technological developments will occur at a rapid rate and that competition is likely to intensify as enhanced dosage from technologies gain greater acceptance. Additionally, the markets for formulated products which we have targeted for development are intensely competitive, involving numerous competitors and products. Most of our prospective competitors possess substantially greater financial, technical and other resources than we do. Moreover, many of these companies possess greater marketing capabilities than we do, including the resources necessary to enable them to implement extensive advertising campaigns. We may not be able to compete successfully with such competitors.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA or comparable foreign approval or commercializing products before us. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities who may successfully develop and commercialize products that are more effective or less expensive than ours. Our competitors may be more successful in receiving third party reimbursements from government agencies and others for their commercialized products which are similar to our products. If we cannot receive third party reimbursement for our products, we may not be able to commercialize our products. These are areas in which, as yet, we have limited or no experience. In addition, developments by our competitors may render our product candidates obsolete or noncompetitive.

We are aware of several companies that are selling or developing oral spray products. Sciele Pharma Inc. (formerly First Horizon Pharmaceutical Corporation), headquartered in Alpharetta, Georgia, currently markets Nitrolingual® Pumpspray, a nitroglycerin oral spray which is an "air" propelled dispensing system (our nitroglycerin lingual spray is a "propellant" based dispensing system). Generex Biotechnology Corporation, based in Toronto, Canada, is developing an insulin formulation that is delivered directly into the mouth via its RapidMist™ device. This product was approved in Ecuador, certain Middle Eastern countries, and India. They also state that they have begun research on four specific target molecules for their RapidMist™ delivery system: morphine, fentanyl, heparin and flu vaccine. Generex Biotechnology Corporation is listed as the assignee on 15 U.S. patents. RapidMist™ is a pending trademark of Generex Biotechnology Corporation. There are several other companies that we are aware of that develop and/or market oral spray products containing vitamins and homeopathic ingredients. GW Pharmaceuticals plc, based in the UK, has developed a cannabinoid lingual spray called Sativex®. Sativex® was approved by Health Canada in April 2005 for the relief of neuropathic pain in Multiple Sclerosis, or MS, and was launched in Canada in June 2005 by Bayer HealthCare, who will exclusively market Sativex® in Canada. Sosei Co. Ltd. is conducting Phase III clinical studies for its Fentanyl sublingual spray (AD923), an opioid analgesic for the treatment of cancer breakthrough pain. Insys Therapeutics Inc. is developing a Fentanyl sublingual spray for breakthrough cancer pain in opioid-tolerant patients.

We also face, and will continue to face, competition from colleges, universities, governmental agencies and other public and private research organizations. These competitors are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. Some of these technologies may compete directly with the technologies that we are developing. These institutions will also compete with us in recruiting highly qualified scientific personnel. We expect that developments in the areas in which we are active may occur at a rapid rate and that competition will intensify as advances in this field are made. As a result, we need to continue to devote substantial resources and efforts to research and development activities.

LIMITED PRODUCT LIABILITY INSURANCE COVERAGE MAY AFFECT OUR BUSINESS.

We may be exposed to potential product liability claims by end-users of our products. Although we obtain product liability insurance per contractual obligations, before the commercialization of any of our product candidates, we cannot guarantee such insurance will be sufficient to cover all possible liabilities to which we may be exposed. Any product liability claim, even one that was not in excess of our insurance coverage or one that is meritless and/or unsuccessful, could adversely affect our cash available for other purposes, such as research and development. In addition, the existence of a product liability claim could affect the market price of our common stock. In addition, certain food and drug retailers require minimum product liability insurance coverage as a condition precedent to purchasing or accepting products for retail distribution. Product liability insurance coverage includes various deductibles, limitations and exclusions from coverage, and in any event might not fully cover any potential claims. Failure to satisfy such insurance requirements could impede the ability of us or our distributors to achieve broad retail distribution of our product candidates, which could have a material adverse effect on us.

EXTENSIVE GOVERNMENT REGULATION MAY AFFECT OUR BUSINESS.

The development, manufacture and commercialization of pharmaceutical products is generally subject to extensive regulation by various federal and state governmental entities. The FDA, which is the principal U.S. regulatory authority over pharmaceutical products, has the power to seize adulterated or misbranded products and unapproved new drugs, to request their recall from the market, to enjoin further manufacture or sale, to publicize certain facts concerning a product and to initiate criminal proceedings. As a result of federal statutes and FDA regulations pursuant to which new pharmaceuticals are required to undergo extensive and rigorous testing, obtaining pre-market regulatory approval requires extensive time and expenditures. Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, as amended (21 U.S.C. 301 et. seq.), a new drug may not be commercialized or otherwise distributed in the U.S. without the prior approval of the FDA or pursuant to an applicable exemption from the FFDCA. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit an NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product's safety and efficacy. Prior to submission of the NDA, it is necessary to submit an Investigational New Drug, or IND, to obtain permission to begin clinical testing of the new drug. Such clinical trials are required to meet good clinical practices under the FFDCA. Given that our current product candidates are based on a new technology for formulation and delivery of active pharmaceutical ingredients that have been previously approved and that have been shown to be safe and effective in previous clinical trials, we believe that we will be eligible to submit what is known as a 505(b)(2). We estimate that the development of new formulations of pharmaceutical products, including formulation, testing and NDA submission, generally takes two to three years under the 505(b)(2) NDA process. Our determinations may prove to be inaccurate or pre-marketing approval relating to our proposed products may not be obtained on a timely basis, if at all. The failure by us to obtain necessary regulatory approvals, whether on a timely basis or at all, would have a material adverse effect on our business. The filing of an NDA with the FDA is an important step in the approval process in the U.S. Acceptance for filing by the FDA does not mean that the NDA has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted.

THE CLINICAL TRIAL AND REGULATORY APPROVAL PROCESS FOR OUR PRODUCTS IS EXPENSIVE AND TIME CONSUMING, AND THE OUTCOME IS UNCERTAIN.

In order to sell our proposed products, we must receive separate regulatory approvals for each product. The FDA and comparable agencies in foreign countries extensively and rigorously regulate the testing, manufacture, distribution, advertising, pricing and marketing of drug products like our products. This approval process for an NDA includes preclinical studies and clinical trials of each pharmaceutical compound to establish its safety and effectiveness and confirmation by the FDA and comparable agencies in foreign countries that the manufacturer maintains good laboratory and manufacturing practices during testing and manufacturing. Clinical trials generally take two to five years or more to complete. Even if favorable testing data is generated by clinical trials of drug products, the FDA may not accept an NDA submitted by a pharmaceutical or biotechnology company for such drug product for filing, or if accepted for filing, may not approve such NDA.

The approval process is lengthy, expensive and uncertain. It is also possible that the FDA or comparable foreign regulatory authorities could interrupt, delay or halt any one or more of our clinical trials. If we, or any regulatory authorities, believe that trial participants face unacceptable health risks, any one or more of our trials could be suspended or terminated. We also may fail to reach agreement with the FDA and/or comparable foreign agencies on the design of any one or more of the clinical studies necessary for approval. Conditions imposed by the FDA and comparable agencies in foreign countries on our clinical trials could significantly increase the time required for completion of such clinical trials and the costs of conducting the clinical trials. Data obtained from clinical trials are susceptible to varying interpretations which may delay, limit or prevent regulatory approval.

Delays and terminations of the clinical trials we conduct could result from insufficient patient enrollment. Patient enrollment is a function of several factors, including the size of the patient population, stringent enrollment criteria, the proximity of the patients to the trial sites, having to compete with other clinical trials for eligible patients, geographical and geopolitical considerations and others. Delays in patient enrollment can result in greater costs and longer trial timeframes. Patients may also suffer adverse medical events or side effects.

The FDA and comparable foreign agencies may withdraw any approvals we obtain. Further, if there is a later discovery of unknown problems or if we fail to comply with other applicable regulatory requirements at any stage in the regulatory process, the FDA may restrict or delay our marketing of a product or force us to make product recalls. In addition, the FDA could impose other sanctions such as fines, injunctions, civil penalties or criminal prosecutions. To market our products outside the U.S., we also need to comply with foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. Other than the approval of NitroMist™, the FDA and foreign regulators have not yet approved any of our products under development for marketing in the U.S. or elsewhere. If the FDA and other regulators do not approve any one or more of our products under development, we will not be able to market such products.

WE EXPECT TO FACE UNCERTAINTY OVER REIMBURSEMENT AND HEALTHCARE REFORM.

In both the U.S. and other countries, sales of our products will depend in part upon the availability of reimbursement from third-party payers, which include government health administration authorities, managed care providers and private health insurers. Third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services.

OUR STRATEGY INCLUDES ENTERING INTO COLLABORATION AGREEMENTS WITH THIRD PARTIES FOR CERTAIN OF OUR PRODUCT CANDIDATES AND WE MAY REQUIRE ADDITIONAL COLLABORATION AGREEMENTS. IF WE FAIL TO ENTER INTO THESE AGREEMENTS OR IF WE OR THE THIRD PARTIES DO NOT PERFORM UNDER SUCH AGREEMENTS, IT COULD IMPAIR OUR ABILITY TO COMMERCIALIZE OUR PROPOSED PRODUCTS.

Our strategy for the completion of the required development and clinical testing of certain of our product candidates and for the manufacturing, marketing and commercialization of such product candidates includes entering into collaboration arrangements with pharmaceutical companies to market, commercialize and distribute the products.

Through June 30, 2007, we entered into strategic license agreements with Hana Biosciences, for the marketing rights in the U.S. and Canada for our ondansetron oral spray, (ii) Par for the marketing rights in the U.S. and Canada for our nitroglycerin oral spray, (iii) Manhattan Pharmaceuticals, in connection with propofol, and (iv) Velcera, in connection with veterinary applications for currently marketed veterinary drugs. Subsequent to June 30, 2007, the following events occurred with respect our strategic license agreements:

On July 10, 2007, Manhattan Pharmaceuticals announced that as part of its change in strategic focus it intends to pursue appropriate out-licensing opportunities for this product candidate.

On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, or the Sublicense Agreement, pursuant to which Hana Biosciences granted a non-transferable, non-sublicenseable, royalty-bearing, exclusive sublicense to Par to develop and commercialize Zensana™, our oral spray version of ondansetron. In connection therewith, we and Hana Biosciences amended and restated their existing License and Development Agreement, as amended, relating to the development and commercialization of Zensana™, or the Amended and Restated License Agreement, to coordinate certain of the terms of the Sublicense Agreement. Under the terms of the Sublicense Agreement, Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, with us able to collaborate on development in certain instances. We retain its rights to Zensana™ outside of the United States and Canada. In addition, under the terms of the Amended and Restated License Agreement, Hana Biosciences relinquished its right to reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ or payments or other fees from a sublicense and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock acquired by us in connection with execution of the original License Agreement.

On July 31, 2007, we and Par agreed to terminate the Development, Manufacturing and Supply Agreement, dated July 28, 2004, or the DMS Agreement, relating to NitroMist™. Under the DMS Agreement, Par had exclusive rights to market, sell and distribute NitroMist™ in the U.S. and Canada, with us entitled to royalty payments based upon a percentage of net sales. We are currently investigating strategic partners for the commercialization of NitroMist™.

Our success depends upon obtaining additional collaboration partners and maintaining our relationships with our current partners. In addition, we may depend on our partners' expertise and dedication of sufficient resources to develop and commercialize proposed products. We may, in the future, grant to collaboration partners, rights to license and commercialize pharmaceutical products developed under collaboration agreements. Under these arrangements, our collaboration partners may control key decisions relating to the development of the products. The rights of our collaboration partners could limit our flexibility in considering alternatives for the commercialization of such product candidates. If we fail to successfully develop these relationships or if our collaboration partners fail to successfully develop or commercialize such product candidates, it may delay or prevent us from developing or commercializing our proposed products in a competitive and timely manner and would have a material adverse effect on our business.

IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY, OTHER COMPANIES COULD USE OUR TECHNOLOGY IN COMPETITIVE PRODUCTS. IF WE INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, OTHER COMPANIES COULD PREVENT US FROM DEVELOPING OR MARKETING OUR PRODUCTS.

We seek patent protection for our technology so as to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend in part on our ability and that of parties from whom we license technology to:

- defend our patents and otherwise prevent others from infringing on our proprietary rights;
- protect our trade secrets; and
- operate without infringing upon the proprietary rights of others, both in the U.S. and in other countries.

The patent position of firms relying upon biotechnology is highly uncertain and involves complex legal and factual questions for which important legal principles are unresolved. To date, the U.S. Patent and Trademark Office, or USPTO, has not adopted a consistent policy regarding the breadth of claims that the USPTO allows in biotechnology patents or the degree of protection that these types of patents afford. As a result, there are risks that we may not develop or obtain rights to products or processes that are or may seem to be patentable.

Section 505(b)(2) of the FFDCA was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Act. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. For example, the Hatch-Waxman Act permits an applicant to rely upon the FDA's findings of safety and effectiveness for an approved product. The FDA may also require companies to perform one or more additional studies or measurements to support the change from the approved product. The FDA may then approve the new formulation for all or some of the label indications for which the referenced product has been approved, or a new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA's findings for an already-approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book publication. Specifically, the applicant must certify that: (1) the required patent information has not been filed (paragraph I certification); (2) the listed patent has expired (paragraph II certification); (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration (paragraph III certification); or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the new product (paragraph IV certification). If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired, and once any pediatric exclusivity expires. The Section 505(b)(2) application may also not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the NDA holder and patent owner once the NDA has been accepted for filing by the FDA. The NDA holder and patent owner may then initiate a legal challenge to the paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent, settlement of the lawsuit or a decision in an infringement case that is favorable to the Section 505(b)(2) applicant. Thus, a Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the NDA holder or patent owner does not file a patent infringement lawsuit within the required 45-day period, the applicant's NDA will not be subject to the 30-month stay.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA's interpretation of Section 505(b)(2). If the FDA changes its interpretation of Section 505(b)(2), this could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

Our partner, Hana Biosciences, submitted an NDA under Section 505(b)(2) for Zensana™ in June 2006. The safety and efficacy of the drug will be based on a demonstration of the bioequivalence of Zensana™ to oral ondansetron, marketed under the tradename Zofran®. This Zofran® formulation is protected by one unexpired patent, which is scheduled to expire in September 2011, and is subject to a period of pediatric exclusivity expiring in March 2012. Additionally, this Zofran® formulation was covered by another patent which, after pediatric exclusivity, expired in December 2006. Hana Biosciences' Section 505(b)(2) NDA contained a paragraph III certification acknowledging that the now expired patent would expire in December 2006, and a paragraph IV certification to the patent which is due to expire in March 2012. Based on the paragraph IV certification, it is possible that the NDA holder or the patent owner will sue us and/or Hana Biosciences for patent infringement, and that the FDA will be prevented from approving our application until the earliest of 30 months, settlement of the lawsuit, or a decision in an infringement case that is favorable to us. Hana Biosciences has announced that it has not received any objections related to these patent certifications. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We have received a request for information from a third party in response to the information we have set forth in the paragraph IV certification of the NDA we have filed for NitroMist™. Such request no longer has any effect on PDUFA dates for such NDA. However, the request may be a precursor for a patent infringement claim by such third party. We do not believe that we have infringed on any intellectual property rights of such party and if such a claim is filed, we intend to vigorously defend our rights in response to such claim.

EVEN IF WE OBTAIN PATENTS TO PROTECT OUR PRODUCTS, THOSE PATENTS MAY NOT BE SUFFICIENTLY BROAD AND OTHERS COULD COMPETE WITH US.

We, and the parties licensing technologies to us, have filed various U.S. and foreign patent applications with respect to the products and technologies under our development, and the USPTO and foreign patent offices have issued patents with respect to our products and technologies. These patent applications include international applications filed under the Patent Cooperation Treaty. Currently, we have eight patents which have been issued in the U.S. and 71 patents which have been issued outside of the U.S. Additionally, we have over 90 patents pending around the world. Our pending patent applications, those we may file in the future and those we may license from third parties, may not result in the USPTO or any foreign patent office issuing patents. Also, if patent rights covering our products are not sufficiently broad, they may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar products and technologies. Furthermore, if the USPTO or foreign patent offices issue patents to us or our licensors, others may challenge the patents or circumvent the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against competitors.

Furthermore, the life of our patents is limited. Such patents, which include relevant foreign patents, expire on various dates. We have filed, and when possible and appropriate, will file, other patent applications with respect to our product candidates and processes in the U.S. and in foreign countries. We may not be able to develop additional products or processes that will be patentable or additional patents may not be issued to us. See also "Risk Factors - If We Cannot Meet Requirements Under our License Agreements, We Could Lose the Rights to our Products."

INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES COULD LIMIT OUR ABILITY TO MARKET OUR PRODUCTS.

Our commercial success also significantly depends on our ability to operate without infringing the patents or violating the proprietary rights of others. The USPTO keeps U.S. patent applications confidential while the applications are pending. As a result, we cannot determine which inventions third parties claim in pending patent applications that they have filed. We may need to engage in litigation to defend or enforce our patent and license rights or to determine the scope and validity of the proprietary rights of others. It will be expensive and time consuming to defend and enforce patent claims. Thus, even in those instances in which the outcome is favorable to us, the proceedings can result in the diversion of substantial resources from our other activities. An adverse determination may subject us to significant liabilities or require us to seek licenses that third parties may not grant to us or may only grant at rates that diminish or deplete the profitability of the products to us. An adverse determination could also require us to alter our products or processes or cease altogether any related research and development activities or product sales.

IF WE CANNOT MEET REQUIREMENTS UNDER OUR LICENSE AGREEMENTS, WE COULD LOSE THE RIGHTS TO OUR PRODUCTS.

We depend, in part, on licensing arrangements with third parties to maintain the intellectual property rights to our products under development. These agreements may require us to make payments and/or satisfy performance obligations in order to maintain our rights under these licensing arrangements. All of these agreements last either throughout the life of the patents, or with respect to other licensed technology, for a number of years after the first commercial sale of the relevant product.

In addition, we are responsible for the cost of filing and prosecuting certain patent applications and maintaining certain issued patents licensed to us. If we do not meet our obligations under our license agreements in a timely manner, we could lose the rights to our proprietary technology.

In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties in connection with the development and use of our products and technologies. Licenses required under any such patents or proprietary rights might not be made available on terms acceptable to us, if at all.

WE RELY ON CONFIDENTIALITY AGREEMENTS THAT COULD BE BREACHED AND MAY BE DIFFICULT TO ENFORCE.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to obtain these types of agreements from our consultants, advisors and research collaborators, to the extent that they apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we will rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

- they will breach these agreements;
- any agreements we obtain will not provide adequate remedies for this type of breach or that our trade secrets or proprietary know-how will otherwise become known or competitors will independently develop similar technology; and
- our competitors will independently discover our proprietary information and trade secrets.

WE ARE DEPENDENT ON EXISTING MANAGEMENT AND BOARD MEMBERS.

Our success is substantially dependent on the efforts and abilities of the principal members of our management team and our directors. Decisions concerning our business and our management are and will continue to be made or significantly influenced by these individuals. The loss or interruption of their continued services could have a materially adverse effect on our business operations and prospects. Although our employment agreements with members of management generally provide for severance payments that are contingent upon the applicable officer's refraining from competition with us, the loss of any of these persons' services could adversely affect our ability to develop and market our products and obtain necessary regulatory approvals, and the applicable noncompetition provisions can be difficult and costly to monitor and enforce. Further, we do not maintain key-man life insurance.

On January 17, 2006, we announced the election of Mr. Steven B. Ratoff as a member of our Board.

On April 24, 2006, Ms. Jean Frydman ceased to serve as Vice President, General Counsel and Corporate Secretary.

On September 15, 2006, our Board appointed Steven B. Ratoff as Chairman of the Board, with Dr. Egberts remaining a member of our Board.

On December 4, 2006, our Board appointed David H. Bergstrom, Ph.D. as Senior Vice President and Chief Operating Officer.

On January 4, 2007, Mr. Barry Cohen ceased to serve as Vice President, Business and New Product Development.

On February 2, 2007, we announced the election of Mr. Mark J. Baric as a member of our Board, effective February 1, 2007.

On February 22, 2007, our Board appointed Deni M. Zodda, Ph.D. as Senior Vice President and Chief Business Officer.

On July 23, 2007, our Board accepted the resignation of Jan H. Egberts, M.D., President, Chief Executive Officer and Director, effective July 25, 2007.

On July 23, 2007, our Board appointed Steven B. Ratoff, our current Chairman, as Interim President and Chief Executive Officer, effective July 25, 2007.

On December 14, 2007, our Board renewed the employment agreement of Michael E. Spicer, as Chief Financial Officer and Corporate Secretary, effective December 20, 2007.

Our future success also will depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional personnel, including scientific, development and manufacturing staff.

RISKS RELATED TO OUR COMMON STOCK

WE MAY RECEIVE NOTICE FROM THE AMERICAN STOCK EXCHANGE THAT WE FAIL TO COMPLY WITH CERTAIN OF ITS CONTINUED LISTING STANDARDS, WHICH MAY RESULT IN A DELISTING OF OUR COMMON STOCK FROM THE EXCHANGE.

Our common stock is currently listed for trading on the American Stock Exchange, or AMEX, and the continued listing of our common stock on the AMEX is subject to our compliance with a number of listing standards. These listing standards include the requirement for maintaining stockholders' equity of at least $6,000,000. As of December 31, 2007, our net worth position was $4,174,000, which is below the minimum net worth continued listing requirement. Unless we can increase our net worth position above the required minimum, we may receive notice from the AMEX informing us that we are not in compliance with the AMEX listing standard, and we may be required to submit a plan to the AMEX advising the actions we have taken, or will take, that would bring us into compliance with all of the continued listing standards. If we are not in compliance with the continued listing standards at the end of the plan period, or if we don not make progress consistent with the plan during the plan period, the AMEX staff may initiate delisting proceedings. There can be no assurance that we will be able to make progress consistent with such plan.

If our common stock were no longer listed on the AMEX, investors might only be able to trade on the OTC Bulletin Board® or in the Pink Sheets® (a quotation medium operated by Pink Sheets LLC). This would impair the liquidity of our securities not only in the number of shares that could be bought and sold at a given price, which might be depressed by the relative illiquidity, but also through delays in the timing of transactions and reduction in media coverage.

WE ARE INFLUENCED BY CURRENT STOCKHOLDERS, OFFICERS AND DIRECTORS.

Our directors, executive officers and principal stockholders and certain of our affiliates have the ability to influence the election of our directors and most other stockholder actions. As of March 19, 2008, management and our affiliates currently beneficially own, including shares they have the right to acquire, approximately 20% of the common stock on a fully-diluted basis. This determination of affiliate status is not necessarily a conclusive determination for other purposes. Specifically, Dr. Rosenwald has the ability to exert significant influence over the election of the Board and other matters submitted to our stockholders for approval. Dr. Rosenwald has the ability to designate an individual to serve on our Board and has exercised such ability by designating Mr. J. Jay Lobell to serve on the Board. Although Mr. Lobell is a designee of Dr. Rosenwald's, he does not have any voting or dispositive control over the shares held directly or indirectly by Dr. Rosenwald. On December 14, 2005 based upon the recommendation of the Corporate Governance and Nominating Committee, the Board elected Mr. Lobell as a member of the Board. Pursuant to the listing standards of the AMEX, Mr. Lobell has been deemed to be an independent director by our Board on September 15, 2006.

Such positions may discourage or prevent any proposed takeover of us, including transactions in which our stockholders might otherwise receive a premium for their shares over the then current market prices. Our directors, executive officers and principal stockholders may influence corporate actions, including influencing elections of directors and significant corporate events.

THE MARKET PRICE OF OUR STOCK AND OUR EARNINGS MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

The market price of our common stock, like that of many other development stage pharmaceutical or biotechnology companies, has been and is likely to continue to be volatile. In addition to general economic, political and market conditions, the price and trading volume of our common stock could fluctuate widely in response to many factors, including:

- announcements of the results of clinical trials by us or our competitors;
- adverse reactions to products;
- governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of our products;
- changes in the U.S. or foreign regulatory policy during the period of product development;
- developments in patent or other proprietary rights, including any third party challenges of our intellectual property rights;
- announcements of technological innovations by us or our competitors;
- announcements of new products or new contracts by us or our competitors;
- actual or anticipated variations in our operating results due to the level of development expenses and other factors;
- changes in financial estimates by securities analysts and whether our earnings meet or exceed the estimates;
- conditions and trends in the pharmaceutical and other industries;
- new accounting standards; and
- the occurrence of any of the risks set forth in these Risk Factors and other reports, including this Annual Report and other filings filed with the Securities and Exchange Commission from time to time.

Our common stock has been listed for quotation on the AMEX since May 11, 2004 under the symbol "NVD". Prior to May 11, 2004, our common stock was traded on the OTC Bulletin Board® of the National Association of Securities Dealers, Inc. During the year ended December 31, 2007, the closing price of our common stock has ranged from $0.21 to $1.81. We expect the price of our common stock to remain volatile. The average daily trading volume in our common stock varies significantly. For the year ended December 31, 2007, the average daily trading volume in our common stock was approximately 151,000 shares. Our relatively low average volume and low average number of transactions per day may affect the ability of our stockholders to sell their shares in the public market at prevailing prices and a more active market may never develop.

In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against companies in our industry. If we face securities litigation in the future, even if without merit or unsuccessful, it would result in substantial costs and a diversion of management attention and resources, which would negatively impact our business.

BECAUSE THE AVERAGE DAILY TRADING VOLUME OF OUR COMMON STOCK IS LOW, THE ABILITY TO SELL OUR SHARES IN THE SECONDARY TRADING MARKET MAY BE LIMITED.

Because the average daily trading volume of our common stock on the AMEX is low, the liquidity of our common stock may be impaired. As a result, prices for shares of our common stock may be lower than might otherwise prevail if the average daily trading volume of our common stock was higher. The average daily trading volume of our common stock may be low relative to the stocks of exchange-listed companies, which could limit investors' ability to sell shares in the secondary trading market.

WE LIKELY WILL ISSUE ADDITIONAL EQUITY SECURITIES, WHICH WILL DILUTE CURRENT STOCKHOLDERS' SHARE OWNERSHIP.

We likely will issue additional equity securities to raise capital and through the exercise of options and warrants that are outstanding or may be outstanding. These additional issuances will dilute current stockholders' share ownership.

PENNY STOCK REGULATIONS MAY IMPOSE CERTAIN RESTRICTIONS ON MARKETABILITY OF OUR SECURITIES.

The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by such rules, the broker dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker dealer must also disclose the commission payable to both the broker dealer and the registered representative, current quotations for the securities and, if the broker dealer is the sole market maker, the broker dealer must disclose this fact and the broker dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Broker-dealers must wait two business days after providing buyers with disclosure materials regarding a security before effecting a transaction in such security. Consequently, the "penny stock" rules restrict the ability of broker dealers to sell our securities and affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities, thereby affecting the liquidity of the market for our common stock.

Stockholders should be aware that, according to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

- control of the market for the security by one or more broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.

ADDITIONAL AUTHORIZED SHARES OF OUR COMMON STOCK AND PREFERRED STOCK AVAILABLE FOR ISSUANCE MAY ADVERSELY AFFECT THE MARKET.

We are authorized to issue a total of 200,000,000 shares of common stock and 1,000,000 shares of preferred stock. Such securities may be issued without the approval or other consent of our stockholders. As of March 19, 2008, there were 60,692,260 shares of common stock issued and outstanding. However, the total number of shares of our common stock issued and outstanding does not include shares reserved in anticipation of the exercise of options or warrants. As of March 19, 2008, we had outstanding stock options and warrants to purchase approximately 35.1 million shares of common stock, the exercise prices of which range between $0.45 per share and $3.18 per share, and we have reserved shares of our common stock for issuance in connection with the potential exercise thereof.

The following table provides an overview of our stock options and corresponding plans:

Plan	Shares Authorized	Options Outstanding at March 19, 2008	Remaining Shares Available for Issuance	Comments
1992 Stock Option Plan	500,000	40,000	—	Plan Closed
1997 Stock Option Plan	500,000	100,000	—	Plan Closed
1998 Stock Option Plan	3,400,000	1,619,300	1,485,700	—
2006 Equity Incentive Plan	6,000,000	4,116,800	683,200	—
Non-Plan	n/a	2,553,200	n/a	—

To the extent such options or warrants are exercised, the holders of our common stock will experience further dilution.

In addition, in the event that any future financing should be in the form of, be convertible into or exchangeable for, equity securities, and upon the exercise of options and warrants, investors may experience additional dilution.

See "Risk Factors - Our Additional Financing Requirements Could Result In Dilution To Existing Stockholders" included herein. The exercise of the outstanding derivative securities will reduce the percentage of common stock held by our stockholders in relation to our aggregate outstanding capital stock. Further, the terms on which we could obtain additional capital during the life of the derivative securities may be adversely affected, and it should be expected that the holders of the derivative securities would exercise them at a time when we would be able to obtain equity capital on terms more favorable than those provided for by such derivative securities. As a result, any issuance of additional shares of our common stock may cause our current stockholders to suffer significant dilution which may adversely affect the market.

In addition to the above referenced shares of our common stock which may be issued without stockholder approval, we have 1,000,000 shares of authorized preferred stock, the terms of which may be fixed by our Board. We presently have no issued and outstanding shares of preferred stock and while we have no present plans to issue any shares of preferred stock, our Board has the authority, without stockholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of such series of preferred stock may have an adverse effect on the holders of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of our common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act of 1933, as amended, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a six-month holding period may, under certain circumstances, sell within any three month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by our stockholders that are non-affiliates that have satisfied a one-year holding period. Any substantial sale of our common stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our common stock.

LIMITATION ON DIRECTOR/OFFICER LIABILITY.

As permitted by Delaware law, our certificate of incorporation limits the liability of our directors for monetary damages for breach of a director's fiduciary duty except for liability in certain instances. As a result of our charter provision and Delaware law, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by law.

WE HAVE NO HISTORY OF PAYING DIVIDENDS ON OUR COMMON STOCK.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance growth. If we decide to pay dividends to the holders of our common stock, such dividends may not be paid on a timely basis.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD DETER A CHANGE OF OUR MANAGEMENT WHICH COULD DISCOURAGE OR DELAY OFFERS TO ACQUIRE US.

Provisions of our certificate of incorporation and Delaware law may make it more difficult for someone to acquire control of us or for our stockholders to remove existing management, and might discourage a third party from offering to acquire us, even if a change in control or in management would be beneficial to our stockholders. For example, our certificate of incorporation allows us to issue shares of preferred stock without any vote or further action by our stockholders. Our Board has the authority to fix and determine the relative rights and preferences of preferred stock. Our Board also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our Board could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of our common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

SALES OF LARGE QUANTITIES OF OUR COMMON STOCK, INCLUDING THOSE SHARES ISSUABLE IN CONNECTION WITH PRIVATE PLACEMENT TRANSACTIONS, COULD REDUCE THE PRICE OF OUR COMMON STOCK.

On July 20, 2006, we filed a shelf registration statement on Form S-3 registering for sale by us of up to 14,000,000 shares of our common stock. Such shelf registration statement was declared effective by the SEC on August 2, 2006. We may offer and sell such shares from time to time, in one or more offerings in amounts and at prices, and on terms determined at the time of the offering. Such offerings of our common stock may be made through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers, we will name them and describe their compensation at the time of the offering. As of the filing date of this Annual Report, such shelf registration statement is no longer effective.

In December 2006, we sold securities in a private placement transaction resulting in the issuance of 9,823,983 shares of our common stock, and warrants to purchase 4,383,952 shares of our common stock. The sale of the shares of common stock and warrants resulted in gross proceeds to us of approximately $14.2 million, prior to offering expenses.

In April 2006, we sold securities in a private placement transaction resulting in the issuance of 8,092,796 shares of our common stock, and warrants to purchase 2,896,168 shares of our common stock. The sale of the shares of common stock and warrants resulted in gross proceeds to us of approximately $11.8 million, prior to offering expenses.

In May 2005, we sold securities in a private placement transaction resulting in the issuance of 6,733,024 shares of our common stock, and certain warrants to purchase 2,693,210 shares of our common stock. The sales of the shares of common stock and warrants resulted in gross proceeds to us of $7.1 million, prior to offering expenses.

The offering of, and/or resale of our common stock and the exercise of the warrants described immediately above in this risk factor are subject to currently effective registration statements filed by us on Forms S-3. There can be no assurance as to the prices at which our common stock will trade in the future, although they may continue to fluctuate significantly. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including the following:

- The depth and liquidity of the markets for our common stock;
- Investor perception of us and the industry in which we participate; and
- General economic and market conditions.

Any sales of large quantities of our common stock could reduce the price of our common stock. The holders of the shares may sell such shares at any price and at any time, as determined by such holders in their sole discretion without limitation. If any such holders sell such shares in large quantities, our common stock price may decrease and the public market for our common stock may otherwise be adversely affected because of the additional shares available in the market.

As of March 19, 2008, we have 60,692,260 shares of common stock issued and outstanding and approximately 35.1 million shares of common stock issuable upon the exercise of outstanding stock options and warrants. In the event we wish to offer and sell shares of our common stock in excess of the 200,000,000 shares of common stock currently authorized by our certificate of incorporation, we will first need to receive stockholder approval. Such stockholder approval has the potential to adversely affect the timing of any potential transactions.

THE SECURITIES ISSUED IN OUR DECEMBER 2006 PRIVATE PLACEMENT ARE RESTRICTED SECURITIES.

At the time of the offer and sale of the common stock (and the shares of common stock underlying the warrants) in our December 2006 private placement, the common stock was not registered under the Securities Act or the securities laws of any state. Accordingly, these securities may not be sold or otherwise transferred unless such sale or transfer is subsequently registered under the Securities Act and applicable state securities laws or unless exemptions from such registration are available. The registration statement covering these securities was declared effective by the SEC on January 26, 2007. Notwithstanding our registration obligations regarding these securities, investors may be required to hold these securities for an indefinite period of time. All investors who purchase these securities are required to make representations that it will not sell, transfer, pledge or otherwise dispose of any of the securities in the absence of an effective registration statement covering such transaction under the Securities Act and applicable state securities laws, or the receipt by us of an opinion of counsel to the effect that registration is not required.

WE HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS FROM THE DECEMBER 2006 PRIVATE PLACEMENT AND MAY USE THE PROCEEDS IN A MANNER WITH WHICH YOU DISAGREE.

Our Board and management will have broad discretion over the use of the net proceeds of the December 2006 private placement. Stockholders may disagree with the judgment of the Board and management regarding the application of the proceeds of the December 2006 private placement. We cannot predict that investments of the proceeds will yield a favorable, or any, return.

WE MAY INCUR SIGNIFICANT COSTS FROM CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK VOLATILITY.

In the past, following periods of large price declines in the public market price of a company's stock, holders of that stock occasionally have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring this type of lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit also could divert the time and attention of our management, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

THE UNCERTAINTY CREATED BY CURRENT ECONOMIC CONDITIONS AND POSSIBLE TERRORIST ATTACKS AND MILITARY RESPONSES THERETO COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS, AND PROCURE NEEDED FINANCING.

Current conditions in the domestic and global economies continue to present challenges. We expect that the future direction of the overall domestic and global economies will have a significant impact on our overall performance. Fiscal, monetary and regulatory policies worldwide will continue to influence the business climate in which we operate. If these actions are not successful in spurring continued economic growth, we expect that our business will be negatively impacted, as customers will be less likely to buy our products, if and when we commercialize our products. The potential for future terrorist attacks or war as a result thereof has created worldwide uncertainties that make it very difficult to estimate how the world economy will perform going forward.

OUR INABILITY TO MANAGE THE FUTURE GROWTH THAT WE ARE ATTEMPTING TO ACHIEVE COULD SEVERELY HARM OUR BUSINESS.

We believe that, given the right business opportunities, we may expand our operations rapidly and significantly. If rapid growth were to occur, it could place a significant strain on our management, operational and financial resources. To manage any significant growth of our operations, we will be required to undertake the following successfully:

- We will need to improve our operational and financial systems, procedures and controls to support our expected growth and any inability to do so will adversely impact our ability to grow our business. Our current and planned systems, procedures and controls may not be adequate to support our future operations and expected growth. Delays or problems associated with any improvement or expansion of our operational systems and controls could adversely impact our relationships with customers and harm our reputation and brand.

- We will need to attract and retain qualified personnel, and any failure to do so may impair our ability to offer new products or grow our business. Our success will depend on our ability to attract, retain and motivate managerial, technical, marketing, and administrative personnel. Competition for such employees is intense, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel.

If we are unable to hire, train, retain or manage the necessary personnel, we may be unable to successfully introduce new products or otherwise implement our business strategy. If we are unable to manage growth effectively, our business, results of operations and financial condition could be materially adversely affected.

WE MAY BE OBLIGATED, UNDER CERTAIN CIRCUMSTANCES, TO PAY LIQUIDATED DAMAGES TO HOLDERS OF OUR COMMON STOCK.

We have entered into agreements with the holders of our common stock that requires us to continuously maintain as effective, a registration statement covering the underlying shares of common stock. Such registration statements were declared effective on January 26, 2007, May 30, 2006 and July 28, 2005 and must continuously remain effective for a specified term. If we fail to continuously maintain such a registration statement as effective throughout the specified term, we may be subject to liability to pay liquidated damages.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our executive offices, laboratory, and warehousing space are located at 25 Minneakoning Road, Flemington, New Jersey, known as the New Facility. The New Facility, constituting approximately 31,800 square feet, is occupied under a 10-year lease, expiring in August 2013. Presently, we are only occupying a portion of our space in the New Facility. Through the lease expiration date of December 31, 2005, we also occupied approximately 4,500 square feet of laboratory and office space at 31 Route 12 West, Flemington, New Jersey, known as the Old Facility, which also formerly housed our executive offices. During the five months ended December 31, 2006, we paid rent for the New Facility of approximately $184,000. During the year ended December 31, 2007, we paid rent for the New Facility of approximately $443,000. The New Facility does not yet have a pilot manufacturing operation that meets current Good Manufacturing Practices, or cGMP, and would require additional investment in order to attain that capability. With the expiration of the lease on the Old Facility, we have contracted out manufacturing for our product candidates. The manufacture of our product candidates is subject to cGMP prescribed by the Food & Drug Administration, or FDA, and pre-approval inspections by the FDA and foreign authorities prior to the commercial manufacture of any such products. See Item 1, "Business- Raw Materials and Suppliers" and Business-Government Regulations."

ITEM 3. LEGAL PROCEEDINGS.

We are not a named party in any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is traded on the American Stock Exchange, or AMEX, under the ticker symbol "NVD" since May 11, 2004. The following table sets forth the range of high and low closing sales prices of our common stock as reported by the AMEX during the year ended December 31, 2007, the five months ended December 31, 2006 and for each fiscal quarter for the fiscal years ended July 31, 2006 and 2005.

	CLOSING SALE PRICES ($)	
	HIGH	LOW
YEAR ENDED DECEMBER 31, 2007		
First Quarter (January 1, 2997 through March 31, 2007)	1.81	1.30
Second Quarter (April 1, 2007 through June 30, 2007)	1.33	1.02
Third Quarter (July 1, 2007 through September 30, 2007)	1.11	0.50
Fourth Quarter (October 1, 2007 through December 31, 2007)	0.54	0.21
FIVE MONTHS ENDED DECEMBER 31, 2006		
First Quarter (August 1, 2006 through October 31, 2006)	1.35	1.13
Two Months Ended December 31, 2006	1.86	1.24
FISCAL 2006		
First Quarter (August 1, 2005 through October 31, 2005)	1.85	1.21
Second Quarter (November 1, 2005 through January 31, 2006)	1.44	1.16
Third Quarter (February 1, 2006 through April 30, 2006)	1.90	1.22
Fourth Quarter (May 1, 2006 through July 31, 2006)	1.80	1.11

The last closing sales price of our common stock as reported on the AMEX on March 19, 2008 was $0.32. As of March 19, 2008, there were approximately 115 record holders of our common stock.

We have never declared or paid a dividend on our common stock and management expects that all or a substantial portion of our future earnings will be retained for expansion or development of our business. The decision to pay dividends, if any, in the future is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements, financial condition and other relevant factors such as contractual obligations. Management does not anticipate that we will pay dividends on our common stock in the foreseeable future. Moreover, we may never issue dividends in the future.

EQUITY COMPENSATION PLANS

The following table provides information with respect to our compensation plans under which equity compensation is authorized as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	5,876,000	$ 1.66	3,269,000
Equity compensation plans not approved by security holders	2,553,000	1.87	—
Total	8,429,000	$ 1.69	3,269,000

PERFORMANCE GRAPH

The graph below compares changes in the cumulative total stockholder return (change in stock price plus reinvested dividends) for the period from July 31, 2002 through December 31, 2007 of an initial investment of $100 invested in (a) NovaDel Pharma Inc.'s common stock, (b) the Total Return Index for the AMEX Composite and (c) the Research Data Group (RDG) Microcap Pharmaceutical Index. Total Return Index values are prepared by the Research Data Group. The stock price performance is not included to forecast or indicate future price performance.

COMPARISON OF 64 MONTH CUMULATIVE TOTAL RETURN*

Among NovaDel Pharma Inc., The AMEX Composite Index
And The RDG MicroCap Pharmaceutical Index



$350
$300
$250
$200
$150
$100
$50
$0
7/02
7/03
7/04
7/05
7/06
12/06
12/07
NovaDel Pharma Inc.
AMEX Composite
RDG MicroCap Pharmaceutical

* $100 invested on 7/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	7/02	7/03	7/04	7/05	7/06	12/06	12/07
NovaDel Pharma Inc.	$ 100.00	$ 119.41	$ 100.59	$ 73.53	$ 70.59	$ 96.47	$ 14.12
AMEX Composite	$ 100.00	$ 110.80	$ 143.68	$ 190.27	$ 230.38	$ 249.13	$ 290.15
RDG MicroCap Pharmaceutical	$ 100.00	$ 160.07	$ 132.98	$ 120.17	$ 98.53	$ 89.04	$ 52.15

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The following Selected Financial Data should be read in conjunction with our Financial Statements and the related Notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and other financial information included elsewhere in this Annual Report on Form 10-K. The data set forth below with respect to our Statements of Operations for the year ended December 31, 2007, the five months ended December 31, 2006 and for the fiscal years ended July 31, 2006, and 2005 and the Balance Sheet data as of December 31, 2007, December 31, 2006 and fiscal year ended July 31, 2006 are derived from our Financial Statements which are included elsewhere in this Annual Report on Form 10-K and are qualified by reference to such Financial Statements and related Notes thereto. The data set forth below for the year ended December 31, 2006 and for the five months ended December 31, 2005, are unaudited. In Management's Discussion and Analysis of Financial Condition and Results of Operations, the year ended December 31, 2007 is compared to the unaudited year ended December 31, 2006, and the five months ended December 31, 2006 are compared to the unaudited five months ended December 31, 2005. There are no seasonal or other significant factors which affect comparability. The data set forth below with respect to our Statements of Operations for the fiscal years ended July 31, 2004, 2003 and 2002 and the Balance Sheets data as of July 31, 2006, July 31, 2005, July 31, 2004 and 2003 are derived from our Financial Statements, which are not included elsewhere in this Annual Report. Our historical results are not necessarily indicative of future results of operations.

Statement of Operations Data:	Years Ended December 31,		Five Months Ended December 31,		Years Ended July 31,			
	2007	2006 (unaudited)	2006	2005 (unaudited)	2006	2005	2004	2003
Total Revenues	$ 469,000	$ 3,280,000	$ 2,067,000	$ 677,000	$ 1,890,000	$ 439,000	$ 466,000	$ 2,000
Total Expenses	18,656,000	13,544,000	6,519,000	5,429,000	12,454,000	10,217,000	7,119,000	7,091,000
Loss from Operations	(18,187,000)	(10,264,000)	(4,452,000)	(4,752,000)	(10,564,000)	(9,778,000)	(6,653,000)	(7,089,000)
Interest Income	632,000	337,000	180,000	67,000	224,000	87,000	98,000	49,000
Income Tax Benefit	(658,000)	(467,000)	(467,000)	(256,000)	(256,000)	(241,000)	(214,000)	(84,000)
Net Loss	$ (16,963,000)	(9,460,000)	$ (3,805,000)	(4,429,000)	$ (10,084,000)	$ (9,450,000)	$ (6,341,000)	$ (6,956,000)
Basic and Diluted Loss Per Common Share	$ (.29)	$ (.20)	$ (.08)	$ (.11)	$ (.23)	$ (.27)	$ (.24)	$ (.45)
Weighted Average Number of Shares of Common Stock Used in Computation of Basic and Diluted Loss Per Share	59,497,000	46,732,000	49,522,000	40,619,000	43,000,000	34,808,000	26,269,000	15,419,000

BALANCE SHEET DATA:	December 31,		July 31,			
	2007	2006	2006	2005	2004	2003
Cash, cash equivalents, and short-term investments	$ 6,384,000	$ 20,276,000	$ 10,138,000	$ 8,223,000	$ 8,377,000	$ 3,086,000
Total Assets	10,363,000	24,316,000	14,822,000	13,028,000	11,486,000	4,327,000
Total Current Liabilities	4,211,000	3,146,000	2,200,000	2,405,000	1,086,000	457,000
Total Liabilities	6,189,000	5,718,000	4,777,000	5,079,000	1,463,000	457,000
Accumulated deficit	(65,243,000)	(48,280,000)	(44,475,000)	(34,391,000)	(24,941,000)	(18,600,000)
Total Stockholders' Equity	$ 4,174,000	$ 18,598,000	$ 10,045,000	$ 7,949,000	$ 10,023,000	$ 3,870,000

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and result of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K. The discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth in Item 1A. "Risk Factors" of this Annual Report on Form 10-K, our actual results may differ materially from those anticipated in these forward looking statements.

GENERAL

NovaDel Pharma Inc. is a specialty pharmaceutical company developing oral spray formulations for a broad range of marketed drugs. Our proprietary technology offers, in comparison to conventional oral dosage forms, the potential for faster absorption of drugs into the bloodstream leading to quicker onset of therapeutic effects and possibly lower doses. Oral sprays eliminate the requirement for water or the need to swallow, potentially improving patient convenience and compliance. Our oral spray technology is focused on addressing unmet medical needs for a broad array of existing and future pharmaceutical products. Our most advanced oral spray candidates target angina, nausea, insomnia, migraine headaches and disorders of the central nervous system. We plan to develop these and other products independently and through collaborative arrangements with pharmaceutical and biotechnology companies. Currently, we have eight patents which have been issued in the U.S. and 71 patents which have been issued outside of the U.S. Additionally, we have over 90 patents pending around the world. We look for drug compounds that are off patent or are coming off patent in the near future, and we formulate these compounds in conjunction with our proprietary drug delivery method. Once formulated, we file for new patent applications on these formulated compounds that comprise our product candidates. Our patent portfolio includes patents and patent applications with claims directed to the pharmaceutical formulations, methods of use and methods of manufacturing for our product candidates.

We have had a history of recurring losses, giving rise to an accumulated deficit as of December 31, 2007 of $65,243,000, as compared to $48,280,000 as of December 31, 2006. We have had negative cash flow from operating activities of $15,240,000 for the year ended December 31, 2007, $1,782,000 for the five-months ended December 31, 2006, $8,855,000 for the fiscal year ended July 31, 2006, and $6,258,000 for the fiscal year ended July 31, 2005. As of December 31, 2007, we had working capital of $3,811,000, as compared to S18,686,000 as of December 31, 2006, representing a net decrease in working capital of approximately $14,875,000.

During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, we require capital to sustain our existing organization until such time as clinical activities can be resumed. Given the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through the middle of the second calendar quarter, 2008. Funding for the Company's future development activities could be secured through new strategic partnerships and/or the sale of our common stock or other securities. There can be no assurance that such capital will be available to us in a timely manner or on favorable terms, if at all. There are a number of risks and uncertainties related to our attempt to complete a financing or strategic partnering arrangement that are outside our control. We may not be able to obtain additional financing on terms acceptable to us, or at all. If we are unsuccessful at obtaining additional financing as needed, we may be required to significantly curtail or cease operations. We will need additional financing thereafter until we achieve profitability, if ever.

Our audited financial statements for the fiscal year ended December 31, 2007, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and do not have a history of earnings. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in the Company.

Since inception, substantially all of our revenues have been derived from consulting activities, primarily in connection with product development for various pharmaceutical companies. More recently, we have begun to derive revenues from license fees and milestone payments stemming from our partnership agreements. Our future growth and profitability will be principally dependent upon our ability to successfully develop our products and to market and distribute the final products either internally or with the assistance of a strategic partner.

On June 28, 2006, our Board of Directors approved a change of our fiscal year end from July 31 to December 31. Accordingly, our new fiscal year begins on January 1 and ends on December 31. We filed a Transition Report on Form 10-K for the five months ended December 31, 2006. As such, the end of the quarters in the new fiscal year does not coincide with the end of the quarters in the previous fiscal years. Due to the significant costs, the Company is not recasting the quarterly data from the previous fiscal year as such costs would exceed any potential benefits. Instead, the Company is presenting financial statements and other financial information, including Management's Discussion and Analysis of Financial Condition and Results of Operations, for the years ended December 31, 2007, the five months ended December 31, 2006, and the fiscal years ended July 31, 2006 and July 31, 2005. In Management's Discussion and Analysis of Financial Condition and Results of Operations, the year ended December 31, 2007 are compared to the unaudited year ended December 31, 2006, and the five months ended December 31, 2006 are compared to the unaudited five months ended December 31, 2005. There are no seasonal or other significant factors which affect comparability.

Highlights for the year ended December 31, 2007, and additionally through the date of filing of this prospectus, include the following:

Product Pipeline

- Announced that the Company's New Drug Application for ZolpiMist™ to treat insomnia was accepted for filing by the U.S. Food and Drug Administration

- Announced that Par Pharmaceuticals has been granted a sublicense for the development and commercialization of Zensana™.

- Announced that Par Pharmaceuticals has returned the rights to NitroMist™ to us.

- Announced that two clinical studies comparing our zolpidem oral spray with zolpidem tablets met their primary pharmacokinetic and pharmacodynamic and safety objectives.

- Announced that Hana Biosciences has notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there will be a delay in the FDA approval and commercial launch of Zensana™.

Intellectual Property

- Received notification of the issuance of additional patents in Canada and Europe which further strengthens our intellectual property position in the oral delivery of pharmaceuticals. The issued patents cover the use of multiple classes of drugs in oral sprays, including those for the treatment of pain, and for central nervous system disorders under our oral spray delivery system in Canada, and analgesics, alkaloids, and nicotine in Europe.

Executive Team and Board of Directors

- Appointed Steven B. Ratoff, our current Chairman of the Board, to serve as interim President and Chief Executive Officer.

- Announced that Jan H. Egberts, M.D. resigned as President, Chief Executive Officer and Director.

- Appointed Mr. Mark J. Baric as a member of the Board of Directors.

- Appointed Deni M. Zodda, Ph.D. as Senior Vice President and Chief Business Officer.

- Announced that Mr. Barry C. Cohen will no longer serve as Vice President, Business and New Product Development, and the execution of a related settlement/release agreement.

- Renewed the employment agreement of Mr. Michael E. Spicer as Chief Financial Officer.

Drug development in the U.S. and most countries throughout the world is a process that includes several steps defined by the U.S. Food and Drug Administration, or FDA, or comparable regulatory authorities in foreign countries. The FDA approval processes relating to new drugs differ, depending on the nature of the particular drug for which approval is sought. With respect to any drug product with active ingredients not previously approved by the FDA, a prospective drug manufacturer is required to submit a New Drug Application, or NDA, which includes complete reports of pre-clinical, clinical and laboratory studies to prove such product's safety and efficacy. Prior to submission of the NDA, it is necessary to submit an Investigational New Drug, or IND, to obtain permission to begin clinical testing of the new drug. Given that our current product candidates are based on a new technology for formulation and delivery of active pharmaceutical ingredients that have been previously approved and that have been shown to be safe and effective in previous clinical trials, we believe that we will be eligible to submit what is known as a 505(b)(2) NDA. We estimate that the development of new formulations of our pharmaceutical product candidates, including formulation, testing and submission of an NDA, will require significantly less time and lower investments in direct research and development expenditures than is the case for the discovery and development of new chemical entities. However, our estimates may prove to be inaccurate; or pre-marketing approval relating to our proposed products may not be obtained on a timely basis, if at all, and research and development expenditures may significantly exceed management's expectations.

It is not anticipated that we will generate any revenues from royalties or sales of our product candidates until regulatory approvals are obtained and marketing activities begin. Any one or more of our product candidates may not prove to be commercially viable, or if viable, may not reach the marketplace on a basis consistent with our desired timetables, if at all. The failure or the delay of any one or more of our proposed products to achieve commercial viability would have a material adverse effect on us.

The successful development of our product candidates is highly uncertain. Estimates of the nature, timing and estimated expenses of the efforts necessary to complete the development of, and the period in which material net cash inflows are expected to commence from, any of our product candidates are subject to numerous risks and uncertainties, including:

- the scope, rate of progress and expense of our clinical trials and other research and development activities;
- results of future clinical trials;
- the expense of clinical trials for additional indications;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;
- the expense and timing of regulatory approvals or changes in the regulatory approval process;
- the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop;
- the effect of competing technologies and market developments; and
- the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We expect to continue to spend significant amounts on the development of our product candidates and we expect our costs to increase as we continue to develop and ultimately commercialize our product candidates. The following table summarizes our product candidates:

	Active Ingredient or Class of Molecule	Indications	Stage of Development	Partner
Approved Product				
NitroMist™	Nitroglycerin	Acute angina	FDA Approved	-
Product Candidates				
ZolpiMist™	Zolpidem tartrate	Sleeplessness	NDA submitted – FDA acceptance January 23, 2008	-
Sumatriptan	Sumatriptan succinate	Migraines	Pilot Efficacy study complete	-
Ropinirole	Ropinirole	Idiopathic Parkinson's Disease	Clinical development	-
Tizanidine	Tizanidine hydrochloride	Spasticity	Clinical development	-
Zensana™	Ondansetron	Anti-emetic	Clinical development	Hana Biosciences/Par Pharmaceuticals

NitroMist™ (nitroglycerin lingual aerosol). This product is indicated for acute relief of an attack or acute prophylaxis of angina pectoris due to coronary artery disease, and was approved by the FDA in November 2006. Previously, this product was partnered with Par Pharmaceuticals, or Par; however, on August 1, 2007, we announced that Par returned the rights to NitroMist™ to us as part of Par's strategy to concentrate its resources on supportive care in AIDS and oncology markets. We are currently investigating strategic partners for this product.

ZolpiMist™ (zolpidem oral spray). Zolpidem is the active ingredient in Ambien®, the leading hypnotic marketed by Sanofi-Aventis. A pilot pharmacokinetic, or PK, study in zolpidem oral spray with 10 healthy subjects, completed in the first half of calendar 2005, suggested that our formulation of zolpidem oral spray had a comparable PK profile to the Ambien® tablet but with a more rapid time to detectable drug levels. In October 2006, we announced positive results from a pilot pharmacokinetic study comparing our formulation of ZolpiMist™ to Ambien® tablets. In the study, 10 healthy male volunteers received ZolpiMist™ or Ambien® tablets in 5mg or 10mg doses. For fasting subjects, fifteen minutes after dosing, 80% of subjects using ZolpiMist™ achieved blood concentrations of greater than 20 ng/ml, compared to 33% of subjects in the 5mg Ambien® tablet group and 40% of subjects in the 10mg Ambien® tablet group. The difference between the oral spray groups and tablet groups was statistically significant ($p=0.016$). Twenty ng/ml is a level generally believed to approximate the lower limit of the therapeutic range for zolpidem. Additionally, drug concentrations were measured at five and ten minutes post-dosing. At these early time points, the oral spray groups achieved drug levels five-to-thirty times greater than subjects in the corresponding tablet groups. These differences were also statistically significant. ZolpiMist™ has the potential to provide patients with the meaningful benefit of faster onset of sleep as compared to existing sleep remedies should future studies validate the already completed Pilot PK study. We submitted the NDA for our zolpidem product candidate in the second half of 2007, and the FDA indicated acceptance of this NDA filing in January 2008. We may obtain final approval from the FDA by the fourth quarter of 2008.

Sumatriptan oral spray. Sumatriptan is the active ingredient in Imitrex® which is the largest selling migraine remedy marketed by GlaxoSmithKline, or GSK. A pilot PK study of our sumatriptan oral spray with 9 healthy subjects, completed in the second half of calendar 2004, suggested that the formulation achieved plasma concentrations of sumatriptan in the therapeutic range. In September 2006 we announced positive results from an additional pilot pharmacokinetic study, with our oral spray formulation of sumatriptan which demonstrated that sumatriptan oral spray achieves a statistically significant increase in absorption rate as compared with Imitrex® tablets. The rate of drug absorption is believed to be the most important predictor of the degree and speed of migraine relief. Sumatriptan oral spray was evaluated in a four-arm, crossover pharmacokinetic study comparing 50mg Imitrex® tablets to 20mg and 30mg of the oral spray in 10 healthy male volunteers under fasting conditions. At least 90% of subjects receiving sumatriptan oral spray had detectable drug levels at three minutes post-dosing, while at the same timepoint, only 10% of subjects receiving 50mg Imitrex® tablets had detectable drug levels. These differences are statistically significant. At 3 to 6 minutes post dosing, all oral spray groups had statistically significantly higher mean concentration levels compared to 50mg Imitrex® tablets. Using published data for the currently marketed Imitrex® nasal spray as a proxy for therapeutic blood levels, we observed that by 6 minutes post-dosing, 100% of the 20mg oral spray users achieved these critical plasma concentration levels while none of the subjects from the Imitrex® tablet group did so by this timepoint. This result was also statistically significant. Furthermore, the study indicates up to a 50% increase in relative bioavailability of oral spray in comparison to the Imitrex® tablet. Additionally, the pharmacokinetics of 20mg oral spray after a meal were evaluated. Sumatriptan oral spray was well tolerated.

While Imitrex® nasal spray was not included in this clinical study, the following represents a discussion of the results of our clinical study as compared to published data for Imitrex® nasal spray. Time to the first peak plasma concentration of sumatriptan -- which represents drug absorbed directly across the oral mucosa -- was approximately 70% faster with the 20mg oral spray than what has been reported in the literature for the same dose of the Imitrex® nasal spray (6 min. vs. 20 min.). The mean concentration level achieved during this critical first phase of absorption is approximately 30% greater for the oral spray than what was observed in published studies of the nasal spray (10.9 ng/mL vs. 8.5 ng/mL). Relative bioavailability after administration of 20mg oral spray appears to be greater than published estimates for the same dose of the Imitrex® nasal spray.

Sumatriptan oral spray may provide clinical benefits to migraine sufferers including, possibly, faster relief than Imitrex® tablets as well as greater tolerability than triptan nasal sprays. Further, if proven to be safe and effective, sumatriptan oral spray may be attractive to patients who have trouble taking oral medications due to nausea and vomiting caused by the migraine attack. Previously, we were targeting an NDA submission for our sumatriptan product candidate in the first half of calendar 2008; however, due primarily to funding constraints, at the present time, we are unable to make predictions for this program relative to sufficient funding, timing, future strategic partnerships, regulatory pathway or approval with the FDA. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including sumatriptan, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Tizanidine oral spray. Tizanidine is indicated for the treatment of spasticity, a symptom of several neurological disorders, including multiple sclerosis, spinal cord injury, stroke and cerebral palsy, which leads to involuntary tensing, stiffening and contracting of muscles. Tizanidine treats spasticity by blocking nerve impulses through pre-synaptic inhibition of motor neurons. This method of action results in decreased spasticity without a corresponding reduction in muscle strength. Because patients experiencing spasticity may have difficulty swallowing the tablet formulation of the drug, our tizanidine oral spray may provide patients suffering from spasticity with a very convenient solution to this serious treatment problem. We were previously targeting an NDA submission for our tizanidine product candidate in calendar 2008. However, in June 2007, we announced our near-term clinical development strategy and our intention to focus the majority of our research and development resources on our two lead product candidates, zolpidem and sumatriptan oral spray. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including tizanidine, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Ropinirole oral spray. Ropinirole is indicated for the treatment of the signs and symptoms of idiopathic Parkinson's disease. Ropinirole oral spray is ideal for the geriatric population who may be suffering from dysphagia (difficulty swallowing); 85% of sufferers of Parkinson's are 65 years of age or older and it is estimated that 45% of elderly people have some difficulty in swallowing. Our formulation of ropinirole oral spray may represent a more convenient way for the patient or healthcare provider to deliver ropinirole to patients suffering stiffness and/or tremors. We were previously targeting an NDA submission for our ropinirole product candidate in calendar 2008. However, in June 2007, we announced our near-term clinical development strategy and our intention to focus the majority of our research and development resources on our two lead product candidates, zolpidem and sumatriptan oral spray. Furthermore, during the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, including ropinirole, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities.

Zensana™ (ondansetron oral spray). Ondansetron is the active ingredient in Zofran®, the leading anti-emetic marketed by GSK. Through July 31, 2007, this product candidate was licensed to Hana Biosciences, who was overseeing all clinical development and regulatory approval activities for this product in the U.S. and Canada. On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. In addition, we entered into an Amended and Restated License Agreement with Hana Biosciences, pursuant to which Hana Biosciences relinquished its right to pay reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock we acquired in connection with execution of the original license agreement with Hana Biosciences. Par has announced that it expects to complete clinical development on the revised formulation of Zensana™ during 2008, and expects to submit a new NDA for Zensana™ by the end of 2008.

In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006 and such NDA was accepted for review by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA.

We will receive a milestone payment from Hana Biosciences upon final approval from the FDA. In addition, we will receive double-digit royalty payments based upon a percentage of net sales. We retain the rights to our ondansetron oral spray outside of the U.S. and Canada.

Propofol oral spray. Propofol is the active ingredient in Diprivan®, a leading intravenous anesthetic marketed by AstraZeneca. We continue to support our partner, Manhattan Pharmaceuticals, Inc., or Manhattan Pharmaceuticals, who will oversee all clinical development and regulatory approval for this product candidate. On July 10, 2007, Manhattan Pharmaceuticals announced its intention to pursue appropriate sub-licensing opportunities for this product candidate.

Veterinary. Our veterinary initiatives are being carried out largely by our partner, Velcera, Inc., or Velcera. In June 2007, Velcera announced that it had entered into a global license and development agreement with Novartis Animal Health. The agreement calls for Novartis Animal Health to develop, register and commercialize a novel canine product utilizing Velcera's Promist™ platform, which is based on our patented oral spray technology.

As discussed above, certain of our product candidates are in early stages of clinical development and some are in preclinical testing. These product candidates are continuously evaluated and assessed and are often subject to changes in formulation and technology. As a result, these product candidates are subject to a more difficult, time-consuming and expensive regulatory path in order to commence and complete the preclinical and clinical testing of these product candidates as compared to other product candidates in later stages of development.

CRITICAL ACCOUNTING POLICIES

USE OF ESTIMATES - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. This requires our management to make estimates about the future resolution of existing uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses which in the normal course of business are subsequently adjusted to actual results. Actual results could differ from such estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

REVENUE RECOGNITION – We receive revenue from consulting services and license agreements. Consulting revenues from contract clinical research are recognized in the period in which the services are rendered, provided that collection is reasonably assured. Upfront license agreement payments are initially deferred and subsequently amortized into revenue over the contractual period. Milestone payments related to license agreements are recognized as revenue when earned.

VALUATION OF LONG-LIVED ASSETS – We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets of the Company as of December 31, 2007 were represented by property and equipment, as the Company has no intangible assets on its balance sheet. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends; and
- significant decrease in the market value of the assets.

The impairment test is based upon a comparison of the estimated undiscounted cash flows to the carrying value of the long-lived assets. If we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on projected discounted cash flows. The cash flow estimates used to determine the impairment, if any, contain management's best estimate using appropriate assumptions and projections at that time. Net long-lived property and equipment as of December 31, 2007 was $2.0 million. The Company reviewed its long-lived property and equipment as of December 31, 2007, and has determined that their estimated fair value exceeds the carrying amount of such assets; therefore, the Company has not recognized an impairment loss for its long-lived property and equipment.

STOCK-BASED COMPENSATION – In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," SFAS 123R, which revises "Accounting for Stock-Based Compensation," SFAS 123 and superseded Accounting Principles Board APB Opinion No. 25, "Accounting for Stock Issued to Employees," APB 25, which provided for the use of the intrinsic value method of accounting for employees stock options. SFAS 123R required all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first quarter of the first annual reporting period that began after June 15, 2005. Under SFAS 123R, the use of the intrinsic value method and pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition.

We have adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), "Share-Based Payment," or SFAS 123R, effective August 1, 2005 and have selected the Black-Scholes method of valuation for share-based compensation. SFAS 123R requires that compensation cost be recorded as earned for all unvested stock options outstanding at the beginning of the first quarter of adoption of SFAS 123R and for all options granted after the date of adoption. The charge is being recognized in research and development and consulting, selling, general and administrative expenses over the remaining service period after the adoption date based on the original estimate of fair value of the options as of the grant date. Using the fair value method required by SFAS 123R, for the years ended December 31, 2007 and 2006, we recorded share-based compensation of $910,000, or $0.02 per share, and $1,179,000, or $0.03 per share. For the five months ended December 31, 2006 and 2005, we recorded share-based compensation of approximately $498,000 or $0.01 per share and $520,000 or $0.01 per share, respectively. For the fiscal year ended July 31, 2006, we recorded share-based compensation expense of approximately $1.2 million or $0.03 per share. Share-based compensation for the year ended December 31, 2007 included a $0.5 million credit relating to the modification and accelerated vesting of stock options issued to our former President and CEO, Dr. Jan Egberts. We will continue to incur share-based compensation charges in future periods. As of December 31, 2007, unamortized stock-based compensation expense of $2.0 million remains to be recognized, which is comprised of $1.2 million related to non-performance based stock options to be recognized over a weighted average period of 1.4 years, $0.1 million related to restricted stock to be recognized over a weighted average period of 1.9 years, and $0.7 million related to performance-based stock options which vest upon reaching certain milestones. Expenses related to the performance-based stock options will be recognized if and when the Company determines that it is probable that the milestone will be reached.

As a result of cashless exercise provisions in our employee stock option agreements, the Company used variable accounting treatment under the Financial Accounting Standards Board's Interpretation 44, for issued and outstanding stock options from January 2002 through July 2005. On October 20, 2004, the Company's Board of Directors rescinded the cashless exercise provision for all of the Company's outstanding option grants. Through July 31, 2005, variable plan accounting continued to be applied for approximately 310,000 outstanding options, for which option exercise prices were modified from the original agreement.

The following table illustrates the pro forma effect on the Company's net loss and net loss per common share as if the Company had adopted the fair-value-based method of accounting for share-based compensation under SFAS 123 (R) for the fiscal year ended July 31, 2005:

	July 31, 2005
Net loss – as reported	$ (9,450,000)
Compensation credit resulting from variable plan accounting	(106,000)
Total share-based employee compensation expense using the fair value based method for all awards	(854,000)
Pro forma net loss	$ (10,410,000)
Basic and diluted net loss per common share:	
As reported	$ (0.27)
Pro forma net loss	(0.30)

The fair values of options granted during the fiscal year ended July 31, 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 4.0%, dividend yield of 0.0%, volatility factors of the expected market price of the Company's common stock of 66%, and an expected life of the options of five to ten years.

RESEARCH AND DEVELOPMENT EXPENSES - Research and development costs are expensed as incurred.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006 (UNAUDITED)

License fees and milestone fees earned from related parties for the year ended December 31, 2007 were $469,000, as compared to $3.2 million for the unaudited fiscal year ended December 31, 2006. The decrease is primarily due to non-recurring milestone payments received in connection with our license and development agreement with Hana Biosciences in the year ended December 31, 2006.

Consulting revenues from related parties for the year ended December 31, 2007 were $0, as compared to $118,000 for the year ended December 31, 2006. The decrease is due to lower revenue from Velcera for veterinary products. We are not currently performing any development work for Velcera.

Research and development expenses for the year ended December 31, 2007 were $11,940,000 as compared to $6,589,000 for the year ended December 31, 2006. Research and development costs consist primarily of salaries and benefits, contractor and consulting fees, clinical drug supplies of preclinical and clinical development programs, consumable research supplies and allocated facility and administrative costs. Below is a summary of our research and development expenses for the years ended December 31, 2007 and December 31, 2006 (unaudited).

	Fiscal Year Ended	
	December 31, 2007	December 31, 2006
		(Unaudited)
NitroMist™	$ 558,000	$ 1,331,000
Zolpidem	5,669,000	1,719,000
Sumatriptan	813,000	394,000
Zensana™	213,000	—
Propofol	—	—
Tizanidine	75,000	161,000
Ropinirole	3,000	58,000
Other research and development costs	1,763,000	1,110,000
Internal costs	2,847,000	1,816,000
Total research and development expenses	$11,940,000	$ 6,589,000

In the preceding table, research and development expenses are set forth in the following categories:

- NitroMist™, Zolpidem, Sumatriptan, Tizanidine and Ropinirole - third-party direct project expenses relating to the development of the respective product candidates. The majority of our research and development resources were devoted to our zolpidem and sumatriptan product candidates. During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. As of the current date, we have not yet secured additional financing, and have therefore not resumed clinical development activity. There can be no assurances that we will be able to secure additional capital, and as a result, there can be no assurances as to whether, and when, we will be able to resume our clinical development activities;

- Zensana™ and Propofol - third-party direct project expenses relating to the development of Zensana™ and our Propofol product candidate. As our partners for the Propofol product candidate, Manhattan Pharmaceuticals, and for Zensana™, Par, are overseeing all clinical development and regulatory approval activities, we do not expect to devote a significant amount of resources to these product candidates. In light of Hana Biosciences' announcements in February 2007 and March 2007 regarding the status of Zensana™, as described above, we devoted resources to this project during the three months ended March 31, 2007, including approximately $204,000 in third-party costs;

- Other research and development costs – direct expenses not attributable to a specific product candidate; and

- Internal costs – costs related primarily to personnel and overhead. We do not allocate these expenses to specific product candidates as these costs relate to all research and development activities.

Research and development expenses in the year ended December 31, 2007 increased primarily as a result of the following items:

- $3,950,000 increase primarily related to product development costs for our Zolpidem product candidate, including costs for clinical trials, manufacturing preparedness and other NDA preparatory costs;

- $419,000 increase primarily related to product development costs for our Sumatriptan product candidate, including costs for clinical trials and manufacturing preparedness;

- $1,031,000 increase in internal costs primarily due to an increase in payroll and other compensation costs as of result of research and development related higher headcount; and

- $773,000 decrease in costs associated with our NitroMist™ product candidate primarily due to process validation and method transfer activities in the year ended December 31, 2006, which did not recur in the year ended December 31, 2007.

General and administrative expenses for the year ended December 31, 2007 were $6,716,000 as compared to $6,955,000 for the year ended December 31, 2006. General and administrative expenses consist primarily of salaries and related expenses for executive, finance, legal and other administrative personnel, recruitment expenses, professional fees and other corporate expenses. The slight decrease in general and administrative expenses is primarily attributable to lower stock compensation charges and a greater proportion of payroll associated with research and development activities, partially offset by higher legal expenses.

Primarily as a result of the factors described above, total expenses for the year ended December 31, 2007 were $18,656,000, as compared to $13,544,000 for the year ended December 31, 2006.

Other Loss, net for the year ended December 31, 2007 is comprised of the following items:

	December 31, 2007
Other than temporary impairment of investment in marketable equity security	$ (360,000)
Loss from return of investment in marketable equity security to issuer	(140,000)
Write-off of deferred revenue relating to investment in marketable equity security	434,000
Total Other Loss, net	$ (66,000)

- $360,000 non-cash charge recorded to write-down our investment in Hana Biosciences as we determined that the decline in market value was other than temporary;

- $140,000 non-cash charge to account for the return of Hana Biosciences' shares, as a result of the Amended and Restated License Agreement with Hana Biosciences; and

- $434,000 benefit to write-off the remaining deferred revenue related to the shares received Hana Biosciences.

Interest income for the year ended December 31, 2007 was $632,000, as compared to $337,000 for the year ended December 31, 2006 due to higher average cash and short-term investment balances.

Income tax benefit for the year ended December 31, 2007 was $658,000, as compared to $467,000 for the year ended December 31, 2006. These increased income tax benefits resulted from the sale of our New Jersey Net Operating Losses.

The resulting net loss for the year ended December 31, 2007 was $16,963,000, as compared to $9,460,000 for the year ended December 31, 2006.

FIVE MONTHS ENDED DECEMBER 31, 2006 AND 2005 (UNAUDITED)

License fees and milestone fees earned from related parties for the five months ended December 31, 2006 were $2,067,000, as compared to $568,000 for the unaudited five months ended December 31, 2005. The increase is primarily due to milestone payments received in connection with our license and development agreements for Zensana™ with Hana Biosciences and NitroMist™ with Par Pharmaceuticals.

Consulting revenues from related parties for the five months ended December 31, 2006 were $0 as compared to $109,000 for the five months ended December 31, 2005. The decrease is primarily attributable to lower levels of revenue from Velcera related to veterinary products.

Research and development expenses for the five months ended December 31, 2006 were $3,396,000, as compared to $2,082,000 for the five months ended December 31, 2005. Research and development costs consist primarily of salaries and benefits, contractor and consulting fees, clinical drug supplies of preclinical and clinical development programs, consumable research supplies and allocated facility and administrative costs. Below is a summary of our research and development expenses for the five months ended December 31, 2006 and 2005.

	2006	2005 (Unaudited)
NitroMist™	$ 602,000	$ 355,000
Zolpidem	1,216,000	380,000
Sumatriptan	109,000	118,000
Zensana™	—	221,000
Propofol	—	—
Alprazolam	—	—
Tizanidine	161,000	—
Ropinirole	43,000	—
Other research and development costs	467,000	283,000
Internal costs	798,000	725,000
Total research and development expenses	$ 3,396,000	$ 2,082,000

In the preceding table, research and development expenses are set forth in the following categories:

- NitroMist™, Zolpidem, Sumatriptan, Tizanidine and Ropinirole - third-party direct project expenses relating to the development of the respective product candidates. We expect to devote the majority of our research and development resources to our zolpidem and sumatriptan product candidates and expect that costs associated with these product candidates should increase in future periods;

- Zensana™ and Propofol - third-party direct project expenses relating to the development of Zensana™. As our partners, Hana Biosciences and Manhattan Pharmaceuticals, are overseeing all clinical development and regulatory approval activities for these product candidates, we do not expect to devote a significant amount of resources to these product candidates;

- Alprazolam – third-party direct project expenses relating to the development of our alprazolam oral spray product candidate. We have determined that, in order to devote sufficient resources to other product candidates, it is appropriate to defer further efforts on alprazolam;

- Other research and development costs – direct expenses not attributable to a specific product candidate; and

- Internal costs – costs related primarily to personnel and overhead. We do not allocate these expenses to specific product candidates as these costs relate to all research and development activities.

Research and development expenses in the five months ended December 31, 2006 increased primarily as a result of the following items:

- $247,000 increase related to the establishment of a reserve for certain raw materials and process validation batches for our NitroMist™ product candidate;

- $836,000 increase primarily related to product development and clinical trial costs for our zolpidem product candidate;

- $161,000 increase primarily related to product development costs for our tizanidine product candidate; and

- $221,000 decrease related to clinical trail material costs for Zensana™ incurred during the five months ended December 31, 2005. Such costs did not recur during the five months ended December 31, 2006.

Consulting, selling, general and administrative expenses for the five months ended December 31, 2006 were $3,123,000 as compared to $3,347,000 for the five months ended December 31, 2005. Consulting, selling, general and administrative expenses consist primarily of salaries and related expenses for executive, finance, legal and other administrative personnel, recruitment expenses, professional fees and other corporate expenses. The decrease in consulting, selling, general and administrative costs is primarily related to lower payroll and other personnel related costs during the period, partially offset by higher costs associated with external consultants.

Total costs and expenses for the five months ended December 31, 2006 were $6,519,000 as compared to $5,429,000 for the five months ended December 31, 2005 primarily due to the increase in research and development expenses, partially offset by the decrease in selling general and administrative expenses noted above.

Interest income for the five months ended December 31, 2006 was $180,000 as compared to $67,000 for the five months ended December 31, 2005 due to higher average cash and short-term investment balances and a general increase in interest rates.

Income tax benefit for the five months ended December 31, 2006 was $467,000 as compared to $256,000 for the five months ended December 31, 2005. These increased income tax benefits resulted from the sale of our New Jersey Net Operating Losses.

The resulting net loss for the five months ended December 31, 2006 was $3,805,000 as compared to $4,429,000 for the five months ended December 31, 2005.

FISCAL YEARS ENDED JULY 31, 2006 AND 2005

License fees and milestone fees earned from related parties for the fiscal year ended July 31, 2006 were $1,622,000, as compared to $141,000 for the fiscal year ended July 31, 2005. The increase is primarily due to milestone payments received in connection with our license and development agreement for ondansetron with Hana Biosciences.

Consulting revenues from related parties for the fiscal year ended July 31, 2006 were $228,000 as compared to $298,000 for the fiscal year ended July 31, 2005. The decrease is primarily attributable to lower levels of revenue from Velcera and Manhattan Pharmaceuticals, related to veterinary products and propofol, respectively.

Research and development expenses for the fiscal year ended July 31, 2006 were $5,275,000, as compared to $3,826,000 for the fiscal year ended July 31, 2005. Research and development costs consist primarily of salaries and benefits, contractor and consulting fees, clinical drug supplies of preclinical and clinical development programs, consumable research supplies and allocated facility and administrative costs. Below is a summary of our research and development expenses for the fiscal years ended July 31, 2006 and 2005.

	2006	2005
NitroMist™	$ 1,084,000	$ 689,000
Zolpidem	883,000	116,000
Sumatriptan	403,000	186,000
Zensana™	221,000	99,000
Propofol	—	—
Alprazolam	—	238,000
Tizanidine	—	—
Ropinirole	15,000	—
Other research and development costs	926,000	385,000
Internal costs	1,743,000	2,113,000
Total research and development expenses	$ 5,275,000	$ 3,826,000

In the preceding table, research and development expenses are set forth in the following categories:

- NitroMist™, Zolpidem, Sumatriptan, Tizanidine and Ropinirole - third-party direct project expenses relating to the development of the respective product candidates. We expect to devote the majority of our research and development resources to our zolpidem and sumatriptan product candidates and expect that costs associated with these product candidates should increase in future periods;

- Zensana™ and Propofol - third-party direct project expenses relating to the development of Zensana™. As our partners, Hana Biosciences and Manhattan Pharmaceuticals, are overseeing all clinical development and regulatory approval activities for these product candidates, we do not expect to devote a significant amount of resources to these product candidates;

- Alprazolam – third-party direct project expenses relating to the development of our alprazolam oral spray product candidate. We have determined that, in order to devote sufficient resources to other product candidates, it is appropriate to defer further efforts on alprazolam;

- Other research and development costs – direct expenses not attributable to a specific product candidate; and

- Internal costs – costs related primarily to personnel and overhead. We do not allocate these expenses to specific product candidates as these costs relate to all research and development activities.

Research and development expenses in the fiscal year ended July 31, 2006 increased primarily as a result of the following items:

- $395,000 increase related to process validation and method transfer activities for our NitroMist™ product candidate;

- $767,000 increase primarily related to product development costs for our zolpidem product candidate;

- $217,000 increase primarily related to product development costs for our sumatriptan product candidate;

- $541,000 increase related to other research and development costs primarily as a result of higher lab supplies expense;

- $238,000 decrease related to our alprazolam product candidate as we have decided to defer further efforts on this product candidate; and

- $370,000 decrease related to internal costs primarily as a result of lower headcount in the fiscal year ended July 31, 2006, as compared to the fiscal year ended July 31, 2005.

Consulting, selling, general and administrative expenses for the fiscal year ended July 31, 2006 were $7,179,000 as compared to $6,391,000 for the fiscal year ended July 31, 2005. Consulting, selling, general and administrative expenses consist primarily of salaries and related expenses for executive, finance, legal and other administrative personnel, recruitment expenses, professional fees and other corporate expenses. The increase in consulting, selling, general and administrative costs is primarily related to the following items:

- $1,038,000 non-cash charge in the fiscal year ended July 31, 2006 for stock-compensation expense;

- $440,000 decrease in outside legal costs; and

- $307,000 decrease attributable to a non-cash charge recorded in the fiscal year ended July 31, 2005 for restricted shares of our common stock awarded to a consultant.

Total costs and expenses for the fiscal year ended July 31, 2006 were $12,454,000 as compared to $10,217,000 for the fiscal year ended July 31, 2005 primarily due to the net increases in research and development and selling general and administrative expenses noted above.

Interest income for the fiscal year ended July 31, 2006 was $224,000 as compared to $87,000 for fiscal year ended July 31, 2005 due to a general increase in interest rates.

Income tax benefit for the fiscal year ended July 31, 2006 was $256,000 as compared to $241,000 for the fiscal year ended July 31, 2005. These benefits resulted from the sale of our New Jersey Net Operating Losses.

The resulting net loss for the fiscal year ended July 31, 2006 was $10,084,000 as compared to $9,450,000 for the fiscal year ended July 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

From our inception, our principal sources of capital have been consulting revenues, private placements and public offerings of our securities, as well as loans and capital contributions from our principal stockholders. We have had a history of recurring losses, giving rise to an accumulated deficit as of December 31, 2007 of $65,243,000, as compared to $48,280,000 as of December 31, 2006. We have had negative cash flow from operating activities of $15,240,000 for the year ended December 31, 2007, $1,782,000 for the five-months ended December 31, 2006, $8,855,000 for the fiscal year ended July 31, 2006, and $6,258,000 for the fiscal year ended July 31, 2005. As of December 31, 2007, we had working capital of $3,811,000, as compared to $18,686,000 as of December 31, 2006, representing a net decrease in working capital of approximately $14,875,000. As explained further below, such decrease is primarily attributable to a net decrease in cash, short-term investments and investment in marketable equity security and an increase in accounts payable.

Net cash used in operating activities was $15,240,000 for the year ended December 31, 2007, as compared to $6,764,000 for the year ended December 31, 2006. The $8,476,000 increase is primarily due to the following:

- $7,503,000 increase in net loss in the year ended December 31, 2007 compared with the year ended December 31, 2006. As more fully described above, the increase in the net loss is primarily due to a decrease in revenues and an increase in total expenses;

- $628,000 decrease in deferred revenue for the year ended December 31, 2007, as compared to a $162,000 decrease for the year ended December 31, 2006. Such fluctuation is attributable to the write-off and recognition in the statement of operations of deferred revenue associated with the Hana Biosciences' shares and upfront license payments from Par during the fiscal year ended December 30, 2007;

- $574,000 increase in prepaid expenses and other current assets for the year ended December 31, 2007, as compared to a $66,000 increase for the year ended December 31, 2006. Such fluctuation is attributable to an increase in prepaid supplies associated with increased clinical and manufacturing activities for our key products, zolpidem and sumatriptan; and

- $500,000 non-cash charge in the year ended December 31, 2007 related to the write-down and subsequent return to issuer of an investment in Hana Biosciences, offset by a $551,000 non-cash charge in the year ended December 31, 2006 for an increase to the reserve for inventory.

Net cash provided by investing activities was approximately $3,612,000 for the year ended December 31, 2007, as compared to $2,710,000 used in investing activities for the year ended December 31, 2006. The difference is primarily a result of higher net maturities of short-term investments in the year ended December 31, 2007.

Cash provided by financing activities was approximately $1,426,000 for the year ended December 31, 2007, as compared to $22,821,000 for the year ended December 31, 2006. The $21,395,000 decrease is primarily attributable to the year ended December 31, 2006 including $22,342,000 of net proceeds from private placements we completed in April 2006 and December 2006, as compared to the year ended December 31, 2007 including the remaining $1,395,000 of net proceeds received in January 2007 from the private placement we completed in December 2006.

Until and unless our operations generate significant revenues and cash flow, we will attempt to continue to fund operations from cash on hand and through the sources of capital described below. Our long-term liquidity is contingent upon achieving sales and positive cash flows from operating activities, and/or obtaining additional financing. The most likely sources of financing include private placements of our equity or debt securities or bridge loans to us from third-party lenders, license payments from current and future partners, and royalty payments from sales of approved drugs by partners. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. On December 27, 2006, we completed a private placement of our common stock and warrants to purchase shares of common stock in which we received gross proceeds of $14.2 million and approximate net proceeds of $13.1 million, of which $11.7 million was received in December 2006 and $1.4 million was received in January 2007.

During the fourth quarter 2007, we significantly reduced clinical development activities on our product candidate pipeline, as we did not believe that we had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, we require capital to sustain our existing organization until such time as clinical activities can be resumed. Given the current level of spending, we estimate that we will have sufficient cash on hand to fund operations through the middle of the second calendar quarter, 2008. Funding for the Company's future development activities could be secured through new strategic partnerships and/or the sale of our common stock or other securities. There can be no assurance that such capital will be available to us in a timely manner or on favorable terms, if at all. There are a number of risks and uncertainties related to our attempt to complete a financing or strategic partnering arrangement that are outside our control. We may not be able to obtain additional financing on terms acceptable to us, or at all. If we are unsuccessful at obtaining additional financing as needed, we may be required to significantly curtail or cease operations. We will need additional financing thereafter until we achieve profitability, if ever.

Our audited financial statements for the fiscal year ended December 31, 2007, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and do not have a history of earnings. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in the Company.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

CONTRACTUAL OBLIGATIONS

The following table sets forth our aggregate contractual cash obligations as of December 31, 2007.

			Payments Due By Period		
	Total	<1 year	1-3 years	3-5 years	5 years +
Capital leases	$ 312,000	$ 164,000	$ 144,000	$ 4,000	$ —
Operating leases	2,049,000	343,000	732,000	731,000	243,000
Consulting agreement	223,000	223,000	—	—	—
Employment agreements	1,417,000	824,000	593,000	—	—
Total contractual cash obligations	$ 4,001,000	$ 1,554,000	$ 1,469,000	$ 735,000	$ 243,000

We expect to continue to incur substantial additional operating losses from costs related to the continued development of our product candidates, clinical trials, and administrative activities. For a full discussion of risks and uncertainties regarding our need for additional financing, see Item 1A. "Risk Factors-We will Require Significant Capital for Product Development and Commercialization."

On September 13, 2007, in connection with his resignation, Dr. Egberts and the Company entered into a Separation, Consulting and General Release Agreement (the "Agreement"). Under the terms of the Agreement, Dr. Egberts will provide the Company with certain consulting services, not to exceed forty (40) hours in any calendar month, for a period of twelve (12) months, ending July 25, 2008 (the "Term"). Dr. Egberts shall receive fees for such services at a rate of $363,000 per annum, payable in equal bi-weekly installments during the Term. In addition, options previously granted to Dr. Egberts which were outstanding as of July 25, 2007 but not otherwise vested and exercisable, immediately vested and became exercisable under the Agreement and shall remain outstanding until the expiration of the Term. The Agreement contains customary provisions concerning confidentiality and non-competition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We invest primarily in short-term, highly-rated investments, including U.S. government securities and certificates of deposit guaranteed by banks. Our market risk exposure consists principally of exposure to changes in interest rates. Because of the short-term maturities of our investments, however, we do not believe that a decrease in interest rates would have a significant negative impact on the value of our investment portfolio.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required by this Item are included as a separate section of this report commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A(T). CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures or controls and other procedures that are designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, or Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's, or SEC, rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that a company files or submits under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as of December 31, 2007, our disclosure controls and procedures were effective at providing reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act and is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on its evaluation, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Controls over Financial Reporting

During the fourth quarter 2007, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(e) and Rule 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Certain of the information required to be disclosed by this Item with respect to our executive officers is set forth under the caption "Executive Officers and Directors" contained in Part I, Item 1 of this Annual Report on Form 10-K.

Certain information required to be disclosed by this Item about our board of directors is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Election of Directors," and "Board of Directors and Committees" contained in our definitive proxy statement for our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

Information required to be disclosed by this Item about the Section 16(a) compliance of our directors and executive officers is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive proxy statement for our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

Information required to be disclosed by this Item about our board of directors, the audit committee of our board of directors, our audit committee financial expert, our Business Conduct Policy, and other corporate governance matters is incorporated in this Annual Report on Form 10-K by reference from the section entitled "Meetings and Committees of our Board" contained in our definitive proxy statement related to our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

The text of our Business Conduct Policy, which applies to all of our directors, officers and employees is posted in the "Corporate Governance" section of our website, www.novadel.com. A copy of the Business Conduct Policy can be obtained free of charge on our website or can be obtained and will be provided to any person without charge upon written request to our Corporate Secretary at our executive offices, 25 Minneakoning Road, Flemington, New Jersey 08822. We intend to disclose on our website any amendments to, or waivers from, our Business Conduct Policy that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and American Stock Exchange.

ITEM 11. EXECUTIVE COMPENSATION.

Incorporated by reference to "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards," "Option Exercises and Stock Vested," "Potential Payments Upon Termination" and "Directors Compensation" and "Compensation Committee Interlocks and Insider Participants" contained in our definitive proxy statement related to our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Incorporated by reference to "Stock Ownership of Directors, Management and Certain Beneficial Owners" contained in our definitive proxy statement related to our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Incorporated by reference to "Certain Relationships and Related Transactions" and "Independence of Directors" contained in our definitive proxy statement related to our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Incorporated by reference to "Independent Registered Public Accounting Firm's Fee Summary" contained in our definitive proxy statement related to our annual meeting of stockholders scheduled to be held in June 2008, which we intend to file within 120 days of the end of our fiscal year (December 31, 2007).

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements and Schedules:

1. Financial Statements

The following financial statements and report of independent registered public accounting firm are included herein:

2. Financial Statement Schedules

Not applicable.

3. List of Exhibits

INDEX TO EXHIBITS

The following exhibits are included with this Annual Report on Form 10-K. All management contracts or compensatory plans or arrangements are marked with an asterisk.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
3.1	Restated Certificate of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-QSB, as filed with the SEC on June 14, 2004
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
3.3	Amended and Restated By-laws of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, as filed with the SEC on September 9, 2005
4.1	Form of Class C Warrant for the Purchase of Shares of Common Stock	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 12, 2004
4.2	Form of Warrant issued to certain accredited investors and placement agents	Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K, as filed with the SEC on April 17, 2006
4.3	Form of Warrant issued to certain accredited investors and the placement agent	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2007
10.1*	1992 Stock Option Plan	Incorporated by reference to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.2*	Form of Incentive Stock Option Agreement under the 1992 Stock Option Plan	Incorporated by reference to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.3*	1997 Stock Option Plan	Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.4*	Form of Non-Qualified Option Agreement under the 1997 Stock Option Plan	Incorporated by reference to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.5*	1998 Stock Option Plan	Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, as filed with the SEC on June 18, 2004 (File No. 333-116665)
10.6*	Form of Stock Option Agreement under the 1998 Stock Option Plan	Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, as filed with the SEC on June 18, 2004 (File No. 333-116665)
10.7*	Form of Non-Qualified Stock Option Agreement	Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, as filed with the SEC on June 18, 2004 (File No. 333-116665)

10.8	Common Stock and Warrant Purchase Agreement, dated December 12, 2001, by and among the Company and certain purchasers	Incorporated by reference to Exhibit A to the Schedule 13D as filed by Lindsay A. Rosenwald with the SEC on December 21, 2001
10.9	Amendment No. 1, dated January 6, 2002, to the Common Stock and Warrant Purchase Agreement dated December 12, 2001 between the Company and certain purchasers	Incorporated by reference to Exhibit 10.25 to the Company's Registration Statement of Form SB-2, as filed with the SEC on April 15, 2002 (File No. 333-86262)
10.10	Lease Agreement, dated March 19, 2003, by and between the Company and Macedo Business Park, II, L.L.C.	Incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 2003, as filed with the SEC on June 19, 2003
10.11	Amendment Number 1 to Lease Agreement dated March 19, 2003 between Macedo Business Park, II, L.L.C. and the Company, dated as of March 19, 2003	Incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 2003, as filed with the SEC on June 19, 2003
10.12	License and Development Agreement, effective as of April 4, 2003, by and between the Company and Manhattan Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-KSB, as filed with the SEC on March 11, 2004
10.13	Development, Manufacturing and Supply Agreement, dated July 28, 2004, by and between the Company and Par Pharmaceutical, Inc.	Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-KSB, as filed with the SEC on November 15, 2004
10.14	Second Amendment to License and Development Agreement, dated as of June 22, 2004, by and between the Company and the Veterinary Company, Inc.	Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-KSB, as filed with the SEC on November 15, 2004
10.15*	Employment Agreement, dated as of May 23, 2003, by and between the Company and Barry Cohen	Incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-QSB for the period ending April 30, 2003, as filed with the SEC on June 19, 2003
10.16*	Disclosure and Release Agreement Related to the Exchange of Non-Plan Options for Stock Options under the NovaDel Pharma Inc. 1998 Stock Option Plan by and between the Company and Thomas E. Bonney	Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, as filed with the SEC on August 2, 2005
10.17*	Disclosure and Release Agreement Related to the Exchange of Non-Plan Options for Stock Options under the NovaDel Pharma Inc. 1998 Stock Option Plan by and between the Company and William F. Hamilton	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on August 2, 2005
10.18*	Disclosure and Release Agreement Related to the Exchange of Non-Plan Options for Stock Options under the NovaDel Pharma Inc. 1998 Stock Option Plan by and between the Company and Charles Nemeroff	Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, as filed with the SEC on August 2, 2005
10.19*	Employment Agreement, dated as of December 20, 2004, by and between the Company and Michael Spicer	Incorporated by reference to Exhibit 10.35 of the Company's Form 8-K, as filed with the SEC on December 23, 2004
10.20*	Amendment to Employment Agreement dated September 2, 2005, by and between the Company and Michael E.B. Spicer	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on September 9, 2005
10.21*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated July 28, 2005, by and between the Company and Thomas E. Bonney	Incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-KSB for the period ended July 31, 2005, as filed with the SEC on October 31, 2005

10.22*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated July 28, 2005, by and between the Company and William F. Hamilton	Incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-KSB for the period ended July 31, 2005, as filed with the SEC on October 31, 2005
10.23*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated July 28, 2005, by and between the Company and Charles Nemeroff	Incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-KSB for the period ended July 31, 2005, as filed with the SEC on October 31, 2005
10.24	Amendment No. 1 to License and Development Agreement dated as of August 8, 2005, by and between the Company and Hana Biosciences Inc.	Incorporated by reference to Exhibit 99.1 of the Company's Form 8-K, as filed with the SEC on August 12, 2005
10.25	Separation, Consulting and General Release Agreement effective as of July 25, 2007, by and between NovaDel Pharma Inc. and Jan H. Egberts, M.D.	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on September 20, 2007
10.26*	Nonqualified Stock Option Agreement dated September 26, 2005, by and between the Company and Jan H. Egberts, M.D.	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on September 28, 2005
10.27*	NovaDel Pharma Inc. 2006 Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on January 23, 2006
10.28*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated December 14, 2005, by and between the Company and J. Jay Lobell	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.29*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and Thomas Bonney	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.30*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and William Hamilton	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.31*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and Charles Nemeroff	Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.32*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and Steven Ratoff	Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.33	Form of Securities Purchase Agreement by and between the Company and certain accredited investors (with attached schedule of parties and terms thereto)	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on April 17, 2006
10.34	Registration Rights Agreement by and between the Company and certain accredited investors (with attached schedule of parties and terms thereto)	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on April 17, 2006
10.35	Placement Agent Agreement, dated March 15, 2006, by and between the Company, Griffin Securities, Inc. and Paramount BioCapital, Inc.	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on April 20, 2006

10.36*	Employment Agreement dated December 4, 2006 by and between the Company and David H. Bergstrom, Ph.D.	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the SEC on December 8, 2006
10.37*	Incentive Stock Option Award between the Company and David H. Bergstrom dated December 4, 2006	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the SEC on December 8, 2006
10.38*	Nonqualified Stock Option Award between the Company and David H. Bergstrom, dated December 4, 2006	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the SEC on December 8, 2006
10.39	Securities Purchase Agreement by and between the Company and certain accredited investors (with attached schedule of parties and terms thereto)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the SEC on January 4, 2007
10.40	Placement Agent Agreement, dated as of November 21, 2006, by and between the Company and Oppenheimer & Co., Inc.	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the SEC on January 4, 2007
10.41*	Employment Agreement dated February 22, 2007 by and between the Company and Deni M. Zodda, Ph.D.	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on form 8-K, as filed with the SEC on February 28, 2007
10.42*	Incentive Stock Option Award between the Company and Deni M. Zodda dated February 22, 2007	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the SEC on February 28, 2007
10.43*	Nonqualified Stock Option Award between the Company and Deni M. Zodda dated February 22, 2007	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the SEC on February 28, 2007
10.44*	Amendment No. 2 to Employment Agreement dated March 12, 2007 by and between the Company and Michael E. Spicer	Incorporated by reference to Exhibit 10.44 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
10.45*	Amendment 2007-1 to the NovaDel Pharma Inc. 1998 Stock Option Plan dated March 2, 2007	Incorporated by reference to Exhibit 10.45 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
10.46*	Amendment 2007-1 to the NovaDel Pharma Inc. 2006 Equity Incentive Plan dated March 2, 2007	Incorporated by reference to Exhibit 10.46 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
10.47	Amended and Restated License and Development Agreement, dated as of July 31, 2007, by and between NovaDel Pharma Inc. and HANA Biosciences, Inc.	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007.
10.48	Product Development and Commercialization Sublicense Agreement, dated as of July 31, 2007, by and among NovaDel Pharma Inc., HANA Biosciences and PAR Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, as filed with SEC on November 14, 2007.
10.49	Termination Agreement, dated as of July 31, 2007, by and between NovaDel Pharma Inc. and PAR Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007.
10.50*	Employment Agreement dated January 22, 2008, by and between the Company and Michael E. Spicer.	Filed herewith
21.1	Subsidiaries of the Registrant	The registrant has no subsidiaries
23.1	Consent of J.H. Cohn LLP	Filed herewith
31.1	Certification of Chief Executive Officer under Rule 13a-14(a)	Furnished herewith

31.2	Certification of Principal Financial Officer under Rule 13a-14(a)	Furnished herewith
32.1	Certifications of the Chief Executive Officer and Chief Financial Officer under 18 USC 1350	Furnished herewith

(b) Exhibits.

See Item 15(a)(3) above.

(c) Financial Statement Schedules.

See Item 15(a)(2) above.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaDel Pharma Inc.

Date: March 31, 2008

By: /s/ STEVEN B. RATOFF
Steven B. Ratoff
Chairman, Interim President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ STEVEN B. RATOFF Steven B. Ratoff	Chairman, Interim President and Chief Executive Officer (Principal Executive Officer)	March 31, 2008
/S/ MICHAEL E. SPICER Michael E. Spicer	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2008
/S/ MARK J. BARIC Mark J. Baric	Director	March 31, 2008
/S/ THOMAS E. BONNEY Thomas E. Bonney	Director	March 31, 2008
/S/ WILLIAM F. HAMILTON William F. Hamilton, Ph.D.	Director	March 31, 2008
/S/ J. JAY LOBELL J. Jay Lobell	Director	March 31, 2008
/S/ CHARLES NEMEROFF Charles Nemeroff	Director	March 31, 2008

INDEX TO FINANCIAL STATEMENTS

The following financial statements are included in Part II, Item 8:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and
Board of Directors
NovaDel Pharma Inc.

We have audited the accompanying balance sheets of NovaDel Pharma Inc. as of December 31, 2007 and December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2007, the five months ended December 31, 2006 and for the fiscal years ended July 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NovaDel Pharma Inc. as of December 31, 2007 and December 31, 2006, and its results of operations and cash flows for the year ended December 31, 2007, the five months ended December 31, 2006 and for the fiscal years ended July 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in the fiscal year ended July 31, 2006.

/s/ J.H. COHN LLP

Roseland, New Jersey
March 28, 2008

NOVADEL PHARMA INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2007 and DECEMBER 31, 2006

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 6,384,000	$ 16,586,000
Short-term investments	—	3,690,000
Investment in marketable equity security available for sale	—	466,000
Assets held for sale	492,000	518,000
Prepaid expenses and other current assets	1,146,000	572,000
Total Current Assets	8,022,000	21,832,000
Property and equipment, net	1,972,000	2,125,000
Other assets	369,000	359,000
TOTAL ASSETS	$ 10,363,000	$ 24,316,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	1,632,000	798,000
Accrued expenses and other current liabilities	2,267,000	2,061,000
Current portion of deferred revenue	148,000	162,000
Current portion of capitalized lease obligation	164,000	125,000
Total Current Liabilities	4,211,000	3,146,000
Non-current portion of deferred revenue	1,830,000	2,444,000
Non-current portion of capitalized lease obligation	148,000	128,000
Total Liabilities	6,189,000	5,718,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value:		
Authorized 1,000,000 shares, none issued	—	—
Common stock, $.001 par value:		
Authorized 200,000,000 shares, Issued 59,592,260 and 58,358,818 at December 31, 2007 and December 31, 2006, respectively	59,000	58,000
Additional paid-in capital	69,364,000	66,860,000
Accumulated deficit	(65,243,000)	(48,280,000)
Accumulated other comprehensive income (loss)	—	(34,000)
Less: Treasury stock, at cost, 3,012 shares	(6,000)	(6,000)
Total Stockholders' Equity	4,174,000	18,598,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,363,000	$ 24,316,000

See accompanying notes to financial statements.

NOVADEL PHARMA INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007, THE FIVE MONTHS ENDED DECEMBER 31, 2006, AND THE FISCAL YEARS ENDED JULY 31, 2006 AND 2005

	Year Ended December 31,		Five Months Ended December 31,		Year Ended July 31,	
	2007	2006	2006	2005	2006	2005
		(unaudited)		(unaudited)		
License Fees and Milestone Payments Earned from Related Parties	$ 469,000	$ 3,162,000	$ 2,067,000	$ 568,000	$ 1,662,000	$ 141,000
Consulting Revenues from Related Parties	—	118,000	—	109,000	228,000	298,000
Total Revenues	469,000	3,280,000	2,067,000	677,000	1,890,000	439,000
Research and Development Expenses	11,940,000	6,589,000	3,396,000	2,082,000	5,275,000	3,826,000
Consulting, Selling, General and Administrative Expenses	6,716,000	6,955,000	3,123,000	3,347,000	7,179,000	6,391,000
Total Expenses	18,656,000	13,544,000	6,519,000	5,429,000	12,454,000	10,217,000
Loss From Operations	(18,187,000)	(10,264,000)	(4,452,000)	(4,752,000)	(10,564,000)	(9,778,000)
Other Loss, net	(66,000)	—	—	—	—	—
Interest Income	632,000	337,000	180,000	67,000	224,000	87,000
Loss Before Income Tax Benefit	(17,621,000)	(9,927,000)	(4,272,000)	(4,685,000)	(10,340,000)	(9,691,000)
Income Tax Benefit	(658,000)	(467,000)	(467,000)	(256,000)	(256,000)	(241,000)
Net Loss	$(16,963,000)	$ (9,460,000)	$ (3,805,000)	$ (4,429,000)	$(10,084,000)	$ (9,450,000)
Basic and Diluted Loss Per Common Share	$ (.29)	$ (.20)	$ (.08)	$ (.11)	$ (.23)	$ (.27)
Weighted Average Number of Common Shares Used in Computation of Basic and Diluted Loss Per Common Share	59,497,000	46,732,000	49,522,000	40,619,000	43,000,000	34,808,000

See accompanying notes to financial statements.

NOVADEL PHARMA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007, THE FIVE MONTHS ENDED DECEMBER 31, 2006, AND THE FISCAL YEARS ENDED JULY 31, 2006 AND 2005

	Common Stock						
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
BALANCE, August 1, 2004	33,091,437	$ 33,000	$ 34,937,000	$ (24,941,000)	$ —	$ (6,000)	$ 10,023,000
Stock issued in connection with private placements, net of costs	6,733,024	7,000	6,302,000	—	—	—	6,309,000
Stock issued Hana Biosciences Inc. per license agreement	400,000	—	636,000	—	—	—	636,000
Stock issued for options and warrants exercised	172,857	—	219,000	—	—	—	219,000
Stock issued for services	200,000	1,000	306,000	—	—	—	306,000
Warrants issued for services	—	—	11,000	—	—	—	11,000
Impact of variable plan accounting	—	—	(106,000)	—	—	—	(106,000)
Net Loss	—	—	—	(9,450,000)	—	—	(9,450,000)
BALANCE, July 31, 2005	40,597,318	41,000	42,305,000	(34,391,000)	—	(6,000)	7,949,000
Share-based compensation expense	—	—	1,201,000	—	—	—	1,201,000
Stock issued in connection with private placements, net of costs	8,092,796	8,000	10,585,000	—	—	—	10,593,000
Stock issued for options and warrants exercised	433,755	—	326,000	—	—	—	326,000
Comprehensive income (loss):							
Unrealized gain on investment	—	—	—	—	60,000	—	60,000
Net loss	—	—	—	(10,084,000)	—	—	(10,084,000)
Total comprehensive loss	—	—	—	—	—	—	(10,024,000)
BALANCE, July 31, 2006	49,123,869	49,000	54,417,000	(44,475,000)	60,000	(6,000)	10,045,000
Share-based compensation expense	100,000	—	498,000	—	—	—	498,000
Stock issued in connection with private placement, net of costs	8,862,069	9,000	11,740,000	—	—	—	11,749,000
Stock issued for options and warrants exercised	272,880	—	205,000	—	—	—	205,000
Comprehensive income (loss):							
Unrealized loss on investment in marketable equity security	—	—	—	—	(94,000)	—	(94,000)
Net loss	—	—	—	(3,805,000)	—	—	(3,805,000)
Total comprehensive loss	—	—	—	—	—	—	(3,899,000)
BALANCE, December 31, 2006	58,358,818	58,000	66,860,000	(48,280,000)	(34,000)	(6,000)	18,598,000
Share-based compensation expense	—	—	910,000	—	—	—	910,000
Stock issued in connection with private placement, net of costs	961,914	1,000	1,394,000	—	—	—	1,395,000
Stock issued for options and warrants exercised	271,528	—	200,000	—	—	—	200,000
Reclassification of unrealized loss on investment in marketable security to realized loss	—	—	—	—	34,000	—	34,000
Net loss	—	—	—	(16,963,000)	—	—	(16,963,000)
BALANCE, December 31, 2007	59,592,260	$ 59,000	$ 69,364,000	$ (65,243,000)	$ —	$ (6,000)	$ 4,174,000

See accompanying notes to financial statements.

NOVADEL PHARMA INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007, THE FIVE MONTHS ENDED DECEMBER 31, 2006, AND THE FISCAL YEARS ENDED JULY 31, 2006 AND 2005

	Year Ended December 31,		Five Months Ended December 31,		Year Ended July 31,	
	2007	2006	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		(unaudited)		(unaudited)		
Net loss	$ (16,963,000)	$ (9,460,000)	$ (3,805,000)	$ (4,429,000)	$ (10,084,000)	$ (9,450,000)
Adjustments to reconcile net loss to net cash used in operating activities:						
Stock and warrants issued for services	—	—	—	—	—	318,000
Amortization of discount on short-term investments	(101,000)	(53,000)	(53,000)	—	—	—
Share-based compensation expense	910,000	1,179,000	498,000	520,000	1,201,000	—
Impact of variable plan accounting	—			—	—	(106,000)
Loss from return of investment in marketable security available for sale to issuer	140,000	—	—	—	—	—
Other than temporary impairment of investment in marketable equity security available for sale	360,000	—	—	—	—	—
Inventory reserve	—	551,000	551,000	—	55,000	—
Depreciation and amortization	685,000	667,000	286,000	202,000	583,000	380,000
Changes in operating assets and liabilities:						
Accounts receivable from related parties	—	76,000	—	32,000	108,000	22,000
Inventories	(99,000)	(40,000)	2,000	6,000	(91,000)	(549,000)
Prepaid expenses and other current assets	(574,000)	(66,000)	(81,000)	(200,000)	(185,000)	(51,000)
Other assets	(10,000)	(8,000)	(15,000)	—	7,000	—
Accounts payable	834,000	340,000	(47,000)	(721,000)	(334,000)	938,000
Accrued expenses and other current liabilities	206,000	212,000	950,000	785,000	47,000	266,000
Deferred revenue	(628,000)	(162,000)	(68,000)	(68,000)	(162,000)	1,974,000
Net cash used in operating activities	(15,240,000)	(6,764,000)	(1,782,000)	(3,873,000)	(8,855,000)	(6,258,000)
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchases of property and equipment	(179,000)	(68,000)	(54,000)	(116,000)	(130,000)	(2,305,000)
Purchases of short-term and long-term investments	(9,737,000)	(5,761,000)	(1,310,000)	1,300,000)	(5,751,000)	(5,180,000)
Maturities of short-term and long-term investments	13,528,000	3,119,000	2,124,000	3,848,000	4,843,000	9,155,000
Net cash provided by (used in) investing activities	3,612,000	(2,710,000)	760,000	2,432,000	(1,038,000)	1,670,000
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from issuance of common stock through private placements	1,395,000	22,342,000	11,749,000	—	10,593,000	6,309,000
Proceeds from options and warrants exercised	200,000	531,000	205,000	—	326,000	219,000
Proceeds from shares of common stock issued to Hana Biosciences, Inc.	—	—	—	—	—	636,000
Payments of capitalized lease obligations	(169,000)	(52,000)	(33,000)	—	(19,000)	(62,000)
Net cash provided by financing activities	1,426,000	22,821,000	11,921,000	—	10,900,000	7,102,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,202,000)	13,347,000	10,899,000	(1,441,000)	1,007,000	2,514,000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,586,000	3,239,000	5,687,000	4,680,000	4,680,000	2,166,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 6,384,000	$ 16,586,000	$ 16,586,000	$ 3,239,000	$ 5,687,000	$ 4,680,000
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:						
Investment in Hana Biosciences, Inc. common stock received in connection with license agreement	$ —	$ —	$ —	$ —	$ —	$ 500,000
Equipment acquired under capitalized lease obligation	$ 228,000	$ 305,000	$ 139,000	$ —	$ 166,000	$ —

See accompanying notes to financial statements.

NOTE 1 - NATURE OF THE BUSINESS

NovaDel Pharma Inc. (the "Company") is a specialty pharmaceutical company developing oral spray formulations of a broad range of marketed pharmaceuticals. The Company's proprietary technology offers, in comparison to conventional oral dosage forms, the potential for faster absorption of drugs into the bloodstream leading to quicker onset of therapeutic effects and possibly reduced first pass liver metabolism, which may result in lower doses. Oral sprays eliminate the requirement for water or the need to swallow, potentially improving patient convenience and compliance. The Company's oral spray technology is focused on addressing unmet medical needs for a broad array of existing and future pharmaceutical products, with the most advanced oral spray candidates target angina, nausea, insomnia, migraine headaches and disorders of the central nervous system.

Through December 31, 2006, the Company has entered into strategic license agreements with (i) Hana Biosciences Inc. ("Hana Biosciences"), for the marketing rights in the U.S. and Canada for the Company's ondansetron oral spray, (ii) Par Pharmaceutical, Inc. ("Par"), for the marketing rights in the U.S. and Canada for the Company's nitroglycerin oral spray, (iii) Manhattan Pharmaceuticals, Inc. ("Manhattan Pharmaceuticals"), in connection with propofol, and (iv) Velcera Pharmaceuticals, Inc. ("Velcera"), in connection with veterinary applications for currently marketed veterinary drugs. In July 2007, the Company entered into a sublicense agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a non-transferable, non-sublicenseable, royalty-bearing, exclusive sublicense to Par to develop and commercialize Zensana™. In connection therewith, the Company and Hana Biosciences amended and restated their existing license agreement, as amended, relating to the development and commercialization of Zensana™ to coordinate certain of the terms of the sublicense agreement. Under the terms of the sublicense agreement, Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada. The Company retains its rights to Zensana™ outside of the United States and Canada. In addition, under the terms of the Amended and Restated License Agreement, Hana Biosciences relinquished its right to pay reduced royalty rates to the Company until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and the Company agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock acquired by the Company in connection with execution of the original License Agreement.

In July 2007, the Company and Par agreed to terminate the agreement relating to NitroMist™. The Company is currently investigating strategic partners for the commercialization of NitroMist™.

On November 18, 2004, the Company entered into a manufacturing and supply agreement with INyX USA, Ltd. ("INyX"), whereby INyX manufactures and supplies the Company's nitroglycerin lingual spray. For a five-year period that began November 18, 2004, INyX is the exclusive provider substantially worldwide of the nitroglycerin lingual spray to the Company. In July 2007, INyX announced it filed for protection under the Chapter 11 bankruptcy laws. The Company is taking all necessary steps to ensure that any limited assets of the Company at INyX are protected.

On June 28, 2006, the Company's Board of Directors approved a change of the Company's fiscal year end from July 31 to December 31. Accordingly, the new fiscal year began on January 1 and ended on December 31. Results of operations and the statement of cash flows presented for the year ended December 31, 2006 and the five months ended December 31, 2005 are unaudited.

NOTE 2 - LIQUIDITY AND BASIS OF PRESENTATION

The Company has reported a net loss of $16,963,000, $3,805,000, $10,084,000 and $9,450,000 and negative cash flows from operating activities of $15,240,000, $1,782,000, $8,855,000, and $6,258,000 for the year ended December 31, 2007, the five months ended December 31, 2006 and for the fiscal years ended July 31, 2006, and 2005, respectively. As of December 31, 2007, the Company had working capital of $3,811,000, and cash and cash equivalents of $6,384,000. Until and unless the Company's operations generate significant revenues and cash flow, we will attempt to continue to fund operations from cash on hand and through the sources of capital described below. The Company's long-term liquidity is contingent upon achieving sales and positive cash flows from operating activities, and/or obtaining additional financing. The most likely sources of financing include private placements of the Company's equity or debt securities or bridge loans to the Company from third-party lenders, license payments from current and future partners, and royalty payments from sales of approved product candidates by partners. The Company can give no assurances that any additional capital that it is able to obtain will be sufficient to meet its needs, or on terms favorable to it. During the fourth quarter 2007, the Company significantly reduced clinical development activities on its product candidate pipeline, as it did not believe that it had sufficient cash to sustain such activities. Despite this reduction in expenditures for clinical activities, the Company requires capital to sustain its existing organization until such time as clinical activities can be resumed. Given the current level of spending, the Company estimates that it will have sufficient cash on hand to fund operations through the middle of the second calendar quarter 2008. The Company may, however, choose to raise additional capital before December 31, 2008 to fund future development activities or to take advantage of other strategic opportunities. This could include the securing of funds through new strategic partnerships and/or the sale of common stock or other securities. There can be no assurance that such capital will be available to the Company on favorable terms, or at all. There are a number of risks and uncertainties related to the Company's attempt to complete a financing or strategic partnering arrangement that are outside its control. The Company may not be able to obtain additional financing on terms acceptable to it, or at all. If the Company is unsuccessful at obtaining additional financing as needed, it may be required to significantly curtail or cease operations. The Company will need additional financing thereafter until it achieves profitability, if ever.

Our audited financial statements for the fiscal year ended December 31, 2007, were prepared under the assumption that we will continue our operations as a going concern. We were incorporated in 1982, and have a history of losses. As a result, our independent registered public accounting firm in their audit report has expressed substantial doubt about our ability to continue as a going concern. Continued operations are dependent on our ability to complete equity or debt formation activities or to generate profitable operations. Such capital formation activities may not be available or may not be available on reasonable terms. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION – The Company receives revenue from consulting services and license agreements. Consulting revenues from contract clinical research are recognized in the period in which the services are rendered, provided that collection is reasonably assured. Upfront license agreement payments are initially deferred and subsequently amortized into revenue over the contractual period. Milestone payments related to license agreements are recognized as revenue when earned.

CASH EQUIVALENTS AND INVESTMENTS - Cash equivalents include certificates of deposit and money market instruments with original maturities of three months or less when purchased. Investments include short-term investments and an investment in marketable common stock received from a licensee (See Notes 8 and 9). Short-term investments are carried at amortized cost, which approximates fair market value, and consist of certificates of deposit and US treasury securities with maturities when purchased greater than three months and less than one year. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

FINANCIAL INSTRUMENTS - Financial instruments include cash and cash equivalents, short-term investments, and accounts payable. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values.

PROPERTY AND EQUIPMENT - Property and equipment, including leasehold improvements, are stated at cost. The Company provides for depreciation and amortization using the straight-line method, based upon estimated useful lives of five to ten years or the lease term, if shorter.

RESEARCH AND DEVELOPMENT COSTS - Research and development costs are expensed as incurred.

INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Temporary differences between financial statement and income tax reporting result primarily from net operating losses. As a result of these temporary differences, the Company has recorded a deferred tax asset with an offsetting valuation allowance for the same amount. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is considered more likely than not that some portion or all of the deferred tax asset will not be realized.

DEFINED CONTRIBUTION RETIREMENT PLANS - During January 2004, the Company established a 401(k) retirement plan that is available to all employees and requires matching contributions by the Company. During the years ended December 31, 2007 and 2006, the five months ended December 31, 2006 and 2005, and the fiscal years ended July 31, 2006 and 2005, the Company contributed approximately $95,000, $96,000, $34,000, $39,000, $101,000, and $101,000, respectively, to this plan. Prior to January 2004, the Company had a Simple IRA retirement plan, available to all employees that provided for contributions at management's discretion.

INVENTORIES - Inventories, consisting of raw materials, are carried at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

RECLASSIFICATION – Certain prior year amounts have been reclassified to conform to the current period's presentation.

IMPAIRMENT OF LONG-LIVED ASSETS – In accordance with FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (FAS 144), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of impairment loss, if any, is measured as the difference between the carrying amount of the asset and its estimated fair value. The Company has reviewed its long-lived property and equipment as of December 31, 2007, and has determined that their estimated fair value exceeds the carrying amount of such assets; therefore, the Company has not recognized an impairment loss for its long-lived property and equipment.

USE OF ESTIMATES – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. This requires our management to make estimates about the future resolution of existing uncertainties that affect the reported amounts of assets, liabilities, revenues and expenses which in the normal course of business are subsequently adjusted to actual results. Actual results could differ from such estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements giving due regard to materiality.

LOSS PER SHARE – Loss per common share is computed pursuant to SFAS No. 128, "Earnings Per Share." Basic loss per common share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share, since potentially dilutive securities from the assumed exercise of all outstanding options and warrants would have an antidilutive effect because the Company incurred a net loss during each period presented. As of December 31, 2007, December 31, 2006, July 31, 2006 and July 31, 2005, there were 35.1 million, 38.4 million, 30.7 million and 26.2 million common shares, respectively, issuable upon exercise of options and warrants which were excluded from the diluted loss per common share computation. Subsequent to December 31, 2007, in accordance with its remuneration practices, the Company issued an additional 1.1 million restricted shares, including (i) 750,000 to existing executive officers and directors; and (ii) 350,000 to existing and new employees.

STOCK-BASED COMPENSATION - In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which revised "Accounting for Stock-Based Compensation," ("SFAS 123") and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), which provided for the use of the intrinsic value method of accounting for employees stock options. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first quarter of the first annual reporting period that began after June 15, 2005. Under SFAS 123R, the use of the intrinsic value method and pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition.

The Company adopted the provisions of SFAS 123R effective August 1, 2005 and selected the Black-Scholes method of valuation for share-based compensation. The Company adopted the modified prospective transition method which does not require restatement of prior periods. Instead, it requires that compensation cost be recorded as earned for all unvested stock options outstanding at the beginning of the first quarter of adoption of SFAS 123R. The charge is being recognized in research and development and consulting, selling, general and administrative expenses over the remaining service period after the adoption date based on the original estimate of fair value of the options as of the grant date. Prior to the adoption of SFAS 123R, the Company applied the intrinsic-value-based method of accounting prescribed by APB 25 and related interpretations, to account for its stock options granted to employees. Under this method, compensation cost was recorded only if the market price of the underlying common stock on the date of grant exceeded the exercise price. SFAS 123 established accounting and disclosure requirements using a fair-value-based method of accounting for share-based employee compensation plans. As permitted by SFAS 123, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure requirements of SFAS 123, as amended. The Company recorded share-based compensation of approximately $910,000 or $.02 per share, and $1,179,000 or $0.03 per share, for the years ended December 31, 2007 and 2006, $498,000 or $0.01 per share, and $520,000 or $0.01 per share, for the five months ended December 31, 2006 and 2005, and $1,201,000, or $0.03 per share, for the fiscal year ended July 31, 2006. The Company will continue to incur share-based compensation charges in future periods. As of December 31, 2007, unamortized stock-based compensation expense of $2.0 million remains to be recognized, which is comprised of $1.2 million to be recognized over a weighted average period of 1.4 years, $0.1 million related to restricted stock to be recognized over a weighted average period of 1.9 years, and $0.7 million related to performance-based stock options which vest upon reaching certain milestones. Expenses related to the performance-based stock options will be recognized if and when the Company determines that it is probable that the milestone will be reached.

As a result of cashless exercise provisions in our employee stock option agreements, the Company used variable accounting treatment under the Financial Accounting Standards Board's Interpretation 44, for issued and outstanding stock options from January 2002 through July 2005. On October 20, 2004, the Company's Board of Directors rescinded the cashless exercise provision for all of the Company's outstanding option grants. Through July 31, 2005, variable plan accounting continued to be applied for approximately 310,000 outstanding options, for which option exercise prices were modified from the original agreement.

The following table illustrates the pro forma effect on the Company's net loss and net loss per common share as if the Company had adopted the fair-value-based method of accounting for share-based compensation under SFAS 123 for the fiscal year ended July 31, 2005:

	July 31, 2005
Net loss – as reported	$ (9,450,000)
Compensation credit resulting from variable plan accounting	(106,000)
Total share-based employee compensation expense using the fair value based method for all awards	(854,000)
Pro forma net loss	$ (10,410,000)
Basic and diluted net loss per common share:	
As reported	$ (0.27)
Pro forma net loss	(0.30)

The fair values of options granted during the fiscal year ended July 31, 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 4.0%, dividend yield of 0.0%, volatility factors of the expected market price of the Company's common stock of 66%, and an expected life of the options of five to ten years.

NEW ACCOUNTING PRONOUNCEMENTS - In December 2007, the FASB issued SFAS No. 141R "*Business Combinations.*" ("SFAS 141R") SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have a material impact on its results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 160 *"Noncontrolling Interests in Consolidated Financial Statements."* ("SFAS 160") SFAS No. 160 applies to all entities that prepare consolidated financial statements, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its results of operations or on its financial condition.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements."* ("SFAS 157") SFAS 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities."* ("SFAS 159") SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its results of operations or financial condition.

In December 2007, FASB affirmed the conclusions of the Emerging Issues Task Force (EITF) on EITF Issue 07-1, "*Accounting for Collaborative Arrangements*" (EITF 07-1). EITF 07-1 requires collaborators to present the results of activities, for which they act as the principal, on a gross basis and report any payments received from or made to other collaborators based on other applicable accounting principles generally accepted in the United States (GAAP) or, in the absence of GAAP, based on analogy to authoritative accounting literature or a reasonable, rational and consistently applied accounting policy election. Further, EITF 07-1 clarified that the determination of whether transactions within a collaborative arrangement are part of a vendor-customer relationship subject to EITF 01-9 "*Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*". EITF 07-1 is effective for fiscal years beginning after December 15, 2008 and will be effective for the Company on January 1, 2009. The Company currently believes that the adoption of EITF 07-1 will have no material impact on its consolidated financial position or results of operations.

In June 2007, the FASB affirmed the conclusions of the EITF with respect to EITF Issue 07-3 "*Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities*" (EITF 07-3). EITF 07-3 concluded that non-refundable advance payments for future research and development activities pursuant to an executory contractual arrangement should be capitalized until the goods have been delivered or the related services performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2008 and will be effective for the Company on January 1, 2009. The Company currently believes that the adoption of EITF 07-3 will have no material impact on its consolidated financial position or results of operations.

NOTE 4 – ASSETS HELD FOR SALE

The Company owns inventory with a net book value of $131,000 and fixed assets with a net book value of $361,000, which are used in the production of its NitroMist™ product line. As of the balance sheet date of December 31, 2007, the Company was in discussions with several potential buyers for these assets. In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144")*, the Company has classified these assets as assets held for sale on the balance sheet. The prior period balance sheet has been reclassified.

The assets held for sale are summarized as follows:

	December 31, 2007	December 31, 2006
Inventory	$ 131,000	$ 32,000
Property, plant and equipment, net	361,000	486,000
Total assets held for sale	$ 492,000	$ 518,000

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	December 31, 2007	December 31, 2006
Equipment	$ 2,183,000	$ 1,783,000
Furniture and fixtures	455,000	455,000
Leasehold improvements	1,432,000	1,432,000
	4,070,000	3,670,000
Less: Accumulated depreciation and amortization	2,098,000	1,545,000
	$ 1,972,000	$ 2,125,000

Property and equipment as of December 31, 2007 and 2006 excludes gross fixed assets of $624,000 at the facilities of INyX. Accumulated depreciation as of December 31, 2007 and 2006 excludes accumulated depreciation of $263,000 and $138,000, respectively, on fixed assets at the facilities of INyX. Such assets are the property of the Company and cannot be used by INyX for any other business. In the event that the Company's contract with INyX is terminated for any reason, such assets are to be returned to the Company. These assets have been reclassified as "Assets Held for Sale" on the balance sheets as of December 31, 2007 and December 31, 2006. See Note 4 for further information.

As of December 31, 2007, the Company had total gross fixed assets of $627,000, with an accumulated depreciation of $80,000, recorded under a capital lease.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The amount of impairment loss, if any, is measured as the difference between the carrying amount of the asset and its estimated fair value. The Company has reviewed its long-lived property and equipment as of December 31, 2007, and has determined that their estimated fair value exceeds the carrying amount of such assets; therefore, the Company has not recognized an impairment loss for its long-lived property and equipment.

NOTE 6 - RELATED PARTY TRANSACTIONS

PLACEMENT AGENT AGREEMENTS (see Note 7) – In January 2004, May 2005 and April 2006, the Company completed private placements for which it utilized Paramount BioCapital, Inc., or Paramount, as its placement agent or co-placement agent. Paramount and its affiliates are beneficial owners of a significant amount of shares of common stock and options and warrants for the purchase of shares of common stock of the Company and, accordingly, Paramount is a related party to the Company.

COMPENSATION AND CONSULTING AGREEMENTS - In November 2005, the Company entered into a Confidential Separation Agreement and General Release (the "Separation Agreement") and a Consulting Agreement (the "Consulting Agreement") with Gary Shangold, M.D. Dr. Shangold is the former President and Chief Executive Officer of the Company. In December 2005, pursuant to the Separation Agreement, the Company paid Dr. Shangold a separation payment of $150,000. Pursuant to the Consulting Agreement, the Company paid Dr. Shangold $300,000 for the year ended December 31, 2006; $125,000 for the five months ended December 31, 2006; and $175,000 for the fiscal year ended July 31, 2006.

In September 2006, the Company's Board of Directors appointed Steven B. Ratoff as Chairman of the Board. In connection with Mr. Ratoff's appointment as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts. This arrangement is on a month-to-month basis and compensates Mr. Ratoff at a rate of $17,500 per month. Pursuant to this consulting arrangement, the Company paid Mr. Ratoff approximately $207,000 and $61,000 for the years ended December 31, 2007 and 2006;, and approximately $61,000 for the five months ended December 31, 2006. In March 2007, Mr. Ratoff's monthly compensation was reduced to $10,000 to reflect his decreased day-to-day time involvement at the Company, and in June, 2007, Mr. Ratoff's monthly compensation was increased to $17,500 per month to reflect his appointment as the Company's Interim President and Chief Executive Officer.

In September 2007, in connection with his resignation, Dr. Egberts and the Company entered into a Separation, Consulting and General Release Agreement (the "Agreement"). Pursuant to the Consulting Agreement, the Company paid Dr. Egberts $140,000 for the year ended December 31, 2007.

LICENSE AND DEVELOPMENT AGREEMENTS WITH RELATED PARTIES - In April 2003, the Company entered into a license and development agreement with Manhattan Pharmaceuticals for the worldwide, exclusive rights to the Company's proprietary oral spray technology to deliver propofol for pre-procedural sedation.

In June 2004, the Company entered into a 20-year worldwide exclusive license agreement with Velcera, a veterinary company. The license agreement is for the exclusive rights to the Company's proprietary oral spray technology in animals.

In October 2004, the Company entered into a license and development agreement (as amended in August 2005) with Hana Biosciences to develop and market the Company's oral spray version of ondansetron. The agreement is an exclusive license for the U.S. and Canada. In July 2007, the Company entered into a sublicense agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a non-transferable, non-sublicenseable, royalty-bearing, exclusive sublicense to Par to develop and commercialize Zensana™.

Lindsay A. Rosenwald, M.D., a significant stockholder of the Company, may be deemed to be an affiliate of the Company, Manhattan Pharmaceuticals, Velcera, and Hana Biosciences. Companies affiliated with Dr. Rosenwald have provided financial and other services unrelated to the Company's agreements with the parties to such agreements from time to time.

NOTE 7 - STOCKHOLDERS' EQUITY

PRIVATE PLACEMENTS – In December 2006, the Company completed a private placement of 9,823,983 shares of common stock, at a purchase price of $1.45 per share and warrants to purchase up to approximately 3,929,593 shares of common stock at an exercise price of $1.70 per share. The Company received proceeds, net of offering costs, of $13,144,000 of which $11,749,000 was received in December 2006 and $1,395,000 was received in January 2007. As such, the Company issued 8,862,069 shares in December 2006 and 961,914 shares in January 2007 for this private placement.

Oppenheimer & Co. Inc. acted as the lead placement agent for this private placement, with Griffin Securities, Inc. acting as co-placement agent. The placement agents received compensation for acting as placement agents made up of cash compensation equal to 7% of the proceeds from the sale of the common stock, or $997,000, and warrants to purchase shares of common stock equal to 5% of the shares of common stock purchased, subject to certain exclusions, or warrants to purchase 491,199 shares (such warrants have the same terms as those issued to the investors), plus expenses. On the date of grant, the warrants had an approximate fair value of $0.89 per warrant. The Company agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering.

In April 2006, the Company closed a private placement of 8,092,796 shares of common stock and warrants to purchase a total of 2,427,839 shares of common stock with an exercise price of $1.60 per share of common stock. The Company received proceeds, net of offering costs, of approximately $10,593,000. Griffin Securities, Inc. and Paramount, a NASD broker-dealer, acted as the placement agents for this private placement. The placement agents were paid an aggregate fee for acting as placement agents of cash equal to 7% of the gross proceeds from the sale of the common stock, or $792,400, and warrants equal to 6% of the shares of common stock purchased, subject to certain exclusions, or warrants to purchase 468,329 shares of common stock. Such warrants have the same terms as those issued to the investors. On the date of grant, the warrants had an approximate fair value of $0.92 per warrant. The placement agents were also entitled to a non-accountable expense allowance of up to $55,000 as reimbursement for out of pocket expenses incurred in connection with the offering. The Company agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering.

In May 2005, the Company closed a private placement of 6,733,024 shares of common stock and warrants to purchase a total of 2,356,559 shares of common stock, with an initial exercise price equal to $1.30 per share of common stock, subject to adjustment. The Company received net proceeds of approximately $6,309,000. In connection with the private placement, the Company paid a cash commission equal to 7% of the gross proceeds from the private placement, or approximately $495,000, to Paramount, who acted as its placement agent, and issued to Paramount a warrant to purchase 336,651 shares of common stock (the "Placement Warrant"). The Placement Warrant is exercisable at an initial exercise price equal to $1.30 per share (subject to adjustment). On the date of grant, the warrants had an approximate fair value of $0.66 per warrant. Paramount was also entitled to a non-accountable expense allowance of up to $50,000 to reimburse it for out-of-pocket expenses incurred in connection with the private placement. The Company agreed to indemnify Paramount against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering.

In January 2004, the Company completed a private placement and received net proceeds of $12,785,000 from the sale of a total of 140 units of the Company's securities. Each unit consisted of 95,238 common shares, and 28,571 warrants. Each warrant entitles the holder to purchase an additional share of the Company's common stock at an exercise price of $1.40 per share through January 2009. The sale price of each unit was $100,000. A total of 13,333,333 shares and approximately 4,000,000 warrants were issued. The securities were sold through Paramount. For its services as placement agent, the Company paid Paramount a commission of 7% of the aggregate amount raised, or approximately $1,000,000, and also issued to Paramount (and its designees) unit purchase options to purchase 1,330,303 shares of common stock at an exercise price of $1.40 per share and warrants to purchase an additional 399,091 shares of common stock at an exercise price of $1.40 per share. On the date of grant, the warrants had an approximate fair value of $0.88 per warrant. The Company also paid Paramount a non-accountable expense allowance of $25,000 to reimburse Paramount for its out-of- pocket expenses.

The Company has entered into registration rights agreements with certain holders of our common stock that require us to continuously maintain an effective registration statement covering the underlying shares of common stock. Such registration statements have been declared effective and must continuously remain effective for a specified term. If we fail to continuously maintain such registration statements as effective throughout the specified terms, the Company may be subject to liability to pay liquidated damages.

PREFERRED STOCK - The Company's Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of Preferred Stock. None of the Preferred Stock has been designated or issued through December 31, 2007. The Board is authorized to issue shares of Preferred Stock from time to time in one or more series and to establish and designate any such series and to fix the number of shares and the relative conversion and voting rights, and terms of redemption and liquidation.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

EMPLOYMENT AGREEMENTS - At December 31, 2007, the Company had employment agreements with three officers of the Company providing for an aggregate salary of $824,000, $553,000, and $40,000 in the years ending December 31, 2008, 2009 and 2010, respectively, excluding potential Company matching contributions to the officers' 401(k) plan. The remaining terms of the officers' employment agreements are outlined below. Generally, in the event an officer is terminated prior to the end of such agreement, the officer is entitled to severance payments equal to the officer's salary for the shorter of six months or the remaining term of the officer's employment agreement.

The employment agreements with the Company's officers are due to expire on the following schedule: Mr. Spicer's agreement in December 2008, Dr. Bergstrom's agreement in December 2009, and Mr. Zodda's agreement in February 2010.

In September 2007, in connection with his resignation, Dr. Egberts and the Company entered into a Separation, Consulting and General Release Agreement, pursuant to which the Company must pay Dr. Egberts fees for services at a rate of $363,000 per annum through July 25, 2008. At December 31, 2007, the Company had obligations to Dr. Egberts under the Agreement of $223,000.

All of the foregoing employment agreements provide for the potential issuance of bonuses based on certain factors. Such agreements also provide for the grant of options to purchase shares of the Company's common stock.

LICENSE AND DEVELOPMENT AGREEMENTS - In April 2003, the Company entered into a license and development agreement with Manhattan Pharmaceuticals for the worldwide, exclusive rights to the Company's proprietary oral spray technology to deliver propofol for pre-procedural sedation. The terms of the agreement call for certain milestone and other payments, the first $125,000 of which was partially received during June 2003. In November 2003, the Company received $375,000 from Manhattan Pharmaceuticals for license fees. The Company has included these license fees in deferred revenue and is recognizing these license fees over the 20-year term of the license. During the fiscal year ended July 31, 2005, the Company invoiced Manhattan Pharmaceuticals approximately $65,000 for the Company's reimbursable expenses.

In June 2004, the Company entered into a 20-year worldwide exclusive license agreement with Velcera, a veterinary company. The license agreement is for the exclusive rights to the Company's propriety oral spray technology in animals. In September 2004, the Company received $1,500,000 from Velcera as an upfront payment in connection with the commercialization agreement. The upfront payment has been included in deferred revenue and will be recognized in income over the 20-year term of the agreement. In addition, the Company received an equity stake of 529,500 shares of common stock, approximately 15% at the time the shares were issued, in Velcera which did not have a material value. The Company may receive additional milestone payments and royalty payments over the 20-year term of the agreement. During the fiscal years ended December 31, 2006, the five months ended December 31, 2005, and for the fiscal years ended July 31, 2006 and 2005, the Company invoiced Velcera approximately $119,000, $109,000, $228,000 and $183,000, respectively, for reimbursable expenses. Additionally, during the year ended December 31, 2007, and the fiscal year ended July 31, 2005, the Company invoiced Velcera $125,000 and $50,000, respectively, for contractual milestones that were reached.

In July 2004, the Company entered into a licensing agreement with Par for the exclusive right to market, sell and distribute nitroglycerin lingual spray in the U.S. and Canada. The Company has received $250,000 in upfront and milestone payments and may receive additional fees and royalty payments over the 10-year term of the license. The upfront payment has been included in deferred revenue and will be recognized in income over the 10-year term of the agreement. In July 2007, the Company and Par agreed to terminate the agreement relating to NitroMist™. The Company is currently investigating strategic partners for the commercialization of NitroMist™.

In October 2004, the Company entered into a license and development agreement pursuant to which the Company granted to Hana Biosciences an exclusive license to develop and market the Company's oral spray version of ondansetron in the U.S. and Canada. Pursuant to the terms of the agreement, in exchange for $1,000,000, Hana Biosciences purchased 400,000 shares of the Company's common stock at a per share price equal to $2.50, a premium of $.91 per share or $364,000 over the then market value of the Company's common stock. The Company accounted for this premium as deferred revenue related to the license. In connection with the agreement, Hana Biosciences issued to the Company $500,000 worth of common stock of Hana Biosciences (73,121 shares based on a market value of $6.84 per share). The proceeds received from Hana Biosciences attributable to the premium are included in deferred revenue and are being recognized over the 20-year term of the agreement. The Company may receive additional license fees and royalties over the 20-year term of the agreement. During the five months ended December 31, 2006 and the fiscal year ended July 31, 2006, the Company received $1,000,000 and $1,500,000, respectively, in milestone payments from Hana Biosciences. During the year ended December 31, 2006, and for the fiscal years ended July 31, 2006 and 2005, the Company invoiced Hana Biosciences approximately $13,000, $13,000 and $84,000, respectively, for pass-through expenses incurred by the Company on behalf of Hana Biosciences.

In July 2007, the Company entered into a sublicense agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a non-transferable, non-sublicenseable, royalty-bearing, exclusive sublicense to Par to develop and commercialize Zensana™. In connection therewith, the Company and Hana Biosciences amended and restated their existing license agreement, as amended, relating to the development and commercialization of Zensana™ to coordinate certain of the terms of the sublicense agreement. Under the terms of the sublicense agreement, Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada. The Company retains its rights to Zensana™ outside of the United States and Canada. In addition, under the terms of the Amended and Restated License Agreement, Hana Biosciences relinquished its right to pay reduced royalty rates to the Company until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and the Company agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock acquired by the Company in connection with execution of the original License Agreement.

On November 18, 2004, the Company entered into a manufacturing and supply agreement with INyX whereby INyX manufactures and supplies the Company's nitroglycerin lingual spray. For a five-year period that began November 18, 2004, INyX is the exclusive provider of the nitroglycerin lingual spray to the Company substantially worldwide. Pursuant to the terms and conditions of the agreement, it will be INyX's responsibility to manufacture, package and supply the nitroglycerin lingual spray in such territories. Thereafter, INyX will have a non-exclusive right to manufacture such spray for an additional five years. In July 2007, INyX announced it filed for protection under the Chapter 11 bankruptcy laws. The Company is taking all necessary steps to ensure that any limited assets of the Company at INyX are protected.

CAPITAL LEASE OBLIGATIONS – As of December 31, 2007, the Company has aggregate capital lease obligations of $312,000, of which $164,000, $122,000, $22,000 and $4,000 are scheduled to be paid in the years ending December 31, 2008, 2009, 2010, and 2011, respectively.

OPERATING LEASES - In March 2003, the Company entered into a 10-year lease for office, laboratory, manufacturing and warehouse space. During the first five years of the lease, the annual rent is approximately $332,000 plus a proportionate share of real estate taxes and common area charges. Beginning in the sixth year and continuing through the tenth year of the lease, the annual rent will be approximately $366,000 plus a proportionate share of real estate taxes and common areas. Through December 31, 2005, the Company occupied office and laboratory space at a second location. During the years ended December 31, 2007 and 2006, the five months ended December 31, 2006 and 2005, and for the fiscal years ended July 31, 2006 and 2005, the Company paid rent of approximately $443,000, $456,000, $184,000, $223,000, $495,000 and $521,000, respectively.

Future minimum rental payments subsequent to December 31, 2007 are as follows:

Years Ending December 31,

2008	$343,000
2009	$366,000
2010	$366,000
2011	$366,000
2012	$365,000
Thereafter	$243,000
	$2,049,000

NOTE 9 – INVESTMENT IN MARKETABLE EQUITY SECURITY

As explained in Note 8, in October 2004, as part of the license agreement with Hana Biosciences, the Company received $500,000 of common stock of Hana Biosciences (73,121 shares based on a market value of $6.84 per share at the date of the agreement). As a result of restrictions on its ability to sell the shares, the Company was required by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to account for those shares using the cost method through October 2005 and thereafter as marketable equity securities. At December 31, 2006, the Company had classified the shares as available for sale and recorded changes in their value as part of its comprehensive loss. Such shares had a market value of $466,000 at December 31, 2006 and, accordingly, the Company has included its $34,000 unrealized loss in accumulated comprehensive loss, a separate component of stockholders' equity, as of December 31, 2006.

As of March 31, 2007, such shares had a market value of $140,000, as compared to their original cost basis of $500,000. At such time, the Company determined that the decline in value of this investment was other than temporary and recorded a $360,000 impairment charge to the statement of operations, the only component of other loss, for the three months ended March 31, 2007 to establish a new cost basis of $140,000 for the investment as of March 31, 2007. During the three months ended September 30, 2007, as a result of the Amended and Restated License Agreement with Hana Biosciences as described in Note 8, the Company recorded a $140,000 charge to expense that is included in other loss, net, to account for the return of Hana Biosciences' shares.

NOTE 10 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are comprised of the following at December 31, 2007 and December 31, 2006:

	December 31, 2007	December 31, 2006
Accrued compensation	$ 397,000	$ 503,000
Professional fees	131,000	229,000
Accrued milestone payments	—	312,000
Product development costs	1,558,000	782,000
Insurance premiums	167,000	178,000
Other	14,000	57,000
	$ 2,267,000	$ 2,061,000

NOTE 11 - INCOME TAXES

The significant components of the Company's net deferred tax asset are summarized as follows:

	December 31, 2007	December 31, 2006
Stock-based compensation	$ 813,000	$ 560,000
Net operating loss carryforwards	21,365,000	14,828,000
Deferred revenue	791,000	1,043,000
Property and equipment	(147,000)	(157,000)
R & D credit	1,134,000	—
Other	439,000	424,000
Total gross deferred tax assets	24,395,000	16,698,000
Valuation allowance	(24,395,000)	(16,698,000)
Net deferred tax assets	$ —	$ —

At December 31, 2007, the Company had federal and state net operating loss carryforwards for financial reporting and income tax purposes of approximately $57.5 million and $30.5 million, respectively, which can be used to offset current and future federal and state taxable income, if any, through 2027 and 2014, respectively. In addition, the Company has Federal and State research and development tax credit of $0.8 million and $0.3 million respectively, which will expire beginning 2020 and 2012 respectively. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided valuation allowances to offset its deferred tax assets due to the significant uncertainties related to its ability to generate future taxable income. The net increases in the total valuation allowance for the year ended December 31, 2007, for the five-months ended December 31, 2006 and for fiscal years ended July 31, 2006 and 2005 were $7.7 million, $0.8 million, $4.0 million and $3.8 million, respectively.

The tax benefits expected based on the Company's pre-tax loss for the years ended December 31, 2007 and 2006, for the five-months ended December 31, 2006 and 2005, and for fiscal years ended July 31, 2006 and 2005, utilizing the applicable statutory rates, have been reduced to an actual benefit of $658,000, $467,000, $467,000, $256,000, $256,000 and $241,000, respectively, due principally to the aforementioned increases in the valuation allowance. The benefit recognized in such fiscal years relates solely to the sale of certain of the Company's state net operating loss carryforwards.

The following is a reconciliation of the income tax benefit computed at the statutory rate to the provision for income taxes:

	Year Ended December 31, 2007	Five Months Ended December 31, 2006	Year Ended July 31, 2006	2005
Federal tax at statutory rate	(34.0%)	(34.0%)	(34.0%)	(34.0%)
State income tax	(6.0%)	(6.0%)	(6.0%)	(6.0%)
Other	0.2%	(.3%)	—	0.3%
Sale of net operating losses	(3.7%)	(10.9%)	(2.5%)	(2.5%)
Increase in valuation allowance	39.8%	40.3%	40.0%	39.7%
	(3.7)%	(10.9)%	(2.5%)	(2.5%)

The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual use of NOL carryforwards (following certain ownership changes, as defined by the Act), which could significantly limit the Company's ability to utilize these carryforwards. The Company has experienced various ownership changes, as defined by the Act, as a result of past financings and may experience others in connection with future financings. Accordingly, the Company's ability to utilize the aforementioned federal operating loss carryforwards will be limited. The Company is in the process of determining the impact of ownership changes that have occurred, as defined by the Act. Additionally, because U.S. tax laws limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for federal income tax purposes.

SALE OF NET OPERATING LOSS CARRYFORWARDS: The State of New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits, or net operating loss carryforwards, in order to obtain tax benefits. The Company recorded an income tax benefit of $658,000, $467,000, $467,000, $256,000, $256,000 and $241,000 for the years ended December, 31, 2007 and 2006, for the five months ended December 31, 2006 and 2005, and for the fiscal years ended July 31, 2006 and 2005, respectively, from the sale of its New Jersey net operating loss carryforwards. If still available under New Jersey law, the Company may attempt to sell its remaining New Jersey net operating loss carryforwards of $30.5 million as of December 31, 2007. The Company cannot estimate, however, what percentage of its saleable net operating loss carryforwards New Jersey will permit it to sell, how much money will be received in connection with the sale, if the Company will be able to find a buyer for its net operating loss carryforwards or if such funds will be available in a timely manner or at all.

The Company files income tax returns in the U.S. Federal jurisdiction and in the State of New Jersey. With certain exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2004. The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" on January 1, 2007 with no material impact to the financial statements.

The Company had no unrecognized tax benefits at December 31, 2007 that would affect the annual effective tax rate. Further, the Company is unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

NOTE 12 - STOCK OPTIONS AND WARRANTS

At December 31, 2007, the Company had two plans which allow for the issuance of stock options and other awards: the 1998 Stock Option Plan and the 2006 Equity Incentive Plan (the "Plans"). On January 17, 2006, the stockholders of the Company, upon recommendation of the Board of Directors of the Company, approved the NovaDel Pharma Inc. 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan authorizes the grant of several types of stock-based awards, including stock options, stock appreciation rights and stock (including restricted stock). The number of shares of common stock originally reserved for issuance under the 2006 Plan was 6 million shares. These Plans are administered by the Compensation Committee of the Board of Directors. Incentive Stock Options ("ISOs") may be granted to employees and officers of the Company and non-qualified options may be granted to consultants, directors, employees and officers of the Company. Options to purchase the Company's common stock may not be granted at a price less than the fair market value of the common stock at the date of grant and will expire not more than 10 years from the date of grant, and vesting is determined by the Compensation Committee of the Board of Directors. ISOs granted to a 10% or more stockholder may not be for less than 110% of fair market value or for a term of more than five years. As of December 31, 2007, there were approximately 3.3 million shares available for issuance under the Plans. Subsequent to December 31, 2007, in accordance with its remuneration practices, the Company issued an additional 1.1 million restricted shares, including (i) 750,000 to existing executive officers and directors; and (ii) 350,000 to existing and new employees (see Note 13).

Information with respect to stock option activity for the year ended December 31, 2007, five months ended December 31, 2006 and for the fiscal year ended July 31, 2006 is as follows:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value ($000)
Outstanding at August 1, 2005	6,474	$ 1.64	—	$ —
Grants	3,280	1.58	—	—
Exercises	(360)	.75	—	—
Cancellations	(1,217)	1.66	—	—
Outstanding at July 31, 2006	8,177	$ 1.65	4.4	$ 492
Exercisable at July 31, 2006	4,710	$ 1.69	3.3	$ 492
Outstanding at August 1, 2006	8,177	$ 1.64	—	—
Grants	900	1.71	—	—
Exercises	(242)	.75	—	—
Cancellations	(60)	1.56	—	—
Outstanding at December 31, 2006	8,775	$ 1.68	4.5	$ 1,203
Exercisable at December 31, 2006	5,313	$ 1.73	3.1	$ 973
Outstanding at January 1, 2007	8,775	$ 1.68	—	—
Grants	3,239	1.67	—	—
Exercises	(268)	.75	—	—
Cancellations	(3,317)	1.72	—	—
Outstanding at December 31, 2007	8,429	$ 1.69	5.9	$ —
Exercisable at December 31, 2007	5,549	$ 1.75	5.0	$ —

The Company recorded share-based compensation for options using the fair value method required by SFAS 123R of approximately $910,000, or $.02 per share, for the year ended December 31, 2007; $1,179,000, or $0.03 per share, for the year ended December 31, 2006; $498,000 or $0.01 per share, for the five months ended December 31, 2006; $520,000, or $0.01 per share, for the five months ended December 31, 2005; and $1,201,000 or $0.03 per share, for the fiscal year ended July 31, 2006, which amounts are included in the Company's net loss for each period.

- During the year ended December 31, 2007, the Company granted 3.2 million additional stock options, including 0.7 million options which vest upon reaching certain milestones. During the year ended December 31, 2007, the Company granted to an executive of the Company incentive stock options to purchase 68,027 shares of common stock of the Company and non-qualified stock options to purchase 598,973 shares of common stock of the Company. Such option grants have a term of ten (10) years. The stock options vest upon achievement of performance milestones; so that 22,676 incentive stock options and 200,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of sumatriptan; 22,676 incentive stock options and 199,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of zolpidem; and 22,675 incentive stock options and 199,325 non-qualified stock options will vest upon approval by the Board of any third party agreement whereby the Company obtains the right to develop a product incorporating an active pharmaceutical ingredient that is the subject of a then valid U.S. Patent (or in-process U.S. Patent Application) and already approved for sale by the U.S. Food and Drug Administration with sales in the U.S. of at least $100 million. Such options will expire on February 21, 2017. The exercise price of each option is $1.47 (the closing price of the Company's common stock on February 22, 2007, as listed on the American Stock Exchange).

- During the five months ended December 31, 2006, the Company did not grant any additional stock options other than the December 2006 grant of 900,000 performance-based stock options which vest upon reaching certain milestones. Previously, the Company had not granted performance-based stock options. In addition, during the five months ended December 31, 2006, the Company granted 100,000 shares of restricted stock to an executive of the Company with a grant price equal to the fair market value on the date of grant, or $1.71 per share. The restricted stock vests ratably over a three-year period ending on the third anniversary of the grant, or December 4, 2009. Such performance-based stock options and restricted stock had a deminimus impact on the Company's net loss for the five months ended December 31, 2006, and resulted in recognition of $180,000 in share-based compensation expense for the year ended December 31, 2007. As of December 31, 2007, unamortized stock-based compensation expense of $2.0 million remains to be recognized, which is comprised of $1.2 million to be recognized over a weighted average period of 1.4 years, $0.1 million related to restricted stock to be recognized over a weighted average period of 1.9 years, and $0.7 million related to performance-based stock options which vest upon reaching certain milestones. Expenses related to the performance-based stock options will be recognized if and when the Company determines that it is probable that the milestone will be reached.

The Company used the following weighted average assumptions in determining fair value under the Black-Scholes model for grants in the respective periods:

	Year Ended December 31,		Five Months Ended December 31,		Year Ended July 31,
	2007	2006	2006	2005	2006
		(unaudited)		(unaudited)	
Expected volatility	63%	65%	60%	64%	64%
Dividend yield	0%	0%	0%	0%	0%
Expected term until exercise (years)	4.9	3.9	2.5	4.3	4.5
Risk-free interest rate	4.8%	4.5%	4.4%	4.1%	4.3%

Expected volatility is based on historical volatility of the Company's common stock. The expected term of options is estimated based on the average of the vesting period and contractual term of the option. The risk-free rate is based on U.S. Treasury yields for securities in effect at the time of grant with terms approximating the expected term until exercise of the option. In addition, under SFAS 123R, the fair value of stock options granted is recognized as expense over the service period, net of estimated forfeitures. The Company is utilizing a 5% forfeiture rate, which it believes is a reasonable assumption to estimate forfeitures. However, the estimation of forfeitures requires significant judgment, and to the extent actual results or updated estimates differ from our current estimates, the effects of such resulting adjustment will be recorded in the period estimates are revised. The weighted average grant date fair value of options granted was $0.93 and $0.84 during the years ended December 31, 2007 and 2006; $0.63 and $0.86 during the five months ended December 31, 2006 and 2005; and $0.86 during the fiscal year ended July 31, 2006. The total intrinsic value of options exercised was $172,000 and $398,000 during the years ended December 31, 2007 and 2006, $137,000 and $0 during the five months ended December 31, 2006 and 2005, and $261,000 for the fiscal year ended July 31, 2006.

At December 31, 2007, there were approximately 2.6 million non-plan options reserved for issuance.

The following table summarizes information related to warrants outstanding at December 31, 2007:

Price Range	Number of Warrants Outstanding and Exercisable 000's	Remaining Contractual Life (Years)
$0.01 – 0.99	10,078	1.1
$1.00 – 1.99	15,775	2.6
$2.00	840	0.3
Totals	26,693	

NOTE 13 – SUBSEQUENT EVENTS

On February 6, 2008, the Company's Board of Directors, upon the recommendation of the Compensation Committee, approved grants of 750,000 shares of restricted common stock to the executive officers of the Company and an additional 350,000 shares of restricted stock to other employees of the Company. The restricted stock was awarded from the Company's 1998 Stock Option Plan.

The restrictions on the restricted stock shall lapse over a three-year period, subject to reduction as follows: (1) in the event of a $5 million non-dilutive financing by the Company on or before December 31, 2008, the three-year restriction shall be accelerated such that the restrictions on the restricted stock shall lapse over a two-and-one-half year period; (2) in the event of an additional $5 million (or $10 million in the aggregate) non-dilutive financing by the Company on or before December 31, 2008, the three-year restriction shall be accelerated such that the restrictions on the restricted stock shall lapse over a two-year period; and (3) in the event of a $20 million (or $20 million in the aggregate) non-dilutive financing by the Company, the restrictions shall immediately lapse.

Additionally, the Board, upon the recommendation of the Compensation Committee, agreed that, in the case of Mr. Ratoff, an additional 200,000 shares of restricted stock shall be granted as follows: (1) upon achieving a $5 million non-dilutive financing by the Company on or before December 31, 2008, an additional 100,000 shares of restricted stock shall be granted; and (2) upon achieving an additional $5 million (or $10 million in the aggregate) in non-dilutive financing by the Company on or before December 31, 2008, an additional 100,000 shares of restricted stock shall be granted. The restrictions on such additional shares of restricted stock shall lapse over a three-year period.

NOTE 14 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Unaudited quarterly financial data for the year ended December 31, 2007, the five months ended December 31, 2006 and for the fiscal year ended July 31, 2006 follows:

	Three Months Ended				
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	Year Ended December 31, 2007
Total Revenues	$ 40,000	$ 165,000	$ 206,000	$ 58,000	$ 469,000
Total Expenses	5,334,000	5,676,000	3,037,000	4,609,000	18,656,000
Loss from Operations	(5,294,000)	(5.511,000)	(2,831,000)	(4,551,000)	(18,187,000)
Other Income/(Loss)	(360,000)	—	294,000		(66,000)
Interest Income	230,000	187,000	127,000	88,000	632,000
Income Tax Benefit	—	—	—	658,000	658,000
Net Loss	$ (5,424,000)	$ (5,324,000)	$ (2,410,000)	$ (3,805,000)	$ (16,963,000)
Basic and Diluted Loss Per Common Share	$ (0.09)	$ (0.09)	$ (0.04)	$ (0.06)	$ (0.29)
Weighted Average Number of Shares of Common Stock Used in Computation of Basic and Diluted Loss Per Common Share	59,264,000	59,537,000	59,591,000	59,592,000	59,497,000

	Three Months Ended October 31, 2006	Two Months Ended December 31, 2006	Five Months Ended December 31, 2006
Total Revenues	$ 1,041,000	$ 1,026,000	$ 2,067,000
Total Expenses	3,656,000	2,863,000	6,519,000
Loss from Operations	(2,615,000)	(1,837,000)	(4,452,000)
Interest Income	106,000	74,000	180,000
Income Tax Benefit	—	(467,000)	(467,000)
Net Loss	$ (2,509,000)	$ (1,296,000)	$ (3,805,000)
Basic and Diluted Loss Per Common Share	$ (.05)	$ (.03)	$ (.08)
Weighted Average Number of Shares of Common Stock Used in Computation of Basic and Diluted Loss Per Common Share	49,213,000	49,987,000	49,522,000

	Three Months Ended				Fiscal Year Ended
	October 31, 2005	January 31, 2006	April 30, 2006	July 31, 2006	July 31, 2006
Total Revenues	$ 150,000	$ 541,000	$ 1,159,000	$ 40,000	$ 1,890,000
Total Expenses	2,768,000	3,658,000	3,307,000	2,721,000	12,454,000
Loss from Operations	(2,618,000)	(3,117,000)	(2,148,000)	(2,681,000)	(10,564,000)
Interest Income	43,000	30,000	19,000	132,000	224,000
Income Tax Benefit	—	(256,000)	—	—	(256,000)
Net Loss	$ (2,575,000)	$ (2,831,000)	$ (2,129,000)	$ (2,549,000)	$ (10,084,000)
Basic and Diluted Loss Per Common Share	$ (0.06)	$ (0.07)	$ (0.05)	$ (0.05)	$ (0.23)
Weighted Average Number of Shares of Common Stock Used in Computation of Basic and Diluted Loss Per Common Share	40,606,000	40,648,000	41,715,000	48,991,000	43,000,000

The sum of the quarters may not equal the full year basic and diluted loss per share since each period is calculated separately.

INDEX TO EXHIBITS

The following exhibits are included with this Annual Report on Form 10-K. All management contracts or compensatory plans or arrangements are marked with an asterisk.

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
3.1	Restated Certificate of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-QSB, as filed with the SEC on June 14, 2004
3.2	Certificate of Amendment to the Certificate of Incorporation of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
3.3	Amended and Restated By-laws of the Company	Incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, as filed with the SEC on September 9, 2005
4.1	Form of Class C Warrant for the Purchase of Shares of Common Stock	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 12, 2004
4.2	Form of Warrant issued to certain accredited investors and placement agents	Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K, as filed with the SEC on April 17, 2006
4.3	Form of Warrant issued to certain accredited investors and the placement agent	Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed with the SEC on January 4, 2007
10.1*	1992 Stock Option Plan	Incorporated by reference to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.2*	Form of Incentive Stock Option Agreement under the 1992 Stock Option Plan	Incorporated by reference to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.3*	1997 Stock Option Plan	Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.4*	Form of Non-Qualified Option Agreement under the 1997 Stock Option Plan	Incorporated by reference to the Company's Registration Statement on Form SB-2, as filed with the SEC on August 8, 1997 (File No. 333-33201)
10.5*	1998 Stock Option Plan	Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, as filed with the SEC on June 18, 2004 (File No. 333-116665)
10.6*	Form of Stock Option Agreement under the 1998 Stock Option Plan	Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, as filed with the SEC on June 18, 2004 (File No. 333-116665)
10.7*	Form of Non-Qualified Stock Option Agreement	Incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, as filed with the SEC on June 18, 2004 (File No. 333-116665)

10.8	Common Stock and Warrant Purchase Agreement, dated December 12, 2001, by and among the Company and certain purchasers	Incorporated by reference to Exhibit A to the Schedule 13D as filed by Lindsay A. Rosenwald with the SEC on December 21, 2001
10.9	Amendment No. 1, dated January 6, 2002, to the Common Stock and Warrant Purchase Agreement dated December 12, 2001 between the Company and certain purchasers	Incorporated by reference to Exhibit 10.25 to the Company's Registration Statement of Form SB-2, as filed with the SEC on April 15, 2002 (File No. 333-86262)
10.10	Lease Agreement, dated March 19, 2003, by and between the Company and Macedo Business Park, II, L.L.C.	Incorporated by reference to Exhibit 10.28 to the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 2003, as filed with the SEC on June 19, 2003
10.11	Amendment Number 1 to Lease Agreement dated March 19, 2003 between Macedo Business Park, II, L.L.C. and the Company, dated as of March 19, 2003	Incorporated by reference to Exhibit 10.29 to the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 2003, as filed with the SEC on June 19, 2003
10.12	License and Development Agreement, effective as of April 4, 2003, by and between the Company and Manhattan Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-KSB, as filed with the SEC on March 11, 2004
10.13	Development, Manufacturing and Supply Agreement, dated July 28, 2004, by and between the Company and Par Pharmaceutical, Inc.	Incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-KSB, as filed with the SEC on November 15, 2004
10.14	Second Amendment to License and Development Agreement, dated as of June 22, 2004, by and between the Company and the Veterinary Company, Inc.	Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-KSB, as filed with the SEC on November 15, 2004
10.15*	Employment Agreement, dated as of May 23, 2003, by and between the Company and Barry Cohen	Incorporated by reference to Exhibit 10.30 to the Company's Quarterly Report on Form 10-QSB for the period ending April 30, 2003, as filed with the SEC on June 19, 2003
10.16*	Disclosure and Release Agreement Related to the Exchange of Non-Plan Options for Stock Options under the NovaDel Pharma Inc. 1998 Stock Option Plan by and between the Company and Thomas E. Bonney	Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, as filed with the SEC on August 2, 2005
10.17*	Disclosure and Release Agreement Related to the Exchange of Non-Plan Options for Stock Options under the NovaDel Pharma Inc. 1998 Stock Option Plan by and between the Company and William F. Hamilton	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on August 2, 2005
10.18*	Disclosure and Release Agreement Related to the Exchange of Non-Plan Options for Stock Options under the NovaDel Pharma Inc. 1998 Stock Option Plan by and between the Company and Charles Nemeroff	Incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, as filed with the SEC on August 2, 2005
10.19*	Employment Agreement, dated as of December 20, 2004, by and between the Company and Michael Spicer	Incorporated by reference to Exhibit 10.35 of the Company's Form 8-K, as filed with the SEC on December 23, 2004
10.20*	Amendment to Employment Agreement dated September 2, 2005, by and between the Company and Michael E.B. Spicer	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on September 9, 2005
10.21*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated July 28, 2005, by and between the Company and Thomas E. Bonney	Incorporated by reference to Exhibit 10.25 of the Company's Annual Report on Form 10-KSB for the period ended July 31, 2005, as filed with the SEC on October 31, 2005

10.22*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated July 28, 2005, by and between the Company and William F. Hamilton	Incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-KSB for the period ended July 31, 2005, as filed with the SEC on October 31, 2005
10.23*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated July 28, 2005, by and between the Company and Charles Nemeroff	Incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-KSB for the period ended July 31, 2005, as filed with the SEC on October 31, 2005
10.24	Amendment No. 1 to License and Development Agreement dated as of August 8, 2005, by and between the Company and Hana Biosciences Inc.	Incorporated by reference to Exhibit 99.1 of the Company's Form 8-K, as filed with the SEC on August 12, 2005
10.25	Separation, Consulting and General Release Agreement effective as of July 25, 2007, by and between NovaDel Pharma Inc. and Jan H. Egberts, M.D.	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on September 20, 2007
10.26*	Nonqualified Stock Option Agreement dated September 26, 2005, by and between the Company and Jan H. Egberts, M.D.	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on September 28, 2005
10.27*	NovaDel Pharma Inc. 2006 Equity Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on January 23, 2006
10.28*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated December 14, 2005, by and between the Company and J. Jay Lobell	Incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.29*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and Thomas Bonney	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.30*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and William Hamilton	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.31*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and Charles Nemeroff	Incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.32*	1998 Stock Option Plan Nonqualified Stock Option Agreement dated January 17, 2006, by and between the Company and Steven Ratoff	Incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on March 15, 2006
10.33	Form of Securities Purchase Agreement by and between the Company and certain accredited investors (with attached schedule of parties and terms thereto)	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on April 17, 2006
10.34	Registration Rights Agreement by and between the Company and certain accredited investors (with attached schedule of parties and terms thereto)	Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, as filed with the SEC on April 17, 2006
10.35	Placement Agent Agreement, dated March 15, 2006, by and between the Company, Griffin Securities, Inc. and Paramount BioCapital, Inc.	Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, as filed with the SEC on April 20, 2006

10.36*	Employment Agreement dated December 4, 2006 by and between the Company and David H. Bergstrom, Ph.D.	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the SEC on December 8, 2006
10.37*	Incentive Stock Option Award between the Company and David H. Bergstrom dated December 4, 2006	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the SEC on December 8, 2006
10.38*	Nonqualified Stock Option Award between the Company and David H. Bergstrom, dated December 4, 2006	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the SEC on December 8, 2006
10.39	Securities Purchase Agreement by and between the Company and certain accredited investors (with attached schedule of parties and terms thereto)	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, as filed with the SEC on January 4, 2007
10.40	Placement Agent Agreement, dated as of November 21, 2006, by and between the Company and Oppenheimer & Co., Inc.	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the SEC on January 4, 2007
10.41*	Employment Agreement dated February 22, 2007 by and between the Company and Deni M. Zodda, Ph.D.	Incorporated by reference to Exhibit 10.1 of the Company's Current Report on form 8-K, as filed with the SEC on February 28, 2007
10.42*	Incentive Stock Option Award between the Company and Deni M. Zodda dated February 22, 2007	Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, as filed with the SEC on February 28, 2007
10.43*	Nonqualified Stock Option Award between the Company and Deni M. Zodda dated February 22, 2007	Incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, as filed with the SEC on February 28, 2007
10.44*	Amendment No. 2 to Employment Agreement dated March 12, 2007 by and between the Company and Michael E. Spicer	Incorporated by reference to Exhibit 10.44 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
10.45*	Amendment 2007-1 to the NovaDel Pharma Inc. 1998 Stock Option Plan dated March 2, 2007	Incorporated by reference to Exhibit 10.45 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
10.46*	Amendment 2007-1 to the NovaDel Pharma Inc. 2006 Equity Incentive Plan dated March 2, 2007	Incorporated by reference to Exhibit 10.46 of the Company's Annual Report on Form 10-K, as filed with the SEC on March 26, 2007
10.47	Amended and Restated License and Development Agreement, dated as of July 31, 2007, by and between NovaDel Pharma Inc. and HANA Biosciences, Inc.	Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007.
10.48	Product Development and Commercialization Sublicense Agreement, dated as of July 31, 2007, by and among NovaDel Pharma Inc., HANA Biosciences and PAR Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, as filed with SEC on November 14, 2007.
10.49	Termination Agreement, dated as of July 31, 2007, by and between NovaDel Pharma Inc. and PAR Pharmaceuticals, Inc.	Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007.
10.50*	Employment Agreement dated January 22, 2008 by and between the Company and Michael E. Spicer.	Filed herewith
21.1	Subsidiaries of the Registrant	The registrant has no subsidiaries
23.1	Consent of J.H. Cohn LLP	Filed herewith
31.1	Certification of Chief Executive Officer under Rule 13a-14(a)	Furnished herewith

31.2	Certification of Principal Financial Officer under Rule 13a-14(a)	Furnished herewith
32.1	Certifications of the Chief Executive Officer and Chief Financial Officer under 18 USC 1350	Furnished herewith

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements of NovaDel Pharma Inc. on previously filed Forms S-8 (File Nos. 333-148130, 333-42103 and 333-116665) and Forms S-3/S-3A (File Nos. 333-140054, 333-126489, 333-135902 and 333-134028) of our report dated March 28, 2008 on our audits of the balance sheets of NovaDel Pharma Inc. as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2007, the five months ended December 31, 2006 and for the fiscal years ended July 31, 2006 and 2005, which report is included in this Annual Report on Form 10-K.

/s/ J.H. Cohn LLP

Roseland, New Jersey
March 28, 2008

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a)

I, Steven B. Ratoff, certify that:

1. I have reviewed this Annual Report on Form 10-K of NovaDel Pharma Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrants' board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2008 By: /s/ STEVEN B. RATOFF

Steven B. Ratoff
Chairman, Interim President and Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a)

I, Michael E. Spicer, certify that:

1. I have reviewed this Annual Report on Form 10-K of NovaDel Pharma Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2008 By: /S/ MICHAEL E. SPICER

Michael E. Spicer
Principal Financial and Accounting Officer

Exhibit 32.1

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. 1350)

In connection with the Annual Report of NovaDel Pharma Inc., a Delaware corporation (the "Company"), on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the "Report"), Steven B. Ratoff, Chairman, Interim President and Chief Executive Officer of the Company, and Michael E. Spicer, Principal Financial Officer of the Company, respectively, do each hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. ss. 1350), that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2008 By: /s/ STEVEN B. RATOFF
Steven B. Ratoff
Chairman, Interim President and Chief Executive Officer

Date: March 31, 2008 By: /s/ MICHAEL E. SPICER
Michael E. Spicer
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Securities Exchange Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

COMMISSION FILE NO. 001-32177

NOVADEL PHARMA INC.

(Exact name of registrant as specified in its charter)

Delaware	22-2407152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

25 MINNEAKONING ROAD, FLEMINGTON, NEW JERSEY 08822
(Address of principal executive offices) (Zip Code)

(908) 782-3431
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.001 per share	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Exchange Act:

None

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐
Smaller reporting company ☒ (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 29, 2007, the aggregate market value of the voting and non-voting common equity of the issuer held by non-affiliates of the registrant was approximately $65.4 million based upon the closing sale price of $1.15 for the Registrant's common stock, $.001 par value, as reported by the American Stock Exchange on that date. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 19, 2008, the issuer had 60,692,260 shares of common stock, $.001 par value, outstanding.

NOVADEL PHARMA INC.

ANNUAL REPORT ON FORM 10-K/A
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

EXPLANATORY NOTE

NovaDel Pharma Inc. is filing this Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 31, 2008 to furnish the information required in Part III (Items 10, 11, 12, 13 and 14). This report is limited in scope to the items identified above and should be read in conjunction with the Form 10-K. This report does not reflect events occurring after the filing of the Form 10-K and, other than the furnishing of the information identified above, does not modify or update the disclosure in the Form 10-K in any way.

Unless the context otherwise requires, all references to "we," "us," "our," and the "Company" include NovaDel Pharma Inc. (NovaDel).

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K/A includes "forward-looking statements", including statements regarding NovaDel Pharma Inc.'s (the "Company," "we," "us" or "NovaDel") expectations, beliefs, intentions or strategies for the future and the Company's internal controls and procedures and outstanding financial reporting obligations and other accounting issues. The Company intends that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are only predictions and reflect the Company's views as of the date they are made with respect to future events and financial performance. The Company uses words such as "expect," "anticipate," "believe," "intend" and similar expressions to identify forward-looking statements. You can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. A number of important risks and uncertainties could, individually or in the aggregate, cause actual results to differ materially from those expressed or implied in any forward-looking statements.

Examples of the risks and uncertainties include, but are not limited to: the inherent risks and uncertainties in developing products of the type the Company is developing (independently and through collaborative arrangements); the inherent risks and uncertainties in completing the pilot pharmacokinetic feasibility studies being conducted by the Company; possible changes in the Company's financial condition; the progress of the Company's research and development; clinical trials require adequate supplies of drug substance and drug product, which may be difficult or uneconomical to procure or manufacture; timely obtaining sufficient patient enrollment in the Company's clinical trials; the impact of development of competing therapies and/or technologies by other companies; the Company's ability to obtain additional required financing to fund its research programs; the Company's ability to enter into agreements with collaborators and the failure of collaborators to perform under their agreements with the Company; the progress of the U.S. Food and Drug Administration, or FDA, approvals in connection with the conduct of the Company's clinical trials and the marketing of the Company's products; the additional costs and delays which may result from requirements imposed by the FDA in connection with obtaining the required approvals; acceptance for filing by the FDA does not mean that the New Drug Application, or NDA, has been or will be approved, nor does it represent an evaluation of the adequacy of the data submitted; the risks related to the Company's internal controls and procedures; and the risks identified under the section entitled "Risk Factors" included as Item 1A in Part I of the Annual Report on Form 10-K filed on March 31, 2008 and other reports, including this report and other filings filed with the Securities and Exchange Commission from time to time.

We do not undertake to update any forward-looking statements.

We make available free of charge on our internet website (www.novadel.com) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. The content on our website is available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Form 10-K/A.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Section 16(a) Beneficial Ownership Reporting Compliance

Directors, named executive officers and beneficial owners of more than 10% of our Common Stock are required by Section 16(a) of the Securities Exchange Act of 1934 and related regulations to file ownership reports on Forms 3, 4 and 5 with the Securities and Exchange Commission and the principal exchange upon which such securities are traded or quoted and to furnish us with copies of the reports. Based solely on a review of the copies of such forms furnished to us, we believe that from January 1, 2007 to December 31, 2007, that all Section 16(a) filing requirements applicable to our named executive officers, Directors and greater than 10% holders of our Common Stock were in compliance.

Information Regarding Board of Directors

The Board of Directors, or the Board, is comprised of the following members:

NAME	AGE	POSITION WITH NOVADEL
Mark J. Baric	49	Director
Thomas E. Bonney, CPA	43	Director
William F. Hamilton, Ph.D.	69	Lead Independent Director
J. Jay Lobell	45	Director
Charles Nemeroff, M.D., Ph.D.	58	Director
Steven B. Ratoff	65	Director and Chairman of the Board, Interim President and Chief Executive Officer

The ages, principal occupations and directorships held, and certain other information with respect to the nominees, are shown below as of April 28, 2008.

Mark J. Baric, Director, 49. Mr. Baric was elected to the Board in February 2007. Since 2005, Mr. Baric has been the President and co-founder of CeNeRx BioPharma, Inc., a privately-held development company with a therapeutic focus on diseases of the central nervous system. In 2001 he co-founded and served, until 2005, as Chief Executive Officer and Chairman of 2ThumbZ Entertainment Inc., a privately-held company which develops and markets entertainment applications for users of handheld wireless devices and networks. From 1996 to 2001, Mr. Baric was Chairman and Chief Executive Officer of Virtus Entertainment Corporation, an emerging company in the fast-growing interactive entertainment industry. From 1990 to 1996, Mr. Baric held various leadership positions, including Chief Operating Officer and Chief Financial and Administrative Officer of Seer Technologies Inc. (now known as Cicero, Inc.), a provider of business integration software. Prior to 1990, Mr. Baric held various leadership positions at several firms, including CS First Boston and Coopers and Lybrand. Mr. Baric serves on the boards of CeNeRx BioPharma, Inc., 2ThumbZ Entertainment Inc. and Concert Technologies, a privately-held company focused on rich media technology and licensing. Mr. Baric received an M.B.A. from the Wharton School of the University of Pennsylvania and a B.S. from Clarion University. He is a member of our Audit Committee and a member of our Compensation Committee.

Thomas E. Bonney, CPA, Director, 43. Mr. Bonney was elected to the Board in March 2005. Since 2002, Mr. Bonney has served as Managing Director of CMF Associates, LLC, a financial and management consulting firm. Since December 2006, Mr. Bonney has been a General Partner in West Place LLC, and West Place Restaurant Group, LLC, privately-held companies that invest in and manage hotels and real estate. Since June 2005, Mr. Bonney has been a Director of Leblon Holdings LLC, a privately-held beverage supplier and from June 2005 through July 2007 was the Chief Financial Officer of Leblon Holdings, LLC. From 2001 to 2002, he was Chief Financial Officer of Akcelerant Holdings, Inc., a technology holding company. From 1995 to 2001, Mr. Bonney was President and a Director of Polaris Consulting & Information Technologies, a technology solutions provider. Mr. Bonney was at Deloitte & Touche from 1987 to 1995 in various positions including Senior Manager. Mr. Bonney received his B.S. in Accounting at the Pennsylvania State University and is a member of the Pennsylvania Institute of Certified Public Accountants. He is a member and chair of our Audit Committee and a member of our Corporate Governance and Nominating Committee.

William F. Hamilton, Ph.D., Director, 69. Dr. Hamilton was elected to the Board in March 2003. In January 2006, Dr. Hamilton was appointed Lead Independent Director. Dr. Hamilton has served on the University of Pennsylvania faculty since 1967, and is the Landau Professor of Management and Technology, and Director of the Jerome Fisher Program in Management and Technology at The Wharton School and the School of Engineering and Applied Science. He serves as a director of Neose Technologies, Inc., a publicly-traded company developing proprietary drugs. Dr. Hamilton is also a director of Yaupon Therapeutics, Inc., a privately-held specialty pharmaceutical company that develops small molecule pharmaceuticals licensed from under-served academic laboratories, Avid Radiopharmaceuticals, Inc., a privately-held clinical-stage product-focused molecular imaging company and Neuro Diagnostic Devices, a privately-held development-stage medical device company. Dr. Hamilton received his B.S. and M.S. in chemical engineering and his M.B.A. from the University of Pennsylvania, and his Ph.D. in applied economics from the London School of Economics. Dr. Hamilton is a member of our Audit Committee and a member and chair of our Corporate Governance and Nominating Committee.

J. Jay Lobell, Director, 45. Mr. Lobell was elected to the Board in December 2005. Mr. Lobell has served as Chief Executive Officer, Secretary and a member of the Board of Directors of Paramount Acquisition Corp. since October 2005. Mr. Lobell has served as President and Chief Operating Officer of Paramount BioCapital Asset Management, Inc. and Paramount Biosciences, LLC since January 2005, and is a registered representative of Paramount BioCapital, Inc. Mr. Lobell also serves as President and Secretary of Sitka Sciences, Inc. and Norton Sound Acquisition Corp. which are affiliates of Paramount BioCapital, Inc. From 1996 until January 2005, Mr. Lobell was a partner at Covington & Burling, a law firm. Mr. Lobell received his B.A. from Queens College and his J.D. from Yale Law School. Mr. Lobell is a director of Innovive Pharmaceuticals, Inc., a publicly-traded biopharmaceutical company, and Chem Rx Corporation, a publicly-traded long-term care pharmacy, as well as several private biotechnology companies. Mr. Lobell is a member and chair of our Compensation Committee.

Charles Nemeroff, M.D., Ph.D., Director, 58. Dr. Nemeroff was elected to the Board in September 2003. Dr. Nemeroff has been the Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences at Emory University School of Medicine in Atlanta, Georgia, since 1991. Dr. Nemeroff serves on the Scientific Advisory Board of numerous publicly-traded pharmaceutical companies, including Astra-Zeneca Pharmaceuticals, Forest Laboratories, Janssen and Quintiles. In 2002, he was elected to the Institute of Medicine of the National Academy of Sciences. Dr. Nemeroff received his B.S. from the City College of New York, his M.S. from Northeastern University, his Ph.D. and post doctorate training from the University of North Carolina and his M.D. from the University of North Carolina. Dr. Nemeroff is chair of our Scientific Advisory Board. He is also a member of our Compensation Committee and is a member of our Corporate Governance and Nominating Committee.

Steven B. Ratoff, Chairman of the Board, Interim President and Chief Executive Officer, 65. Mr. Ratoff was elected to the Board in January 2006 and was elected Chairman of the Board on September 15, 2006. He was appointed as Interim President and Chief Executive Officer of NovaDel on July 23, 2007. Mr. Ratoff is a private investor and since December 2004 has served as a venture partner with ProQuest Investments, a health care venture capital firm. Mr. Ratoff has been a director, since May 2005, and was Chairman of the Board, from September 2005 to October 2006, of Torrey Pines Therapeutics Inc. (formerly Axonyx Inc.), a NASDAQ development stage pharmaceutical company. Mr. Ratoff served as a director of Inkine Pharmaceuticals, Inc. from February 1998 to its sale to Salix, Inc. in September 2005. He also served as a board member since March 1995 and as Chairman of the Board and Interim Chief Executive Officer of CIMA Labs, Inc. from May 2003 to its sale to Cephalon, Inc. in August 2004. Mr. Ratoff also served as a director, since 1998 and as President and Chief Executive Officer of MacroMed, Inc. from February to December, 2001. From December 1994 to February 2001, Mr. Ratoff served as Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, a publicly-traded diversified manufacturer of consumer products. Mr. Ratoff received his B.S. in Business Administration from Boston University and an M.B.A. with Distinction from the University of Michigan.

Audit Committee

The Audit Committee currently consists of Mr. Bonney (Chair), Dr. Hamilton and Mr. Baric. In the opinion of the Board, and as the term "independent" is defined in Section 121(A) of the listing standards of AMEX, Mr. Bonney, Mr. Baric and Dr. Hamilton are independent of management and free of any relationship that would interfere with the exercise of independent judgment as members of the Audit Committee. Members of the Audit Committee also all meet the independence requirements set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. Our Board has determined that Mr. Bonney qualifies as an "audit committee financial expert" and "independent director" as those terms are defined by the regulations of the Securities and Exchange Commission and the listing standards of AMEX.

The Charter of the Audit Committee can be found on the Company's website at www.novadel.com .

Code of Ethics

Our Board adopted a Business Conduct Policy that is applicable to all of our employees, officers and Directors. The Business Conduct Policy is intended to be designed to deter wrong-doing and promote honest and ethical behavior, full, fair, timely, accurate and understandable disclosure, and compliance with applicable laws. The Business Conduct Policy satisfies the definition of "code of ethics" under the rules and regulations of the Securities and Exchange Commission and listing standards of AMEX. The Board adopted the Business Conduct Policy in 2003 and a subsequent revised Business Conduct Policy was adopted by the Board in 2004. A copy of the Business Conduct Policy can be obtained and will be provided to any person without charge upon written request to our Corporate Secretary at our executive offices, 25 Minneakoning Road, Flemington, New Jersey 08822.

The Business Conduct Policy can also be obtained on our website, www.novadel.com. We intend to disclose on our website any amendments to, or waivers from, our Business Conduct Policy that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission and AMEX. Our website and the information contained therein or connected thereto are not incorporated into this Annual Report on Form 10-K/A.

Information Regarding Executive Officers

The names and ages of our current named executive officers are set out below. The named executive officers are elected annually by the Board and serve at the pleasure of the Board. The Board of Directors has determined that the following individuals are our executive officers for the 2008 fiscal year: Mr. Ratoff, Dr. Bergstrom, Mr. Spicer and Dr. Zodda.

NAME	AGE	POSITION WITH NOVADEL
Steven B. Ratoff	65	Interim President, Chief Executive Officer and Director
David H. Bergstrom, Ph.D.	53	Senior Vice President and Chief Operating Officer
Michael E. Spicer, CPA	54	Chief Financial Officer and Corporate Secretary
Deni M. Zodda, Ph.D.	54	Senior Vice President and Chief Business Officer

Steven B. Ratoff, Chairman of the Board, Interim President and Chief Executive Officer, 65.

David H. Bergstrom, Ph.D., Senior Vice President and Chief Operating Officer, 53. Dr. Bergstrom joined NovaDel in December 2006 as Senior Vice President and Chief Operating Officer. From 1999 to November 2006, Dr. Bergstrom served in several capacities at Cardinal Health, Inc., including Vice President, Research & Development and Senior Vice President and General Manager. From 1998 to 1999, Dr. Bergstrom was Vice President of Pharmaceutical & Chemical Development at Guilford Pharmaceuticals Inc. Dr. Bergstrom was employed by Hoechst Marion Roussel, Inc. as the Director of Pharmaceutical and Analytical Sciences from 1996 to 1998. Dr. Bergstrom served as Director of Pharmaceutical and Analytical Development for the predecessor company, Hoechst-Roussel Pharmaceuticals Inc., from 1991 to 1996, and Group Manager, Formulations, Pharmaceutical Research from 1990 to 1991. Prior thereto, Dr. Bergstrom held various positions at Ciba-Geigy Corporation. Dr. Bergstrom received his Ph.D. in Pharmaceutics at the University of Utah in 1985. In addition, he received his M.S. in Pharmaceutical Chemistry at the University of Michigan in 1982 and his B.S. degree in Pharmacy in 1978 at Ferris State University.

Michael E. Spicer, CPA, Chief Financial Officer and Corporate Secretary, 54. Mr. Spicer joined NovaDel as Chief Financial Officer in December 2004 and was named Corporate Secretary in April 2006. From December 2001 to December 2004, Mr. Spicer was Chief Financial Officer of Orchid Biosciences, Inc. (now known as Orchid Cellmark Inc.). From September 1998 to December 2001, Mr. Spicer served as Vice President, Chief Financial Officer of Lifecodes Corporation until it was acquired by Orchid. Mr. Spicer is a Certified Public Accountant and holds an undergraduate degree in Accounting from the University of Virginia and an M.B.A. from Harvard Business School.

Deni M. Zodda, Ph.D., Senior Vice President and Chief Business Officer, 54. Dr. Zodda joined NovaDel in February 2007 as Senior Vice President and Chief Business Officer. From May 2006 to February 2007, Dr. Zodda was Principal of Medignostica, LLC, a consulting firm he owns which provided business development services to various clients and was acting Chief Executive Officer of StemCapture, Inc., a privately-held stem cell research company. From 2000 to May 2006, Dr. Zodda served in varying capacities, including Senior Vice President, Business Development and Principal Financial Officer of Discovery Laboratories, Inc. From 1998 to 2000, Dr. Zodda served as Managing Director of the Life Sciences Practice at KPMG. During the course of his career, Dr. Zodda also held senior management positions in business development, marketing and commercial operations at Cephalon, Inc., Wyeth, Baxter International Inc. and SmithKline Beckman, Inc. Dr. Zodda received his M.B.A. in Marketing and Finance from the University of Santa Clara in 1986, his Ph.D. in Biology from the University of Notre Dame in 1980 and his B.S. in Biology from Villanova University in 1975.

ITEM 11. EXECUTIVE COMPENSATION.

Compensation of Directors

The general policy of the Board is that compensation for independent Directors should be a mix of cash and equity-based compensation. NovaDel does not pay employee Directors for Board service in addition to their regular employee compensation. The Compensation Committee, which consists solely of independent Directors, has the primary responsibility for reviewing and considering any revisions to Director compensation. The Board reviews the Compensation Committee's recommendations and determines the amount of Director compensation.

Pursuant to its charter, the Compensation Committee may engage the services of outside advisers, experts, and others to assist them. During 2006, the Compensation Committee hired Compensation Resources, Inc. ("CRI") to aid in setting Director compensation. During 2007, CRI acted as an advisor to the Compensation Committee on certain compensation-related matters. There were no changes to Director compensation in 2007.

To assist the Compensation Committee in its annual review of Director compensation in 2006, CRI provided Director compensation data compiled from the annual reports and proxy statements of companies that the Board uses as its "peer group" for determining Director compensation. The Director peer group used in the 2006 review by CRI consisted of companies within the pharmaceutical and drug delivery industry that are generally considered comparable to NovaDel. The Director peer group used in 2006 consisted of the following companies:

Director Compensation Peer Group

Advanced Life Sciences Holdings, Inc.
Advanced Viral Research Corp.
Anadys Pharmaceuticals, Inc.
Antigenics Inc.
Avalon Pharmaceuticals, Inc.
Biopure Corporation
BioSante Pharmaceuticals, Inc.
Curis, Inc.
Delcath Systems, Inc.
Elite Pharmaceuticals, Inc.
EpiCept Corporation
Generex Biotechnology Corporation
Idera Pharmaceuticals, Inc.
Inhibitex, Inc.
Lev Pharmaceuticals Inc.
Lipid Sciences, Inc.
Manhattan Pharmaceuticals, Inc.
Point Therapeutics, Inc.
RegeneRx Biopharmaceuticals, Inc.
Repros Therapeutics Inc.
SIGA Technologies, Inc.
Valentis, Inc.

The following table shows amounts earned by each Director in the fiscal year ended December 31, 2007.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Mark J. Baric(1)	$31,291	—	$76,144	—	—	—	$107,435
Thomas E. Bonney, CPA	$15,000	—	$67,335	—	—	—	$82,335
William F. Hamilton, Ph.D.	$17,000	—	$69,835	—	—	—	$86,835
J. Jay Lobell	$39,542	—	$37,335	—	—	—	$76,877
Charles Nemeroff, M.D., Ph.D.	$37,500	—	$37,335	—	—	—	$74,835
Steven B. Ratoff	$6,000	—	$57,335	—	—	—	$63,335(3)

(1) Mr. Baric was elected in February 2007 and received 100,000 options. The estimated fair value of the option award on the grant date using a Black-Scholes option pricing model assumes the following: expected volatility of 64%; dividend yield of 0%; expected term until exercise of 3.5 years; and a risk-free interest rate of 4.9%. Options granted to non-employee Directors generally have the following terms: (i) exercise price equal to market price on the date of grant; (ii) vesting period of three years with one-third of the option grant vesting on each annual anniversary of the grant date; and (iii) contractual term of five years.

(2) For all directors excluding Mr. Baric, $37,335 option award in January 2007 represents estimated fair value of the option award on the grant date using a Black-Scholes option pricing model that assumes the following: expected volatility of 63%; dividend yield of 0%; expected term until exercise of 3.5 years; and a risk-free interest rate of 4.8%. In addition, Mr. Bonney, Dr. Hamilton, and Mr. Ratoff received option awards valued at $30,000, $32,500, and $20,000, respectively, based on their election to receive their annual retainers for Board and committee memberships in the form of options, which options vested quarterly during the fiscal year ended December 31, 2007. The number of options received by such electing directors was determined using a Black-Scholes option pricing model with the following assumptions: expected volatility of 64%; dividend yield of 0%; expected term until exercise of 2.8 years; and a risk-free interest rate of 4.8%.

(3) Does not include fees earned by Mr. Ratoff pursuant to his consulting arrangement with us.

The following table shows the options granted to each Director in the fiscal year ended December 31, 2007.

Director	Number of Shares Underlying Options Granted	Grant Date	Exercise Price Per Share
Mark J. Baric(1)	100,000	2/1/2007	$ 1.54
Thomas E. Bonney, CPA	50,000	1/16/2007	$ 1.52
	44,467	1/16/2007	$ 1.52
William F. Hamilton, Ph.D.	50,000	1/16/2007	$ 1.52
	48,173	1/16/2007	$ 1.52
J. Jay Lobell	50,000	1/16/2007	$ 1.52
Charles Nemeroff, M.D., Ph.D.	50,000	1/16/2007	$ 1.52
Steven B. Ratoff	50,000	1/16/2007	$ 1.52
	29,645	1/16/2007	$ 1.52

(1) Mr. Baric was elected in February 2007 and was granted 100,000 stock options in 2007.

The Board followed the recommendation of the Compensation Committee and determined non-employee Director compensation as follows:

Fiscal 2007 Policy -- For the period from January 1, 2007 through December 31, 2007, Directors who were not employees and were independent received fees in the following amounts:

Equity Compensation -- Each new non-employee Director will, upon initially joining the Board, receive options to purchase 100,000 shares of our Common Stock pursuant to our 2006 Equity Incentive Plan, or the Plan, and thereafter, each non-employee Director will receive an annual grant of options to purchase 50,000 shares of our Common Stock upon re-election to the Board.

Cash Compensation -- Each non-employee Director will be paid an annual retainer fee of $20,000 and $2,000 for in-person and $1,000 for telephonic meetings of the Board. The Lead Independent Director will be paid a $2,500 retainer for such role. In addition, each non-employee Director will receive certain additional annual retainers and meeting fees for chairing or serving as a member of the committees of the Board, with annual retainers as follows:

Chairman of the Audit Committee	$	7,500
Member of the Audit Committee	$	2,500
Chairman of the Compensation Committee	$	5,000
Member of the Compensation Committee	$	2,500
Chairman of the Corporate Governance and Nominating Committee	$	5,000
Member of the Corporate Governance and Nominating Committee	$	2,500

In addition, each non-employee Director will be paid $1,000 for in-person and $500 for telephonic committee meetings. The Board has agreed to permit each non-employee Director to elect to receive cash compensation in connection with their Board and committee retainers in the form of equity under the Plan. Such election will be made on an annual basis and valued at the time of grant. Equity grants will be received by such non-employee Directors when cash compensation payments are due.

In September 2006, Mr. Ratoff was elected Chairman of the Board. In connection with Mr. Ratoff's appointment as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. From March 16, 2007 until June 6, 2007, his monthly rate was reduced to $10,000 and reimbursement of reasonable expenses. Effective June 6, 2007, his monthly rate was increased to $17,500. Mr. Ratoff will also receive compensation as a member of the Board. On July 25, 2007, Mr. Ratoff was appointed as Interim President and Chief Executive Officer of the Company, concurrent with the resignation with Dr. Jan Egberts.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our named executive officers during the 2007 fiscal year. Our Chief Executive Officer, Chief Financial Officer and the other named executive officers included in the Summary Compensation Table on page 16 will be referred to as the "named executive officers" for purposes of this discussion.

This year's overview of our executive compensation policy has been significantly expanded to provide a more comprehensive picture to you, the stockholder, of both the rationale behind executive compensation decisions and the manner in which those decisions are made. In developing our enhanced disclosure, the Compensation Committee of the Board, or Committee, relied upon the principles contained in the newly adopted regulations governing public company executive compensation disclosure that were recently approved by the Securities and Exchange Commission.

Compensation Objectives and Philosophy

The Committee is responsible for reviewing and approving the compensation payable to our named executive officers and other key employees. As part of such process, the Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

- motivate, recruit and retain executives capable of meeting our strategic objectives;
- provide incentives to ensure superior executive performance and successful financial results for NovaDel; and
- align the interests of the named executive officers with the long-term interests of our stockholders.

The Committee seeks to achieve these objectives by:

- establishing a compensation structure that is both market competitive and internally fair;
- linking a substantial portion of compensation to our achievement of financial objectives and the individual's contribution to the attainment of those objectives;
- providing upward leverage for overachievement of goals; and
- providing long-term equity-based incentives.

In order to achieve the above goals, our total compensation package includes base salary and annual bonus, all paid in cash, as well as long-term compensation in the form of stock options and restricted stock. We believe that appropriately balancing the total compensation package is necessary in order to provide market-competitive compensation.

Setting Executive Compensation

Role of Compensation Committee and Chief Executive Officer. The Committee oversees the design, development and implementation of the compensation program for the Chief Executive Officer and the other named executive officers. The Committee evaluates the performance of the Chief Executive Officer and determines the Chief Executive Officer's compensation in light of the goals and objectives of the compensation program. The Chief Executive Officer and the Committee together assess the performance of the other named executive officers employed by us as of December 31 and determine their compensation, based on initial recommendations from the Chief Executive Officer. Our Interim Chief Executive Officer provided the Committee with a detailed review of the performance of the other named executive officers and made recommendations to the Committee with respect to the compensation packages for those officers for the 2007 fiscal year.

Mr. Steven B. Ratoff, the Company's Chairman of the Board, also serves as the Company's Interim President and Chief Executive Officer. He was appointed as Interim President and Chief Executive Officer on July 25, 2007, concurrent with the resignation of Dr. Jan Egberts. Mr. Ratoff does not have an employment agreement with the Company in connection with his service as Interim President and Chief Executive Officer. In connection with Mr. Ratoff's services as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. From March 16, 2007 until June 6, 2007, his monthly rate was reduced to $10,000 and reimbursement of reasonable expenses. Effective June 6, 2007, his monthly rate was increased to $17,500. During the year ended December 31, 2007, Mr. Ratoff received $206,500 in consulting fees. As Mr. Ratoff is still a non-employee, he will continue to receive his annual retainer and option awards as a member of the Board.

The other named executive officers do not play a role in their own compensation determination, other than discussing individual performance objectives and results with the Chief Executive Officer.

Role of Compensation Consultant. In 2006, the Committee utilized Compensation Resources, Inc., or CRI, a nationally recognized compensation consulting firm to provide competitive compensation data and general advice in the design of programs that affect the named executive officers compensation, including the Chief Executive Officer. Our named executive officers did not participate in the selection of the consultant. We have not used the services of any other compensation consultant in matters affecting the named executive officers or Director compensation. In the future, we, or the Committee, may engage or seek the advice of other compensation consultants. During 2006, CRI performed a market analysis of the compensation paid by comparable pharmaceutical and drug delivery companies and provided the Committee with recommended compensation ranges for each named executive officer position based on the competitive data. During 2007, CRI acted as an advisor to the Committee on certain compensation-related matters.

Competitive Position

The Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Board and reward the executives for achieving such goals. At the end of the year, the Committee reviews the performance of each named executive officer in achieving the established objectives. These results are included with the overall performance review provided by the Chief Executive Officer, after which the Committee votes upon any recommendations for salary adjustments, stock option grants and cash incentives. The Chief Executive Officer then executes the actions recommended by the Committee with respect to such matters.

In CRI's market analysis of compensation performed in 2006, the relevant peer group for compensation and benefit programs consists primarily of companies of comparative size, similar businesses and geographic scope. These are the firms with which NovaDel competes for talent. The comparator group was chosen to include companies with similar market capitalization, similar revenue size, and some direct competitors. The comparator group is different from the companies used in the "Performance Graph" on page 46 of our Annual Report on Form 10-K for the period ended December 31, 2007. The reason for this is that NovaDel has business competitors with whom we benchmark against for financial performance, but also have business and talent competitors against whom we benchmark for pay purposes. Additionally, the positions were compared to published survey data from nationally recognized sources to ensure the accuracy and validity of the proxy peer group. The companies from the peer analysis are listed below:

Company Name	Total Revenues Most Recent Fiscal Year ($Millions)	Current Stock Price ($)	Market Cap (Millions)	Total Shares Outstanding (Millions)
Advanced Life Sciences Holdings, Inc.	0.1	3.53	84.8	24
Advanced Viral Research Corp.	0.8	0.056	41.8	746.4
Anadys Pharmaceuticals, Inc.	4.9	3	88.5	29.5
Antigenics Inc.	0.6	1.9	74.7	39.3
Avalon Pharmaceuticals, Inc.	1.5	2.95	30.4	10.3
Biopure Corporation	2.1	0.92	38.9	42.3
BioSante Pharmaceuticals, Inc.	0.3	1.95	33.3	17.1
Curis, Inc.	6	1.56	76.6	47.1
Delcath Systems, Inc.	0.4	3.68	62.6	17
Elite Pharmaceuticals, Inc.	2.5	2.18	43.6	20
EpiCept Corporation	0.4	1.77	42.7	24.1
Generex Biotechnology Corporation	0.4	2.17	229.9	105.9
Idera Pharmaceuticals, Inc.	2.5	3.9	61.9	15.9
Inhibitex, Inc.	0.9	1.57	46.6	29.7
Lev Pharmaceuticals Inc.	0.5	0.75	77.6	103.5
Lipid Sciences, Inc.	0	1.68	46.5	27.7
Manhattan Pharmaceuticals, Inc.	1	0.67	39.7	59.3
Point Therapeutics, Inc.	0.2	1.17	46.5	39.7
RegeneRx Biopharmaceuticals, Inc.	0.6	2.3	85.9	37.3
Repros Therapeutics Inc.	0.6	8.28	75.4	9.1
SIGA Technologies, Inc.	8.5	1.97	50.2	25.5
Valentis, Inc.	0.7	0.84	11.4	8.9
MEAN			63.2	

Components of Compensation

The key components of NovaDel's executive compensation package are cash compensation (salary & annual incentives), long term incentives and company-sponsored benefit plans. These components are administered with the goal of providing total compensation that recognizes meaningful differences in individual performance, is competitive, varies the opportunity based on individual and corporate performance, and is valued by our named executive officers. We seek to achieve our compensation objectives through five key compensation elements:

- base salary;
- annual short-term cash incentives;
- long-term equity incentive awards;
- special benefits; and
- change in control and other severance agreements.

Base Salary. **In General** – It is the Committee's objective to set a competitive rate of annual base salary for each named executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their named executive officers with a guaranteed annual component of compensation that is not subject to performance risk. The Committee works with outside consultants as necessary to establish salary ranges for the named executive officers, with minimum to maximum opportunities that cover the normal range of market variability. The actual base salary for each named executive officer is then derived from those salary ranges based on his responsibility, tenure and past performance and market comparability.

Annual base salaries for the named executive officers are reviewed and approved by the Committee in the first fiscal quarter following the end of the previous performance year. Changes in base salary are based on the scope of an individual's current job responsibilities, individual performance in the previous performance year, target pay position relative to the peer group, and our salary budget guidelines. The Committee reviews established goals and objectives and determines an individual's achievement of those goals and objectives and considers the recommendations provided by the Chief Executive Officer to assist it in determining appropriate salaries for the named executive officers other than the Chief Executive Officer. For any given performance year, actual salary increases may range from 0% to 10% of the salary guidelines based on individual performance. This broad range allows for meaningful differentiation on a pay for performance basis.

Changes for Fiscal Year 2008 – The Committee met in December 2007 to evaluate the performance and compensation for each named executive officer. The Committee reviewed compensation of comparable companies and recognized the need to retain current management given individual and collective performance. As a result of the Company's cash position and requirement for additional funding, the Committee recommended to the Board that no merit increases be granted to our named executive officers for 2008.

Annual Bonuses. **In General** – As part of their compensation package, our named executive officers have the opportunity to earn annual bonuses. Annual bonuses are designed to reward superior executive performance while reinforcing our short-term strategic operating goals. Pursuant to the individual employment agreements, the Committee establishes each year a target award for each named executive officer based on a percentage of base salary. Annual bonus targets as a percentage of salary increase with executive rank so that for the more senior executives, a greater proportion of their total cash compensation is contingent upon annual performance.

At the beginning of the performance year, each named executive officer, in conjunction with the Chief Executive Officer, establishes annual goals and objectives. Actual bonus awards are based on an assessment against the pre-established goals for each named executive officer's individual performance, the performance of the business function for which he is responsible, and/or our overall performance for the year. For any given performance year, proposed annual bonuses may range from 0% to 100% of target, or higher under certain circumstances, based on corporate and individual performance. Corporate and individual performance has a significant impact on the annual bonus amounts because the Committee believes it is a precise measure of how the named executive officer contributed to business results.

Fiscal 2007 Performance Measures and Payouts – In 2007, annual bonus targets ranged from 30% to 50% of base salary for the named executive officers and were payable based on the Committee's subjective review of both the performance of NovaDel as well as individual performance. The Committee utilizes annual bonuses to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives will vary depending on the individual executive, but will relate generally to (i) operational goals such as the development of our product candidates and the identification and advancement of additional product candidates, (ii) strategic goals such as the establishment of operating plans and budgets, review of organization and staff, and (iii) the enhancement of stockholder value.

At the end of each fiscal year, the Committee determines the level of achievement with respect to each corporate goal, and decides the overall percent of corporate goal achievement for purposes of annual bonuses. For this assessment, the Committee evaluates the status of NovaDel's development programs and clinical progress, corporate development and regulatory compliance activities. These qualitative factors are also typically used by comparable companies to evaluate performance and involve a subjective assessment of corporate performance by the Committee. Moreover, the Committee does not base its considerations on a single performance factor, but rather considers a mix of factors and evaluates company and individual performance against that mix. The Chief Executive Officer provides written evaluations for the named executive officers, other than himself, to the Committee along with his recommendations for each individual performance factor. The Committee reviews the performance and assessment of each named executive officer and then evaluates the Chief Executive Officer and assigns a weight to each individual achievement factor. The table below details fiscal 2007 annual bonus targets and actual payouts for our previous Chief Executive Officer, our Chief Operating Officer, our Chief Business Officer, and our Chief Financial Officer.

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2007 Actual Bonus ($)	2007 Actual Bonus (% Salary)
Jan H. Egberts, M.D.(1)	Former President and Chief Executive Officer	$175,000	50%	$0	0%
David H. Bergstrom, Ph.D.	Chief Operating Officer	$100,000	33.33%	$100,000	33.33%
Deni M. Zodda	Chief Business Officer	$83,500	30%	$0	0%
Michael E. Spicer, CPA	Chief Financial Officer and Corporate Secretary	$76,900	30%	$0	0%
Barry C. Cohen	Former Vice President – Business & New Product Development	—	—	$34,200(2)	15%

(1) Dr. Egberts resigned on July 23, 2007.
(2) Mr. Cohen received a bonus payment for certain licensing agreements closed in 2006, consistent with his employment agreement. Mr. Cohen's employment agreement was terminated on March 16, 2007.

Change for Fiscal Year 2008 – As in 2007, annual bonuses for 2008, if any, will be based on achievement of pre-established company objectives and individual goals for each named executive officer and, for each named executive officer other than the Chief Executive Officer, a subjective review of that individual's performance. Corporate performance targets may include such measures as strategic plan metrics while individual performance targets may include operational and financial metrics, regulatory compliance metrics, and delivery of specific programs, plans, and budgetary objectives identified and documented at the beginning of each fiscal year. It is the Committee's intention to base a greater percentage of the annual award payout on corporate as opposed to individual performance for higher level executives, with 100% of the Chief Executive Officer's annual bonus tied to the attainment of corporate performance objectives.

For the 2008 fiscal year awards, the potential payout may range from 0 –100% of target, or higher under certain circumstances. The Committee has also retained the discretion to reduce the dollar amount of the awards otherwise payable to the named executive officers. Our objectives relating to development and clinical goals for 2008 include the following:

- pursuit of strategic partners for the European rights to our oral spray formulation of ondansetron, and certain other product candidates;
- pursuit of strategic partners for our zolpidem oral spray; and
- approval of a New Drug Application, or NDA for zolpidem oral spray.

The table below shows the dollar amount of the 2007 and 2008 annual target bonus for each named executive officer, together with percentage of base salary represented by that target:

Name	Title	2007 Target Bonus ($)	2007 Target Bonus (% Salary)	2008 Target Bonus ($)	2008 Target Bonus (% Salary)
Steven B. Ratoff(1)	Interim President and Chief Executive Officer	$0	0%	$0	0%
David H. Bergstrom, Ph.D.	Senior Vice President and Chief Operating Officer	$100,000	33.33%	$90,000	30%
Michael E. Spicer, CPA	Chief Financial Officer and Corporate Secretary	$76,900	30%	$76,900	30%
Deni M. Zodda, Ph.D.	Senior Vice President and Chief Business Officer	$82,500	30%	$82,500	30%

(1) Mr. Ratoff entered into a consulting arrangement with the Company in 2006, and is compensated under that arrangement at a rate of $17,500 per month, plus reimbursement of reasonable expenses. Mr. Ratoff is not entitled to a bonus.

Mr. Steven B. Ratoff, the Company's Chairman of the Board, also serves as the Company's Interim President and Chief Executive Officer. Mr. Ratoff does not have an employment agreement with the Company in connection with his service as Interim President and Chief Executive Officer, and therefore does not receive a base salary or annual bonus. In connection with Mr. Ratoff's services as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts in such position. Such arrangement is on a month-to-month basis. From September 15, 2006 until March 16, 2007, Mr. Ratoff was compensated at a rate of $17,500 per month and reimbursement of reasonable expenses. From March 16, 2007 until June 6, 2007, his monthly rate was reduced to $10,000 and reimbursement of reasonable expenses. Effective June 6, 2007, his monthly rate was increased to $17,500. Mr. Ratoff will also receive compensation as a member of the Board. On July 25, 2007, Mr. Ratoff was appointed as Interim President and Chief Executive Officer of the Company, concurrent with the resignation with Dr. Jan Egberts.

Long-Term Incentive Equity Awards. **In General** - We believe that long-term performance is achieved through an ownership culture that encourages high performance by our named executive officers through the use of stock-based awards. Our equity plans have been established to provide our employees, including our named executive officers, with incentives to help align employees' interests with the interests of our stockholders. The Committee believes that the use of stock-based awards offers the best approach to achieving our compensation goals. We have historically elected to use stock options as the primary long-term equity incentive vehicle; however, the Committee has used restricted stock and may in the future utilize restricted stock as part of our long-term incentive program. We have expensed stock option grants under Statement of Financial Accounting Standards 123R, Share-Based Payment (SFAS 123R), since August 1, 2005. Due to the early stage of our business and our desire to preserve cash, we expect to provide a greater portion of total compensation to our named executive officers through stock options and restricted stock grants than through cash-based compensation.

Stock Options. Our stock plans authorize us to grant options to purchase shares of Common Stock to our employees, Directors and consultants. The Committee generally oversees the administration of our stock option plans. In 2007, the Committee delegated the authority to our Chief Executive Officer to make initial option grants to certain new employees within an approved range. All new employee grants in excess of the Chief Executive Officer's limit and any grant to a named executive officer are approved by the Committee. Stock options may be granted at the commencement of employment, annually, occasionally following a significant change in job responsibilities or to meet other objectives.

The Committee reviews and approves stock option awards to named executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each named executive officer's existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the Committee to eligible employees and, in appropriate circumstances, the Committee considers the recommendations of members of management, such as Steven B. Ratoff, our Interim President and Chief Executive Officer.

In 2007, certain named executive officers were awarded stock options in the amounts included in the Grants of Plan-Based Awards table on page 18. Stock options granted by us have an exercise price equal to the fair market value of our Common Stock on the day of grant, typically vest annually over a three-year period or upon the achievement of certain performance-based milestones and are based upon continued employment, and generally expire ten (10) years after the date of grant. The fair value of the options granted to the named executive officers in the Summary Compensation Table on page 16, is determined in accordance with SFAS 123R. The Committee has also granted performance based options to certain of our named executive officers. Incentive stock options also include certain other terms necessary to ensure compliance with the Internal Revenue Code of 1986, as amended.

We expect to continue to use stock options as a long-term incentive vehicle because:

- Stock options align the interests of our named executive officers with those of our stockholders, supporting a pay-for performance culture, foster employee stock ownership, and focus the management team on increasing value for our stockholders.
- Stock options are performed based. All of the value received by the recipient of a stock option is based on the growth of the stock price.
- Stock options help to provide a balance to the overall executive compensation program as base salary and annual bonuses focus on the short–term compensation, while the vesting of stock options increases stockholder value over the longer term.
- The vesting period of stock options encourages executive retention and the preservation of stockholder value. In determining the number of stock options to be granted to our named executive officers, we take into account the individual's position, scope of responsibility, ability to affect profits and stockholder value and the individual's historic and recent performance and the value of stock options in relation to other elements of the individual named executive officer's total compensation.

Restricted Stock. Our 2006 Equity Incentive Plan authorizes us to grant restricted stock. As of December 31, 2007, we had granted 100,000 shares of restricted stock to one named executive officer at a fair market value of $1.71 per share. In addition, on February 6, 2008, we granted 1.1 million shares of restricted stock to our Interim President and Chief Executive Officer, our three executive officers, and other non-executive employees of the Company. In order to implement our long-term incentive goals, we anticipate that we may grant additional shares of restricted stock in the future.

Executive Benefits and Perquisites

Our named executive officers, who are parties to employment agreements, will continue to be parties to such employment agreements in their current form until the expiration of the employment agreement or until such time as the Committee determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our named executive officers, including medical, dental and life insurance and the ability to contribute and receive a company match to a 401(k) plan; however, the Committee in its discretion may revise, amend or add to the officer's executive benefits if it deems it advisable. We believe these benefits are currently comparable to benefit levels for comparable companies. We have no current plans to change either the employment agreements (except as required by law or as required to clarify the benefits to which our named executive officers are entitled as set forth herein) or level of benefits.

Severance and Change in Control Arrangements

The specific terms of our severance and change in control arrangements are discussed in detail below under the headings Potential Payments Upon Termination or Change in Control on page 21 and Employment Agreements beginning on page 22. As a general matter, however, we believe that reasonable severance and change in control protection for our named executive officers is necessary in order for us to recruit and retain qualified executives.

Equity Grant Policy

All grants to our named executive officers are at the discretion of the Board, following review and input by the Committee.

IRC Section 162(m) compliance

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to our named executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. In general, our compensation program is designed to reward executives for the achievement of our performance objectives. The stock plan is designed in a manner intended to comply with the performance-based exception to Section 162(m). Nevertheless, compensation attributable to awards granted under the plans may not be treated as qualified performance-based compensation under Section 162(m). In addition, the Committee considers it important to retain flexibility to design compensation programs that are in the best interests of NovaDel and its stockholders and, to this end, the Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limitations under Section 162(m) when the Committee believes that compensation is appropriate and in the best interests of NovaDel and our stockholders, after taking into consideration changing business conditions and performance of our employees.

Compensation Committee Interlocks and Insider Participation

From January 1, 2007 through June 6, 2007, the members of the Compensation Committee of the Board were Mr. J. Jay Lobell, Dr. William F. Hamilton and Dr. Charles Nemeroff. From June 6, 2007 through December 31, 2007, the members of the Compensation Committee were Mr. J. Jay Lobell, Mr. Mark J. Baric and Dr. Charles Nemeroff. None of these individuals was at any time during or at any other time an officer or employee of ours. Dr. Jan H. Egberts, our President and Chief Executive Officer through July 25, 2008, and Mr. Steven B. Ratoff, our Chairman of the Board, and our Interim President and Chief Executive Officer from July 25, 2008 through the current date, participated in discussions and decisions regarding salaries and incentive compensation for all of our named executive officers, except they were excluded from discussions regarding their own salary and incentive stock compensation.

Compensation Committee Report

The Compensation Committee evaluates and establishes compensation for the named executive officers, NovaDel's stock plans, and other management incentive, benefit and perquisite programs. Management has the primary responsibility for our financial statements, including the disclosure of executive compensation. With this in mind, the Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section beginning on page 8 of this Proxy Statement. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. The Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

J. Jay Lobell, Chair
William F. Hamilton, Ph.D.
Charles Nemeroff, M.D., Ph.D.

Summary Compensation Table

The following table sets forth a summary for the fiscal year ended December 31, 2007 of the cash and non-cash compensation awarded, paid or accrued by us to our Chief Executive Officer, our Chief Financial Officer and our three most highly compensated officers other than the Chief Executive Officer and Chief Financial Officer who served in such capacities in 2007 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(14)	Total ($)
Steven B. Ratoff *Interim President and Chief Executive Officer*	2007 2006	206,500(2) 61,000(2)	— —	— —	57,335(3) 71,000(3)	— —	— —	6,000(3) 29,449(3)	269,835 161,449
Jan H. Egberts, MD *Former President and Chief Executive Officer*	2007 2006	355,000(4) 350,000	— 116,667	— —	1,422,913(5) —	— —	— —	41,013 30,245	1,818,926 496,912
David H. Bergstrom, Ph.D. *Senior Vice President and Chief Operating Officer*	2007 2006	300,000 23,076	100,000 —	— 171,000(6)	— 563,000(7)	— —	— —	19,799 —	419,799 757,076
Michael E. Spicer, CPA *Chief Financial Officer and Corporate Secretary*	2007 2006	255,731 244,000	— 73,200	— —	256,124(8) 491,000(9)	— —	— —	62,443 52,545	574,298 860,745
Deni M. Zodda, Ph.D *Chief Business Officer*	2007 2006	232,692 —	— —	— —	364,576(10)	— —	— —	25,541 —	622,809 —
Barry C. Cohen(11) *Former Vice President-Business & New Product Development*	2007 2006	148,204 228,000	— 34,200(12)	— —	8,100(13) —	— —	— —	35,035 44,155	191,339 306,355

(1) Bonuses for Dr. Egberts, Mr. Spicer, and Mr. Cohen were earned in fiscal year 2006 and paid in 2007. Dr. Bergstrom's bonus was earned in fiscal year 2007 and paid in January 2008.

(2) Amount represents fees paid to Mr. Ratoff as part of his consulting agreement with NovaDel.

(3) Amount represents Board fees paid to Mr. Ratoff during 2007 and 2006, as previously discussed under director compensation.

(4) Amount includes $215,385 base salary paid through July 25, 2007, and consulting fees of $139,615 paid to Dr. Egberts from July 25, 2008 through December 31, 2007. Dr. Egberts resigned from the Company on July 25, 2007.

(5) The grant date fair value, as determined by us for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), of the stock option awards was $1.14 per share for Dr. Egberts. The actual amount ultimately realized by Dr. Egberts from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting. Dr. Egberts resigned from the Company on July 25, 2007.

(6) The grant date fair value, as determined by us for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), of the restricted stock award was $1.71 per share for Dr. Bergstrom.

(7) The grant date fair value, as determined by us for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 123R ("FAS 123R"), of the stock option awards was $0.63 per share for Dr. Bergstrom. The actual amount ultimately realized by Dr. Bergstrom from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(8) The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $1.14 per share for Mr. Spicer. The actual amount ultimately realized by Mr. Spicer from the equity award will likely vary based on a number of

factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(9) The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $1.09 per share for Mr. Spicer. The actual amount ultimately realized by Mr. Spicer from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(10) The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $0.55 per share for Dr. Zodda. The actual amount ultimately realized by Dr. Zodda from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(11) Mr. Cohen ceased to be Vice President-Business & New Product Development on January 4, 2007.

(12) Amount represents bonus payable to Mr. Cohen for certain license agreements closed in 2006, as per his employment agreement. Mr. Cohen's employment agreement was terminated in March 2007.

(13) The amount shown represents an option award to which Mr. Cohen was entitled pursuant to his Employment Agreement and which was granted in March 2007. The grant date fair value, as determined by us for financial reporting purposes in accordance with FAS 123R, of the stock option awards was $0.81 per share for Mr. Cohen. The actual amount ultimately realized by Mr. Cohen from the equity award will likely vary based on a number of factors, including, but not limited to, NovaDel's actual performance, stock price fluctuations, differences from the valuation assumptions used and the timing of exercise or applicable vesting.

(14) See All Other Compensation – 2007 chart below for amounts.

All Other Compensation — 2007

Name	401(K) ($)	Health Care Coverage ($)	Relocation ($)	Severance Payment ($)	Vacation Payout ($)	Auto Allowance ($)	Total ($)
Jan H. Egberts, M.D.	8,615	32,398	—	—	—	—	41,013
Steven B. Ratoff	—	—	—	—	—	—	—
David H. Bergstrom, Ph.D.	6,500	13,299	—	—	—	—	19,799
Michael E. Spicer, CPA	10,192	24,195	28,056	—	—	—	62,443
Deni M. Zodda, Ph.D.	9,154	16,387					25,541
Barry C. Cohen	5,262	10,235	—	—	17,538	2,000	35,035

Grants Of Plan-Based Awards

The following table sets forth information with respect to the named executive officers concerning grants of options during the fiscal year ended December 31, 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jan H. Egberts, M.D.	1/26/07	—	—	—	—	—	—	—	1,250,000(1)	$1.81	1,422,913
Steven B. Ratoff	1/16/07 1/16/07	—	—	—	—	—	—	—	50,000 (2) 29,645 (3)	$1.52 $1.52	$37,335 $20,000
David H. Bergstrom, Ph.D.	—	—	—	—	—	—	—	—	—	—	—
Michael E. Spicer, CPA	1/26/07	—	—	—	—	—	—	—	225,000(4)	$1.81	256,124
Deni M. Zodda, Ph.D.	2/22/07	—	—	—	—	—	—	—	667,000(5)	$1.47	364,576
Barry C. Cohen	3/1/07	—	—	—	—	—	—	—	10,000(6)	$1.40	8,100

(1) Amounts in this column represent stock options granted pursuant to our 2006 Equity Incentive Plan to the named executive officer during 2006. Dr. Egberts received a stock option grant on January 26, 2007 with a grant date fair value, as determined in accordance with FAS 123R, of $1.14 per share. Dr. Egberts was granted 55,248 incentive stock options which vest as follows: 18,416 of the options vest on January 26, 2008; 18,416 of the options vest on January 26, 2009; and 18,416 of the options vest on January 26, 2010 and was granted 1,194,752 non-qualified stock options which vest as follows: 398,251 of the options vest on January 26, 2008; 398,251 of the options vest on January 26, 2009; and 398,250 of the options vest on January 26, 2010. In connection with the Separation, Consulting and General Release Agreement (the "Agreement") entered into on September 13, 2007, all of these options became fully vested, and are exercisable until the conclusion of the Agreement on July 25, 2008.

(2) Mr. Ratoff received an option grant on January 16, 2007 with a grant date fair value, as determined in accordance with FAS123R, of $0.75 per share. Mr. Ratoff's options vest as follows: 16,666 of the options vest on January 16, 2008; 16,667 of the options vest on January 16, 2009; and 16,667 of the options vest on January 16, 2010.

(3) Mr. Ratoff received an option grant on January 16, 2007 with a grant date fair value, as determined in accordance with FAS123R, of $0.67 per share, which option grant was elected by Mr. Ratoff in lieu of receiving his $20,000 annual retainer for Board membership. Mr. Ratoff's options vested quarterly during 2007, and became fully vested on January 16, 2008.

(4) Mr. Spicer received a stock option grant on January 26, 2007 with a grant date fair value, as determined in accordance with FAS 123R, of $1.14 per share. Mr. Spicer was granted 60,606 incentive stock options which vest as follows: 20,202 of the options vest on January 26, 2008; 20,202 of the options vest on January 26, 2009; and 20,202 of the options vest on January 26, 2010 and was granted 169,752 non-qualified stock options which vest as follows: 56,584 of the options vest on January 26, 2007; 56,584 of the options vest on January 26, 2008; and 56,584 of the options vest on January 26, 2009.

(5) Dr. Zodda joined the Company on February 22, 2007, and received incentive stock options to purchase 68,027 shares of common stock of the Company and non-qualified stock options to purchase 598,973 shares of common stock of the Company on that date with a grant date fair value, as determined in accordance with FAS123R, of $0.55 per share. Dr. Zodda's options are performance based, and vest upon achievement of performance milestones; so that 22,676 incentive stock options and 200,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of sumatriptan; 22,676 incentive stock options and 199,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of zolpidem; and 22,675 incentive stock options and 199,325 non-qualified stock options will vest upon approval by the Board of any third party agreement whereby the Company obtains the right to develop a product incorporating an active pharmaceutical ingredient that is the subject of a then valid U.S. Patent (or in-process U.S. Patent Application) and already approved for sale by the U.S. Food and Drug

Administration with sales in the U.S. of at least $100 million. Such options will expire on February 21, 2017.

(6) Mr. Cohen received a stock option grant on March 1, 2007 with a grant date fair value as determined in accordance with FAS 123R of $0.81 per share. Such options vested immediately, and had an expiration date of June 17. 2007, and have lapsed.

Outstanding Equity Awards at Fiscal Year-End

The following table provides a summary of equity awards outstanding at December 31, 2007 for each of our named executive officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jan H. Egberts, M.D.	1,622,700(1)	—	—	$1.70	7/25/2008	—	—	—	—
	55,248(1)	—	—	$1.81	7/25/2008				
	1,194,752(1)	—	—	$1.81	7/25/2008				
Steven B. Ratoff	33,333(2)	66,667	—	$1.36	1/16/2011	—	—	—	—
	29,945(3)	—		$1.52	1/15/2012				
	—(2)	50,000		$1.52	1/15/2012				
David H. Bergstrom, Ph.D.	14,620(4)	43,859	—	$1.71	12/3/2016	66,667(8)	$16,000	—	—
	210,380(4)	631,141		$1.71	12/3/2016				
Deni M. Zodda, Ph.D.	—	68,027(5)	—	$1.47	2/21/2017	—	—	—	—
	—	598,973(5)	—	$1.47	2/21/2017				
Michael E. Spicer, CPA	100,000(3)	—	—	$1.57	12/19/2014	—	—	—	—
	20,202(6)	40,404		$1.65	4/18/2016				
	129,798(6)	259,596		$1.65	4/18/2016				
	—(2)	55,248		$1.81	1/25/2017				
	—(2)	169,752		$1.81	1/25/2017				
Barry C. Cohen	—	75,000(7)	—	$2.04	6/17/2007	—	—	—	—
	—	75,000(7)		$1.65	6/17/2007				
	—	50,000(7)		$1.47	6/17/2007				
	—	10,000(7)		$1.40	6/17/2007				

(1) Dr. Egbert's options became fully vested in connection with the Separation, Consulting and General Release Agreement (the "Agreement") entered into on September 13, 2007, and are exercisable until the termination of the Agreement on July 25, 2008.

(2) The options vest in one-third installments per year in years 1, 2 and 3. An additional 1/3 of these options vested in January 2008.

(3) These options are fully vested.

(4) Dr. Bergstrom's options are performance based and vest 12.5% upon acceptance by the Food & Drug Administration (FDA) of our New Drug Application (NDA) submission for our product candidate zolpidem; 12.5% upon FDA acceptance of a NDA submission for our product candidate sumatriptan; 12.5% upon Board approval and successful implementation of portfolio plan for next generation compounds; 12.5% upon Chief Executive Officer approval and successful implementation of organization plan to address issues in analytical, clinical and regulatory; 15% upon completion of a Board approved licensing deal for our product candidate zolpidem; 15% upon completion of a Board approved licensing deal for our product candidate sumatriptan; and 20% at Board discretion upon completion of approved licensing deal for our product candidates zolpidem or sumatriptan.
(5) Dr. Zodda's options are performance based and vest upon achievement of performance milestones; so that 22,676 incentive stock options and 200,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of sumatriptan; 22,676 incentive stock options and 199,324 non-qualified stock options will vest on the signing of a Board approved third party agreement for U.S. or worldwide rights of zolpidem; and 22,675 incentive stock options and 199,325 non-qualified stock options will vest upon approval by the Board of any third party agreement whereby the Company obtains the right to develop a product incorporating an active pharmaceutical ingredient that is the subject of a then valid U.S. Patent (or in-process U.S. Patent Application) and already approved for sale by the U.S. Food and Drug Administration with sales in the U.S. of at least $100 million. Such options will expire on February 21, 2017.
(6) An additional 1/3 of these options vested on April 19, 2008.
(7) Mr. Cohen's options lapsed in June 2007.
(8) The restricted stock vests in one-third installments in years 1, 2 and 3.

Option Exercises and Stock Vested During 2007

There were no options or other derivative securities exercised in 2007 by our named executive officers. In addition, there were no shares acquired by our named executive officers upon the vesting of restricted stock.

Potential Payments Upon Termination or Change in Control

The following table shows the potential payments upon death or disability, termination, resignation or a change of control of NovaDel for each of the named executive officers. For purposes of disclosure, the table assumes that the death or disability, termination, resignation or a change of control occurred as of December 31, 2007.

Name	Executive Benefits and Payments Upon Termination	Death or Disability($)	Termination for Cause($)	Resignation($)	Termination Without Cause Or For Good Reason($)	Termination in Connection With Change in Control($)
Steven B. Ratoff(1)						
Jan H. Egberts, M.D.	Base Salary	—	n/a	n/a	n/a	—
	Bonus	—	n/a	n/a	n/a	—
	Consulting Fees	223,385	n/a	n/a	n/a	223,385
	Stock Options/Restricted Stock Accelerated(3)	—	n/a	n/a	n/a	—
	Health Care Continuation (8)	7,734	n/a	n/a	n/a	7,734
	Accrued Vacation Pay	—	n/a	n/a	n/a	—
	Life Insurance Benefits(4)	—	n/a	n/a	n/a	—
TOTAL ($)		231,119	n/a	n/a	n/a	231,119
David H. Bergstrom, Ph.D.	Base Salary	72,000	—	—	300,000	300,000
	Bonus(2)	90,000	—	—	90,000	90,000
	Stock Options/Restricted Stock Accelerated(3)	16,000	—	—	—	16,000
	Health Care Continuation	1,200	—	—	1,200	1,200
	Accrued Vacation Pay	28,846	28,846	28,846	28,846	28,846
	Life Insurance Benefits(4)	100,000	—	—	—	—
TOTAL ($)		308,046	28,846	28,846	420,046	436,046
Michael E. Spicer, CPA	Base Salary	72,000	—	—	256,200	256,200
	Bonus(2)	76,900	—	—	76,900	76,900
	Stock Options/Restricted Stock Accelerated(3)	—	—	—	—	—
	Health Care Continuation	25,200	—	—	25,200	25,200
	Accrued Vacation Pay	19,708	19,708	19,708	19,708	19,708
	Life Insurance Benefits(4)	100,000	—	—	—	—
TOTAL ($)		293,808	19,708	19,708	378,008	378,008
Deni M. Zodda, Ph.D. (5)	Base Salary	72,000	—	—	275,000	275,000
	Bonus(2)	82,500	—	—	82,500	82,500
	Stock Options/Restricted Stock Accelerated(3)	— (6)	—	—	— (6)	— (6)
	Health Care Continuation	22,800	—	—	22,800	22,800
	Accrued Vacation Pay	21,154	21,154	21,154	21,154	21,154
	Life Insurance Benefits(4)	100,000	—	—	—	—
TOTAL ($)		298,454	21,154	21,154	401,454	401,454

Name	Executive Benefits and Payments Upon Termination	Death or Disability($)	Termination for Cause($)	Resignation($)	Termination Without Cause Or For Good Reason($)	Termination in Connection With Change in Control($)
Barry C. Cohen(7)	Base Salary	—	—	—	—	—
	Bonus	—	—	—	—	—
	Stock Options/Restricted Stock Accelerated(3)	—	—	—	—	—
	Health Care Continuation	—	—	—	—	—
	Accrued Vacation Pay	—	—	—	—	—
	Life Insurance Benefits	—	—	—	—	—
TOTAL ($)		—	—	—	—	—

(1) Mr. Ratoff was appointed as the Interim President and Chief Executive Officer of the Company on July 25, 2007, but has no employment agreement.

(2) Assumes the named executive officer has earned 100% of the potential bonus payable per the individual employment agreement.

(3) Represents the intrinsic value of the options or restricted stock as of December 31, 2007 (the difference between the market value of $0.24 as of December 31, 2007 and the exercise price).

(4) Pursuant to our current benefit plans, each named executive officer would receive a $50,000 death benefit plus an additional $50,000 for an accidental death or a maximum benefit of $100,000.

(5) Dr. Zodda joined us as Senior Vice President and Chief Business Officer on February 22, 2007.

(6) As part of Dr. Zodda's employment agreement entered into in February 2007, he received 667,000 performance based stock options, with an exercise price of $1.47. Such options vest when certain milestones are reached.

(7) Mr. Cohen ceased to be Vice President-Business & New Product Development on January 4, 2007.

(8) Pursuant to Dr. Egberts' Separation, Consulting, and General Release Agreement, Dr. Egberts is entitled to reimbursement for health coverage through the end of the Agreement on July 25, 2008.

Employment Agreements

From 2004 through 2008, we entered into agreements with Dr. Egberts, Dr. Bergstrom, Mr. Spicer and Dr. Zodda. In exchange for the benefits offered under the agreements, these executives have agreed not to engage in competitive activities or to interfere with our business relations for a specified period of time following the termination of their employment. The individual agreements of the named executive officers are summarized below.

Jan H. Egberts, M.D. On July 23, 2007, the Board of Directors of NovaDel accepted the resignation of Dr. Egberts from his officer and director positions with the Company effective July 25, 2007. Dr. Egberts had served as the Company's President and Chief Executive Officer since December 23, 2005 and as a Director since January 2006. There was no disagreement between Dr. Egberts and the Company on any matter relating to the Company's operations, policies or practices. On September 13, 2007, in connection with his resignation, Dr. Egberts and NovaDel entered into a Separation, Consulting and General Release Agreement (the "Agreement"). Under the terms of the Agreement, Dr. Egberts will provide us with certain consulting services, not to exceed forty (40) hours in any calendar month, for a period of twelve (12) months, beginning on the date of execution of the Agreement and ending July 25, 2008. Dr. Egberts shall receive fees for such services at a rate of $363,000 per annum, payable in equal bi-weekly installments during the term of the Agreement. In addition, options previously granted to Dr. Egberts which were outstanding as of July 25, 2007 but not otherwise vested and exercisable, immediately vested and became exercisable under the Agreement and shall remain outstanding until the expiration of the Term. The Agreement contains customary provisions concerning confidentiality and non-competition.

David H. Bergstrom, Ph.D. Dr. Bergstrom's agreement expires on December 4, 2009. His agreement currently provides for:

- annual base salary of $300,000, subject to periodic and customary review for increase by the Board or Compensation Committee;
- an annual bonus of $100,000 for the period commencing on January 1, 2007 and ending on December 31, 2007 and thereafter eligible to receive an annual bonus equal to 30% of base salary; and
- options to purchase 900,000 shares of Common Stock and 100,000 shares of restricted stock pursuant to our 2006 Equity Incentive Plan.

If Dr. Bergstrom's employment is terminated as a result of his death or disability, we shall (i) pay to Dr. Bergstrom or to Dr. Bergstrom's estate, as applicable, (x) his base salary and any accrued and unpaid bonus and expense reimbursement amounts through the date of his death or disability and (y) the pro rata portion of the guaranteed bonus and stock options earned by Dr. Bergstrom during the year of his death or disability (which, for this purpose, shall be prorated in accordance with the number of full months in such year during which Dr. Bergstrom was employed hereunder), and (ii) for the longer of twelve (12) months following his death or disability or the balance of the agreement (as if such termination had not occurred) provide continuation coverage to the members of Dr. Bergstrom's family and, in the case of termination for disability, Dr. Bergstrom under all major medical and other health, accident, life or other disability plans and programs in which such family members and, in the case of termination for disability, Dr. Bergstrom participated immediately prior to his death or disability. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of termination shall be deemed to have expired as of such date. Any stock options that have vested as of the date of Dr. Bergstrom's death (including the options described in the immediately preceding sentence) shall remain exercisable for a period of one hundred and eighty (180) days after the date of his death; in the event of a disability, any unexercised option may be exercised in whole or in part, within the first ninety (90) days after such termination of employment or service. If Dr. Bergstrom's employment is terminated by us for "Cause" or by Dr. Bergstrom other than for "Good Reason," we shall pay: (i) base salary through the date of termination; (ii) all options that have not vested as of the date of any such termination shall be deemed to have expired; (iii) Dr. Bergstrom's right to exercise any vested options shall terminate as of such date; and (iv) any restricted shares that are then forfeitable shall be forfeited immediately. If Dr. Bergstrom is terminated by us (or our successor) upon a "Change of Control," we (or our successor, as applicable) shall pay: (i) base salary for a period of one year following termination; (ii) any bonus that would otherwise be due to Dr. Bergstrom by the end of the calendar end of the year in which such termination occurs; (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all options not vested shall be accelerated and deemed to have vested. If Dr. Bergstrom is terminated prior to end of term by us other than as a result of death or disability or Dr. Bergstrom's employment is terminated by Dr. Bergstrom for "Good Reason" or we provide notice to Dr. Bergstrom that the agreement will not be renewed, we shall pay: (i) twelve (12) month severance from date of public announcement of same; (ii) the bonus that would have otherwise been due, unless there is documentation on file for a period of at least three (3) months regarding performance issues which have not been cured, to Dr. Bergstrom in the calendar year in which such termination or non-renewal occurs; (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all options that are granted shall be accelerated and deemed to have vested and all vested options at date of termination shall expire ninety (90) days post termination of employment. However, our obligation will be reduced if compensation is received from other employment for these amounts otherwise actually earned by Dr. Bergstrom during the one year period following the termination of his employment.

Michael E. Spicer. Mr. Spicer's agreement was renewed on January 22, 2008, to be effective from December 20, 2007. The agreement as renewed expires on December 20, 2008, and is subject to automatic extension for successive one-year periods on the anniversary of the effective date unless either party gives written notice, no later than 90 days preceding the date of any such extension, of an intention not to further extend the term. Mr. Spicer's original agreement with the Company, which was further amended on September 2, 2005 and March 12, 2007, expired on December 20, 2007. His current agreement provides for:

- an annual base salary of $256,200, subject to periodic and customary review for increase by the Board or Compensation Committee;
- eligible to receive an annual bonus equal to 30% of base salary; and
- eligible to receive additional grants of stock options and other equity awards, in addition to equity awards which Mr. Spicer has already received.

If Mr. Spicer's employment is terminated as a result of his death or disability, we shall (i) pay to Mr. Spicer or to Mr. Spicer's estate, as applicable, (x) his base salary through the date of his death or disability and (y) the bonus, if any, that would otherwise have been due at the end of the calendar year in which such death or disability occurs; and the pro rata portion of the stock options earned by Mr. Spicer during the year of his death or disability, prorated in accordance with the number of full months in such year during which Mr. Spicer was employed by us; (ii) for the longer of twelve (12) months following his death or disability or the balance of the agreement (as if such termination had not occurred) provide continuation coverage to the members of Mr. Spicer's family and, in the case of termination for disability, to Mr. Spicer under all major medical and other health, accident, life or other disability plans and programs in which such family members and, in the case of termination for disability, Mr. Spicer participated immediately prior to his death or disability; and (iii) pay any expense reimbursement amounts owed through the date of death or disability. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of termination shall be deemed to have expired as of such date. Any stock options that have vested as of the date of Mr. Spicer's death (including the options described in the immediately preceding sentence) shall remain exercisable for a period of one hundred and eighty (180) days after the date of his death; in the event of a disability, any unexercised option may be exercised in whole or in part, within the first ninety (90) days after such termination of employment or service. If Mr. Spicer's employment is terminated by us for "Cause" or by Mr. Spicer other than for "Good Reason," we shall pay (i) base salary through the date of termination; (ii) all options that have not vested shall be deemed to have expired as of such date and; (iii) all rights to exercise any vested options shall terminate. If Mr. Spicer is terminated by us (or our successor) upon a "Change of Control," we (or our successor, as applicable), upon receiving a copy of a release and separation agreement signed by Mr. Spicer, shall pay within ten (10) business days: (i) a lump sum equivalent to twelve (12) months of base salary, and (ii) a lump sum equivalent to the bonus, if any, that would otherwise have been due at the end of the calendar year in which such termination occurs; and (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all stock options that have not vested as of the date of such termination shall be accelerated and deemed to have vested. If Mr. Spicer is terminated by us other than as a result of death or disability or Mr. Spicer terminates for "Good Reason," we shall pay: (i) base salary for a period of twelve (12) months following termination; and (ii) any accrued and unpaid bonus and expense reimbursement amounts through the date of termination.

Deni M. Zodda, Ph.D. Dr. Zodda's agreement expires on February 22, 2010. His agreement currently provides for:

- annual base salary of $275,000, subject to periodic and customary review for increase by the Board or Compensation Committee;
- eligible to receive an annual bonus equal to 30% of base salary; and
- an incentive stock option to purchase 68,027 shares of Common Stock and a non-qualified stock option to purchase 598,973 shares of Common Stock pursuant to our 2006 Equity Incentive Plan.

If Dr. Zodda's employment is terminated as a result of his death or disability, we shall (i) pay to Dr. Zodda or to Dr. Zodda's estate, as applicable, (x) his base salary through the date of his death or disability and (y) the bonus, if any, that would otherwise have been due at the end of the calendar year in which such death or disability occurs; and the pro rata portion of the stock options earned by Dr. Zodda during the year of his death or disability, prorated in accordance with the number of full months in such year during which Dr. Zodda was employed by us; (ii) for the longer of twelve (12) months following his death or disability or the balance of the agreement (as if such termination had not occurred) provide continuation coverage to the members of Dr. Zodda's family and, in the case of termination for disability, to Dr. Zodda under all major medical and other health, accident, life or other disability plans and programs in which such family members and, in the case of termination for disability, Dr. Zodda participated immediately prior to his death or disability; and (iii) pay any expense reimbursement amounts owed through the date of death or disability. All stock options that are scheduled to vest by the end of the calendar year in which such termination occurs shall be accelerated and deemed to have vested as of the termination date. All stock options that have not vested (or been deemed pursuant to the immediately preceding sentence to have vested) as of the date of termination shall be deemed to have expired as of such date. Any stock options that have vested as of the date of Dr. Zodda's death (including the options described in the immediately preceding sentence) shall remain exercisable for a period of one hundred and eighty (180) days after the date of his death; in the event of a disability, any unexercised option may be exercised in whole or in part, within the first ninety (90) days after such termination of employment or service. If Dr. Zodda's employment is terminated by us for "Cause" or by Dr. Zodda other than for "Good Reason," we shall pay (i) base salary through the date of termination; (ii) all options that have not vested shall be deemed to have expired as of such date and; (iii) all rights to exercise any vested options shall terminate.

If Dr. Zodda is terminated by us (or our successor) upon a "Change of Control," we (or our successor, as applicable), upon receiving a copy of a release and separation agreement signed by Dr. Zodda, shall pay within ten (10) business days: (i) a lump sum equivalent to twelve (12) months of base salary, and (ii) a lump sum equivalent to the bonus, if any, that would otherwise have been due at the end of the calendar year in which such termination occurs; and (iii) any expense reimbursement amounts owed through the date of termination; and (iv) all stock options that have not vested as of the date of such termination shall be accelerated and deemed to have vested. During the first year of Dr. Zodda's agreement, if he is terminated by us other than as a result of death or disability or Dr. Zodda terminates for "Good Reason," we shall pay: (i) base salary for a period of six (6) months following termination; and (ii) any accrued and unpaid bonus and expense reimbursement amounts through the date of termination. However, our obligation shall be reduced, by amounts otherwise actually earned by Dr. Zodda during the six (6) month period following termination. If Dr. Zodda is terminated during the second and third year of the agreement by us other than as a result of death or disability or Dr. Zodda terminates for "Good Reason," we shall pay: (i) base salary for a period of twelve (12) months following termination; and (ii) any accrued and unpaid bonus and expense reimbursement amounts through the date of termination. However, our obligation shall be reduced, by amounts otherwise actually earned by Dr. Zodda during the twelve (12) month period following termination.

Barry C. Cohen. On March 16, 2007, the Employment Agreement between Mr. Cohen and us was terminated in connection with Mr. Cohen entering into a Settlement/Release Agreement with us. The Settlement/Release Agreement provided Mr. Cohen with payments of approximately $114,000 over a six-month period. In addition, Mr. Cohen received a bonus payment in the amount of $34,200 and a grant of 10,000 options for certain licensing agreements closed during 2006, which options have lapsed. Mr. Cohen released NovaDel from any further obligations related to his departure.

The foregoing agreements also provide for certain non-competition and non-disclosure covenants on the part of such executive. However, with respect to the non-competition covenants, a court may determine not to enforce such provisions or only partially enforce such provisions. Additionally, each of the foregoing agreements provides for certain fringe benefits, such as inclusion in pension, profit sharing, stock option, savings, hospitalization and other benefit plans at such times as we may adopt them.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Stock Ownership of Certain Beneficial Owners

The following table sets forth information, as of March 31, 2008, regarding beneficial ownership of the Common Stock to the extent known to us by each person known to be the beneficial owner of 5% or more of the Common Stock. Except as otherwise noted, each person has sole voting and investment power as to his or her shares.

Title of Class	Name and Address or Number in Group	Amount and Nature of Beneficial Ownership	Percentage of Class
Common Stock	Lindsay A. Rosenwald, M.D. (1)	9,473,924 (2)	13.9%
Common Stock	ProQuest Investments, II, L.P.(3)	8,474,832 (4)	13.5%
Common Stock	Caisse de dépôt et placement du Québec(5)	5,837,931 (6)	9.4%
Common Stock	William Harris Investors, Inc.(7)	3,681,277(8)	6.0%
Common Stock	Wachovia Corporation(9)	5,800,000(10)	9.6%

(1) The address for Dr. Rosenwald is: c/o Paramount BioCapital, Inc., 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(2) Includes 2,137,660 shares of Common Stock and warrants to purchase 7,336,264 shares of Common Stock. Does not include 2,900,000 shares of Common Stock owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust dated May 24, 2000 which is a trust established for the benefit of Dr. Rosenwald. Dr. Rosenwald is not a trustee of this trust and disclaims beneficial ownership of such shares, except to any pecuniary interest therein. Does not include warrants which are convertible into 1,331,424 shares of Common Stock (the "Trust Shares") and are owned by certain trusts for the benefit of Dr. Rosenwald's children. Dr. Rosenwald is not a trustee of these trusts and disclaims beneficial ownership of the Trust Shares, except to any pecuniary interest therein.

(3) The address for ProQuest Investments II, L.P., ProQuest Investments III, L.P. and ProQuest Investments II Advisors Fund, LP is 90 Nassau Street, 5th Floor, Princeton, NJ 08542.

(4) Includes (i) 1,262,747 shares of Common Stock and warrants to purchase 444,704 shares of Common Stock held in the name of ProQuest Investments II, L.P., (ii) 4,974,426 shares of Common Stock and warrants to purchase 1,751,854 shares of Common Stock held in the name of ProQuest Investments III, L.P., and (iii) 30,397 shares of Common Stock and warrants to purchase 10,704 shares of Common Stock. ProQuest Associates III LLC ("Associates III") is the General Partner of ProQuest Investments III, L.P. ProQuest Associates II LLC ("Associates II") is the general partner of ProQuest Investments II, L.P. and of ProQuest Investments II Advisors Fund, L.P. Jay Moorin and Alain Schreiber, Managing Members of Associates III and Associates II, have voting, dispositive and investment power with respect to the securities. Each of Mr. Moorin and Mr. Schreiber disclaim beneficial ownership of such securities except to the extent of each such person's respective pecuniary interest in such securities.

(5) The address for Caisse de dépôt et placement du Québec is: 1000 Place Jean-Paul-Riopelle, Montreal, Quebec, Canada H22 263.

(6) Includes 4,413,793 shares of Common Stock and warrants to purchase 1,424,138 shares of Common Stock. Two groups of persons, collectively comprised of Normand Provost, Pierre Pharad, Diane Favreau, Pierre Fortier, Paul-Henri Couture, Michel Lefebrve, Ghislain Gautheir, Sylvain Gareau, Luc Houle, Gilles Godbout, James McMullan, Louise Lalonde, Jean-Pierre Jetté, Julie Prémont, Bruno Guilmette, Francois Maheu, Cyrille Viltecoq, Alain Tremblay, Marcel Gagnon, Pierre Piché, Eric Lachance, Mackey Tall, Stephane René, Frederick Godbout, Eric Cantin, Monique Laliberté, Dave Brochet, Eric Legault, Marc-Andre Aubé, Maxine Durivage, Francois Boundreault, Steve Lachaine, Pierre Lépine and Pierre Lambert, has voting and investment control over the shares of Common Stock and warrants held by Caisse de dépôt et placement du Québec, and each disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. Normand Provost, Pierre Pharad, Diane Favreau, Peirre Fortier, Paul-Henri Courture, Michel Lefebrve, Ghislain Gauthier, Sylvain Gareau, Luc Houle and Gilles Godbout make up Group A. James McMullan, Louise Lalonde, Jean-Pierre Jetté, Julie Prémont, Bruno Guilmette, Francois Maheu, Cyrille Viltecoq, Alain Tremblay, Marcel Gagnon, Pierre Piché, Eric Lachance, Mackey Tall, Stephane René, Frederick Godbout, Eric Cantin, Monique Laliberté, Dave Brochet, Eric Legault, Marc-Andre Aubé, Maxine Durivage, Francois Boundreault, Steve Lachaine, Pierre Lépine and Pierre Lambert make up Group B. Any person in Group A in conjunction with any person in Group B has voting and investment control.

(7) The address for William Harris Investors, Inc. is: 191 North Wacker Drive, Suite 1500, Chicago, IL 60606.

(8) Includes (i) 1,198,519 shares of Common Stock and warrants to purchase 551,724 shares of Common Stock held in the name of WHI Growth Fund Q.P., L.P., (ii) 689,655 shares of Common Stock and warrants to purchase 275,862 shares of Common Stock held in the name of WHI Select Fund, L.P., and (iii) 689,655 shares of Common Stock and warrants to purchase 275,862 shares of Common Stock held in the name of Panacea Fund LLC. William Harris Investors, Inc. is the General Partner of WHI Select Fund L.P. and WHI Growth Fund Q.P., L.P. Michael S. Resnick, an executive vice-president of William Harris Investors, Inc., and Charles Polsky, a vice-president of William Harris Investors, Inc. have voting and investment control over the shares. William Harris Investors, Inc. is the Manager of Panacea Fund, LLC. Michael S. Resnick, an executive vice-president of William Harris Investors, Inc., Charles Polsky and Fred Houbow, co-Fund Managers of Panacea Fund, LLC, have voting and investment control over the shares of Common Stock and warrants held by Panacea Fund, LLC but disclaim beneficial ownership of such shares and warrants, except to the extent of any pecuniary interest therein.

(9) The address for Wachovia Corporation is: One Wachovia Center, Charlotte, NC 28288-0137.

(10) As reported on Schedule 13G filed with the Securities and Exchange Commission on January 11, 2007, Wachovia Corporation has (i) sole power to vote 5,800,000 shares of Common Stock and (ii) no power to dispose or direct the disposition of 5,800,000 shares of Common Stock.

Stock Ownership of Directors and Management

The following table sets forth information, as of March 31, 2008, regarding beneficial ownership of the Common Stock to the extent known to us, by (i) each person who is a nominee for Director; (ii) each named executive officer in the Summary Compensation Table on page 16; and (iii) all Directors and named executive officers as a group. Except as otherwise noted, each person has sole voting and investment power as to his or her shares.

Title of Class	Name and Address or Number in Group(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Common Stock	Mark J. Baric	38,333	*
Common Stock	David H. Bergstrom, Ph.D.	298,333	*
Common Stock	Thomas E. Bonney, CPA	219,767	*
Common Stock	Barry C. Cohen (3)	5,000	*
Common Stock	William F. Hamilton, Ph.D.	207,173	*
Common Stock	J. Jay Lobell	356,483(4)	*
Common Stock	Charles Nemeroff, M.D., Ph.D.	266,000	*
Common Stock	Steven B. Ratoff	411,706(5)	*
Common Stock	Michael E. Spicer, CPA	364,000	*
Common Stock	Deni M. Zodda, Ph.D.		
Common Stock	All Directors and Named Executive Officers as a group (11 persons)	5,139,495	7.8%

*less than 1%.

(1) The address of all holders listed herein is c/o NovaDel Pharma Inc., 25 Minneakoning Road, Flemington, New Jersey 08822.
(2) For each of the following persons, the numbers set forth in this column includes the number of shares of Common Stock immediately succeeding such person's name, which such person has the right to acquire within 60 days through the exercise of stock options: Mr. Baric, 33,333; Dr. Bergstrom, 225,000; Mr. Bonney, 194,467; Mr. Cohen, 0; Dr. Hamilton, 198,173; Mr. Lobell, 83,334; Dr. Nemeroff, 251,000; Mr. Ratoff, 112,979; Mr. Spicer, 325,000; Dr. Zodda, 0; and all Directors and named executive officers as a group, 4,395,986.
(3) Mr. Cohen was terminated in March 2007.
(4) Includes warrants to purchase 95,685 shares of Common Stock.
(5) Includes warrants to purchase 38,727 shares of Common Stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Transactions

To the best of management's knowledge, other than (i) compensation for services as named executive officers and Directors or (ii) as set forth below, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or were to be a party, in which the amount involved exceeds $120,000 during fiscal 2007, and in which any Director or named executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of the Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest.

In April 2003, we entered into a license and development agreement with Manhattan Pharmaceuticals, Inc., or Manhattan Pharmaceuticals, for the worldwide, exclusive rights to our oral spray technology to deliver propofol for pre-procedural sedation. During the year ended December 31, 2007, the five months ended December 31, 2006 and for the year ended July 31, 2006, we did not invoice Manhattan Pharmaceuticals for any reimbursable expenses. Dr. Rosenwald may be deemed to be an affiliate of Manhattan Pharmaceuticals.

In September 2004, we entered into a license and development agreement with Velcera Pharmaceuticals Inc., or Velcera, in connection with veterinary applications for currently marketed veterinary drugs. We may receive additional milestone payments and royalty payments over the 20-year term of the agreement. During the year ended December 31, 2007, the five months ended December 31, 2006 and for the year ended July 31, 2006, we invoiced Velcera approximately $0, $0 and $228,000, respectively, for reimbursable expenses. Dr. Rosenwald may be deemed to be an affiliate of Velcera.

In October 2004, we entered into a license agreement with Hana Biosciences Inc., or Hana Biosciences, for the marketing rights in the U.S. and Canada for our ondansetron oral spray technology. During the year ended December 31, 2007, the five months ended December 31, 2006 and the fiscal year ended July 31, 2006, we received $0, $1,000,000 and $1,500,000, respectively, in milestone payments from Hana Biosciences. During the year ended December 31, 2007, the five months ended December 31, 2006 and for the year ended July 31, 2006, we invoiced Hana Biosciences approximately $0, $0 and $13,000, respectively, for pass-through expenses incurred by us on behalf of Hana Biosciences. In January 2006, Hana Biosciences announced positive study results of a pivotal clinical trial for Zensana™. Hana Biosciences submitted its NDA on June 30, 2006 and such NDA was accepted for review by the FDA in August 2006. Previously, Hana Biosciences targeted final approval from the FDA and commercial launch in calendar 2007. However, on February 20, 2007, we announced that Hana Biosciences notified us that ongoing scale-up and stability experiments indicate that there is a need to make adjustments to the formulation and/or manufacturing process, and that there is likely to be a delay in the FDA approval and commercial launch of Zensana™ as a result thereof. On March 23, 2007, Hana Biosciences announced its plan to withdraw, without prejudice, its pending NDA for Zensana™ with the FDA, and that it plans to re-direct the development plan for Zensana™ using our patent-protected European formulation of the product.

On July 31, 2007, we entered into a Product Development and Commercialization Sublicense Agreement with Hana Biosciences and Par, pursuant to which Hana Biosciences granted a sublicense to Par to develop and commercialize Zensana™. Par is responsible for all development, regulatory, manufacturing and commercialization activities of Zensana™ in the United States and Canada, including the development and re-filing of the NDA in the United States. In addition, we entered into an Amended and Restated License Agreement with Hana Biosciences, pursuant to which Hana Biosciences relinquished its right to pay reduced royalty rates to us until such time as Hana Biosciences had recovered one-half of its costs and expenses incurred in developing Zensana™ from sales of Zensana™ and we agreed to surrender for cancellation all 73,121 shares of the Hana Biosciences common stock we acquired in connection with execution of the original license agreement with Hana Biosciences. Par has announced that it expects to complete clinical development on the revised formulation of Zensana™ during 2008, and expects to submit a new NDA for Zensana™ by the end of 2008.

We will receive a milestone payment from Hana Biosciences upon final approval from the FDA. In addition, we will receive double-digit royalty payments based upon a percentage of net sales. We retain the rights to our ondansetron oral spray outside of the U.S. and Canada. Dr. Rosenwald may be deemed to be an affiliate of Hana Biosciences.

In April 2006, we closed a private placement of 8,092,796 shares of Common Stock and warrants to purchase a total of 2,427,839 shares of Common Stock with an exercise price of $1.60 per share of Common Stock. We received proceeds, net of offering costs, of approximately $10,593,000. Griffin Securities, Inc. and Paramount BioCapital, Inc., or Paramount, a NASD broker-dealer, acted as the placement agents for this private placement. The placement agents were paid an aggregate fee for acting as placement agents of cash equal to 7% of the gross proceeds from the sale of the Common Stock, or $792,400, and warrants equal to 6% of the shares of Common Stock purchased, subject to certain exclusions, or warrants to purchase 468,329 shares of Common Stock. Such warrants have the same terms as those issued to the investors. On the date of grant, the warrants had an approximate fair value of $0.92 per warrant. The placement agents were also entitled to a non-accountable expense allowance of up to $55,000 as reimbursement for out of pocket expenses incurred in connection with the offering. We agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering. In December 2006, we paid a total of $100,000 to Paramount Biosciences Inc., in compensation for waiver of certain ongoing rights associated with the private placement in April 2006.

In September 2006, our Board appointed Mr. Steven B. Ratoff as Chairman of the Board. In connection with Mr. Ratoff's appointment as Chairman of the Board, the Board entered into a consulting arrangement to compensate Mr. Ratoff for his efforts. This arrangement is on a month-to-month basis and compensates Mr. Ratoff at a rate of $17,500 per month. Pursuant to this consulting arrangement, we paid Mr. Ratoff approximately $61,000 for the five months ended December 31, 2006. In March 2007, Mr. Ratoff's monthly compensation was reduced to $10,000 to reflect his decreased day-to-day time involvement with NovaDel. In June 2007, Mr. Ratoff's monthly compensation was increased to $17,500 to reflect his increased day-to-day time involvement with NovaDel. On July 23, 2007, Mr. Ratoff was appointed to the additional role of Interim President and Chief Executive Officer, to be effective on July 25, 2007 with the resignation of Dr. Jan Egberts, MD. There is no formal agreement memorializing Mr. Ratoff's consulting agreement.

In December 2006, we completed a private placement of 9,823,983 shares of common stock, at a purchase price of $1.45 per share and warrants to purchase up to approximately 3,929,593 shares of common stock at an exercise price of $1.70 per share. We received proceeds, net of offering costs, of $13,144,000 of which $11,749,000 was received in December 2006 and $1,395,000 was received in January 2007. As such, we issued 8,862,069 shares in December 2006 and 961,914 shares in January 2007 for this private placement. Oppenheimer & Co. Inc. acted as the lead placement agent for this private placement, with Griffin Securities, Inc. acting as co-placement agent. The placement agents received compensation for acting as placement agents made up of cash compensation equal to 7% of the proceeds from the sale of the common stock, or $997,000, and warrants to purchase shares of common stock equal to 5% of the shares of common stock purchased, subject to certain exclusions, or warrants to purchase 491,199 shares (such warrants have the same terms as those issued to the investors), plus expenses. On the date of grant, the warrants had an approximate fair value of $0.89 per warrant. We agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, incurred in connection with the offering.

Independence of Directors

The Board annually determines the independence of each Director based on a review by the Board and our Corporate Governance and Nominating Committee. The AMEX Corporate Governance Standards require that a majority of the Board be independent and that for a Director to qualify as independent, the Board must affirmatively determine that the Director has no material relationship with NovaDel, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. In determining whether a material relationship exists, the Board and our Corporate Governance and Nominating Committee broadly consider all relevant facts and circumstances brought to their attention through the processes described below.

The NovaDel Corporate Governance Guidelines, adopted by the Board in September 2005 and amended in June 2006, are available on the Corporate Governance section of our website at www.novadel.com. The listing standards of AMEX generally provide that a Director will not be considered independent if:

- the Director is, or within the last three years, has been an employee of NovaDel, or an immediate family member of the Director is, or within the last three years has been, an executive officer of NovaDel;
- the Director, or an immediate family member of the Director, has received more than $100,000 in any 12-month period in the last three years in direct compensation from NovaDel, other than Director fees, compensation paid to an immediate family member who is an employee (other than an executive officer) of the company, compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year) or benefits under a tax-qualified retirement plan, or non-discretionary compensation;
- a Director who is, or has an immediate family member who is, a current partner of our independent public registered accounting firm, or was a partner or employee of our independent registered public accounting firm who worked on our audit at any time during any of the past three years;
- the Director, or an immediate family member of the Director is, or in the last three years has been, employed as an executive officer of another company where any of NovaDel's present executives serve on that company's compensation committee; or
- a Director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of any organization to which the company made or from which the company received, payments that exceed 5% or $200,000 of the organization's gross revenues for that year, whichever is greater, in any of the most recent three fiscal years (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs).

Pursuant to the Corporate Governance Guidelines and the AMEX rules, the Board reviewed the independence of each of our Directors in March 2008, taking into account potential conflicts of interest, transactions or other relationships that would reasonably be expected to compromise any of our Directors' independence. In performing this review, the Board, together with our Corporate Governance and Nominating Committee, reviewed the responses received from each Director to a questionnaire inquiring about, among other things, their relationships with us (and those of their immediate family members), their affiliations and other potential conflicts of interest.

As a result of this review, the Board, based on the recommendation of the Corporate Governance and Nominating Committee, affirmatively determined that all of our Directors are independent of NovaDel and management under the standards set forth in the listing standards of the AMEX, with the exception of our Chairman, Mr. Steven B. Ratoff, who is not independent because of his consulting arrangement with NovaDel and his current role as our Interim President and Chief Executive Officer.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Independent Registered Public Accounting Firm's Fee Summary

The following table sets forth fees billed to us by our independent registered public accounting firm during the year ended December 31, 2007, the five month period ended December 31, 2006, and the fiscal year ended July 31, 2006 for: (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as Audit Fees; (iii) services rendered in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	J.H. Cohn LLP		
	fiscal year ended 12/31/07	5 months ended 12/31/06	FY 2006
Audit Fees	$ 125,000	$ 72,000	$ 99,000
Audit Related Fees	$ 19,000	$ 7,000	$ 12,000
Tax Fees		—	$ 4,000
All Other Fees		—	—

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy for the pre-approval of all audit and permitted non-audit services that may be performed by our independent registered public accounting firm. Under this policy, unless a type of service to be provided by our independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee periodically will revise the list of pre-approved services, based on subsequent determinations. The Audit Committee delegates pre-approval authority to its chairperson and may delegate such authority to one or more of its members, whose activities are reported to the Audit Committee at each regularly scheduled meeting.

The Audit Committee has approved for fiscal year 2008 the following services with the following fee limits:

Audit Services

Service		Range of Fees
1.	Statutory audits or financial audits for affiliates of the Company for annual financial statements and review of financial statements included in quarterly reports in Form 10-Q	Not to exceed $20,000
2.	Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g. comfort letters, consents) and assistance in responding to SEC comment letters	Not to exceed $5,000
3.	Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or other actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard setting bodies (Note: Under SEC rules, some consultations may be "audit-related" services rather than "audit" services)	Not to exceed $10,000

Audit Related Services

Service		Range of Fees
1.	Due diligence services pertaining to potential business acquisitions/dispositions	Not to exceed $5,000
2.	Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond or comply with financial, accounting or regulatory reporting matters	Not to exceed $10,000
3.	Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies (Note: Under SEC rules, some consultations may be "audit" services rather than "audit-related" services)	Not to exceed $10,000
4.	Attest services not required by statute or regulation	Not to exceed $5,000

Tax Services

Service		Range of Fees
1.	U.S. federal, state and local tax planning and advice	Not to exceed $5,000
2.	U.S. federal, state and local tax compliance	Not to exceed $20,000
3.	International tax planning and advice	Not to exceed $5,000
4.	International tax compliance	Not to exceed $5,000

All Other Services

Service	Range of Fees
No such services are pre-approved	—

PART IV

ITEM 15. EXHIBITS

(a) Schedules

3. List of Exhibits

INDEX TO EXHIBITS

The following exhibits are included with this Amendment to our Annual Report on Form 10-K/A:

EXHIBIT NO.	DESCRIPTION	METHOD OF FILING
31.1	Certification of Chief Executive Officer under Rule 13a-14(a)	Furnished herewith
31.2	Certification of Principal Financial Officer under Rule 13a-14(a)	Furnished herewith

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaDel Pharma Inc.

Date: April 25, 2008

By: /s/ STEVEN B. RATOFF
Steven B. Ratoff
Chairman, Interim President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ STEVEN B. RATOFF Steven B. Ratoff	Chairman, Interim President and Chief Executive Officer (Principal Executive Officer)	April 25, 2008
/s/ MICHAEL E. SPICER Michael E. Spicer	Chief Financial Officer (Principal Financial and Accounting Officer)	April 25, 2008
/s/ MARK J. BARIC Mark J. Baric	Director	April 25, 2008
/s/ THOMAS E. BONNEY Thomas E. Bonney	Director	April 25, 2008
/S/ WILLIAM F. HAMILTON William F. Hamilton, Ph.D.	Director	April 25, 2008
/s/ J. JAY LOBELL J. Jay Lobell	Director	April 25, 2008
/s/ CHARLES NEMEROFF Charles Nemeroff	Director	April 25, 2008

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a)

I, Steven B. Ratoff, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of NovaDel Pharma Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrants' board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 25, 2008 By: /s/ STEVEN B. RATOFF

Steven B. Ratoff
Chairman, Interim President and Chief Executive Officer

Certification Pursuant to Rule 13a-14(a)

I, Michael E. Spicer, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of NovaDel Pharma Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 25, 2008 By: /s/ MICHAEL E. SPICER

Michael E. Spicer
Principal Financial and Accounting Officer

CORPORATE INFORMATION

Board of Directors
Mark J. Baric
President and Co-Founder
CeNeRx BioPharma Inc.

Thomas E. Bonney, CPA
Managing Director
CMF Associates, LLC

William F. Hamilton, Ph.D.
Landau Professor of Management and Technology
The Wharton School, University of Pennsylvania

J. Jay Lobell
Chief Executive Officer and Secretary
Paramount Acquisition Corp.

Charles Nemeroff, M.D., Ph.D.,
Reunette W. Harris Professor and Chairman of the Department of Psychiatry and Behavioral Sciences
Emory University School of Medicine

Steven B. Ratoff
Interim President and Chairman of the Board
NovaDel Pharma Inc.

Officers
Steven B. Ratoff
Interim President and Chief Executive Officer

David H. Bergstrom, Ph.D.
Senior Vice President and Chief Operating Officer

Michael E. Spicer
Chief Financial Officer and Corporate Secretary

Deni M. Zodda, Ph.D.
Senior Vice President and Chief Business Officer

Annual Meeting
The Annual Meeting of Stockholders will take place on Monday, September 8, 2008 at 9:00 a.m. at the offices of Morgan, Lewis & Bockius LLP, 502 Carnegie Center, Princeton, NJ 08540

Corporate Headquarters
NovaDel Pharma Inc.
25 Minneakoning Road
Flemington, New Jersey 08822
Telephone: 908-782-3431
Facsimile: 908-782-2445
Internet Site: http://www.novadel.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Counsel
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6241

Independent Registered Public Accounting Firm
J.H. Cohn LLP
4 Becker Farm Road
Roseland, NJ 07068

Number of Holders of Common Stock
As of July 21, 2008, there are 108 stockholders of record of Common Stock.

Dividends
The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying any such cash dividends in the foreseeable future.

Market for Common Stock
American Stock Exchange (AMEX)
Symbol: NVD

SEC Form 10-K and Stockholders' Inquiries
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge. Requests for Form 10-K or other stockholder inquiries should be directed in writing to:

Investor Relations
NovaDel Pharma Inc.
25 Minneakoning Road
Flemington, New Jersey 08822

END